==============================================================================
  As filed with the Securities and Exchange Commission on September 29, 1997
                                    Registration No.   333-________

                    SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549
                               ------------
                                 FORM S-4
                          REGISTRATION STATEMENT
                                   UNDER

                        THE SECURITIES ACT OF 1933
                               ------------
                                TEXACO INC.
          (Exact name of Registrant as specified in its charter)
                               ------------

               Delaware                                          291                                   74-1383447
   (State or Other Jurisdiction of                  (Primary Standard Industrial                      (IRS Employer
    Incorporation or Organization)                   Classification Code Number)                   Identification No.)
                                                       2000 Westchester Avenue
                                                    White Plains, New York 10650
                                                           (914) 253-4000
                                        (Address, Including Zip Code, and Telephone Number,
                                 including Area Code, of Registrant's Principal Executive Offices)

                                                          Carl B. Davidson
                                                    Vice President and Secretary
                                                             Texaco Inc.
                                                       2000 Westchester Avenue
                                                    White Plains, New York 10650
                                                           (914) 253-4000
                                               (Name, Address, Including Zip Code, and
                                           Telephone Number, Including Area Code, of Agent
                                                            for Service)

                                                             copies to:
          William L. Rosoff                               Terry L. Anderson                        G. Michael O'Leary
        Davis Polk & Wardwell                       General Counsel and Secretary                Andrews & Kurth L.L.P.
         450 Lexington Avenue                         Monterey Resources, Inc.                  4200 Texas Commerce Tower
       New York, New York 10017                          5201 Truxtun Avenue                      Houston, Texas 77002
            (212) 450-4000                                    Suite 100                              (713) 220-4200
                                                    Bakersfield, California 93309
                                                           (805) 322-3992

               Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effectiveness of this Registration Statement and the effective time (the "Effective Time") of the merger (the "Merger") of a wholly-owned subsidiary of the Registrant with and into Monterey Resources, Inc. ("Monterey") as described in the Agreement and Plan of Merger dated as of August 17, 1997.

               If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

                               ------------


                      CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                   Proposed Maximum       Proposed Maximum        Amount of
          Title of each Class of                Amount to be           Offering          Aggregate Offering      Registration
        Securities to be Registered             Registered(1)       Price Per Unit           Price (2)              Fee(3)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $3.125 per share...       23,908,272          $49.0629(2)         $1,173,010,170           $119,060
=============================================================================================================================

(1) Represents the maximum number of shares of Common Stock, par value $3.125 per share, of the Registrant ("Texaco Common Stock") to be issued in connection with the Merger in exchange for shares of Common Stock, par value $0.01 per share, of Monterey ("Monterey Common Stock"), determined on the basis of the maximum exchange ratio applicable in the Merger (0.4242 shares of Texaco Common Stock for each share of Monterey Common Stock) and the number of outstanding shares of Monterey Common Stock and shares issuable in respect of Monterey stock options on September 26, 1997.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low prices of Monterey Common Stock on September 26, 1997 on the New York Stock Exchange, which was $20.8125.

(3) The registration fee for the securities registered hereby of $119,060 is being paid herewith. This fee has been calculated pursuant to Rule 457(f) under the Securities Act, as one thirty-third of one percent of $1,173,010,170, less $236,398 previously paid to the Commission in connection with Monterey's Preliminary Proxy Statement filing on September 8, 1997.


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================

                                TEXACO INC.
                           CROSS REFERENCE SHEET


                          ITEM NUMBER                                                LOCATION IN PROXY
                          IN FORM S-4                                               STATEMENT/PROSPECTUS
---------------------------------------------------------------    --------------------------------------------------
A.  INFORMATION ABOUT THE
    TRANSACTION
1.  Forepart of Registration Statement and Outside
    Front Cover Page of Prospectus.............................    Facing Page of the Registration Statement; Outside
                                                                   Front Cover Page of Proxy Statement/Prospectus**

2.  Inside Front and Outside Back Cover Pages of
    Prospectus.................................................    Table of Contents; Where You Can Find More
                                                                   Information

3.  Risk Factors, Ratio of Earnings to Fixed Charges
    and Other Information......................................    Outside Front Cover Page of Proxy Statement/
                                                                   Prospectus; Summary; Selected Historical Financial
                                                                   Data; Comparative Per Share Data; Risk Factors; The
                                                                   Merger; Comparative Per Share Market Price and
                                                                   Dividend Information; Special Meeting; Business of
                                                                   Monterey; Business of Texaco; Where You Can Find
                                                                   More Information

4.  Terms of the Transaction...................................    Outside Front Cover Page of Proxy Statement/
                                                                   Prospectus; Summary; The Merger; The Merger
                                                                   Agreement; Comparison of Stockholder Rights;
                                                                   Description of Texaco Capital Stock

5.  Pro Forma Financial Information                                *

6.  Material Contacts with the Company Being
    Acquired...................................................    Summary; The Merger; The Merger Agreement

7.  Additional Information Required for Reoffering
    by Persons and Parties Deemed to be
    Underwriters...............................................    *

8.  Interests of Named Experts and Counsel.....................    *

9.  Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities.............    *

B.  INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to S-3 Registrants................    Summary; Business of Texaco; Where You Can Find
                                                                   More Information

11. Incorporation of Certain Information by
    Reference..................................................    Where You Can Find More Information

12. Information with Respect to S-2 and S-3
    Registrants................................................    *

13. Incorporation of Certain Information by
    Reference..................................................    *

14. Information with Respect to Registrants Other
    Than S-3 or S-2 Registrants................................    *

C.  INFORMATION ABOUT THE COMPANY
    BEING ACQUIRED

15. Information with Respect to S-3 Companies..................    *

16. Information with Respect to S-2 or S-3
    Companies..................................................    *

17. Information with Respect to Companies Other
    Than S-2 or S-3 Companies..................................    Outside Front Cover Page of Proxy Statement/
                                                                   Prospectus; Summary; Comparative Per Share Market
                                                                   Price and Dividend Information; Business of
                                                                   Monterey; Monterey Selected Historical Financial and
                                                                   Operating Data; Monterey Management's Discussion
                                                                   and Analysis of Financial Condition and Results of
                                                                   Operations; Security Ownership of Certain Beneficial
                                                                   Holders; Security Ownership of Directors and
                                                                   Executive Officers; Where You Can Find More
                                                                   Information; Financial Statements and Financial
                                                                   Statement Schedules

D.  VOTING AND MANAGEMENT
    INFORMATION

18. Information if Proxies, Consents or
    Authorizations are to be Solicited.........................    Outside Front Cover Page of Proxy Statement/
                                                                   Prospectus; Summary; Interests of Certain Persons in
                                                                   the Merger and Related Matters; The Merger; Special
                                                                   Meeting; Security Ownership of Certain Beneficial
                                                                   Holders; Security Ownership of Directors and
                                                                   Executive Officers; Where You Can Find More
                                                                   Information

19. Information if Proxies, Consents or
    Authorizations are not to be Solicited or in an
    Exchange Offer.............................................    *


*  Omitted because the Item is inapplicable or the answer thereto is negative.

** Indicates that the registrant has departed from the Item in certain respects by virtue of the "Plain English" format of the Proxy
   Statement/Prospectus.


                               [Monterey Logo]

                       Special Meeting of Stockholders

                              MERGER PROPOSED-YOUR

                            VOTE IS VERY IMPORTANT

The Board of Directors of Monterey Resources, Inc. has unanimously approved a merger between Monterey and a subsidiary of Texaco Inc. The Board unanimously believes that the merger provides Monterey stockholders with both fair value for their investment in the company and the chance to benefit from the company's rapidly expanding operations, as supported by the diversity of opportunities and financial strength of a major worldwide energy company in Texaco.

If the merger is completed, each of the outstanding shares of Monterey's common stock will be converted into between 0.3471 and 0.4242 shares of Texaco common stock depending on the price of Texaco's common stock during a period shortly before the merger. We estimate that if all Monterey and Texaco stock options are exercised, the shares of Texaco common stock to be issued to Monterey stockholders will represent between approximately 3.5% and 4.2% of the outstanding Texaco common stock after the merger.

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about Monterey and Texaco from documents filed with the Securities and Exchange Commission. I encourage you to read this entire document carefully before you decide how you wish to vote.

The date, time and place of the Special Meeting:

       November 4, 1997
       10:00 a.m.
       The Doubletree Inn
       3100 Camino Del Rio Court
       Bakersfield, California

At the Special Meeting, Monterey stockholders will be asked to approve the merger and the related merger agreement. The affirmative vote of the holders of a majority of the outstanding shares of Monterey common stock is required to approve the merger and related merger agreement. At September 26, 1997, the record date for the vote, there were outstanding 54,791,751 shares of Monterey common stock. The merger cannot be completed unless Monterey stockholders approve it.

Whether or not you plan to attend the Special Meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the merger and the related merger agreement. If you fail to return your card, the effect will be a vote against the merger. Your vote is very important.

On behalf of the Board, I urge you to be represented in person or by proxy at this meeting, regardless of the number of shares you own. Please complete, sign, date and return the enclosed proxy card as soon as possible. This action will not limit your right to vote in person at the meeting if you wish to do so.

On behalf of your Board of Directors, I thank you for your support and urge you to vote "for" approval of the merger and the related merger agreement.


/s/ R. Graham Whaling
--------------------------------
R. Graham Whaling
Chairman of the Board and
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulators have approved the Texaco common stock to be issued in the merger or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. See "Risk Factors" beginning on page 9 for a discussion of certain matters which should be considered by Monterey stockholders with respect to the merger.


                         MONTEREY RESOURCES, INC.
                            5201 TRUXTUN AVENUE
                      BAKERSFIELD, CALIFORNIA  93309

                 NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON NOVEMBER 4, 1997



               To the Stockholders of Monterey Resources, Inc.:

               A Special Meeting of the holders of common stock of Monterey Resources, Inc., a Delaware corporation (the "Company"), will be held at 10:00 a.m. local time, on Tuesday, November 4, 1997 at The Doubletree Inn, 3100 Camino Del Rio Court, Bakersfield, California. At the Special Meeting, the holders of common stock of the Company will:

               1. Consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 17, 1997 (the "Merger Agreement"), relating to the merger ("Merger") of a recently formed wholly owned subsidiary of Texaco Inc., a Delaware corporation ("Texaco"), with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Texaco. In the Merger, each outstanding share of the Company's common stock, par value $0.01 per share, will be converted into the right to receive between 0.3471 and
      0.4242 shares of common stock, par value $3.125 per share, of Texaco, depending on the average closing price of Texaco common stock as reported on the New York Stock Exchange during the 30 consecutive trading day period ending on and including the fifth trading day prior to the effective time of the Merger. A description of the Merger and the Merger Agreement is contained in the accompanying Proxy Statement/Prospectus, which includes a copy of the Merger Agreement; and

               2. Transact such other business as may properly come before the Special Meeting or any adjournments thereof.

               The Board of Directors has fixed the close of business on September 26, 1997 as the record date for determining which stockholders are entitled to notice of, and to vote at, the Special Meeting or any adjournments thereof. Complete lists of such stockholders will be available for examination at the offices of the Company during normal business hours by any holder of the Company's common stock, for any purpose relevant to the Special Meeting, for a period of 10 days prior to the Special Meeting.

               THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. The affirmative vote of the holders of the majority of the outstanding shares of the Company's common stock is required to approve and adopt the Merger Agreement and the Merger.

               IF YOU DO NOT SEND IN YOUR PROXY OR VOTE AT THE SPECIAL MEETING, IT WILL HAVE THE SAME EFFECT AS IF YOU VOTED AGAINST THE MERGER.

               Holders of the Company's common stock, even if they expect to be present at the Special Meeting, are requested to sign, vote and date the enclosed proxy and return it promptly in the enclosed envelope. Any stockholder giving a proxy has the power to revoke it at any time prior to the Special Meeting. Stockholders who are present at the Special Meeting may withdraw their proxies and vote in person.

                                         By Order of the Board of Directors,

September 29, 1997                       Terry L. Anderson,
                                         Secretary


                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE MERGER....................................1

SUMMARY...................................................................2

SELECTED HISTORICAL FINANCIAL DATA........................................6

COMPARATIVE PER SHARE DATA................................................8

RISK FACTORS..............................................................9
Integration of Operations.................................................9
Stock Ownership in Texaco.................................................9

THE MERGER................................................................9
General...................................................................9
Background of the Merger.................................................10
Monterey's Reasons for the Merger; Recommendation of the
     Monterey Board......................................................12
Texaco's Reasons for the Merger..........................................13
Opinion of Monterey's Financial Advisor..................................14
Forward-Looking Statements May Prove Inaccurate..........................18
Accounting Treatment.....................................................18
Certain U.S. Federal Income Tax Consequences.............................18
Regulatory Matters; Certain Legal Matters................................19
No Appraisal Rights......................................................20
Federal Securities Laws Consequences; Resale Restrictions................20

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
     INFORMATION.........................................................21

INTERESTS OF CERTAIN PERSONS IN THE MERGER AND RELATED MATTERS...........22
Employment Agreements....................................................22
Consulting Agreements....................................................22
Indemnification and Insurance............................................23
Other Employment Arrangements............................................23
Compensation Plans.......................................................23

THE MERGER AGREEMENT.....................................................24
Structure; Effective Time................................................24
Merger Consideration.....................................................24
Employee Stock Options...................................................24
Conversion of Shares.....................................................24
Certain  Covenants.......................................................25
Certain Representations and Warranties...................................27
Conditions to the Merger.................................................27
Termination of the Merger Agreement......................................28
Amendments; No Waivers...................................................29

SPECIAL MEETING..........................................................30
Time and Place; Purpose..................................................30
Record Date; Voting Rights and Proxies...................................30
Solicitation of Proxies..................................................30
Quorum...................................................................31
Required Vote, Failure to Vote and Broker Non-Votes......................31

BUSINESS OF MONTEREY.....................................................32
General..................................................................32
Reserves.................................................................33
Strategy.................................................................34
Development Activities...................................................35
Significant Producing Properties.........................................36
Other Business Matters...................................................39

MONTEREY SELECTED HISTORICAL FINANCIAL AND OPERATING DATA................43
Capitalization of Monterey...............................................45

BUSINESS OF TEXACO.......................................................45

MONTEREY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS...............................................46
General..................................................................46
Results of Operations....................................................47
Liquidity and Capital Resources..........................................49
Dividends................................................................51
Environmental Matters....................................................51
Recent Accounting Pronouncements.........................................51
Spin Off Completed.......................................................51
McFarland Acquisition....................................................52
Other Matters............................................................52
Intercompany Agreements..................................................52

MANAGEMENT OF MONTEREY...................................................54

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS..........................57

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS...................57

COMPARISON OF STOCKHOLDER RIGHTS.........................................59
General..................................................................59
Comparison of Current Monterey Stockholder Rights and Rights of Texaco
     Stockholders Following the Merger...................................59

DESCRIPTION OF TEXACO CAPITAL STOCK......................................65
Authorized Capital Stock.................................................65
Texaco Common Stock......................................................65
Texaco Preferred
     Stock...............................................................65
Transfer Agent and Registrar.............................................65
Stock Exchange Listing; Delisting and Deregistration of Monterey Common
     Stock...............................................................65

LEGAL MATTERS............................................................66

EXPERTS..................................................................66

FUTURE STOCKHOLDER PROPOSALS.............................................66

WHERE YOU CAN FIND MORE INFORMATION......................................66

LIST OF DEFINED TERMS....................................................69

FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

LIST OF ANNEXES
     ANNEX A - Agreement and Plan of Merger
     ANNEX B - Opinion of Goldman, Sachs & Co.



                  QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    Why is Monterey proposing the merger? How will  I benefit?

A:    The merger provides Monterey stockholders with both fair value for their investment in the company and the opportunity to benefit, as stockholders of Texaco, from the diversity of Texaco's opportunities, financial strength and technological expertise.


Q:    What do I need to do now?

A:    Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the Special Meeting. In addition, you may attend and vote at the Special Meeting in person, whether or not you have signed and mailed your proxy card. Do not send in your stock certificates now - if the merger is completed, you will receive written instructions on how to exchange them.


Q:    What do I do if I want to change my vote?

A:    Just send in a later-dated, signed proxy card before the Special Meeting or attend the meeting in person and vote.


Q:    If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:    Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker. Without instructions, your shares will not be voted.


Q:    Please explain what I will receive in the merger.

A:    If the merger is completed, Monterey stockholders will have the right to receive between 0.3471 and 0.4242 shares of Texaco common stock in exchange for each share of Monterey common stock they own. Stockholders who elect to participate in Texaco's book entry transfer program will have any fractional Texaco shares credited to their account. Stockholders who do not participate in that program will receive cash for any fractional Texaco shares.


The exact number of Texaco shares to be received per Monterey share will be determined by dividing $21 by the average closing price of Texaco common stock on the New York Stock Exchange for the thirty consecutive trading day period ending on and including the fifth trading day prior to the effective date of the merger. In no event will the number of Texaco shares to be received be less than 0.3471, nor more than 0.4242.

Example:

     o If the thirty day average closing price of Texaco common stock is $52, each holder of Monterey common stock would be entitled to receive 0.4038 shares of Texaco common stock.


     o If the thirty day average closing price of Texaco common stock is $62, each holder of Monterey common stock would be entitled to receive 0.3471 shares of Texaco common stock, and not 0.3387 shares.



All of the above amounts take into account Texaco's two-for-one stock split, effective September 29, 1997.


Q:    Will I owe any federal income tax as a result of the merger?

A:    No, unless you receive cash for fractional Texaco shares.  Each Monterey stockholder will have to pay tax on the difference, if any, between cash received for fractional shares and such stockholder's adjusted tax basis in the stockholder's fractional share interest. The exchange of shares by Monterey stockholders will otherwise be tax-free to Monterey stockholders for federal income tax purposes.


Q:    When do you expect the merger to be completed?

A:    Monterey and Texaco are working toward completing the merger as quickly as possible. In addition to Monterey stockholder approval, Monterey and Texaco must also obtain certain regulatory approvals. We hope to complete the merger by November 30, 1997.


Q:    What happens to my future dividends?

A:    We expect no changes in Monterey's or Texaco's dividend policies before the merger. The payment of dividends by Texaco in the future will depend on business conditions, its financial condition and earnings, and other factors.


Q:    Whom should I call with questions?

A. If you have any questions about the merger, please call Corporate Investor Communications, Inc., toll-free at (888) 881-0530.




                                    SUMMARY

               This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 66. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

The Companies

Monterey Resources, Inc.
5201 Truxtun Avenue
Bakersfield, California 93309

Monterey is an independent oil and gas company engaged in the production, development and acquisition of oil and natural gas, principally in the State of California. Monterey was formed in 1996 to own the properties and conduct the business of the Western Division of Santa Fe Energy Resources, Inc.

Texaco Inc.
200 Westchester Avenue
White Plains, New York 10650

Texaco (together with its subsidiaries and affiliates) is a vertically integrated enterprise, principally engaged in the worldwide exploration for, and production, transportation, refining and marketing of crude oil, natural gas and petroleum products.


Monterey's Reasons for the Merger

The Monterey Board unanimously believes that the merger provides Monterey stockholders with both fair value for their investment in Monterey and the chance to benefit from Monterey's expanding operations, as supported by the diversity of opportunities and financial strength of a major oil and gas company in Texaco. In reaching its conclusion to approve the merger and the Merger Agreement and recommend that Monterey stockholders approve the same, the Board considered and analyzed a number of factors which are summarized under "The Merger--Monterey's Reasons for the Merger; Recommendation of the Monterey Board" that begins on page 12.


The Special Meeting

The Special Meeting will be held at 10:00 a.m. on November 4, 1997. At the Special Meeting, Monterey stockholders will be asked to approve the merger and the related merger agreement. The Special Meeting will be held at The Doubletree Inn, 3100 Camino Del Rio Court, Bakersfield, California.


Recommendation to Monterey Stockholders

The Monterey Board of Directors believes that the merger is in your best interests and unanimously recommends that you vote "for" approval of the merger and the related merger agreement.


Record Date; Voting Power

You are entitled to vote at the Special Meeting if you owned shares as of the close of business on September 26, 1997, the Record Date.

On the Record Date, there were 54,791,751 shares of Monterey common stock entitled to vote at the Special Meeting. There were approximately 33,700 holders of record on the Record Date. Monterey stockholders will have one vote at the Special Meeting for each share of Monterey common stock they own on the Record Date.


Stockholder Vote Required to Approve the Merger

The favorable vote of the holders of a majority of the outstanding shares of Monterey common stock is required to approve the merger and the related merger agreement. Your failure to vote will have the effect of a vote against the merger. A vote of Texaco stockholders is not required.


Share Ownership of Management and Certain Stockholders

On August 31, 1997, Monterey directors, executive officers and their affiliates owned and were entitled to vote 5,183,539 shares of Monterey common stock, or approximately 9.5% of the shares of Monterey common stock outstanding on that date.

The directors of Monterey have indicated that they intend to vote the Monterey common stock owned by them "for" approval of the merger and the related merger agreement.


The Merger

The merger agreement (a copy of which is included as Annex A) is attached at the back of this Proxy Statement/Prospectus. We encourage you to read this agreement as it is the legal document that governs the merger.


What Monterey Stockholders Will Receive in the Merger (See page 9)

If Monterey's stockholders approve the merger, Monterey stockholders will have the right to receive between 0.3471 and 0.4242 shares of Texaco common stock for each share of Monterey common stock they own.

The exact number of Texaco shares to be received per Monterey share will be determined by dividing $21 by the average closing price of the Texaco common stock on the New York Stock Exchange for the thirty consecutive trading day period ending on and including the fifth trading day prior to the effective date of the merger. However, in no event will the number of Texaco shares to be received be less than 0.3471, nor more than 0.4242. These amounts take into account Texaco's two-for-one stock split effective September 29, 1997.

Monterey and Texaco hope to complete the merger shortly after the Special Meeting. If the merger is completed within five trading days after the Special Meeting, the exact number of Texaco shares to be received per Monterey share will be known before Monterey stockholders vote on the merger.

When Monterey stockholders surrender their shares after the merger in exchange for Texaco shares, they can elect to participate in Texaco's book-entry transfer program. Participants in that program will have any fractional Texaco shares credited to their account. All other stockholders will instead receive a check in the amount of the net proceeds from the sale of those fractional shares in the market.

Monterey stockholders should not send in their stock certificates for exchange until instructed to do so.


What Current Texaco Stockholders Will Hold After the Merger

Texaco stockholders will continue to own their existing shares after the merger. Texaco stockholders should not send in their stock certificates in connection with the merger.


Ownership of Texaco After the Merger

Texaco will issue between approximately 19.1 and 23.3 million shares of Texaco common stock to Monterey stockholders in the merger. Following the merger, and assuming all Monterey and Texaco stock options are exercised, Monterey stockholders will own between approximately 3.5% and 4.2% of the outstanding Texaco common stock. These numbers are based on the number of shares of Monterey and Texaco common stock outstanding on August 31, 1997.


Interests of Monterey's Officers and Directors in the Merger (See page 22)

When considering the recommendation by the Monterey Board that Monterey stockholders vote "for" approval of the merger and the related merger agreement, you should be aware that Monterey directors and certain officers have agreements, stock options and other benefit plans that may provide them with interests in the merger that are different from, and in addition to, yours. The Board of Monterey was aware of these interests and considered them in approving the merger and the related merger agreement.


Conditions to the Merger (See page 27)

The merger will be completed if certain conditions, including the following, are met:

      (1) the approval of Monterey stockholders;

      (2) the absence of legal restraints or prohibitions that prevent the completion of the merger; and

      (3) the receipt of legal opinions from Monterey's and Texaco's counsel regarding certain tax matters.


Termination of the Merger Agreement (See page 28)

The Boards of Directors of Monterey and Texaco may jointly agree in writing to terminate the merger agreement without completing the merger. The merger agreement may also be terminated in certain other circumstances, as follows:

(1) Either company may terminate the merger agreement if:

      (a) the merger is not completed by March 31, 1998. However, neither Monterey nor Texaco may terminate the merger agreement if that party's breach is the reason the merger has not been completed;

      (b) the Monterey stockholders do not approve the merger; or

      (c) a law or final court order prohibits the merger.

(2) Only Texaco may terminate the merger agreement if:

      (a) the Monterey Board withdraws or modifies its recommendation in favor of the merger in a manner adverse to Texaco;

      (b) Monterey does not promptly call the Special Meeting; or

      (c) Monterey solicits alternative acquisition proposals from, negotiates with, or discloses confidential information to, certain persons in violation of the merger agreement.


Termination Fee and Expenses (See page 29)

Monterey must pay Texaco a termination fee of $35 million in cash if the merger agreement is terminated in the following circumstances:

     o the stockholders of Monterey do not approve the merger (but only if both a new acquisition proposal with respect to Monterey is announced prior to the Special Meeting and Monterey enters into, or announces its intention to enter into, an agreement relating to a new acquisition proposal before June 30, 1998);

     o the Monterey Board withdraws or modifies its recommendation in favor of the merger in a manner adverse to Texaco;

     o  Monterey does not promptly call the Special Meeting; or

     o Monterey solicits alternative acquisition proposals from, negotiates with, or discloses confidential information to, certain persons in violation of the merger agreement.


Regulatory Approvals (See page 19)

Monterey and Texaco are both required to make a filing with United States antitrust authorities. The merger cannot be completed until a specified period (typically thirty days, although it may be shorter or longer in some circumstances) has passed after the date of the filing.


Fairness Opinion of Financial Advisor (See page 14)

In deciding to approve the merger, Monterey's Board considered an opinion from its financial advisor, Goldman, Sachs & Co., that the number of shares of Texaco common stock to be received by Monterey stockholders in exchange for each share of Monterey common stock is fair to the Monterey stockholders. A copy of this opinion is attached as Annex B to this Proxy Statement/Prospectus. We encourage you to read this opinion carefully and in its entirety before voting on the merger.


Certain U.S. Federal Income Tax Consequences (See page 18)

Monterey and Texaco have structured the merger so that neither Monterey nor its stockholders will recognize gain or loss for federal income tax purposes as a result of the merger, except for taxes payable by each Monterey stockholder on the difference, if any, between cash received for fractional shares and such stockholder's adjusted tax basis in the stockholder's fractional share interest. Monterey's and Texaco's obligation to complete the merger is conditional upon receipt of a legal opinion from their counsel as to such tax consequences. Monterey and Texaco may each waive these conditions. However, in the event of such waiver, approval of the Monterey stockholders would be resolicited.


Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.


No Appraisal Rights (See page 20)

Under Delaware law, Monterey stockholders do not have any right to an appraisal of the value of their shares in connection with the merger.


Comparative Per Share Market Price Information (See page 21)

Monterey and Texaco common stock are both listed on the New York Stock Exchange. On August 15, 1997, the last full trading day prior to the public announcement of the proposed merger, Monterey common stock closed at $15.06 and Texaco common stock closed at $55 (giving retroactive effect to Texaco's two-for-one stock split, effective September 29, 1997). On September 26, 1997, Monterey common stock closed at $20.88 and Texaco common stock closed at $59.75.



Listing of Texaco Common Stock

Texaco will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.


Forward-Looking Statements (See page 18)

This document (and documents that are incorporated herein by reference) includes various forward-looking statements about Monterey, Texaco and the combined company that are subject to risks and uncertainties. Forward-looking statements include information concerning future results of operations of Monterey, Texaco and the combined company. Also, statements including the words "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions are forward-looking statements. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that are incorporated by reference, could affect the future financial results of Monterey, Texaco and the combined company and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. These factors are described on page 18.



                    SELECTED HISTORICAL FINANCIAL DATA

               The following table sets forth, for the periods indicated, selected financial data for Monterey. The selected balance sheet data as of December 31, 1996 and 1995 and the selected statement of operations data for each of the three years in the period ended December 31, 1996 is derived from the financial statements of Monterey. The selected balance sheet data as of December 31, 1994 and the selected statement of operations data for the year ended December 31, 1993 is derived from the financial statements of the Western Division of Santa Fe. The selected balance sheet data as of December 31, 1993 and 1992 and the selected statement of operations data for the year ended December 31, 1992 is derived from the unaudited accounting records of the Western Division of Santa Fe. The selected balance sheet data as of June 30, 1997 and 1996 and the selected statement of operations data for the six-month periods then ended is derived from the unaudited financial statements of Monterey and include, in the opinion of Monterey's management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. This selected financial data should be read in conjunction with Monterey's financial statements and the notes thereto appearing elsewhere herein. This information should not be considered indicative of future operating results of Monterey. See also "Monterey Management's Discussion and Analysis of Financial Condition and Results of Operations."

              Monterey Selected Historical Financial Data(1)

                  (In millions, except per share amounts)

                                              Six Months Ended
                                                   June 30,                           Year Ended December 31,
                                            ---------------------      ---------------------------------------------------
                                              1997         1996          1996        1995      1994      1993       1992
                                            --------     --------      --------    --------  --------  --------   --------
Historical Statement of Operations
 Data
Revenues.............................        $160          $128           $293        $219      $192      $200      $226
      Income (loss) before
   extraordinary items...............          25            24             55          34        12       (35)       13
      Extraordinary items............          --            --             (5)         --        --        --        --
                                            -------       -------        -------     -------   -------   -------   -------
      Net income (loss)..............         $25           $24           $50          $34       $12      $(35)      $13
                                            -------       -------        -------     -------   -------   -------   -------
Per Share Data (in dollars):
      Net income.............                $0.46         $ --           $ --        $ --      $ --      $ --      $ --
                                            -------       -------        -------     -------   -------   -------   -------
      Pro forma
      Income (loss) before
     extraordinary items.....               $  --          $0.44          $1.00       $0.63     $0.21    $(0.64)    $0.22
      Extraordinary items....                  --            --           (0.08)        --        --        --        --
                                            -------       -------        -------     -------   -------   -------   -------
      Net income (loss)......               $  --          $0.44          $0.92       $0.63     $0.2     $(0.64)    $0.22
                                            -------       -------        -------     -------   -------   -------   -------
Average number of Monterey
 common shares outstanding for
 computation of earnings per share
 or pro forma earnings per share (2)....      54.8          54.8           54.8        54.8      54.8      54.8      54.8

Dividends declared per common share         $ 0.37         $ --           $ --        $ --      $ --      $ --      $ --
                                            -------       -------        -------     -------   -------   -------   -------
Historical Balance Sheet Data, at
 period end
Current assets.....................            $67          $32            $67         $23       $25       $28        $28
Total assets.......................            468          410            447         391       376       387        476
Current liabilities................             55           63             49          21        27        28         27
Long-term debt.....................            185          210            175         245       245       258        263
Shareholders' equity and
Division
equity.............................            182           51            177          45        32        35         94


(1) Reflects the operations of the Western Division of Santa Fe for the years 1992 through 1995 and the six months ended June 30, 1996. The year 1996 reflects the operations of the Western Division of Santa Fe for January through October and Monterey for November and December.
    The six months ended June 30, 1997 reflects the operations of Monterey.

(2) Common shares outstanding at November 19, 1996, the closing date of Monterey's initial public offering, have been included on a pro forma basis in the calculation of net income per share for the years ended
    December 31, 1992 through 1996 and the six months ended June 30, 1996 as if such shares were outstanding during such periods.


         Texaco Selected Historical Consolidated Financial Data(1)

                  (In millions, except per share amounts)


                                          (Unaudited)
                                      ------------------
                                       Six Months Ended
                                           June 30,                              Year Ended December 31,
                                      ---------------------       ----------------------------------------------------------
                                        1997          1996         1996        1995         1994         1993         1992
                                      --------      -------       -------    -------      --------     --------     --------
Historical Consolidated
 Statement of Income Data
Revenues from continuing
 operations.....................       $23,525      $21,532       $45,500     $36,787      $33,353      $34,071      $36,530
Net income (loss) before
 cumulative effect of accounting
 changes:
      Continuing operations.....        $1,551       $1,075        $2,018        $728         $979       $1,259       $1,038
      Discontinued operations...            --           --            --          --          (69)        (191)         (26)
 Cumulative effect of
      accounting changes........            --           --            --        (121)          --           --         (300)
                                       -------      -------       -------      ------       ------      -------       ------
Net income......................        $1,551       $1,075        $2,018        $607         $910       $1,068         $712
                                       -------      -------       -------      ------       ------      -------       ------
Per common share (dollars)......
Net income (loss) before
 cumulative effect of accounting
 changes:
      Continuing operations.....        $2.93        $2.01          $3.76       $1.28        $1.72        $2.23        $1.81
      Discontinued operations...        --           --             --           --          (0.14)       (0.36)       (0.05)
  Cumulative effect of                  --           --             --          (0.23)       --            --          (0.58)
      accounting changes........
                                       -------      -------       -------      ------       ------      -------       ------
Net income......................        $2.93        $2.01          $3.76       $1.05        $1.58        $1.87        $1.18
                                       -------      -------       -------      ------       ------      -------       ------
Dividends paid per common share         $0.85        $0.80          $1.65       $1.60        $1.60        $1.60        $1.60
Average number of Texaco
 common shares outstanding for
 computation of earnings per
 share.........................         520.2        521.4          521.4       520.0        517.6        517.8        517.3

Historical Consolidated Balance
 Sheet Data, as of
Current assets.................        $7,055       $6,521         $7,665      $6,458       $6,019       $6,865       $5,611
Total assets...................        27,041       25,241         26,963      24,937       25,505       26,626       25,992
Current liabilities............         5,431        5,206          6,184       5,206        5,015        4,756        4,225
Long-term debt and capital lease
 obligations...................         5,067        5,159          5,125       5,503        5,564        6,157        6,441
Stockholders' equity...........        11,415       10,026         10,372       9,519        9,749       10,279        9,973

(1) All per share amounts reflect the two-for-one stock split of Texaco common stock effective September 29, 1997.


                        COMPARATIVE PER SHARE DATA

                                (Unaudited)

The following table summarizes the per share information for Monterey and Texaco on a historical, pro forma combined and equivalent basis. All per share amounts, except historical Monterey amounts, reflect the two-for-one stock split of Texaco common stock effective September 29, 1997. The pro forma information gives effect to the merger accounted for by Texaco as a purchase business combination. You should read this information together with Monterey's financial statements and the notes thereto appearing elsewhere herein, Texaco's financial statements and the notes thereto included in its annual reports on Form 10-K and other information that Monterey and Texaco have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 66. You should not rely on the pro forma combined information as being indicative of the results that would have been achieved had the companies been combined or the future results that the combined company will experience after the merger.


                                                                               Six Months Ended             Year Ended
                                                                                 June 30, 1997          December 31, 1996
                                                                               ----------------         -----------------
Historical Per Common Share -- Monterey
     Income from continuing operations (before extraordinary items)......            $0.46                     $1.00
     Book value(1).......................................................             3.32                      3.22
     Dividends declared(2)...............................................             0.37                        --

Equivalent Pro Forma Combined Per Monterey Common Share(3)(4)
     Income from continuing operations (before extraordinary items)......            $1.10                     $1.42
     Book value..........................................................             8.96                      8.22
     Dividends declared..................................................             0.33                      0.64

Historical Per Common Share -- Texaco
     Income from continuing operations...................................            $2.93                     $3.76
     Book value(1).......................................................            21.96                     19.97
     Dividends declared..................................................             0.85                      1.65

Pro Forma Combined Per Texaco Common Share(3)
     Income from continuing operations (before extraordinary items)(5)...            $2.84                     $3.67
     Book value(6).......................................................            23.23                     21.32
     Dividends declared..................................................             0.85                      1.65


(1) Based on common shares outstanding at the end of each period.

(2) Excludes dividends paid to Monterey's parent company prior to Monterey's initial public offering in November 1996.

(3) Pro forma amounts include the effects of the cash purchase by Monterey of 100% of the common stock of McFarland Energy, Inc. in July, 1997 for $106.2 million.

(4) Based on an assumed exchange ratio of 0.3857 Texaco common shares for each Monterey common share, the midpoint of the possible range.

(5) Based on weighted average pro forma common shares and pro forma net income available for common stock.

(6) Based on pro forma common shares outstanding at the end of each period.



                                 RISK FACTORS

               In addition to the other information included in this Proxy Statement/Prospectus (including the matters addressed in "The Merger--Forward-Looking Statements May Prove Inaccurate" on page 18), the following risk factors should be considered carefully by Monterey stockholders in determining whether to vote to approve the merger and the related merger agreement.

Integration of Operations

               The merger involves the integration of two companies that have previously operated independently. No assurance can be given that Texaco will be able to integrate the operations of Monterey without encountering difficulties or experiencing the loss of key Monterey employees, customers or suppliers, or that the benefits expected from such integration will be realized.

Stock Ownership in Texaco

               Upon completion of the merger, Monterey stockholders will become stockholders of Texaco. Texaco's business is different from that of Monterey, and Texaco's results of operations, as well as the price of Texaco common stock, will be affected by many factors different than those affecting Monterey's results of operations and the price of Monterey common stock. See "The Merger--Forward-Looking Statements May Prove Inaccurate" on page 18 for a summary of many of the key factors that might affect Texaco and the price at which the Texaco common stock may trade from time to time. See also "Comparative Per Share Market Price and Dividend Information" on page 21 for a chart depicting the prices at which Monterey common stock and Texaco common stock have traded in recent periods and the dividend paid by Monterey and Texaco during such periods.


                                  THE MERGER

               The discussion in this Proxy Statement/Prospectus of the Merger and the principal terms of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A, and is incorporated herein by reference. Except where otherwise noted, all references to Texaco common stock, including the market price, number of shares, par value, historical earnings per share and related information contained in this Proxy Statement/Prospectus have been adjusted to reflect the two-for-one stock split, effective September 29, 1997.

General

               Monterey Resources, Inc., a Delaware corporation ("Monterey"), and Texaco Inc., a Delaware corporation ("Texaco"), are furnishing this Proxy Statement/Prospectus to holders of common stock, par value $0.01 per share of Monterey ("Monterey Common Stock"), in connection with the solicitation of proxies by the Monterey Board of Directors (the "Monterey Board") in connection with a special meeting of holders of Monterey Common Stock (the "Special Meeting") to be held on November 4, 1997, and at any adjournments or postponements thereof.

               At the Special Meeting, holders of Monterey Common Stock will be asked to vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated as of August 17, 1997 (the "Merger Agreement") between Texaco and Monterey.

               The Merger Agreement provides, on the terms and subject to the conditions set forth therein, (i) for the merger of a newly formed wholly owned subsidiary of Texaco ("Merger Subsidiary") with and into Monterey (the "Merger"), with Monterey surviving the Merger as a wholly owned subsidiary of Texaco, and (ii) that each share of Monterey Common Stock outstanding immediately prior to the Effective Time, as defined herein (other than shares owned by Monterey as treasury stock or by Texaco or any subsidiary of Texaco), will be converted into the right to receive that number of shares (the "Stock Consideration") of common stock, par value $3.125 per share, of Texaco ("Texaco Common Stock") derived by dividing $21 by the average closing price of Texaco Common Stock on the New York Stock Exchange ("NYSE") for the thirty consecutive trading day period ending on and including the fifth trading day prior to the Effective Time ("Average Closing Price"); provided, that if the Average Closing Price is greater than $60.50, the number of shares of Texaco Common Stock to be issued per share of Monterey Common Stock will be 0.3471, and if the Average Closing Price is less than $49.50, the number of shares of Texaco Common Stock to be issued per share of Monterey Common Stock will be
0.4242. The Merger will become effective (the "Effective Time") at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as is specified in the certificate of merger), which is expected to occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived.

Background of the Merger

               On July 28, 1997 Peter Bijur, Chairman and Chief Executive Officer of Texaco, contacted R. Graham Whaling, Chairman and Chief Executive Officer of Monterey, regarding Texaco's interest in engaging in a stock-for-stock business combination with Monterey at an exchange ratio representing a significant premium to Monterey's prevailing stock price. Mr. Bijur advised Mr. Whaling of Texaco's belief that both Texaco's stockholders and Monterey's stockholders would benefit from such a combination.

               On July 30, 1997 Claire S. Farley, President of Texaco North America Producing, met with Mr. Whaling to reiterate Texaco's interest in pursuing a business combination with Monterey. Ms. Farley advised Mr. Whaling that Texaco was contemplating a business combination in which Monterey would be combined with Texaco and each outstanding share of Monterey Common Stock would be exchanged for Texaco Common Stock, at an exchange ratio that would value Monterey Common Stock at $20.00 per share. Ms. Farley advised Mr. Whaling that, if Monterey were to advise Texaco that Monterey was interested in pursuing such a combination, Texaco would require only two or three days of high-level, confirmatory due diligence before such a proposal could be finalized. Ms. Farley further advised Mr. Whaling that Texaco intended to retain all non-executive employees of Monterey as well as David B. Kilpatrick, President and Chief Operating Officer of Monterey, who would be assigned a responsible position in the combined organization. Ms. Farley advised Mr. Whaling that tax counsel to Texaco was of the view that, based on all of the information then available to Texaco, such a stock-for-stock business combination would not affect the tax-free status of the distribution by Santa Fe Energy Resources, Inc. ("Santa Fe") on July 25, 1997 of Monterey Common Stock to Santa Fe's common stockholders (the "Spin Off"). Mr. Whaling advised Ms. Farley that, although Monterey was not for sale, Mr. Whaling would discuss Texaco's proposal with the Monterey Board and would advise Ms. Farley as to whether Monterey was interested in further pursuing the proposed business combination.

               On July 31, 1997 the Monterey Board held a telephonic meeting to discuss Texaco's proposal. During that meeting, Mr. Whaling advised the Monterey Board of his conversations with Mr. Bijur and Ms. Farley and the terms of Texaco's proposal for a business combination between Texaco and Monterey. Following a thorough discussion of the matter, the Monterey Board concluded that (i) although Monterey was not for sale, Mr. Whaling should continue his discussions with Ms. Farley regarding a possible stock-for-stock business combination of Texaco and Monterey and (ii) Monterey should retain an investment banking firm to assist it in discussions with Texaco.

               Following such meeting of the Monterey Board, on July 31, 1997 Mr. Whaling contacted Ms. Farley to advise her that although Monterey was not for sale, he was authorized to continue discussions with her regarding a possible business combination and that the Monterey Board was interested in further evaluating the possibility of a strategic combination with Texaco and intended to engage an investment banking firm to assist it with such analysis.

               On August 5, 1997, a telephonic meeting of the Monterey Board was held to discuss the potential business combination with Texaco. During that meeting, the Monterey Board approved the engagement letter pursuant to which Goldman, Sachs & Co. ("Goldman Sachs") was engaged as Monterey's financial advisor and approved the engagement of Andrews & Kurth L.L.P. ("Andrews & Kurth") as counsel for Monterey in connection with the proposed business combination with Texaco. The Monterey Board was then advised by representatives of Andrews & Kurth of its fiduciary obligations under Delaware law in the context of the proposed business combination, and Goldman Sachs discussed with the Monterey Board the financial condition, business and prospects of Monterey and Texaco, individually, as compared to each other and as compared with a peer group. Based upon the presentations made and discussions conducted during that meeting, the Monterey Board directed Mr. Whaling to engage Ms. Farley in discussions relating to the value of Monterey. The Monterey Board also directed Monterey's legal and financial advisors to analyze the benefits that a combination with Texaco could provide.

               After the Monterey Board meeting, on August 5, 1997, Mr. Whaling contacted Ms. Farley and advised her that (i) the Monterey Board was unwilling to continue business combination discussions with Texaco on an exclusive basis unless the proposed $20 per share exchange value was increased and (ii) if such an increase were made, the Monterey Board would be prepared to proceed quickly in its due diligence confirmation efforts. Ms. Farley then arranged for Monterey to meet with Texaco to determine if Texaco overlooked any factors in its evaluation of Monterey that would justify an increase by Texaco in the proposed exchange rate per share.

               On August 8, 1997, Messrs. Whaling and Kilpatrick and representatives of Goldman Sachs met with Ms. Farley and other representatives of Texaco, including their financial advisors, Credit Suisse First Boston. During that meeting, Monterey presented information relating to certain aspects of its business and operations. At the conclusion of these discussions, Texaco advised Messrs. Whaling and Kilpatrick that they had considered and evaluated in their proposal all matters presented by Monterey during such meeting and that the proposed exchange value remained at $20 per share. The meeting was then adjourned.

               During the evening of August 8, 1997, Ms. Farley contacted Mr. Whaling and suggested a meeting on August 9, 1997 to revisit the issue of the appropriate exchange ratio.

               On August 9, 1997, Ms. Farley met with Mr. Whaling and advised him that (i) Texaco was willing to increase the proposed exchange ratio per share of Monterey Common Stock to $21.00, (ii) such increased exchange value was the highest value that Texaco would offer for such a business combination and (iii) Texaco's business combination proposal would be withdrawn if Monterey held discussions with any third party regarding a proposed business combination with Monterey. Mr. Whaling advised Ms. Farley that he would discuss Texaco's revised proposal with the Monterey Board and would advise her if the Monterey Board determined to proceed with negotiations.

               During the afternoon of August 9, 1997, the Monterey Board held a telephonic meeting during which Mr. Whaling reviewed his conversations with Ms. Farley and Texaco's most recent proposal with respect to a possible business combination. Following a thorough discussion of the revised proposal among the members of the Monterey Board, which included discussions with Goldman Sachs and Andrews & Kurth, the Monterey Board authorized Mr. Whaling to commence negotiations with Texaco to determine if Texaco and Monterey could negotiate a definitive agreement on mutually acceptable terms providing for a business combination with Texaco pursuant to which Monterey Common Stock would be converted into Texaco Common Stock at an exchange value of $21.00 per share. After the meeting, Mr. Whaling contacted Ms. Farley to advise her of the determination by the Monterey Board to commence negotiations to determine if a mutually acceptable definitive agreement could be negotiated.

               On August 12, 1997, Texaco and Monterey entered into a confidentiality agreement, pursuant to which each party agreed to keep confidential any non-public information that might be exchanged between them. During the afternoon of August 12, 1997 and continuing on August 13, 1997 Monterey provided Texaco and certain of its advisors with certain information regarding Monterey's business, properties, operations and prospects. During the afternoon of August 12, 1997 Texaco provided to Monterey and its advisors Texaco's initial draft of a definitive merger agreement for the proposed business combination. From time to time on each of August 12, 13, 14, 15, 16 and 17 negotiations regarding the definitive agreements were conducted between Texaco management and Monterey management and their respective financial and legal advisors. On August 14, 1997 and again on August 16, 1997, Texaco held discussions with Monterey and certain of its advisors regarding Texaco's business, properties, operations and prospects.

               On August 15, 1997, the Monterey Board held a telephonic meeting during which it discussed the current status of negotiations on the definitive merger agreement. Andrews & Kurth discussed with the Monterey Board the terms of the proposed merger agreement, including the principal issues that remained to be negotiated thereunder. Monterey management, together with its advisors, discussed with the Monterey Board their conclusions to date regarding due diligence conducted on Texaco. Following a thorough discussion, the Monterey Board directed Monterey management and the Monterey financial and legal advisors to continue negotiations with, and their due diligence of, Texaco.

               On August 17, 1997, the Monterey Board held a telephonic meeting. During that meeting, Andrews & Kurth discussed the terms of the revised form of merger agreement, including material changes to the terms thereof made since the prior meeting, the fiduciary obligations of the Monterey Board in the context of the proposed business combination, the form of amendment to be made to Monterey's rights plan if the business combination with Texaco was approved and certain due diligence findings made since the prior meeting. Goldman Sachs then made a presentation to advise the Monterey Board that, as of August 17, 1997, it was Goldman Sachs' opinion that the Stock Consideration to be received by the holders of Monterey Common Stock pursuant to the Merger Agreement was fair to the Monterey stockholders. For a discussion of Goldman Sachs' opinion, see "--Opinion of Monterey's Financial Advisor." A presentation was also given by management to the Monterey Board of changes proposed to be made to certain compensation arrangements and employee benefit plans if the Monterey Board approved the business combination with Texaco. The Monterey Board also considered Monterey's obligation, under a tax indemnity agreement between it and Santa Fe, not to consummate the Merger unless it received an opinion of Andrews & Kurth (or another law firm of similar repute) that consummation of the Merger would not affect the tax-free status of the Spin Off. In this connection, the Monterey Board considered the view of Andrews & Kurth that, based on all of the information then available to it and subject to receiving representations from officers, directors and employees of Texaco, Santa Fe and Monterey, as well as from certain other persons, it would be able to deliver the opinion just described. The Monterey Board then reviewed its reasons for the business combination and, based upon the information presented, the Monterey Board unanimously approved the Merger, the Merger Agreement and the consummation of the transactions related thereto as fair to and in the best interests of the Monterey stockholders and agreed to recommend to the Monterey stockholders that they vote "for" approval and adoption of such matters. Following such meeting of the Monterey Board, representatives of Texaco and Monterey executed the Merger Agreement.

               On August 18, 1997 Texaco and Monterey issued a press release jointly announcing the transaction.

Monterey's Reasons for the Merger; Recommendation of the Monterey Board

               The Monterey Board has (a) determined unanimously that the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of Monterey and its stockholders, (b) directed that the proposed transaction be submitted for consideration by Monterey stockholders and (c) recommended that Monterey stockholders vote for approval and adoption of the Merger, the Merger Agreement and the transactions contemplated thereby. In reaching this conclusion, the Monterey Board, with the assistance of its financial and legal advisors, considered and analyzed a number of factors, including, without limitation, the following:

             (i) The Monterey Board analyzed information with respect to the financial condition, results of operations, cash flow, business and prospects of Monterey on both a stand-alone basis and as compared with those available in combination with Texaco, and concluded that Monterey's stockholders would benefit substantially from a business combination with Texaco. Such benefits would consist of the ability of Monterey stockholders to continue to own an interest in the combined company ("Combined Company") and thereby benefit from the enhanced prospects of the Combined Company in terms of enhanced financial and operational resources and flexibility, the combination of complementary skills and experience, as well as the Combined Company's enhanced ability to take advantage of future strategic opportunities.


            (ii) The Monterey Board took into account that the Merger should allow the Combined Company to meet the challenges of the increasingly competitive environment in the oil and gas industry more effectively than Monterey could on its own, thereby enabling Monterey to achieve its strategic objectives substantially earlier than it could independently.


           (iii) The Monterey Board considered the oral and written presentations of Goldman Sachs and its opinion that, as of August 17, 1997, the Stock Consideration pursuant to the Merger Agreement was fair to the holders of shares of Monterey Common Stock. See "-Opinion of Monterey's Financial Advisor" for a discussion of Goldman Sachs' opinion. A copy of such opinion, which is subject to certain limitations, qualifications and assumptions, is included as Annex B hereto and should be read carefully and in its entirety.


            (iv) The Monterey Board considered the terms of the Merger Agreement, the consideration to be received by Monterey stockholders in the Merger and the fact that the receipt of Texaco Common Stock by Monterey's stockholders upon consummation of the Merger will be a tax-free exchange (other than taxes payable on cash received for fractional shares).


               In reaching the determination that the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of Monterey and its stockholders, the Monterey Board also considered a number of additional factors, including its discussions with Monterey's management concerning the results of Monterey's investigation of Texaco, the strategic, operational and financial opportunities available to Monterey, the historical and current market prices of Monterey Common Stock and Texaco Common Stock and the proposed structure of the transaction and the other terms of the Merger Agreement and related agreements.

               The Monterey Board also considered certain risks and potential disadvantages associated with the Merger, including the risk that anticipated positive synergies will not be realized to the degree anticipated, the risk that the business combination might not be completed as a result of a failure to satisfy the conditions to the Merger Agreement and other matters described under "Risk Factors" and "--Forward-Looking Statements May Prove Inaccurate." In the judgment of the Monterey Board, the potential benefits of the Merger outweigh these considerations.

               The foregoing discussion of the information and factors that were given weight by the Monterey Board is not intended to be exhaustive, but is believed to include all material factors considered by the Monterey Board. In view of the variety of factors considered in connection with its evaluation of the proposed Merger and the terms of the Merger Agreement, the Monterey Board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion, and individual directors may have given different weights to different factors. After considering all such factors, at a telephonic meeting held on August 17, 1997, the Monterey Board unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby as fair to, and in the best interests of, Monterey and its stockholders.

               THE MONTEREY BOARD UNANIMOUSLY RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

               In considering the recommendation of the Monterey Board with respect to the Merger, the Merger Agreement and the transactions contemplated thereby, Monterey stockholders should be aware that certain officers and directors of Monterey have certain interests in the proposed Merger that are different from and in addition to the interests of Monterey stockholders generally. The Monterey Board was aware of these interests and considered them in approving the Merger and Merger Agreement. See "Interests of Certain Persons in the Merger and Related Matters."

Texaco's Reasons for the Merger

               Texaco believes that the Merger will create a company poised to be the leader in heavy oil production in California. The Merger demonstrates Texaco management's commitment to technology leadership in enhanced oil recovery and its application to this region. Monterey, with its large existing and potential reserve base in the Midway Sunset field, has already begun to apply horizontal drilling and advanced steam flood techniques to the field. Texaco intends to further its capital investment program in this field in which it is presently operating and capitalize on its worldwide experience in heavy oil production to create synergies and maximize the production, reserves and value available from all properties of the Combined Company.
With Monterey's current production of over 54,000 barrels per day in California (as of September 1, 1997), a large existing reserve base with immense resource target potential, and approximately 350 capable and focused employees, the Merger will offer significant benefits to both employees and shareholders of the two companies.

Opinion of Monterey's Financial Advisor

               On August 17, 1997, Goldman Sachs delivered its written opinion to the Monterey Board that, as of such date, the Stock Consideration pursuant to the Merger Agreement was fair to the holders of shares of Monterey Common Stock.

               The full text of the written opinion of Goldman Sachs dated August 17, 1997, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. Monterey stockholders are urged to, and should, read such opinion in its entirety.

               In connection with its opinion, Goldman Sachs reviewed, among other things, (i) the Merger Agreement; (ii) Annual Reports to Stockholders and Annual Reports on Form 10-K of Monterey for the year ended December 31, 1996 and of Texaco for the five years ended December 31, 1996; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Monterey and Texaco; (iv) Amendment No. 3 to the Registration Statement on Form S-1 and the prospectus contained therein, each dated November 13, 1996, relating to the initial public offering of the shares of Monterey Common Stock; (v) certain other communications from Monterey and Texaco to their respective stockholders; and (vi) certain internal financial analyses and forecasts for Monterey prepared by its management. Goldman Sachs also held discussions with members of the senior management of Monterey and Texaco regarding the past and current business operations, financial condition and future prospects of their respective companies. Goldman Sachs reviewed certain information provided by Monterey relating to Monterey's oil and gas reserves, including reserve reports for the year ended December 31, 1996 prepared by independent petroleum engineers for Monterey, and discussed the reserve information with the senior management of Monterey. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Monterey Common Stock and the shares of Texaco Common Stock, compared certain financial and stock market information for Monterey and Texaco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas industry specifically and other industries generally and performed such other studies and analyses as it considered appropriate.

               Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of Monterey or Texaco or any of their respective subsidiaries and, except for the reserve information referred to in the preceding paragraph, Goldman Sachs has not been furnished with any such evaluation or appraisal. With respect to such reserve information, Goldman Sachs indicated that it is not an expert in the evaluation of oil and gas properties and, with the consent of the Monterey Board, relied without independent verification solely upon the reserve reports and internal estimates prepared by the independent petroleum engineers and senior management of Monterey. Goldman Sachs' opinion is based upon the economic and market conditions existing on the date of its opinion. Goldman Sachs was not requested to solicit and did not solicit interest from other parties in a potential business combination with Monterey. The opinion of Goldman Sachs referred to herein was provided for the information and assistance of the Monterey Board in connection with its consideration of the Merger and does not constitute a recommendation as to how any holder of shares of Monterey Common Stock should vote with respect to the Merger.

               The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its written opinion to the Monterey Board on August 17, 1997. Such analyses which utilized prices of the Texaco Common Stock were not adjusted for the Texaco Common Stock split effective September 29, 1997.

               Historical Exchange Ratio Analysis. Goldman Sachs reviewed the historical trading prices for the Monterey Common Stock and the Texaco Common Stock. In addition, Goldman Sachs compared the historical stock prices of the Monterey Common Stock and the Texaco Common Stock on the basis of the respective closing prices per share on August 15, 1997, the weighted average stock prices for the prior 10, 20, 30, 60, 90 and 180 days, and the weighted average stock prices since Monterey's initial public offering on November 14, 1996. This analysis indicated that the implied exchange ratios ranged from
0.126 to 0.146 as compared to an exchange ratio of 0.191, based on a transaction value of $21.00 per share of Monterey Common Stock, and without adjusting for the Texaco Common Stock split effective September 29, 1997.

               Monterey Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Monterey to corresponding financial information, ratios and public market multiples for four publicly traded corporations: Berry Petroleum Company, ELAN Energy Inc., Nuevo Energy Company and Vintage Petroleum, Inc. (the "Monterey Selected Companies"). The Monterey Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to Monterey. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of Monterey were calculated using a price of $21.00 per share of Monterey Common Stock. The multiples and ratios for Monterey were based on information provided by Monterey's management and the multiples for each of the Monterey Selected Companies were based on the most recent publicly available information and estimates provided by Institutional Brokers Estimate Service ("IBES"). With respect to the Monterey Selected Companies, Goldman Sachs considered estimated calendar year 1997 and 1998 price/earnings ("P/E") multiples that ranged from 14.8x to 24.2x with a mean of 19.0x for estimated calendar year 1997 and 14.3x to 22.0x with a mean of 17.1x for estimated calendar year 1998 compared to 20.2x and 14.9x, respectively, for Monterey; estimated calendar year 1997 and 1998 price/discretionary cash flow multiples that ranged from 5.5x to 10.3x with a mean of 6.8x for estimated calendar year 1997 and 5.0x to 10.2x with a mean of 6.3x for estimated calendar year 1998, compared to 9.3x and 7.6x, respectively, for Monterey; enterprise value as a percentage of SEC 10 ("Pre-Tax PV10") that ranged from 61% to 78% with a mean of 69% compared to 123% for Monterey; and reserves/production ratios (derived by dividing 1996 reserves by 1996 production) that ranged from 11.1 to 28.6 with a mean of
16.7 compared to 13.6 for Monterey.

               Texaco Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Texaco to corresponding financial information, ratios and public market multiples for six publicly traded corporations: Amoco Corp., Atlantic Richfield Company, British Petroleum Plc, Chevron Corp., Mobil Corporation and Phillips Petroleum Company (the "Texaco Selected Companies"). The Texaco Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to those of Texaco. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of Texaco were calculated using a price of $110.00 per share of Texaco Common Stock, the per share price of the Texaco Common Stock on the NYSE on August 15, 1997, without adjustment for the Texaco Common Stock split effective September 29, 1997. The multiples and ratios for Texaco were based on information provided by IBES and the multiples for each of the Texaco Selected Companies were based on the most recent publicly available information and estimates provided by IBES. With respect to the Texaco Selected Companies, Goldman Sachs considered estimated calendar year 1997 and 1998 P/E multiples that ranged from 13.8x to 18.2x with a mean of 16.7x for estimated calendar year 1997 and 13.8x to 17.5x with a mean of 16.2x for estimated calendar year 1998 compared to 17.1x and 16.4x, respectively, for Texaco; estimated calendar year 1997 and 1998 price/discretionary cash flow multiples, that ranged from 6.6x to 9.5x with a mean of 8.4x for estimated calendar year 1996 and 6.2x to 9.3x with a mean of 8.2x for estimated calendar year 1998, compared to 8.5x and 7.8x, respectively, for Texaco; and reserves/production ratios (derived by dividing 1996 reserves by 1996 production) that ranged from 11.2 to 13.0 with a mean of 11.8 compared to 9.0 for Texaco.

               Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis using Monterey's management projections.
Goldman Sachs calculated a net present value of free cash flows for the years 1997 through 2001 using discount rates ranging from 8.0% to 12.0%. Goldman Sachs calculated Monterey's terminal values in the year 2001 based on multiples ranging from 5.0x discretionary cash flow to 8.0x discretionary cash flow. These terminal values were then discounted to present value using discount rates from 8.0% to 12.0%. Based on this analysis the implied per share of Monterey Common Stock values ranged from $13.60 to $24.18.

               Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to eight selected transactions in the exploration and production industry since 1996 (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions (i) the transaction value to estimated calendar year 1997 and 1998 earnings per share ("EPS") multiples that ranged from 14.3x to 70.6x with a mean of 33.6x for estimated calendar year 1997 and 13.0x to 65.5x with a mean of 29.9x for estimated calendar year 1998 compared to 20.2x and 14.9x, respectively, for the Merger (based on a transaction price of $21.00 per share of Monterey Common Stock); (ii) the estimated calendar year 1997 and 1998 transaction value/discretionary cash flows multiples that ranged from 5.5x to 8.2x with a mean of 6.6x for estimated calendar year 1997 and 4.1x to 8.0x with a mean of 5.9x for estimated calendar year 1998 compared to 9.3x and 7.6x, respectively, for the Merger (based on a transaction price of $21.00 per share of Monterey Common Stock); (iii) premiums to undistributed stock prices that ranged from 21% to 42% with a mean of 33% compared to 39% for the Merger (based on a transaction price of $21.00 per share of Monterey Common Stock); and (iv) transaction value per barrel of oil equivalent proved reserves ("BOE") ranged from $4.47 to $8.51 with a mean of $5.95, compared to $6.06 per BOE for the Merger.

               Goldman Sachs also analyzed certain information relating to seven selected transactions involving companies with oil producing fields in California (the "California Selected Transactions"). Such analysis indicated that for the California Selected Transactions the transaction value per BOE ranged from $3.35 to $6.80 with a mean of $4.97, compared to $6.06 per BOE for the Merger.

               Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the Merger. Using earnings estimates for Monterey prepared by its management and for Texaco provided by IBES for the years 1997 and 1998, Goldman Sachs compared the EPS of each of the Monterey Common Stock and the Texaco Common Stock, on a stand alone basis, to the EPS of the common stock of the combined companies on a pro forma basis. Goldman Sachs performed this analysis based on a price equal to a transaction value of $21.00 per share of Monterey Common Stock and a price of $110.00 per share of Texaco Common Stock (the per share price of the Texaco Common Stock on August 15, 1997, without adjustment for the Texaco Common Stock split effective September 29, 1997). Based on such analyses, the Merger would be moderately accretive to Monterey's stockholders on an EPS basis in 1997 and moderately dilutive in 1998. Goldman Sachs also compared the discretionary cash flow of Monterey and Texaco, on a stand alone basis, to the discretionary cash flow of the combined companies on a pro forma basis using discretionary cash flow estimates from Monterey's management for Monterey and from IBES estimates for Texaco. Based on these analyses, the Merger would be slightly dilutive to Monterey's discretionary cash flow in 1997 and slightly accretive in 1998.

               Contribution Analysis. Goldman Sachs reviewed certain historical and estimated future operating and financial information (including, among other things, net income, discretionary cash flow, unlevered discretionary cash flow, Pre-Tax PV10, Pre-Tax PV10 less debt and preferred stock, reserves and production) for Monterey, Texaco and the pro forma combined company resulting from the Merger based on Monterey's management's financial forecasts for Monterey and IBES estimates for Texaco. The analysis indicated that the Monterey stockholders would receive 2.8% of the market capitalization of the combined companies after the Merger based on the closing stock prices of the Monterey Common Stock and the Texaco Common Stock on August 15, 1997 and 3.8% based on a transaction value of $21.00 per share of Monterey Common Stock and Monterey's stockholders would receive 3.0% of the combined companies enterprise value after the Merger based on the closing stock prices of the Monterey Common Stock and the Texaco Common Stock on August 15, 1997 and 3.9% based on a transaction value of $21.00 per share of Monterey Common Stock. Goldman Sachs also analyzed the relative contribution of Monterey and Texaco to the combined companies on a pro forma basis with respect to various financial items. This analysis indicated that
(i) in 1996 Monterey would have contributed 3.0% to combined net income, 2.8% to combined discretionary cash flow, 3.0% to combined unlevered discretionary cash flow, 3.7% to combined Pre-Tax PV 10, 3.5% to combined Pre-Tax PV 10 less debt and preferred stock, 6.0% to combined reserves and 3.9% to combined production, (ii) in 1997 Monterey would contribute 3.3% to combined net income, 3.6% to combined discretionary cash flow, 3.7% to combined unlevered discretionary cash flow, and 4.2% to combined production and (iii) in 1998 Monterey would contribute 4.2% to combined net income, 4.0% to combined discretionary cash flow, 4.1% to combined unlevered discretionary cash flow, and 4.3% to combined production.

               The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Monterey or Texaco or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Monterey Board as to the fairness of the Stock Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control the parties or their respective advisors, none of Monterey, Texaco, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Monterey Board was one of many factors taken into consideration by the Monterey Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman
Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex B hereto.

               Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Monterey selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

               Goldman Sachs is familiar with Monterey having provided certain investment banking services to Monterey from time to time, including having acted as lead underwriter of the initial public offering of shares of Monterey Common Stock in November 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Prior to the initial public offering of the shares of Monterey Common Stock and until the tax-free distribution of shares of Monterey Common Stock owned by Santa Fe to its common stockholders on July 25, 1997, Monterey was a wholly owned subsidiary of Santa Fe. Goldman Sachs provided certain investment banking services to Santa Fe from time to time and may provide investment banking services to Santa Fe in the future. Goldman Sachs has provided certain investment banking services to Texaco from time to time and may provide investment banking services to Texaco in the future.

               Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Monterey and/or Texaco for its own account and for the account of customers.

               Pursuant to a letter agreement dated August 5, 1997 (the "Engagement Letter"), Monterey engaged Goldman Sachs to act as its financial advisor in connection with the exploration of strategic alternatives, including a possible strategic combination or similar transaction. Pursuant to the terms of the Engagement Letter, Monterey has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee equal to approximately $7,900,000. Monterey has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees and disbursements plus any sales, use or similar taxes, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

Forward-Looking Statements May Prove Inaccurate

               This document (including documents that have been incorporated herein by reference) includes various forward-looking statements about Monterey, Texaco and the Combined Company that are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, the information concerning future results of operations of Monterey, Texaco and the Combined Company after the Effective Time, set forth under "Questions and Answers About The Merger," "Summary," "-- Background of the Merger," "--Monterey's Reasons for the Merger; Recommendation of the Monterey Board," "--Texaco's Reasons for the Merger," "--Opinion of Monterey's Financial Advisor" and those preceded by, followed by or that otherwise include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates", variations of such words and similar expressions. For these statements, Monterey and Texaco claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

               The following important factors, in addition to those discussed elsewhere in this documents and the documents incorporated herein by reference, could affect the future financial result of Monterey, Texaco and the Combined Company and could cause actual results to differ from those expressed in forward-looking statements contained or incorporated by reference in this document: estimation of reserves; inaccurate seismic data; mechanical failures; unilateral cancellation of concessions by host governments; decreased demand for motor fuels, natural gas and other products; above-average temperatures; pipeline failures; oil spills; increasing price and product competition; higher or lower costs and expenses; domestic and foreign governmental and public policy changes including environmental regulations; the outcome of pending and future litigation and governmental proceedings, and continued availability of financing. In addition, such results could be affected by general industry and market conditions and growth rates; general domestic and international economic conditions including interest rate and currency exchange rate fluctuations; and other factors.

Accounting Treatment

               The Merger will be recorded by Texaco as a purchase business combination for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of Monterey will be recorded based on allocating the Texaco purchase cost of the acquisition. The pro forma effect of the Merger on consolidated net income and net income per share of Texaco Common Stock for six months, 1997 and prior years is not material.

Certain U.S. Federal Income Tax Consequences

               Tax Opinions Regarding the Merger. In the opinion of Davis Polk & Wardwell, counsel to Texaco, and Andrews & Kurth, counsel to Monterey, the Merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), provided that the representation letters attached to the Merger Agreement (as Exhibits B and C) are delivered at the closing, the representations contained therein are correct as of the Effective Time, the Merger is consummated in the manner contemplated by the Merger Agreement and this Proxy Statement/Prospectus and there is no change in the Code or applicable authority. If such representation letters are not so delivered, the representations are not correct, the Merger is not so consummated or there is a change in the Code or applicable authority, this opinion cannot be relied upon.

               Provided that the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes: (i) no gain or loss will be recognized by the stockholders of Monterey upon the receipt of Texaco Common Stock in exchange for Monterey Common Stock in the Merger; (ii) the aggregate adjusted tax basis of the shares of Texaco Common Stock to be received by a stockholder of Monterey in the Merger (including fractional shares to be sold on behalf of the stockholder) will be the same as the aggregated adjusted tax basis of the shares of Monterey Common Stock surrendered in exchange therefor; (iii) the holding period of the shares of Texaco Common Stock received by a stockholder of Monterey in exchange for the Monterey Common Stock will include the holding period of the shares of Monterey Common Stock surrendered in exchange therefor, provided that such shares of Monterey Common Stock are held as capital assets at the Effective Time; and (iv) a stockholder of Monterey who receives cash in lieu of a fractional share of Texaco Common Stock would generally recognize gain or loss equal to the difference, if any, between the amount of cash received and such stockholder's adjusted tax basis in the fractional share interest.

               Consummation of the Merger is conditioned upon the receipt of opinions of Andrews & Kurth and Davis Polk & Wardwell, each dated as of the Effective Time, to the effect that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code. Monterey is permitted to waive the condition calling for the opinion of Andrews & Kurth, and Texaco is permitted to waive the condition calling for the opinion of Davis Polk & Wardwell. If Monterey or Texaco waives the condition to its obligation to consummate the Merger relating to the receipt of the opinions referred to above, Monterey will resolicit proxies from its stockholders with respect to the Merger. In connection with any such resolicitation, Monterey will inform its stockholders of any changes in the tax consequences of the Merger to Monterey and its stockholders.

               The foregoing discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States).

               No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable foreign, state, local and other tax laws. The foregoing discussion is based upon the provisions of the Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings and judicial decisions as in effect as of the date of this Proxy Statement/Prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the conclusions reached in such discussion. No rulings have been or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger.

               Each stockholder of Monterey is urged to consult such stockholder's own tax advisor as to the specific tax consequences to such stockholder of the Merger under U.S. federal, state, local or any other applicable tax laws.

               Tax Opinion Regarding the Effect of the Merger on the Spin-Off of Monterey. Texaco's obligation to consummate the Merger is further conditioned on receipt by Monterey of an opinion from its counsel, Andrews & Kurth, that the Merger and any related transactions will not affect the tax-free status under Section 355 of the Code of the Spin Off.

               In rendering the opinion described in the previous paragraph, Andrews & Kurth will rely upon representations contained in certificates from employees, officers and directors of Santa Fe, Monterey and Texaco, as well as certain other persons, delivered for purposes of such opinion.

Regulatory Matters; Certain Legal Matters

               Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. Monterey and Texaco have filed the required notification and report forms under the HSR Act with the FTC and the Antitrust Division, and the applicable waiting period is scheduled to expire prior to the Special Meeting, at midnight on October 18, 1997. However, there can be no assurance that Monterey and Texaco will not receive a "second request", in which case the waiting period will expire fifteen days after substantial compliance with such request. The FTC and the Antitrust Division have the authority to challenge the Merger on antitrust grounds before or after the Merger is completed. Each state in which Monterey or Texaco has operations may also review the Merger under state antitrust laws. Neither Monterey nor Texaco is aware of any other regulatory approvals or filings that are required in connection with the Merger.

               On August 28, 1997, a shareholder of Monterey filed a purported class action complaint in the Delaware Court of Chancery, No. 15886-NC, seeking (i) to enjoin the Merger on terms proposed and (ii) damages. Defendants named in the complaint are Monterey and each of its directors. The plaintiff alleges numerous breaches of the duties of care and loyalty owed by the defendants to the purported class in connection with entering into the Merger Agreement with Texaco. The defendants believe the complaint is without merit and intend to vigorously defend the action.

No Appraisal Rights

               Section 262 of the Delaware General Corporation Law (the
"DGCL") provides appraisal rights (sometimes referred to as "dissenters' rights") to stockholders of Delaware corporations in certain situations. However, Section 262 appraisal rights are not available to stockholders of a corporation, such as Monterey, (a) whose securities are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") and (b) whose stockholders are not required to accept in exchange for their stock anything other than stock of another corporation listed on a national securities exchange or on an interdealer quotation system by the NASD and cash in lieu of fractional shares. Because the Monterey Common Stock is traded on such an exchange, the NYSE, and because the Monterey stockholders are being offered Texaco Common Stock, which is also traded on the NYSE, and (in some cases) cash in lieu of fractional shares, stockholders of Monterey will not have appraisal rights with respect to the Merger.

               Holders of Texaco Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.

Federal Securities Laws Consequences; Resale Restrictions

               This Proxy Statement/Prospectus does not cover resales of the Texaco Common Stock to be received by the stockholders of Monterey upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

               All shares of Texaco Common Stock received by Monterey stockholders in the Merger will be freely transferable, except that shares of Texaco Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933, as amended (the "1933 Act")) of Monterey may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of Texaco) or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Monterey or Texaco generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of Monterey or Texaco as well as significant stockholders. The Merger Agreement requires Monterey to use its reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that such persons will not offer or sell or otherwise dispose of any of the shares of Texaco Common Stock issued to them in the Merger in violation of the 1933 Act or the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") thereunder.



        COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

               Monterey Common Stock and Texaco Common Stock are listed on the NYSE. The Monterey ticker symbol on the NYSE is "MRC". The Texaco ticker symbol on the NYSE is "TX".

               The table below sets forth, for the calendar quarters indicated, the reported high and low closing prices of Texaco Common Stock and Monterey Common Stock as reported on the NYSE Composite Transaction Tape, in each case based on published financial sources, and the dividends declared on such stock.

                                            Monterey Common Stock                               Texaco Common Stock(2)
                               ------------------------------------------------           ----------------------------------
                                    Market Price                        Cash                 Market Price             Cash
                               ----------------------                 Dividends           -------------------      Dividends
                                 High           Low                   Declared            High          Low        Declared
                               --------       -------                 ---------         --------      -------      ---------
1994
 First Quarter...........    $      --     $      --               $      --             $33.88       $31.50         $0.400
 Second Quarter..........           --            --                      --              32.81        30.19          0.400
 Third Quarter...........           --            --                      --              31.94        29.50          0.400
 Fourth Quarter..........           --            --                      --              32.69        29.81          0.400
1995                                --            --                      --
 First Quarter...........           --            --                      --              33.31        29.94          0.400
 Second Quarter..........           --            --                      --              34.56        32.50          0.400
 Third Quarter...........           --            --                      --              33.63        31.88          0.400
 Fourth Quarter..........           --            --                      --              40.06        32.19          0.400
1996                                              --                      --
 First Quarter...........           --            --                      --              44.19        38.13          0.400
 Second Quarter..........           --            --                      --              44.06        40.00          0.400
 Third Quarter...........           --            --                      --              47.63        42.00          0.425
 Fourth Quarter..........           16.75         15.63    (1)            --              52.94        47.00          0.425
1997
 First Quarter...........           16.75         15.00                    0.22           54.88        49.38          0.425
 Second Quarter..........           16.50         14.88                    0.15           56.94        50.50          0.425
 Third Quarter (through
   September 26, 1997)...           21.25         20.63                    0.15           61.00        57.69          0.450


(1) November 14 (first available) through December 31, 1996.  Prior to
    November 14, 1996, Monterey was a wholly owned subsidiary of Santa Fe.

(2) Reflects two-for-one stock split effective September 29, 1997.


               On August 15, 1997, the last full trading day prior to the public announcement of the proposed Merger, the closing price on the NYSE Composite Transaction Tape was $15.06 per share of Monterey Common Stock and $55.00 per share of Texaco Common Stock, taking into account the two-for-one stock split. On September 26, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price on the NYSE Composite Transaction Tape was $59.75 per share of Texaco Common Stock and $20.88 per share of Monterey Common Stock.

               Stockholders are urged to obtain current market quotations prior to making any decision with respect to the Merger.

               The payment of dividends by Texaco in the future will depend on business conditions, Texaco's financial condition and earnings and other factors.



        INTERESTS OF CERTAIN PERSONS IN THE MERGER AND RELATED MATTERS

                In considering the recommendation of the Monterey Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that certain members of the management of Monterey and the Monterey Board have interests in the Merger that are different from, and in addition to, the interests of stockholders of Monterey.

Employment Agreements

               Six of Monterey's executives have employment agreements with Monterey pursuant to which they will be entitled to resign on or following the Merger and receive a lump sum severance payment. The executives with these agreements are R. Graham Whaling, David B. Kilpatrick, Gerald R. Carman, Terry
L. Anderson, C. Ed Hall and J. Jeffery Guise. Three other executives, Jeffrey
B. Williams, Lou E. Shuflin and Scott D. Heflin have employment agreements with Monterey for which the Merger will begin a two-year period during which the executive will be entitled to severance benefits if his employment is terminated either by Monterey for any reason other than for "Misconduct" or by the executive for a "Good Reason," each such phrase as defined in the respective employment agreement.

               Under each of these employment agreements, on a qualifying termination the executive will be entitled to receive a lump sum payment equal to the sum of (i) two times the executive's annual base salary (R. Graham Whaling will receive three times his annual base salary), (ii) a bonus equal to the executive's bonus received under Monterey's Incentive Compensation Plan for 1997, and (iii) two times (three times for R. Graham Whaling) the amount of Monterey's contributions that it would have made on behalf of the executive to Monterey's Employee Stock Ownership Plan ("ESOP") and 401(k) plan and credited under Monterey's nonqualified supplemental ESOP and 401(k) plans for 1997 (assuming full participation in such plans by the executive for all of 1997). In addition, Monterey will continue to provide the executive with welfare benefits for two years (three years for R. Graham Whaling); provide outplacement services to the executive of up to $15,000; provide home relocation benefits under Monterey's relocation policy if the executive moves from Bakersfield, California; and if the executive's termination occurs prior to 1998, the executive shall be paid and receive benefits as if his employment with Monterey continued through the end of 1997. Further, to the extent that payments to any of these executives, whether under the employment agreement or otherwise, are subject to the "golden parachute" excise tax imposed by Section 4999 of the Code, the executive generally will be entitled to receive an additional cash payment sufficient to make the executive "whole" on a net after-tax basis for these additional payments, including the taxes thereon, and any interest or penalties with respect thereto.

               In the event that all executives with employment agreements were to be terminated by Monterey other than for "Misconduct" or were to resign with "Good Reason" on or following the Effective Time, Monterey's aggregate additional liability under the employment agreements based on August 1, 1997 compensation levels is estimated to be approximately $5.9 million.

Consulting Agreements

               Monterey has entered into consulting agreements (the "Consulting Agreements") with certain of its executive officers (the "Executive Officers"). Upon the termination of such Executive Officer's employment with Monterey on or following the Merger, the Executive Officer will be available for consulting with Monterey (the cost to Monterey per month for each such Executive Officer's consulting services will vary). Each of the Consulting Agreements terminates on the earliest to occur of (i) December 31, 1998 (or in one case, June 30, 1999), (ii) the first anniversary of termination of employment, (iii) death, (iv) working for a competitor of Monterey or Texaco, and (v) obtaining full time employment with another employer.

Indemnification and Insurance

               All Monterey directors have entered into indemnification agreements with Monterey which provide that Monterey will maintain directors' and officers' liability insurance and indemnify directors to the full extent permitted by applicable law. Further, under the terms of the Merger Agreement, for a period of six years after the Effective Time, Texaco is required to cause Monterey to indemnify the current and former officers and directors of Monterey, to the extent provided in Monterey's certificate of incorporation and bylaws in effect at the date of execution of the Merger Agreement. In addition, for a period of six years after the Effective Time, Texaco is obligated to cause Monterey to use Monterey's best efforts to maintain in effect policies of directors' and officers' liability insurance that are no less advantageous to such persons than are policies covering each person in effect on the date of execution of the Merger Agreement.

Other Employment Arrangements

               Texaco has indicated to certain senior Monterey executives, D.B. Kilpatrick and J.B. Williams, that they will be employed by Texaco in positions of equivalent responsibility. Except as described above, no employment agreements or consulting agreements have been entered into with these or any other employees of Monterey in connection with the Merger Agreement.

Compensation Plans

               The Merger will constitute a "Change in Control" for purposes of Monterey's stock compensation plans, annual bonus plan and severance plan. As a result, at the Effective Time: (i) all stock options held by Monterey employees and directors will become exercisable (and, with respect to options held by Monterey's outside directors, Texaco has agreed to cash out the option's "spread" upon the Merger for any electing director, rather than granting the director a replacement Texaco stock option); (ii) with respect to all shares of restricted stock held by Monterey employees and directors, all restrictions thereon will lapse; and
(iii) each participant in Monterey's Incentive Compensation Plan will receive a cash bonus equal to the maximum bonus that would have been payable to the participant "as if" all performance goals for 1997 under the plan had been fully met as of that date. In addition, the Merger will begin a two-year "protected period" for Monterey's full-time employees (other than employees with employment agreements or employees covered by a collective bargaining agreement), during which the employee will receive certain severance benefits if the employee incurs a qualifying termination of employment.

               Under Monterey's Deferred Compensation Plan, as amended, an officer may elect to defer, until one or more subsequent years as elected by the officer, all or part of his (i) stock option "spread" upon the Merger,
(ii) restricted stock payment, (iii) 1997 annual bonus, and/or (iv) severance payments under his employment agreement. Deferred amounts will be credited with "phantom" interest by Monterey until paid.



                             THE MERGER AGREEMENT

               This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including certain provisions of the Merger Agreement. The description of the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A, and which is incorporated herein by reference. All Monterey stockholders are urged to read carefully the Merger Agreement in its entirety.

Structure; Effective Time

               The Merger Agreement contemplates the Merger of Merger Subsidiary with and into Monterey, with Monterey surviving the Merger as a wholly owned subsidiary of Texaco. The Merger will become effective at the time of filing a certificate of merger with the Secretary of State of the State of Delaware (or such later time as is agreed in writing by the parties and specified in the certificate of merger), which is expected to occur as soon as practicable after the last condition precedent to the Merger set forth in the Merger Agreement has been satisfied or waived.

Merger Consideration

               The Merger Agreement provides that each share of Monterey Common Stock outstanding immediately prior to the Effective Time (except as described in the following sentence) will, at the Effective Time, be converted into the right to receive the Stock Consideration (see "The Merger--General"). All shares of Monterey Common Stock that are owned by Monterey as treasury stock and any shares of Monterey Common Stock owned by Texaco or any subsidiary of Texaco will, at the Effective Time, be canceled and no payment will be made for such shares.

Employee Stock Options

               At the Effective Time, each option to purchase shares of Monterey Common Stock outstanding under any employee stock option or compensation plan or arrangement of Monterey, whether or not vested or exercisable, shall be converted into an option to purchase shares of Texaco Common Stock (a "Substitute Option"). The number of shares of Texaco Common Stock subject to such Substitute Option and the exercise price thereunder shall be computed in compliance with the requirements of Section 424(a) of the Code. Monterey has agreed that it will, prior to the Effective Time, use its reasonable efforts to obtain such consents, if any, and take such other permitted action, if any, as may be necessary to give effect to the transactions contemplated by this paragraph. Except as contemplated by this paragraph, Monterey has agreed that it will not, without the written consent of Texaco, amend any outstanding options to purchase shares of Monterey Common Stock (including accelerating the vesting or lapse of repurchase rights or obligations).

Conversion of Shares

               Prior to the Effective Time, Texaco will appoint an exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing shares of Monterey Common Stock for the Stock Consideration, which Texaco will make available to the Exchange Agent. Promptly after the Effective Time, Texaco or the Exchange Agent will send each holder of Monterey Common Stock a letter of transmittal for use in the exchange and instructions explaining how to surrender certificates to the Exchange Agent. Holders of Monterey Common Stock may elect in the letter of transmittal to receive the Stock Consideration in certificate or book-entry form. Holders of Monterey Common Stock who surrender their certificates to the Exchange Agent, together with a properly completed letter of transmittal, will receive (in either certificate or book-entry form) the Stock Consideration for each surrendered share of Monterey Common Stock. Holders of unexchanged shares of Monterey Common Stock will not be entitled to receive any dividends or other distributions payable by Texaco after the Effective Time until their certificates are surrendered. Upon surrender, however, such holders will receive accumulated dividends and distributions payable on the related shares of Texaco Common Stock subsequent to the Effective Time, without interest, together with (if applicable) cash in lieu of fractional shares of Texaco Common Stock (paid as described in the following paragraph).

               Holders of Monterey Common Stock who have elected to receive Texaco Common Stock in book-entry form will have any fractional shares of Texaco Common Stock credited to their account. All other holders will instead receive a check in the amount of the net proceeds from the sale of those fractional shares in the market by the Exchange Agent.

Certain Covenants

               Interim Operations of Monterey. From the date of execution of the Merger Agreement until the Effective Time, Monterey and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and oil field practices standard in the industry and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their officers and employees. In particular, during this period, Monterey may not, without Texaco's prior written consent, amend its organizational documents; and neither Monterey nor its subsidiaries may, without Texaco's prior written consent: enter into any merger or consolidation; acquire a material amount of assets of any person; sell or otherwise dispose of "material" assets (except pursuant to existing contracts or commitments, or in the ordinary course consistent with past practice); take any action that would make any representation and warranty of Monterey under the Merger Agreement materially inaccurate in any respect; or agree or commit to any of the foregoing.

               Interim Operations of Texaco. From the date of execution of the Merger Agreement until the Effective Time, Texaco and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. In particular, during this period, Texaco may not (subject to certain limited exceptions) make any material amendment to its organizational documents, and neither Texaco nor its subsidiaries may (subject to certain limited exceptions) take any action that would make any representation or warranty of Texaco under the Merger Agreement inaccurate in any respect, or agree or commit to any of the foregoing.

               Special Meeting; Proxy Material. Monterey has agreed to cause the Special Meeting to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement. In connection with the Special Meeting, Monterey has agreed to (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable a proxy statement for the Special Meeting and all other proxy materials for such meeting and (ii) otherwise comply with all legal requirements applicable to such meeting.

               No Solicitation by Monterey. Monterey has covenanted in the Merger Agreement that it and its subsidiaries will not, and that it will use its best reasonable efforts to cause the officers, directors and financial and legal advisors of Monterey and its subsidiaries not to, directly or indirectly, take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below) or engage in negotiations with, or disclose any nonpublic information relating to Monterey or any subsidiary of Monterey or afford access to the properties, books or records of Monterey or any subsidiary of Monterey to, any person that may be considering making, or has made, an Acquisition Proposal. Notwithstanding the foregoing, Monterey or the Monterey Board may engage in negotiations with, disclose nonpublic information to, or afford access to properties, books or records to, any person to the extent required to comply with the fiduciary duties of the Monterey Board as advised in writing by Andrews & Kurth, and the Monterey Board may take, and disclose to Monterey stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934 ("1934 Act") with regard to any tender offer (provided that the Monterey Board shall not recommend that Monterey stockholders tender their shares in connection with any such tender offer other than to the extent required to comply with the fiduciary duties of the Monterey Board as advised in writing by Andrews & Kurth). "Acquisition Proposal" means any good faith offer or proposal for a merger, consolidation or other business combination involving Monterey or any subsidiary of Monterey or the acquisition of 20% or more of the outstanding shares of Monterey Common Stock, or a substantial portion of the assets of Monterey or any subsidiary of Monterey, taken as a whole, other than the transactions contemplated by the Merger Agreement.

               Monterey must notify Texaco promptly (and in no event later than 24 hours) after receipt of (i) any Acquisition Proposal, (ii) any indication that any person is considering making an Acquisition Proposal or
(iii) any request for nonpublic information relating to Monterey or any subsidiary of Monterey or for access to the properties, books or records of Monterey or any subsidiary of Monterey by any person that may be considering making, or has made, an Acquisition Proposal. Monterey has agreed to keep Texaco fully informed of the status of any such Acquisition Proposal or request. Monterey has further agreed to, and has agreed to cause its subsidiaries and the directors, officers and financial and legal advisors of Monterey and its subsidiaries to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons conducted with respect to any Acquisition Proposal prior to the execution of the Merger Agreement.

               Monterey Board's Covenant to Recommend. The Monterey Board has agreed to recommend the approval and adoption of the Merger Agreement to Monterey stockholders. Notwithstanding the foregoing, the Monterey Board is permitted to withdraw or modify in a manner adverse to Texaco its recommendation, but only if and to the extent the Monterey Board concludes that such withdrawal or modification is required to comply with its fiduciary duties under applicable law after advice to that effect by Andrews & Kurth.

               Reasonable Best Efforts. Each party has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

               Certain Employee Benefits Matters. The Merger Agreement provides that, from the first of the month following the Effective Time, the non-represented employees of Monterey and its subsidiaries will commence participation in Texaco's benefit plans. Texaco shall (subject to the following sentence) recognize an employee's service with Monterey and Santa Fe for eligibility, vesting, accrual and determination of benefits in its benefit plans to the extent that such service was recognized for such purposes by Monterey or Santa Fe. Texaco's retirement plan shall provide to each non-represented employee of Monterey and its subsidiaries at normal retirement a pension benefit which will equal the pension benefit that would be provided under Texaco's retirement plan, recognizing all such employee's pensionable service with Santa Fe's pension plan as of the Effective Time under its non-contributory formula, less the employee's vested pension benefit accrued
under Santa Fe's pension plan as of July 25, 1997.   Texaco has also agreed
to honor Monterey's severance plan in effect on August 17, 1997 for two years following the Effective Time.

               Texaco's Standstill. Texaco has agreed, until the earlier to occur of June 30, 1998 and the receipt by Monterey, or the public announcement, of an Acquisition Proposal, and except as contemplated by the Merger Agreement, not to (i) acquire any securities or assets of Monterey, enter into any merger or business combination or tender or exchange offer involving Monterey or any of its subsidiaries, effect any recapitalization or restructuring with respect to Monterey, solicit any proxies or consents to vote with respect to any voting securities of Monterey, or propose, offer, cause or participate in any of the foregoing; (ii) form, join or participate in a "group" (as defined under the 1934 Act); (iii) otherwise act, alone or in concert with others, to seek to control or influence, the Monterey Board, or policies of Monterey; (iv) take any action which would require Monterey to make a public announcement regarding any of the types of matters set forth in
(i) above; or (v) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

               Indemnification and Insurance of Monterey Directors and Officers. Texaco has agreed that for six years after the Effective Time, it will cause Monterey to indemnify and hold harmless the present and former directors and officers of Monterey, to the extent provided under Monterey's certificate of incorporation and bylaws in effect on the date of the Merger Agreement, against certain liabilities. Texaco has further agreed to cause Monterey to use best efforts to maintain in effect for six years after the Effective Time certain directors' and officers' liability insurance coverage for Monterey directors and officers. See "Interests of Certain Persons in the Merger and Related Matters--Indemnification and Insurance."

               Certain Other Covenants. The Merger Agreement contains certain mutual covenants of the parties, including covenants relating to: actions to be taken so as not to jeopardize the intended tax treatment of the Merger; public announcements; notification of certain matters; access to information; further assurances; cooperation in connection with certain governmental filings and in obtaining consents and approvals; and confidential treatment of non-public information.

Certain Representations and Warranties

               The Merger Agreement contains substantially reciprocal representations and warranties made by Monterey and Texaco as to, among other things: due organization and good standing; corporate authorization to enter into the contemplated transactions; governmental approvals required in connection with the contemplated transactions; absence of any breach of organizational documents and certain material agreements as a result of the contemplated transactions; capitalization; filings with the SEC; financial statements; absence of certain material changes (including changes which would have a material adverse effect) since June 30, 1997; absence of undisclosed material liabilities; compliance with laws and court orders; litigation; tax matters; employee matters; environmental matters; tax treatment of the Merger; and information included in this Proxy Statement/Prospectus. "Material adverse effect" means any change, effect, event, occurrence or state of facts that has had, or would reasonably be expected to have, a material adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Texaco and its subsidiaries, taken as a whole, or Monterey and its subsidiaries, taken as a whole, as the case may be.

               In addition, Monterey has represented to Texaco as to, among other things: advisors' fees and opinions; subsidiaries; patents and other proprietary rights; and status and operation of oil and gas properties. Monterey has further represented to Texaco that neither Section 203 of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to the transactions contemplated by the Merger Agreement, and that it has taken all action necessary to render the rights issued pursuant to the terms of the rights agreement (as amended, the "Monterey Rights Agreement") entered into between Monterey and First Chicago Trust Company of New York, as rights agent (the "Monterey Rights Agent") inapplicable to the Merger Agreement and the transactions contemplated thereby. See "Comparison of Stockholder Rights--Comparison of Current Monterey Stockholder Rights and Rights of Texaco Stockholders Following the Merger--Monterey Rights Plan" below.

               The representations and warranties in the Merger Agreement do not survive the Effective Time.

Conditions to the Merger

               Conditions to Each Party's Obligations to Effect the Merger. The obligations of Texaco, Monterey and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

             (i) receipt of the approval of Monterey stockholders;


            (ii) the applicable waiting period under the HSR Act having expired or been terminated;


           (iii) no applicable law or regulation, judgment, injunction, order or decree prohibiting or enjoining the consummation of the Merger;


            (iv) the registration statement of which this Proxy
       Statement/Prospectus is a part having become effective under the 1933 Act and not being subject to any stop order or related proceedings by the SEC; and


             (v) the shares of Texaco Common Stock to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance.


               Conditions to the Obligations of Texaco and Merger Subsidiary. The obligations of Texaco and Merger Subsidiary to effect the Merger are further subject to the satisfaction of the following conditions:

             (i) the performance in all material respects by Monterey of its obligations under the Merger Agreement at or prior to the Effective Time;


            (ii) the representations and warranties of Monterey contained in the Merger Agreement being true in all material respects at and as of the Effective Time as if made at and as of such time;


           (iii) Texaco having received the legal opinion of Davis Polk & Wardwell to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code; and


            (iv) Monterey having received an opinion of Andrews & Kurth to the effect that neither the entering into of the Merger Agreement by Monterey nor the consummation of the Merger will affect the tax-free status of the Spin Off.


               Conditions to the Obligations of Monterey. The obligation of Monterey to effect the Merger is further subject to the satisfaction of the following conditions:

             (i) the performance in all material respects by Texaco and Merger Subsidiary of their obligations under the Merger Agreement at or prior to the Effective Time;


            (ii) the representations and warranties of Texaco contained in the Merger Agreement being true in all material respects at and as of the Effective Time as if made at and as of such time; and


           (iii) Monterey having received the legal opinion of Andrews & Kurth to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code.


Termination of the Merger Agreement

               Right to Terminate. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

             (i) by mutual written consent of Monterey and Texaco;


            (ii) by either Monterey or Texaco: (a) if the Merger has not been consummated by March 31, 1998 (but neither Monterey nor Texaco may terminate if that party's breach is the reason that the Merger has not been consummated); (b) if the stockholders of Monterey fail to approve and adopt the Merger Agreement at the Special Meeting (or any adjournment thereof); or (c) any law or regulation makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Monterey, Texaco or Merger Subsidiary from consummating the Merger is entered and such judgment, injunction, order or decree has become final and non-appealable; or


           (iii) by Texaco: if (a) the Monterey Board has withdrawn or modified in a manner adverse to Texaco its approval or recommendation of the Merger; or (b) Monterey violates its obligation set forth above under "--Certain Covenants--No Solicitation by Monterey," does not call the Special Meeting or does not use its reasonable best efforts to prepare, have cleared and mail the proxy materials for the Special Meeting. See "--Certain Covenants--Special Meeting; Proxy Material" and "--Certain Covenants--No Solicitation by Monterey" on page 25 for discussion of these covenants.


               If the Merger Agreement is validly terminated, no provision thereof shall survive (except for the provisions relating to Texaco's standstill obligations, confidentiality, termination fees and expenses, governing law, jurisdiction and waiver of a jury trial) and such termination shall be without any liability on the part of any party, unless such party is in willful or grossly negligent breach of any provision of the Merger Agreement. The confidentiality agreement entered into between Monterey and Texaco on August 11, 1997 will continue in effect notwithstanding termination of the Merger Agreement.

               Termination Fee and Expenses Payable by Monterey. Monterey has agreed to pay Texaco $35 million if the Merger Agreement is terminated in the circumstances described in paragraph (ii) (b) under "--Right to Terminate" (but only if both an Acquisition Proposal with respect to Monterey is publicly announced prior to the stockholder vote and Monterey shall have entered into, or publicly announced its intention to enter into, an agreement with respect to any Acquisition Proposal prior to June 30, 1998) or in the circumstances described in paragraph (iii) under "--Right to Terminate."

Amendments; No Waivers

               Any provision of the Merger Agreement may be amended or waived prior to the Effective Time only if the amendment or waiver is in writing and signed, in the case of an amendment, by Monterey, Texaco and Merger Subsidiary, or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the approval of the Merger Agreement by the stockholders of Monterey, no amendment or waiver shall, without the further approval of the Monterey stockholders, reduce the amount or change the kind of consideration to be received in exchange for any shares of capital stock of Monterey.



                              SPECIAL MEETING

               This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies from the holders of Monterey Common Stock by the Monterey Board for use at the Special Meeting. This Proxy Statement/Prospectus and accompanying form of proxy are first being mailed to the stockholders of Monterey on or about October 1, 1997.

Time and Place; Purpose

               The Special Meeting will be held at 10:00 a.m., California time, on November 4, 1997 at The Doubletree Inn, 3100 Camino Del Rio Court, Bakersfield, California. At the Special Meeting (and any adjournment or postponement thereof), the stockholders of Monterey will be asked to consider and vote upon the approval and adoption of the Merger Agreement and the Merger and such other matters as may properly come before the Special Meeting.

               Monterey stockholder approval and adoption of the Merger and the Merger Agreement is required by the DGCL.

               The Monterey Board has unanimously approved the terms of the Merger Agreement and the consummation of the Merger contemplated thereby, unanimously believes that the terms of the Merger and the Merger Agreement are fair to, and in the best interests of, Monterey and its stockholders, and unanimously recommends that holders of Monterey Common Stock vote "for" approval and adoption of the Merger and the Merger Agreement.

               One or more representatives of Price Waterhouse LLP are expected to be present at the Special Meeting to answer appropriate questions of stockholders of Monterey and to make a statement if so desired.

Record Date; Voting Rights and Proxies

               Only holders of record of Monterey Common Stock at the close of business on September 26, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 54,791,751 shares of Monterey Common Stock outstanding, each of which entitled the holder thereof to one vote. There were approximately 33,700 holders of record on the Record Date.

               All shares of Monterey Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares of Monterey Common stock will be voted "for" approval and adoption of the Merger and the Merger Agreement. Monterey does not know of any matters other than the approval of the Merger and the Merger Agreement that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of revocation to Monterey by signing and returning a later dated proxy, or by voting in person at the Special Meeting. Votes cast by proxy or in person at the Special Meeting will be tabulated by the inspector of election appointed for the meeting.

Solicitation of Proxies

               Proxies are being solicited by and on behalf of the Monterey Board. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Monterey in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses incurred in connection with such solicitation. Arrangements have also been made with brokerage firms, banks, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to owners of Monterey Common Stock held of record by such persons and in connection therewith such firms will be reimbursed for reasonable expenses incurred in forwarding such materials. Monterey has retained Morrow & Co. to assist in the solicitation of proxies from its stockholders. The total fees and expenses of Morrow & Co. are estimated to aggregate $17,000 and will be paid by Monterey.

               Monterey stockholders should not send any certificates representing Monterey Common Stock with their proxy cards. Following the Effective Time, Monterey stockholders will receive instructions for the surrender and exchange of such stock certificates.

Quorum

               The presence in person or by properly executed proxy of a majority of the issued and outstanding shares of Monterey Stock entitled to vote is necessary to constitute a quorum at the Special Meeting.

Required Vote, Failure to Vote and Broker Non-Votes

               Approval and adoption of the Merger and the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Monterey Common Stock. On August 31, 1997, Monterey directors, executive officers, and their affiliates owned and were entitled to vote 5,183,539 shares of Monterey Common Stock, or approximately 9.5% of the shares of Monterey Common Stock outstanding on that date.

               Any failure to vote will have the effect of a vote against the Merger and the Merger Agreement.

               Under NYSE rules, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. However, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters such as the Merger and the Merger Agreement and, thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the Merger and the Merger Agreement. These "broker non-votes" will therefore have the effect of a vote against the Merger and the Merger Agreement.



                           BUSINESS OF MONTEREY

               As used herein, the following terms have the specific meanings set out: "Bbl" means barrel, "MBbl" means thousand barrels, "MMBbl" means million barrels, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "BOE" means barrel of oil equivalent, "MBOE" means thousand barrels of oil equivalent, and "MMBOE" means million barrels of oil equivalent. Natural gas volumes are converted to barrels of oil equivalent using the ratio of 6.0 Mcf of natural gas to 1.0 barrel of crude oil. Unless otherwise indicated, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit. "Improved recovery," "enhanced oil recovery" and "EOR" include all methods of supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, and include waterfloods, thermal techniques (including cyclic steam, steam flood and in situ combustion operations) and CO(2) (carbon dioxide) injection.
"Heavy oil" or "heavy crude" is low gravity, high viscosity crude oil.
"Working interest" means an operating interest which gives the owner the right to drill, produce and conduct operating activities on a property and to a share of production and requires the owner to bear a proportionate share of related expenses. "Net revenue interest" means the percentage of production to which the owner of a working interest is entitled. "Net acres" and "net wells" refer to the sum of the fractional working interests owned in gross acres and gross wells, respectively. Unless otherwise indicated, references to "reserves" mean net proved reserves and references to "wells" mean gross wells.

General

               Monterey is an independent oil and gas company engaged in the production, development and acquisition of oil and natural gas, principally in the State of California. Monterey's principal executive offices are located at 5201 Truxtun Avenue, Bakersfield, California, 93309. Monterey was formed in 1996 to own the properties and conduct the business of the Western Division of Santa Fe (the "Western Division"). In November 1996, Monterey completed an initial public offering of 17.8% of the outstanding Monterey Common Stock. Until July 25, 1997, Santa Fe owned 82.8% of the outstanding Monterey Common Stock.

               The discussions and financial information included herein with respect to the years ended December 31, 1995 and prior relate to the operations of the Western Division. The discussion with respect to the year ended December 31, 1996 relate to the operations of the Western Division for January through October and the operation of Monterey for November and December.

               At December 31, 1996 Monterey reported net proved reserves of approximately 218 MMBOE with a pre-tax net present value, discounted at 10%, of approximately $1.05 billion ($680.7 million after tax), according to estimates prepared by Ryder Scott Company, independent petroleum engineers ("Ryder Scott"). In 1996, Monterey's operations generated total revenues of approximately $292.9 million and net income of approximately $50.3 million. During the year ended December 31, 1996, Monterey's average production was approximately 47.4 MBOE per day, resulting in a reserve-to-production ratio of
12.6 years.

               In July, 1997 Monterey acquired McFarland Energy, Inc. ("McFarland"), an oil and gas exploration and production company whose principal producing properties are located in the Midway-Sunset field adjacent to properties owned by Monterey. Monterey paid $18.55 per share in cash for each of the 5.7 million outstanding common shares of McFarland or a total of approximately $106 million. At December 31, 1996, McFarland reported proved reserves of 13.7 MMBbls of oil and condensate and 19.8 Bcf of natural gas (17.0 MMBOE oil equivalent) with a pre-tax net present value, discounted at 10% of approximately $115.0 million ($90.0 million after tax), according to estimates prepared by McFarland. During the year ended December 31, 1996, McFarland's average production was approximately 4.6 MBOE per day.

               Monterey owns and operates properties in four major oil producing fields located in the San Joaquin Valley of California: Midway-Sunset, Kern River, South Belridge and Coalinga. These fields include the Midway-Sunset, Kern River and South Belridge fields, which are the three largest producing oil fields in the lower 48 states. The Midway-Sunset field accounted for approximately 75% of Monterey's total proved reserves at December 31, 1996 and 74% of its average daily production for 1996. An additional 18% of Monterey's total proved reserves as of December 31, 1996, and 21% of its average daily production for 1996 were attributable to the Kern River, South Belridge and Coalinga fields. Monterey initiated production from the San Joaquin Valley fields in 1905 and nearly all of the reserves in these fields have been characterized by low gravity and high viscosity or "heavy" oil, the production of which depends primarily on thermally enhanced recovery techniques. Monterey holds an interest in approximately 16,000 gross acres in these fields with an average working interest in these properties of approximately 99%.

Reserves

               The table set forth below demonstrates the growth in Monterey's proved reserve base, as estimated by Ryder Scott. The information set forth below with respect to such estimates constitutes a fair and accurate summary of the report of Ryder Scott.

                                                    Increases                             (Decreases)
                                             -------------------------     ------------------------------------------
                                                                                               Net
                                                                           Extensions,     Purchases
                                 Balance at   Revision of                  Discoveries    (Sales) of                      Balance at
                                 Beginning     Previous       Improved         and        Minerals in                       End of
                                 of  Period    Estimates      Recovery      Additions        Place        Production        Period
                                 ----------   -----------     --------     -----------    -----------     ----------      ----------
Proved Reserves at December
 31, 1994:
Oil and Condensate (MMBbls)..      183.6           9.9           12.6           --             0.2          (15.1)          191.2
Gas (Bcf)....................       11.8           2.9           --             --             0.1           (1.4)           13.4
Oil Equivalent (MMBOE).......      185.6          10.4           12.6           --             0.2          (15.3)          193.5
 Proved Reserves at December
 31, 1995:
Oil and Condensate (MMBbls)..      191.2           9.7           13.7           --             0.1          (15.2)          199.5
Gas (Bcf)....................       13.4           0.9           --             --            --             (1.9)           12.4
Oil Equivalent (MMBOE).......      193.5           9.8           13.7           --             0.1          (15.5)          201.6
Proved Reserves at December
 31, 1996:
Oil and Condensate (MMBbls)..      199.5          12.0           14.4           --             7.6          (17.1)          216.4
Gas (Bcf)....................       12.4           1.1           --             --            --             (1.3)           12.2
Oil Equivalent (MMBOE).......      201.6          12.1           14.4           --             7.6          (17.3)          218.4(1)


                                                                                                          December 31,
                                                                                              ------------------------------------
                                                                                               1994           1995           1996
                                                                                              ------         ------         ------
Proved Developed Reserves (MMBOE).......................................................      141.8          158.6          172.6


(1) At December 31, 1996 McFarland reported proven reserves of 13.7 MMBbls of oil and condensate and 19.8 Bcf of natural gas (17.0 MMBOE oil equivalent).
    Such amounts are not included in this table.


               Heavy oil properties characteristically contain large amounts of original oil in place which is usually recovered through the application of a series of recovery processes over a long period of time. The determination of ultimate recoverability from heavy oil properties can be relatively difficult to predict. In addition to the proved reserves reflected in the foregoing table, Ryder Scott has identified unrisked probable and possible reserves totalling 152 MMBOE and 155 MMBOE, respectively, at December 31, 1996 which are currently too uncertain of recovery to be categorized as proven. Most of such reserves are of the undeveloped category and will, if they become recoverable, require significant additional development expenditures to be produced. Over and above Ryder Scott's estimates Monterey has also identified approximately 340 MMBOE of reserves on existing properties that could potentially be recovered if higher ultimate recovery factors can be achieved by improved technology. Reserve estimates that cannot be categorized as proven are highly speculative.

                In 1996 Monterey began to implement its plan to accelerate growth in both production and reserves by increasing its investment in development opportunities on its existing properties and tactical acquisitions in 1996 to $52.2 million, an increase of $17.3 million above the $34.9 million per year average of the previous four years. The 1996 investment program added
34.2 MMBOE of proved reserves at a cost of $1.53 per BOE. Reserve additions were 197% of Monterey's 1996 production of 17.3 MMBOE. During the five years ended December 31, 1996, Monterey spent a total of $172.9 million (an average of $34.6 million per year) on development activities on its properties. Cumulative production from Monterey's properties during the same five-year period exceeded 79.8 MMBOE while additions to proved reserves exceeded 111.4 MMBOE (yielding 31.6 MMBOE net additions after production).

               Based on reservoir engineering studies prepared by Ryder Scott, Monterey believes that it can continue to make significant additions to proved reserves on its properties through additional EOR and development projects, and Monterey has developed a large inventory of such projects from which it expects to make such additions. Monterey anticipates spending approximately
$75 million during 1997 on additional development projects on its properties. Because the actual amounts expended in the future and the results therefrom will be influenced by numerous factors, including many beyond Monterey's control, and due to the inherent uncertainty to reservoir engineering studies, no assurances can be given as to the amounts that will be expended or, if expended, that the results therefrom will be consistent with Monterey's prior experience or expectations.

               During 1996 Santa Fe filed Energy Information Administration Form 23 which reported natural gas and oil reserves for the year ended December 31, 1995. The reserve estimates reported on Form 23 are not comparable with the reserve estimates reported herein because Form 23 requires that reserves be reported on a gross operated basis rather than on a net interest basis. On an equivalent barrel basis, the reserve estimates for the year 1995 contained in such report and those reported herein for the year ended December 31, 1995 do not differ by more than five percent.

Strategy

               Monterey's strategy is to efficiently and consistently increase its production rates and proved reserves while maximizing total return to stockholders. Monterey intends to achieve its objectives by developing its existing fields through the deployment of advanced production techniques, by pursuing reserve acquisition opportunities which are consistent with its geographic and operational strengths, and by maintaining a dividend policy that will provide a significant current return to stockholders. Key elements of Monterey's production and reserve growth strategy include:

               Aggressive Exploitation of its Large Development Inventory. During 1996 Monterey completed 317 well operations (which include development and injection wells, workovers, and recompletions) on relatively low risk development and infill drilling opportunities at a cost of $48.7 million, adding 26.6 MMBOE at a finding and development cost of $1.83 per BOE. This activity level compares with an average of 222 well operations per year over the previous four years. Monterey expects to complete more than 480 well operations in 1997 with budgeted capital expenditures of approximately $75 million. Monterey believes that its sizable project inventory will allow it to continue to increase its production and reserves over the next several years.

               Increased Horizontal Drilling. In order to increase production and ultimate reserve recovery on its existing properties, Monterey began utilizing horizontal drilling in 1995 and expanded its use in 1996. As of December 31, 1996 Monterey had a total of eight horizontal wells on production, including seven wells that were drilled in 1996. These wells, which are all in the Midway-Sunset field and incorporate several methods of steam assisted gravity drainage, are currently producing at rates ranging from 20 to 200 Bbls per day per well (an average of 70 Bbls per day per well as of July 1, 1997) compared to a range of 5 to 25 Bbls per day for the typical vertical wells. Performance of both vertical and horizontal wells are directly related to the temperature of the formation in the immediate wellbore area with the higher performance being exhibited by the wells that are hotter due to steam input to the formation. Monterey expects to complete 43 additional horizontal wells by the end of 1997 at an expected capital cost of approximately $18 million, although the actual number of horizontal wells drilled could be increased or decreased based upon the results realized from the horizontal wells completed. Monterey believes that this technology represents a significant opportunity for more cost effective development, increased reserves and increased production and total recovery rates from its properties.

               Low Cost Producer. Monterey believes that its finding costs and producing costs are among the lowest for heavy crude producers in the United States. Due to the reservoir characteristics of Monterey's producing properties and the extensive development activities conducted to date thereon, such properties are well suited to low cost development and exploitation drilling. For example, Monterey's average finding cost for the three years ended December 31, 1996 was $1.58 per BOE. In addition, continuing cost control efforts have contributed to the reduction of its non-fuel production and operating costs from $3.56 per BOE in 1995 to $3.53 per BOE in 1996. This reduction continues a long-term trend in which Monterey has reduced non-fuel production and operating expenses about 20% since 1992. The 1996 fuel costs were $2.69 per BOE, up from $1.98 per BOE in 1995, largely due to higher natural gas prices. Monterey plans to continue to pursue operational efficiencies, including facilities upgrades and process consolidations with adjoining producers, to further reduce both finding and producing costs.

               Application of Advanced Technologies. Monterey will continue to utilize its growing technology base, including increasing use of 3-D seismic surveys, waterfloods, thermal EOR techniques including applications to substantial deposits of heavy oil in Diatomite formations on its Midway-Sunset properties, new fracturing techniques and reservoir modeling. Monterey believes that 3-D seismic techniques may identify significant additional reserves. As part of a joint venture with Chevron U.S.A., Inc., Monterey completed 3-D seismic data acquisition and processing in mid-1997 on a large acreage block that includes a portion of its Midway-Sunset properties. Monterey has extensive experience with EOR techniques which it has improved over time and has conducted various types of steam and in situ combustion operations on its properties since the 1960s. Monterey is currently focusing on efficient reservoir heat management techniques, which are intended to optimize recoveries and minimize fuel costs. Technologies as diverse as down-hole steam generation and microbial production enhancement are part of the Monterey's ongoing pursuit of better technology. Monterey believes that its expertise in utilizing advanced technologies will allow it to identify and recover additional reserves in its existing properties.

Development Activities

               Monterey is engaged in development activities primarily through the application of thermal EOR techniques on its heavy oil properties in the San Joaquin Valley. Thermal EOR operations involve the injection of steam into a reservoir to raise the temperature and reduce the viscosity of heavy oil, facilitating the flow of the oil into producing wellbores. Monterey has conducted thermal EOR projects in the San Joaquin Valley since the mid-1960s and employs two principal techniques: cyclic steam stimulation, which involves the injection of steam through a wellbore for a period of days or weeks after which the same wellbore is used to produce oil, typically for a period of weeks or months; and steam flooding, a process by which steam is injected into the center of a well pattern and oil is produced from surrounding producing wells. In addition, Monterey has begun to utilize horizontal drilling in conjunction with the steam projects already deployed. Based on results of the horizontal wells drilled to date Monterey believes that horizontal wells can achieve production rates up to 10 times greater than the typical vertical well and drain portions of reservoirs that cannot be economically drained by vertical wells. Monterey also employs a third technique, referred to as in situ combustion, in which air is injected into a dedicated wellbore, a combustion zone is established within a reservoir to heat the oil and reduce its viscosity and oil is produced from surrounding wellbores. In addition to these thermal techniques, Monterey has extensive experience in the use of waterfloods, which involves the injection of water into a reservoir to drive hydrocarbons into producing wellbores.

               In 1996 Monterey spent $48.7 million in development work including the drilling of vertical infill and step-out wells and seven horizontal wells, the addition of 39 steamflood patterns and the expansion of key facilities to serve increased production and steam volumes. The majority of the 1996 development activity was focused at Midway-Sunset and Kern River and resulted in a combined net oil production increase from December 31, 1995 to December 31, 1996 of 4.3 MBbls per day. Development work was also done in 1996 in the Coalinga, South Belridge.

Significant Producing Properties

               Monterey's production and reserves are concentrated in four giant fields (a giant field is a field with ultimate producible reserves in excess of 100 MMBOE) in California's San Joaquin Valley. These fields, Midway-Sunset, Kern River, South Belridge and Coalinga, account for 95% of Monterey's net production and 93% of Monterey's proved reserves. Monterey's properties in these fields are generally highly concentrated and equipped with an efficient centralized infrastructure.

               Midway-Sunset. Monterey owns and operates a 100% working interest (96% average net revenue interest) in over 13,000 gross acres and 2,300 producing wells in the Midway-Sunset field. The Midway-Sunset field is the largest producing oil field in the lower 48 states and Monterey is currently the second largest producer in the field and has operated there continuously since 1905. Substantially all of the oil produced from the Midway-Sunset field is heavy crude oil located in the Pleistocene, Pliocene and Miocene reservoirs at depths of less than 2,000 feet. Producing formations include (in order of increasing depth) the Tulare and Etchegoin formations as well as the Potter, Spellacy and Diatomite horizons of the Monterey formation.

               During 1996, Monterey's properties at Midway-Sunset produced at record levels averaging 35.1 MBbls per day for the year, an increase of 2.5 MBbls per day over the average for 1995, and accounted for 74% of Monterey's 1996 crude production. Total December 31, 1996 proved reserves for Monterey's Midway-Sunset properties were approximately 164.5 MMBOE, representing approximately 75% of Monterey's total proved reserves. Monterey's investment in development drilling, cyclic steam injection, steamflood, in situ combustion and horizontal drilling in Midway-Sunset was approximately $35 million in 1996 compared to an average of $23 million per year over the previous four years and production has increased from approximately 29.5 MBbls per day in 1992 to over 35.8 MBbls per day in December 1996.

               Despite record levels of production, Monterey believes, based on reservoir engineering studies prepared by Ryder Scott, that it can continue to make significant additions to its proved reserves in this field through additional EOR and development projects. While most of Monterey's EOR efforts in this field have concentrated on the Potter horizon, Monterey believes that these techniques may generate similar production and reserve additions in each of the Spellacy, Tulare and Diatomite horizons. Monterey has identified in excess of 1,300 well operations that could be undertaken in the field and anticipates completing 336 of these operations (including 40 horizontal wells) in 1997 at an estimated capital cost of $61.0 million.

               The McFarland acquisition added 175 wells and 130 acres in the Midway-Sunset field, increasing Monterey's net production by approximately 3,000 barrels per day and adding several horizontal and vertical development locations.

               Kern River. Monterey owns and operates a 100% working interest (91% average net revenue interest) in four properties in the Kern River field. The Kern River field is the second largest producing oil field in the lower 48 states and Monterey has operated there continuously since 1905. Most of the oil produced from the Kern River field is heavy crude oil produced from Plio-Pleistocene reservoirs at depths of less than 1,000 feet. During 1996, the Kern River field accounted for approximately 11% of Monterey's total crude production. As of December 31, 1996, Monterey's total proved reserves in the Kern River field were approximately 19.1 MMBOE, or approximately 9% of its total proved reserves.

               Monterey's production from the Kern River field has increased from approximately 2 MBbls per day in 1990 to approximately 5 MBbls per day in 1996. Capital expenditures over the same period of time have increased from $2.0 million in 1991 to $6.0 million in 1996.

               As with the Midway-Sunset field, management believes, based on engineering studies prepared by Ryder Scott, that Monterey can continue to make significant additions to its proved reserves in the Kern River field through additional thermal development projects. Monterey has identified 94 well operations (including 4 horizontal wells) that could be undertaken in the field and anticipates completing 43 of these operations in 1997 at an estimated capital cost of $3.0 million.

               South Belridge. Monterey has a 46% average working interest (40% average net revenue interest) in its properties in the South Belridge field, which is located 15 miles north of the Midway-Sunset field. Monterey acquired interests in the South Belridge field in 1987 and expanded its holdings in 1991. The South Belridge field is the third highest producing oil field in the lower 48 states. The field produces both heavy and light crude from Tulare, Etchegoin and Diatomite formations equivalent to those found in the Midway-Sunset field, generally at depths of less than 2,000 feet. During 1996, the South Belridge field accounted for approximately 5% of Monterey's total crude production. As of December 31, 1996, Monterey's total proved reserves in the South Belridge field were approximately 13.8 MMBOE, or approximately 6% of its total proved reserves.

               Monterey has identified 106 additional drilling and remediation projects (including one horizontal well) in the South Belridge field and anticipates completing 56 of the projects by the end of 1997 at an estimated cost of approximately $4.0 million.

               Coalinga. Monterey has a 100% average working interest (84% average net revenue interest) in its properties in the Coalinga field which is located 55 miles southwest of Fresno, California. During 1996, the Coalinga field accounted for approximately 5% of Monterey's crude production. As of December 31, 1996, Monterey's total proved reserves in the Coalinga field were approximately 5.6 MMBOE, or approximately 3% of its total proved reserves.

               Monterey acquired its interest in the Coalinga field in 1977. Monterey has identified 167 additional drilling and remediation projects (including two horizontal wells) in the Coalinga field and anticipates completing 47 of the projects by the end of 1997 at an estimated cost of approximately $5.0 million.

               LA Basin. Monterey has an average 30% working interest (24% aggregate net revenue interest) in four producing properties in Los Angeles and Orange Counties and the Federal Outer Continental Shelf in southern California (the "LA Basin"). During 1996, Monterey's LA Basin properties accounted for approximately 5% of Monterey's total crude production. As of December 31, 1996, Monterey's total proved reserves in the LA Basin were approximately 14.7 MMBOE, or approximately 7% of its total proved reserves.

               The McFarland acquisition added approximately 475 barrels per day of net oil production from several fields in the LA Basin and the Barham Ranch Field on the central California coast. In August 1997, Monterey acquired the remaining working interest at Barham Ranch not owned by McFarland for approximately $5.0 million, resulting in the addition of approximately 220 barrels per day of net oil production.

               Development, Exploration and Acquisition Activities. The following table shows Monterey's total oil and gas development, exploration and acquisition expenditures (including capitalized interest and allocated exploratory support costs), whether capitalized or charged to expense, since the beginning of 1992 through December 31, 1996.

                                          Year Ended December 31,
                             --------------------------------------------------
                               1992        1993      1994      1995      1996
                             -------      ------    ------   -------    -------
                                             (in millions)
Development costs(1).         $17.0       $38.4     $22.7     $47.7     $47.1
Exploration costs....           2.8         1.7       1.4       2.6       1.6
Acquisition costs:
 Unproved leasehold..            --          --        --       0.1       0.1
 Proved properties...           0.1         3.6        --       1.3       3.4
                              -----       -----     -----     -----     -----
   Total...........           $19.9       $43.7     $24.1     $51.7     $52.2
                              =====       =====     =====     =====     =====

(1) Development expenditures include costs of EOR projects, infill drilling and primary development drilling of offset wells.


               Monterey continually evaluates acquisitions of producing and non-producing oil and gas properties that would add to its reserve base and present additional development opportunities at attractive prices. From 1994 through 1996, Monterey spent approximately $4.7 million to purchase an estimated 7.9 MMBOE of proved oil and gas reserves in California. Although Monterey may pursue opportunities in other areas, Monterey plans to focus primarily on areas contiguous with, or in close proximity to, its existing operations. Future acquisitions will depend upon, among other things, the availability of opportunities to purchase reserves that would complement Monterey's existing properties and that would meet or exceed Monterey's economic criteria with respect to, among other things, cost of reserve additions, the availability of funding on acceptable terms and other projects to which Monterey may be committed that would compete with the personal or capital resources required to be dedicated to a particular acquisition opportunity.

               Drilling Activities. The table below sets forth, for the periods indicated, the number of wells drilled in which Monterey had an economic interest.

                                               Year Ended December 31,
                             -------------------------------------------------------------
                                   1994                  1995                  1996
                             -------------------  ------------------   -------------------
                              Gross         Net    Gross        Net     Gross         Net
                             -------      ------  -------      -----   -------      ------
Development wells:
 Completed..............         78         70.2     224        209.2     224        215.2
 Dry holes..............          1          1.0      --         --         3          3.0
                               ----         ----    ----       ------    ----       ------
   Total................         79         71.2     224        209.2     227        218.2
Exploration wells:
 Dry holes..............         --         --         3          3.0       1          0.4
                               ----         ----    ----       ------    ----       ------
   Total................         79         71.2     227        212.2     228        218.6
                               ====         ====    ====       ======    ====       ======


               Producing Wells. The following table sets forth Monterey's ownership in producing wells at December 31, 1996:

                                Gross         Net
                               -------      -------
Oil........................      5,639      5,102.7
Natural Gas................          2          0.2
                                 -----      -------
   Total...................      5,641      5,102.9
                                 =====      =======



               Acreage. The following table summarizes Monterey's developed and undeveloped fee and leasehold acreage at December 31, 1996. Excluded from such information is acreage in which Monterey's interest is limited to royalty, overriding royalty and other similar interests.

                              Developed             Undeveloped            Total
                         -------------------    -----------------   ------------------
Field                      Gross       Net       Gross      Net       Gross       Net
                         --------    -------    -------   -------   ---------   ------
Midway-Sunset........      12,795     12,787        320       320     13,115    13,107
Kern River...........         755        755         --        --        755       755
South Belridge.......         919        710         --        --        919       710
Coalinga.............       1,474      1,474         --        --      1,474     1,474
LA Basin.............       1,244      1,241        229       229      1,473     1,470
Other................      19,809      4,603      6,053     6,053     25,862    10,656
                         --------    -------    -------   -------   --------    ------
   Total.............      36,996     21,570      6,602     6,602     43,598    28,172
                         ========    =======    =======   =======   ========    ======




               Current Markets for Oil and Gas. Monterey's profitability is determined in large part by the difference between the prices received for the oil and natural gas that it produces and the costs of finding, developing and producing such reserves. Even relatively modest changes in oil and natural gas prices may significantly change Monterey's revenues, results of operations, cash flows and proved reserves. Based on operating results for the first half of 1997, Monterey estimates that on an annualized basis a $1.00 per barrel increase (or decrease) in its average crude oil sales price would result in an $18.2 million increase (or decrease) in income from operations and an $11.0 million increase (or decrease) in cash flow from operating activities. Because Monterey is a relatively small producer of natural gas, it consumes more gas in its EOR operations than it produces. As a result, an increase in natural gas prices adversely affects Monterey's results of operations. Based on operating results for the first half of 1997, Monterey estimates that on an annualized basis a $0.10 per Mcf increase (or decrease) in the average domestic natural gas sales price would result in a $1.8 million decrease (or increase) in income from operations and a $1.0 million decrease (or increase) in cash flow from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as the effect of depreciation and depletion that would result from a change in oil and natural gas prices.

               The market for heavy crude oil produced in California differs substantially from the remainder of the domestic crude oil market, due principally to the transportation and refining requirements associated with heavy crude. Although the prices realized for heavy crude oil are generally lower than those realized from the sale of light crude oil, several economic trends have favorably affected the market for Monterey's production in recent years. In addition to the current favorable economic trends in California heavy crude prices, Monterey has facilities in place that it believes will allow it to adapt to changes in pricing trends to a greater extent than many of its competitors. For example, Monterey owns and operates a large gathering, blending and transportation system on its properties in the San Joaquin Valley. At this terminal up to 30 MBbls of heavy oil per day can be mixed or blended with lighter grades, a capability which enables Monterey to upgrade the majority of its heavy oil into a lighter crude which can be sold at a higher price. The terminal also directly connects Monterey's production with five major pipelines serving refineries throughout California and gives Monterey the ability to meet the product specifications of multiple pipelines and inter- and intra-state markets.

               Monterey has been allocated its share of Santa Fe's hedged oil and natural gas production. Monterey does not presently hedge any of its production but may do so in the future. See "Monterey Management's Discussion and Analysis of Financial Condition and Results of Operations--General" for a discussion of Monterey's hedging activities.

               Customers. During 1996, affiliates of Shell Oil Company and Celeron Corporation accounted for approximately 35% and 22%, respectively, of Monterey's crude oil and liquids sales (which with respect to certain properties includes royalty and working interest owners' shares of production). Monterey has sales contracts with several customers, including Shell and Celeron, which generally provide for sales of Monterey's crude oil and liquids at market responsive prices and are cancelable by either party thereto upon short notice (generally 60 days or less). Because Monterey's markets are characterized by a number of potential customers who are willing to purchase Monterey's crude oil and liquids at market responsive prices, Monterey does not believe that the loss or cancellation of its contracts with Shell or Celeron would have material adverse effect on its financial condition or results of operations. No other individual customer accounted for more than 10% of Monterey's crude oil and liquids revenues during 1996. Substantially all of Monterey's oil production is currently sold at market prices that approximate posted field prices. Availability of a ready market for Monterey's oil production depends on numerous factors, including the level of customer demand, the level of worldwide oil production, the cost and availability of alternative fuels, the availability of refining capacity, the cost of and proximity of pipelines and other transportation facilities, regulation by state and federal authorities and the cost of complying with applicable environmental regulations.

Other Business Matters

Competition. Monterey faces competition in all aspects of its business, including, but not limited to, acquiring reserves, leases and licenses; obtaining goods, services and labor needed to conduct its operations and manage Monterey; and marketing its oil and gas. Monterey's competitors include multinational energy companies, other independent producers, oil and gas syndication programs and individual producers and operators. Many competitors have greater financial and other resources than Monterey and ready access to more favorable markets for their production. Monterey believes that the well-defined nature of the reservoirs in its long-lived oil fields, its expertise in EOR methods, its extensive fee and leasehold acreage position, its regional focus, its active development position and its experienced management may give it a competitive advantage over some other producers, and management believes that Monterey effectively competes in its markets. Availability of a ready market for Monterey's oil and gas production depends on numerous factors, including the level of consumer demand, the extent of worldwide oil production, the cost and availability of alternative fuels, the cost of and proximity of pipelines and other transportation facilities, regulation by state and federal authorities and the cost of complying with applicable environmental regulations.

               Environmental Regulation--General. Monterey's operations are subject to Federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Environmental laws and regulations carry substantial penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from Monterey's operations. State laws often require some form of remedial action to prevent pollution from former operations, such as pit closure and plugging abandoned wells.

               These laws and regulations increase Monterey's cost of doing business and consequently affect its profitability. Monterey anticipates that it will expend significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements in order to comply with stricter industry and regulatory environmental and health and safety standards such as those described below. Monterey estimates that capital expenditures necessary for foreseeable environmental control facilities are within normal provisions for maintenance capital expenditures. Although Monterey believes that its operations and facilities are in compliance in all material respects with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations and there can be no assurance that significant cost and liabilities will not be incurred in the future.

               Other developments, such as increasingly strict environmental laws and regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from Monterey's operations, could result in substantial costs and liabilities in the future. Currently, Monterey does not believe that such costs will have a material adverse effect on its financial condition or results of operations.

               Solid and Hazardous Waste. Monterey currently owns or leases numerous properties that have been used for production of oil and gas for many years. Although Monterey has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or wastes may have been disposed or released on or under these properties. Monterey could be required to remove or remediate previously disposed wastes and any related contamination or to perform remedial plugging operations to prevent future contamination.

               Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substance found at a site. CERCLA also authorizes the Environmental Protection Agency (the "EPA") and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its operations, Monterey has generated and will generate wastes that may fall within CERCLA's definition of "hazardous substances." Monterey may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been disposed. Certain properties owned or used by Monterey or its predecessors have been investigated under state and Federal Superfund statutes, and Monterey has been and could be named a potentially responsible party ("PRP") for the cleanup of some of these sites.

               Monterey has been identified as one of over 250 PRPs at a Superfund site in Los Angeles County, California (the "OII Site"). The OII Site was operated by a third party as a waste disposal facility from 1948 until 1983. The EPA is requiring the PRPs to undertake remediation of the OII Site in several phases, which include site monitoring and leachate control, gas control and final remediation. In 1988 the EPA and a group of PRPs that includes Monterey entered into a consent decree covering the site monitoring and leachate control phases of remediation. Monterey was a member of the group Coalition Undertaking Remediation Efforts ("CURE") that was responsible for constructing and operating the leachate treatment plant. This phase is now complete and Monterey's share of costs with respect to this phase was $0.9 million. Another consent decree provides for the predesign, design and construction of a landfill gas treatment system to harness and market methane gas emissions. Monterey is a member of another group, "New CURE", that is responsible for the gas treatment system construction and operation and landfill cover. Currently, New CURE is in the design stage of the gas treatment system. Monterey's share of costs of this phase is expected to be $1.6 million and such costs have been provided for in Monterey's financial statements. Pursuant to consent decrees settling lawsuits against the municipalities and transporters involved with the OII site but not named by the EPA as PRPs, such parties are required to pay approximately $84 million, of which approximately $76 million will be credited against future expenses. The EPA and the PRPs are currently negotiating the final closure requirements. After taking into consideration the credits from the municipalities and transporters, Monterey estimates that its share of the final costs of the closure will be approximately $0.8 million, which amount has been provided for by Monterey. McFarland has been identified by the EPA as a PRP at the OII site. On July 23, 1997, McFarland paid $367,440 to settle its liability associated with the First Partial Consent Decree and a Unilateral Administrative Order issued to McFarland on March 7, 1997. McFarland's future liability at the site is estimated to be approximately $1.5 million. This liability has been provided for in McFarland's financial statements. Monterey has entered into a Joint Defense Agreement with the other PRPs to defend against a lawsuit filed in September 1994 by 95 homeowners alleging, among other things, nuisance, trespass, strict liability and infliction of emotional distress. A second lawsuit has been filed by 33 additional homeowners against Monterey and the other PRPs alleging similar damages and wrongful death. Monterey has entered into a Joint Defense Agreement with the other PRPs and is not able to estimate costs or potential liability.

               In 1994 Monterey received a request from the EPA for information pursuant to Section 104(e) of CERCLA and a letter ordering Monterey and seven other PRPs to negotiate with the EPA regarding implementation of a remedial plan for a site located in Santa Fe Springs, California (the "Santa Fe Springs Site"). Monterey owned the property on which the Santa Fe Springs Site is located from 1921 to 1932. During that time the property was leased to another company and in 1932 the property was sold to that company. During the time the other company leased or owned the property and for a period thereafter, hazardous wastes were allegedly disposed at the Santa Fe Springs Site. Monterey filed its response to the Section 104(c) order setting forth its position and defenses based on the fact that the other company was the lessee and operator of the site during the time Monterey was the owner of the property. However, Monterey has also given its Notice of Intent to comply with the EPA's order to prepare a remediation design plan. In March 1997 the EPA issued an Amended Order for Remedial Design to the original eight PRPs plus an additional thirteen PRPs. The Amended Order directs the twenty-one PRPs to complete certain work required under the original order, plus additional remedial design and investigative work. The total cost to complete this work and to complete the final remedy (including ongoing operations and maintenance) is currently estimated to be $5 million. Past costs incurred by the EPA for this site for which the EPA is seeking reimbursement totals approximately $6 million. Monterey has provided $250,000 in its financial statements for its share of future costs at the Santa Fe Springs Site.

               In 1995 Monterey and eleven other companies received notice that they have been identified as PRPs by the California Department of Toxic Substances Control (the "DTSC") as having generated and/or transported hazardous waste to the Environmental Protection Corporation ("EPC") Eastside Landfill during its fourteen-year operation from 1971 to 1985 (the "Eastside Site"). EPC has since liquidated all assets and placed the proceeds in trust (the "EPC Trust") for closure and post-closure activities. However, these monies may not be sufficient to close the site. The PRPs have entered into an agreement with the DTSC to characterize the contamination at the site and prepare a focused remedial investigation and feasibility study. The DTSC has agreed to implement reasonable measures to bring new PRPs into the agreement. The cost of the remedial investigation and feasibility study for the Eastside Site is estimated to be $1.0 million, the cost of which will be shared by the PRPs and the EPC Trust. The ultimate costs of subsequent phases will not be known until the remedial investigation and feasibility study is completed and a remediation plan is accepted by the DTSC. Monterey currently estimates final remediation could cost $2 million to $6 million and believes the monies in the EPC Trust will be sufficient to fund the lower end of this range of costs. The DTSC recently designated 27 new PRPs for the Eastside Site. Monterey has provided $80,000 in its financial statements for its share of costs related to this site.

               Monterey has agreed to indemnify and hold harmless Santa Fe from and against any costs incurred in the future relating to environmental liabilities of the Western Division assets (other than the assets retained by Santa Fe), including any costs or expenses incurred at any of the OII Site, the Santa Fe Springs Site and the Eastside Site, and any costs or liabilities that may arise in the future that are attributable to laws, rules or regulations in respect of any property or interest therein located in California and formerly owned or operated by the Western Division or its predecessors. Santa Fe has agreed to indemnify Monterey from and against any costs relating to environmental liabilities of any assets or operations of Santa Fe (whether or not currently owned or operated by Santa Fe) to the extent not attributable to the Western Division (other than the assets retained by Santa Fe).

               Air Emissions. The operations of Monterey are subject to Federal, state and local regulations for the control of emissions from sources of air pollution. Monterey's properties have been and may in the future be the subject of administrative enforcement actions for failure to comply with air regulations or permits. The administrative actions are generally resolved by payment of a monetary penalty and correction of any identified deficiencies. Alternatively, regulatory agencies may require Monterey to forego construction or operation of certain air emissions sources, although Monterey believes that in the latter cases it would have enough permitted or permitable capacity to continue its operations without a material adverse effect on any particular producing field.

               Other. Monterey is subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the Federal Superfund Amendment and Reauthorization Act and similar state statutes require Monterey to organize information about hazardous materials used or produced in its operations. Certain of this information must be provided to employees, Federal, state and local governmental authorities and local citizens.

               Monterey's facilities in California are also subject to California Proposition 65, which was adopted in 1986 to address discharges and releases of, or exposures to, toxic chemicals in the environment. Proposition 65 makes it illegal to knowingly discharge a listed chemical if the chemical will pass (or probably will pass) into any source of drinking water. It also prohibits companies from knowingly and intentionally exposing any individual to such chemicals through ingestion, inhalation or other exposure pathways without first giving a clear and reasonable warning.

               Employees. At August 31, 1997 Monterey had 350 employees, 188 of whom are covered by a collective bargaining agreement the current term of which expires on January 31, 1999. Monterey believes that its relations with its employees are satisfactory. Monterey's hourly employees are represented by the Oil, Chemical and Atomic Workers Union. For a description of the employment agreements between Monterey and certain of its key executive officers, see "Interests of Certain Persons in the Merger and Related Matters".

               Legal Proceedings. Monterey and other related companies are defendants in several lawsuits and named parties in certain governmental proceedings arising in the ordinary course of business. While the outcome of lawsuits or other proceedings against Monterey cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business, financial condition, liquidity or results of operations of Monterey. See "The Merger--Regulatory Matters; Certain Legal Matters" on page 19 and "Monterey Management's Discussion and Analysis of Financial Condition and Results of Operation--Other Matters" on page 52.






           MONTEREY SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

               The following table sets forth, for the periods indicated, selected financial and operating data for Monterey. The selected balance sheet data as of December 31, 1996 and 1995 and the selected statement of operations and cash flow data for each of the three years in the period ended December 31, 1996 is derived from the financial statements of Monterey. The selected balance sheet data as of December 31, 1994 and the selected statement of operations and cash flow data for the year ended December 31, 1993 is derived from the financial statements of the Western Division. The selected balance sheet data as of December 31, 1993 and 1992 and the selected statement of operations and cash flow data for the year ended December 31, 1992 is derived from the unaudited accounting records of the Western Division. The selected balance sheet data as of June 30, 1997 and the selected statement of operations and cash flow data for the six-month periods ended June 30, 1997 and 1996 is derived from the unaudited financial statements of Monterey and include, in the opinion of Monterey's management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. This selected financial and operating data should be read in conjunction with Monterey's financial statements and the notes thereto appearing elsewhere herein. This information should not be considered indicative of future operating results of Monterey. See also "Monterey Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                               Six Months
                                             Ended June 30,                         Year Ended December 31, (1)
                                          -----------------------  ---------------------------------------------------------------
                                            1997           1996       1996          1995         1994         1993          1992
                                          ---------      --------  ---------      --------     --------     --------      --------
                                                                               (in millions of dollars, except as noted)
Statement of Operations Data
Revenues..................................   $159.5       $128.1      $292.9       $218.7       $191.9       $199.5        $226.4
                                             ------       ------      ------       ------       ------       ------        ------
Costs and Expenses:
 Production and operating.................     60.7         49.0       107.8         86.1         87.4        101.7         106.3
 Cost of crude oil purchased..............     21.4          1.2        20.8          6.5         11.7         11.1           9.9
 Exploration, including dry hole costs....      0.8          0.9         1.7          2.4          1.4          1.7           2.7
 Depletion, depreciation and
   amortization...........................     19.0         18.1        37.4         32.4         32.0         41.2          44.0
 Impairment of oil and gas properties.....       --           --          --           --           --         49.1            --
 General and administrative...............      6.5          3.9         8.9          7.3          7.8          9.2           8.8
 Taxes (other than income)................      6.0          4.3         9.4          7.9          8.7          8.4           8.9
 Restructuring charges                           --           --          --           --          1.1         11.9            --
 Loss (gain) on disposition of oil and
   gas properties.........................       --           --          --           --         (0.3)         0.1           0.3
                                             ------       ------      ------       ------       ------       ------        ------
                                              114.4         77.4       186.0        142.6        149.8        234.4         180.9
                                             ------       ------      ------       ------       ------       ------        ------
Income (Loss) from Operations.............     45.1         50.7       106.9         76.1         42.1        (34.9)         45.5
 Interest income..........................      0.8           --         0.1           --           --          0.2           0.2
 Interest expense.........................     (9.6)       (12.9)      (25.0)       (25.8)       (26.4)       (27.2)        (27.6)
 Interest capitalized.....................      0.7          0.4         1.1          0.7          0.6          0.3           0.1
 Other income (expense)...................       --           --          --         (0.6)        (0.1)        (0.4)          0.4
                                             ------       ------      ------       ------       ------       ------        ------
Income (Loss) Before Income Taxes
 and Extraordinary Items..................     37.0         38.2        83.1         50.4         16.2        (62.0)         18.6
 Income taxes.............................    (12.0)       (13.9)      (28.3)       (16.0)        (4.7)        26.9          (6.1)
                                             ------       ------      ------       ------       ------       ------        ------
Income (Loss) Before Extraordinary Items..     25.0         24.3        54.8         34.4         11.5        (35.1)         12.5
 Extraordinary items......................       --           --        (4.5)          --           --           --            --
                                             ------       ------      ------       ------       ------       ------        ------
Net Income (Loss).........................    $25.0        $24.3       $50.3        $34.4        $11.5       $(35.1)        $12.5
                                             ======       ======      ======       ======       ======       ======        ======

                                                   Six Months
                                                 Ended June 30,                         Year Ended December 31, (1)
                                             ------------------------  -------------------------------------------------------------
                                                1997           1996       1996          1995         1994         1993        1992
                                             ----------      --------  ---------      --------     --------     --------    --------
                                                                                   (in millions of dollars, except as noted)
Statement of Operations Data
Per Share Data (in dollars):
 Net income...............................         0.46           --          --           --           --           --        --
 Pro forma
   Income (loss) before
     extraordinary items..................           --         0.44        1.00         0.63         0.21        (0.64)     0.22
   Net income (loss)......................           --         0.44        0.92         0.63         0.21        (0.64)     0.22
 Number of shares used in computing
   per share amounts (in millions)........         54.8         54.8        54.8         54.8         54.8          54.8     54.8
Statement of Cash Flows Data
 Net cash provided by operating
   activities.............................         48.0         47.6        86.3         75.7         45.5          47.5     59.0
 Net cash used in investing activities....         40.9         29.4        54.6         54.2         18.2          18.2     17.4
 Net cash used in financing activities....          2.0         18.2        22.4         21.5         27.3          29.3     41.6
Balance Sheet Data (at period end)
Properties and equipment, net.............        399.1        376.8       379.0        367.3        349.5         356.3    445.5
Total assets..............................        467.5        410.0       447.2        391.3        376.1         387.3    476.2
Long-term debt............................        185.0        210.0       175.0        245.0        245.0         257.6    263.0
Shareholders' Equity and Division
 Equity...................................        181.7         51.1       176.7         45.0         32.1          35.3     93.5
Selected Operating Data
 Average Daily Production
   Crude oil and
     liquids (MBbls/day)..................         50.2         45.1        46.8         41.8         41.3          42.5     42.0
   Natural gas (MMcf/day).................          3.1          3.6         3.5          5.3          3.8           6.4      7.1
   Total production (MBOE/day)............         50.7         50.8        47.4         42.7         41.9          43.6     43.2
 Average Sales Prices
   Crude oil and liquids ($/Bbl)
     Unhedged.............................        15.33        15.69       16.00        13.79        11.77         11.77    13.22
     Hedged...............................        15.33        15.39       15.82        13.79        11.77         11.77    13.78
   Natural Gas ($/Mcf realized)...........         1.06         1.05        1.03         0.98         1.14          1.59     1.57
 Proved Reserves at Year-End
   Crude oil, condensate and natural
     gas liquids (MMBbls).................          n/a          n/a       216.4        199.5        191.2         183.6    190.3
   Natural gas (Bcf)......................          n/a          n/a        12.2         12.4         13.4          11.8     18.8
   Proved reserves (MMBOE)................          n/a          n/a       218.4        201.6        193.5         185.6    193.4
   Proved developed reserves
     (MMBOE)..............................          n/a          n/a       172.6        158.6        141.8         142.3    157.6
 Present Value of Proved Reserves
   at Year-End
   After income taxes.....................          n/a          n/a       680.7        426.4        366.1         143.0    275.4
 Production Costs per BOE (lifting
   costs) (including related
   production, severance and ad
   valorem taxes) (in dollars)............         7.15         6.33        6.64         5.98         6.19          6.85     7.23


(1) Reflects the operations of the Western Division for the years 1992 through 1995. The year 1996 reflects the operations of the Western Division for January through October and Monterey for November and December.

(2) Common shares outstanding at November 19, 1996, the closing date of Monterey's initial public offering, have been included on a pro forma basis in the calculation of net income per share for the years ended
    December 31, 1992 through 1996 and the six months ended June 30, 1996 as if such shares were outstanding during such periods.

    "n/a" denotes "not available".


Capitalization of Monterey

               The following table sets forth the historical capitalization of Monterey as of June 30, 1997. This table should be read in conjunction with the Financial Statements of Monterey and the notes thereto appearing elsewhere herein.

                                             As of June 30, 1997
                                           (in millions of dollars)

Cash and Cash Equivalents............                          $ 14.4
                                                               ======
Long-Term Debt
 Monterey Senior Notes...............                          $175.0
 Credit Facility.....................                            10.0
Shareholders' Equity.................                           181.7
                                                               ------
   Total Capitalization..............                          $366.7
                                                               ======



                            BUSINESS OF TEXACO

               Operating in more than 150 countries, Texaco and its affiliates find and produce crude oil and natural gas, manufacture and market high quality fuel and lubricant products, operate transportation, trading and distribution facilities and produce alternate forms of energy for power and manufacturing. Texaco finds and produces oil and natural gas from a global portfolio of new and mature fields. Newer prospects in the United Kingdom North Sea, China, West Africa and Latin America complement established operations in the United States, Indonesia and the Middle East and exploration activities in the Asia-Pacific region and deepwater Gulf of Mexico. At a five year average of 112%, Texaco's worldwide reserve replacement places it among the leaders in the industry. Texaco and its affiliates own or have interests in 25 refineries in the U.S. and around the world. Equity crude processing capacity is 1.5 million barrels a day. With its affiliates, Texaco markets automotive fuels through some 22,000 service stations worldwide, and through its global businesses, its sells lubricants, coolants and marine and aviation fuel. Texaco's principal executive offices are located at 2000 Westchester Avenue, White Plains, New York 10650.



             MONTEREY MANAGEMENT'S DISCUSSION AND ANALYSIS OF

               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

               The discussion presented herein relates to the operations of the Western Division for the years ended December 31, 1995 and prior. The discussion with respect to 1996 relates to the operations of the Western Division for January through October and Monterey for November and December. The discussion with respect to 1997 relates to the operations of Monterey.

               As an independent oil and gas producer, Monterey's results of operations are dependent upon the difference between the prices received for oil and gas and the costs of finding and producing such resources. Monterey produces most of its oil and gas from long-lived fields in the San Joaquin Valley of California utilizing various EOR methods. The market price of heavy (i.e., low gravity, high viscosity) and sour (i.e., high sulfur content) crude oils produced in these fields is lower than sweeter, light (i.e., low sulfur and low viscosity) crude oils, reflecting higher transportation and refining costs. In addition, the lifting costs of heavy crude oils are generally higher than the lifting costs of light crude oils. As a result, even relatively modest changes in crude oil prices may significantly affect Monterey's revenues, results of operations, cash flows and proved reserves.
In addition, prolonged periods of high or low oil prices may have a material effect on Monterey's financial condition and results of operations.

               The average realized sales price of Monterey's crude oil and liquids for the first half of 1997 was $15.33 per barrel, or approximately 78% of the average posted price of $19.58 per barrel for West Texas Intermediate ("WTI") crude oil (an industry posted price generally indicative of prices for sweeter light crude oil).

               Crude oil prices are subject to significant changes in response to fluctuations in the domestic and world supply and demand and other market conditions, as well as the world political situation as it relates to OPEC, the Middle East and various producing countries. Since the beginning of 1994, the average sales price (unhedged) received by Monterey ranged from a low of $8.80 per barrel for the first quarter of 1994 to a high of $17.29 per barrel in the fourth quarter of 1996. Based on operating results for the first half of 1997, Monterey estimates that on an annualized basis a $1.00 per barrel increase or decrease in its average crude oil sales price would result in a corresponding $18.2 million change in income from operations and a $11.0 million change in cash flow from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as the effect of depreciation and depletion, that would result from a change in oil prices.

               The price of natural gas fluctuates due to supply and demand, which may be affected by weather conditions, the level of natural gas in storage and other economic factors. Increases in the price of natural gas adversely impact Monterey's results of operations because the natural gas consumed in Monterey's EOR operations exceeds the amount of natural gas produced by Monterey. Based on operating results for the first half of 1997, Monterey estimates that on an annualized basis a $0.10 per Mcf increase (or decrease) in the average domestic natural gas sales price would result in a $1.8 million decrease (or increase) in income from operations and a $1.0 million decrease (or increase) in cash flow from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as depletion and depreciation, that would result from a change in natural gas prices.

               In February 1996 the Bureau of Land Management ("BLM") of the United States Department of the Interior (which oversees Monterey's leases of Federal lands) agreed, effective as of June 1, 1996, to reduce the royalties payable on any Federal lease that produces crude oil with a weighted average API gravity of less than 20 degrees. The reduced royalty rates are based upon the weighted average API gravity of the heavy oil produced from the subject Federal leases and are as low as 3.9%, compared to 12.5% before the reduction. The reduced royalty rates continue in effect for 12-month periods, after which the operator can establish a new reduced rate for continued heavy oil production by submitting an application. As a result of this program, Monterey's royalty rate on its Federal leases has been reduced from 12.5% to an average of 4.8%, resulting in a net increase in the production attributable to Monterey's net revenue interests in such leases of approximately 1.6 MBbls per day. During the period that such royalty reduction is in effect, Monterey (and other working interests owners, if any) will bear all of the thermal EOR costs to produce the heavy oil from such properties. The royalty reduction will be terminated upon the first to occur of (i) the determination by the BLM that the WTI average oil price (as adjusted for inflation) has remained above $24 per barrel for six consecutive months and (ii) such time after September 10, 1999, as the Secretary of the Interior determines that the heavy oil royalty rate reduction has not produced the intended results (i.e., to reduce the loss of otherwise recoverable reserves).

               Monterey's 1996 financial statements include the impact of oil and gas hedging losses which were allocated by Santa Fe. Santa Fe from time to time enters into such transactions in order to reduce exposure to fluctuations in market prices of oil and natural gas. Oil hedging losses were allocated to Monterey based upon relative production volumes and were recognized as a reduction of oil revenues in the period in which the hedged production was sold. Such amounts totaled $3.1 million in 1996. Currently Monterey has no oil hedges in place and, going forward, Monterey does not expect to hedge a substantial portion of its oil production.

               Additionally, during the first six months of 1996, Santa Fe hedged 20 MMcf per day of the natural gas purchased for use in Monterey's steam generation operations. Such hedges, which terminated at the end of the second quarter, resulted in a $3.2 million increase in Monterey's production and operating costs. While Monterey currently has no natural gas hedges in place, Monterey's management may determine that such arrangements are appropriate in the future in order to reduce Monterey's exposure to increase in gas prices.

Results of Operations

               The following table reflects certain components of Monterey's revenues (expressed in millions of dollars) and expenses (expressed in dollars per BOE) for the periods indicated:

                                                Six Months Ended
                                                    June 30,                       Year Ended December 31,
                                             ----------------------       ---------------------------------------
                                               1997          1996           1996            1995           1994
                                             --------      --------       ---------       --------       --------
Revenues:
Crude oil and liquids:
  Average realized sales prices ($/Bbl)
   Unhedged..............................      15.33         15.69          16.00            13.79       11.77
   Hedged................................      15.33         15.39          15.82            13.79       11.77
 Sales volumes (MBbls/d).................       50.2          45.1           46.8             41.8        41.3
 Revenues ($ Millions)
   Sales.................................      139.4         128.7          274.0            210.2       177.5
   Hedging...............................         --          (2.5)          (3.1)              --          --
   Net profits payments..................       (0.8)         (0.5)          (1.0)            (0.8)       (0.4)
                                               -----         -----          -----            -----       -----
     Total...............................      138.6         125.7          269.9            209.4       177.1
                                               =====         =====          =====            =====       =====
Natural Gas:
 Average realized sales prices ($/Mcf)...       1.06          1.05           1.03             0.98        1.14
 Sales volumes (MMcf/d)..................        3.1           3.6            3.5              5.3         3.8
 Revenues ($ Millions)...................        0.6           0.7            1.3              1.9         1.6
Expenses Per BOE: ($)
Production and operating expenses:.......
 Steam generation........................       3.00          2.40   (2)     2.69     (1)     1.98        2.16
 Lease operating ........................       3.61          3.50           3.53             3.56        3.55
     Total...............................       6.61          5.90   (2)     6.22     (1)     5.54        5.71
Exploration, including dry holes.........       0.08          0.11           0.10             0.15        0.09
Depletion, depreciation and amortization.       2.07          2.18           2.16             2.08        2.09
General and administrative...............       0.71          0.47           0.44             0.47        0.51
Taxes (other than income)................       0.65          0.52           0.54             0.51        0.56
Interest, net............................       0.97          1.50           1.38             1.61        1.68

(1) Includes $0.18 per BOE loss on hedging, see "--General." The hedging transactions which generated these losses expired on June 30, 1996.
    Excluding such hedging losses, historical steam generation costs would have been $2.51 per BOE and historical total production costs would have been $6.04 per BOE.

(2) Includes $0.39 per BOE loss on hedging, see "--General." Excluding such hedging losses, historical steam generation costs would have been $2.01 per BOE and historical production costs would have been $5.51 per BOE.


               Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996. Revenues of $159.5 million for the first six months of 1997 were $31.4 million, or 25%, greater than the $128.1 million reported for the first half of 1996. The variance primarily reflects greater sales volumes ($13.6 million) and the sales of crude oil purchased ($18.7 million) partially offset by a decrease in the realized price of crude oil ($0.5 million).

               Costs and expenses of $114.4 million for the first six months of 1997 were $37.0 million, or 48%, higher than the $77.4 million reported in the first half of 1996. This variance primarily reflects an increase in the cost of crude oil purchased ($20.2 million) due to increased marketing activity. In addition, production and operating costs were higher due to greater production volumes and increased steam fuel costs ($11.7 million). General and administrative costs included higher personnel costs due to Monterey operating as a separate, unaffiliated entity and non-recurring transition costs ($2.6 million). Taxes other than income taxes increased due to greater production volumes and higher ad valorem taxes ($1.7 million).

               Interest expense of $9.6 million for the first six months of 1997 was $3.3 million, or 26%, lower than the $12.9 million reported in the first half of 1996. This variance relates to the notes retired in November 1996.

               Income taxes for the first six months of 1997 were $12.0 million, down 14% from the $13.9 million reported in the same period in 1996. Monterey's effective tax rate was 32.4% for the first half of 1996 as compared to 36.4% for the first half of 1996, reflecting an increase in the amount of EOR credits available to Monterey relative to pre-tax income.

               Year Ended December 31, 1996 Compared to Year Ended December 31, 1995. Revenues for 1996 of $293 million were 34% higher than the $219 million reported for 1995. The variance primarily reflects greater sales volumes ($29 million) and higher sales prices ($31 million). An increase in the sales of crude oil purchased ($14 million) accounted for most of the remaining difference and represents purchases of higher gravity third-party crude blended with Monterey's heavy production to enhance the available transportation and marketing opportunities. Such activity varies directly with market conditions.

               Costs and expenses totaled $186 million for the year and were 30% higher than the $143 million reported for 1995. Production and operating costs were higher due to greater production volumes and included fuel cost increases ($13 million) and allocated steam fuel hedging losses ($3 million). The cost of third-party crude oil purchases increased due to greater marketing activity ($14 million) and general and administrative expenses include a non-recurring charge of $1.3 million for employee relocation and other transition costs directly related to the Monterey IPO.

               Income taxes for the year were $28 million, up 75% over the $16 million reported in 1995. In addition to a greater level of pre-tax income Monterey's effective tax rate was 34% in 1996 compared with 32% in 1995, reflecting primarily the amount of EOR credits available to Monterey relative to pre-tax income.

               Extraordinary items in 1996 consisted of the after-tax costs of early extinguishment of debt assumed in connection with the Monterey IPO.

               Year Ended December 31, 1995 Compared to Year Ended December 31, 1994. Revenues for 1995 of $219 million were 14% higher than the $192 million reported in 1994. The increase primarily reflects the effects of increased sales prices ($30 million) and increased sales volumes ($2 million) partially offset by decreased sales of crude oil purchased ($5 million).

               Costs and expenses totaled $143 million in 1995, a decrease of 5% compared to $150 million in 1994. Costs of crude oil purchased decreased $5 million due to less marketing activity, and exploration costs for 1995 include $1 million related to the drilling of two dry exploratory wells.
Costs and expenses for 1994 included $1 million in restructuring costs related to Santa Fe's 1993 corporate restructuring program. Although other 1995 costs showed no significant change from the 1994 levels, steam generation costs and general and administrative costs declined $0.18 per BOE and $0.11 per BOE, respectively.

               Income taxes in 1995 were $16 million, an increase of 220% compared to $5 million in 1994 and primarily reflect higher pre-tax income. Monterey's effective tax rate in 1995 of 32% was up from 29% in 1994, primarily reflecting the amount of EOR credits generated relative to the level of pre-tax income.

               Year Ended December 31, 1994 Compared to Year Ended December 31, 1993. Revenues for 1994 of $192 million were 4% lower than the $200 million reported in 1993. Revenues for 1993 included crude oil and liquids revenues of $13 million (2.5 MBbls per day) and natural gas revenues of $2 million (2.3 MMcf per day) attributable to certain producing properties which were sold to Vintage Petroleum, Inc. ("Vintage") in the fourth quarter of 1993. Crude oil and liquids revenues from other properties increased $6 million primarily reflecting the effects of increased sales volumes.

               Costs and expenses totaled $150 million in 1994, a decrease of 36% compared to $234 million in 1993. Costs and expenses in 1993 included impairments of oil and gas properties of $49 million with regard to two properties in the LA Basin and restructuring charges of $11.9 million. The restructuring charges were incurred in the fourth quarter of 1993 as a result of the adoption by Santa Fe of a corporate restructuring program which included, among other things, (i) the concentration of capital spending in Santa Fe's core operating areas (one of which is the San Joaquin Valley of California); (ii) the disposition of non-core assets; and (iii) an evaluation of Santa Fe's cost structures. As a result of the program, certain of Monterey's producing properties were sold to Vintage and Monterey's salaried work force was reduced. In implementing the corporate restructuring program, Monterey recorded restructuring charges of $11.9 million in 1993, comprised of losses on property dispositions of $11.3 million and accruals for certain personnel benefits and related costs of $0.6 million. Also, costs and expenses in 1993 included $9 million of production and operating costs, $4 million in DD&A and $0.4 million of taxes (other than income) related to certain producing properties sold to Vintage in the fourth quarter of 1993. The remainder of the decrease in DD&A was primarily attributable to the effect of the impairments taken in 1993. General and administrative expense was lower in 1994, primarily reflecting the effect of the 1993 corporate restructuring program.

               Income taxes in 1994 were $5 million, compared to a $27 million benefit in 1993 attributable to the net loss of $62 million incurred in that year. Monterey's effective tax rate in 1994 was 29%.

Liquidity and Capital Resources

               Monterey's cash flow from operating activities is a function of the volumes of oil and gas produced from Monterey's properties and the sales prices received therefor. Since crude oil and natural gas are depleting assets, unless Monterey replaces the oil and gas produced from its properties, Monterey's assets will be depleted over time and its ability to incur debt at constant or declining prices will be reduced. Monterey increased its proved reserves (net of production and sales) by approximately 17% from December 31, 1991 to December 31, 1996; however, no assurances can be given that similar increases will occur in the future. Historically, Monterey has funded development and exploration expenditures and working capital requirements primarily from cash provided by operating activities; however, the future levels of operating cash flows, which are significantly affected by oil and gas prices, may limit the cash available for future exploration, development and acquisition activities. Net cash provided by operating activities and net proceeds from sales of properties totaled $48.0 million in the first half of 1997; net cash used for capital expenditures and producing property acquisitions in such period totaled $40.9 million. Monterey intends to continue to meet its short-term (through 1997) and long-term (the foreseeable future after 1997) liquidity needs with cash provided by operating activities, supplemented from time to time with borrowings under the Monterey Credit Facility and, if appropriate, debt and equity financing.

               Monterey expects to increase its capital expenditures (including the McFarland and other acquisitions) from an average of $35.8 million per year over the five-year period ended December 31, 1996 to approximately $200 million in 1997. However, the actual amount expended by Monterey in 1997 will be based upon numerous factors, the majority of which are outside its control, including, without limitation, prevailing oil and natural gas prices and the outlook therefor and the availability of funds. Monterey intends to fund such future capital expenditures with cash provided by operating activities and borrowings under the New Facility (as defined below).

               In November 1996 Monterey issued the Monterey Senior Notes which were exchanged for $175.0 million of Senior G Notes previously issued by Santa Fe. The Monterey Senior Notes bear interest at 10.61% per annum and mature $25 million per year in each of the years 1999 through 2005.

               Effective November 13, 1996 Monterey entered into a credit facility which matures November 13, 2000 (the "First Facility"). The First Facility permits Monterey to obtain revolving credit loans and issue letters of credit in an aggregate amount of up to $75.0 million, with the aggregate amount of letters of credit outstanding at any time limited to $15.0 million. Borrowings are unsecured and interest rates are tied to the bank's prime rate or eurodollar rate, at the option of Monterey. Effective July 22, 1997 Monterey terminated the First Facility and entered into a new credit facility which matures in July, 2002 (the "New Facility"). The New Facility permits Monterey to obtain revolving credit loans and issue letters of credit in an aggregate amount of up to $200 million, with the aggregate amount of letters of credit outstanding at one time limited to $50 million. Borrowings are unsecured and interest rates are tied to the bank's prime rate or eurodollar rate, at the option of Monterey. On July 22, 1997 Monterey drew $100 million under the New Facility to fund the McFarland acquisition. On July 31, 1997, interest accrued on the New Facility at 6.375% subject to adjustment under the interest rate swap described below.

               On June 17, 1997 Monterey entered into an interest rate swap with a bank with a notional principal amount of $100 million. Under the terms of the swap, which is effective for the period July 21, 1997 through July 21, 2003, during any quarterly period at the beginning of which a floating rate specified in the agreement is less than 6.74%, Monterey must pay the bank interest for such quarterly period on the principal amount at the difference between the rates. Should the floating rate be in excess of 6.74%, the bank must pay Monterey interest for such quarterly period on the principal amount at the difference between the rates.

               The New Facility and Senior Notes include covenants that restrict Monterey's ability to take certain actions, including the ability to incur additional indebtedness and to pay dividends on capital stock. To the extent that Monterey is restricted from incurring additional indebtedness under the Senior Notes or the New Facility, the cash available for use in its operations may be reduced. Under the most restrictive of these covenants on a pro forma basis at June 30, 1997, giving effect to the McFarland acquisition, Monterey could incur up to $81.5 million of additional indebtedness, or incur a lesser amount and pay dividends of up to $66.7 million.

               At June 30, 1997, Monterey had $10.0 million in loans and $2.4 million of letters of credit outstanding under the First Facility.

Dividends

               If the Merger is not consummated, Monterey currently intends to pay to its stockholders a quarterly dividend of $0.15 per share of common stock ($0.60 annually). Monterey declared a dividend of $0.15 per outstanding common share, which was paid July 22, 1997 to the stockholders of record as of June 30, 1997. The determination of the amount of future cash dividends, if any, to be declared and paid will depend upon declaration by Monterey's Board and upon Monterey's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions contained in the New Facility and the Senior Notes as described in "--Liquidity and Capital Resources," future business prospects and such other matters as Monterey's directors deem relevant.

Environmental Matters

               Almost all phases of Monterey's oil and gas operations are subject to stringent environmental regulation by governmental authorities. Such regulation has increased the costs of planning, designing, drilling, installing, operating and abandoning oil and gas wells and other facilities. Monterey has expended significant financial and managerial resources to comply with such regulations. These efforts include both Monterey employees responsible for environmental compliance and paid consultants who have evaluated known sites for which Monterey may face environmental liability and who monitor Monterey's properties and waste handling and disposal practices. All oilfield wastes are disposed of at facilities authorized to accept such wastes. Although Monterey believes its operations and facilities are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations. It is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies or claims for damages to property, employees, other persons and the environment resulting from Monterey's operations, could result in significant costs and liabilities in the future. As it has done in the past, Monterey intends to fund its costs of environmental compliance from operating cash flows.

               Monterey has been named as a PRP with respect to certain Superfund sites. See "Business of Monterey--Other Business
Matters--Environmental Regulation--Superfund."

Recent Accounting Pronouncements

               The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("FAS") No. 128, "Earnings per Share", which establishes new guidelines for calculating and reporting earnings per share in financial statements for periods ending after December 15, 1997. This rule is not expected to have a material effect on Monterey's reported earnings per share.

               The FASB issued FAS No. 130, "Reporting Comprehensive Income," during June 1997. This statement requires disclosure of changes in equity from nonowner sources in a new primary financial statement and as a separate caption within the stockholders' equity section of the balance sheet. It is effective for periods beginning after December 15, 1997.

               Also during June 1997, the FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement does not affect Monterey since it operates in a single segment. It is effective for periods beginning after December 15, 1997.

Spin Off Completed

               As of June 30, 1997, Santa Fe owned approximately 83% of the outstanding shares of Monterey's common stock. Santa Fe's spin off of its interest in Monterey was completed on July 25, 1997 with a tax-free distribution of its Monterey shares to Santa Fe shareholders.

               Pursuant to the terms of a letter agreement dated as of June 13, 1996, a fee of $3.3 million was paid one half to Chase Securities Inc. and one half to Petrie Parkman & Co., Inc. In addition, a fee of $200,000 was paid on July 25, 1997 to GKH Partners, L.P. One of Monterey's directors is associated with GKH Partners.

McFarland Acquisition

               In July, 1997, Monterey completed its acquisition of McFarland. Monterey Acquisition Corporation, a wholly owned subsidiary of Monterey, merged with and into McFarland, and as a consequence, McFarland is now a wholly owned subsidiary of Monterey. Monterey paid $18.55 per share for each of the 5,727,422 shares outstanding. McFarland's principal producing properties are located in the Midway Sunset Field adjacent to properties owned by Monterey.

Other Matters

               On July 16, 1997 Monterey was served with a petition (the "Prudential Complaint") filed by The Prudential Insurance Company of American ("Prudential") alleging breach of fiduciary duty, breach of contract, fraud, constructive fraud, and negligent misrepresentation. The Prudential Complaint relates to the alleged conduct of Monterey's predecessor in interest, Santa Fe, as the General Partner of the South Belridge Limited Partnership (the "Partnership"). Prudential is the sole limited partner in the Partnership. Prudential alleges that Santa Fe failed to develop the Partnership's property in accordance with the Partnership Agreement. In November, 1996, Santa Fe's interest in the Partnership was assigned to Monterey. Monterey is in the process of investigating the allegations made by Prudential in the Prudential Complaint. Based on the information currently available to it, Monterey believes that it has valid defenses to Prudential's claims and intends to vigorously defend this lawsuit.

Intercompany Agreements

               Spin Off Tax Indemnity Agreement. To protect Santa Fe from Federal and state income taxes, penalties, interest and additions to tax that would be incurred by it if the Spin Off by Santa Fe were determined to be a taxable event, Monterey and Santa Fe have entered into an agreement under which Monterey has agreed to indemnify Santa Fe with respect to tax liabilities resulting primarily from actions taken by Monterey at any time during the "Restricted Period" (a two-year period that commenced on July 25, 1997). Monterey has also agreed that, unless it obtains an opinion of counsel or a supplemental ruling from the Internal Revenue Service that such action will not adversely affect the qualification of the Spin Off as tax-free, Monterey will not merge or consolidate with another corporation, liquidate or partially liquidate, sell or transfer all or substantially all of its assets or redeem or otherwise repurchase any of its stock or issue additional shares of Monterey's capital stock during such Restricted Period. Texaco's obligation to consummate the Merger is conditioned upon Monterey receiving such an opinion from Andrews & Kurth. Monterey's obligations under this agreement could possibly deter offers or other efforts by third parties to obtain control of Monterey during such Restricted Period, which could deprive Monterey's stockholders of opportunities to sell their shares of Monterey Common Stock at prices higher than prevailing market prices.

               Monterey has retained the right to contest, at its expense, any determination by taxing authorities that the Spin Off has failed to qualify as tax-free by reason of an action by Monterey; provided, however, that if Santa Fe reasonably perceives, either at the commencement or during the course of any proceeding challenging the tax-free nature of the Spin Off, that Monterey could not pay the indemnified amounts if the taxing authorities were successful and Monterey fails to furnish a guarantee or performance bond satisfactory to Santa Fe in an amount equal to the indemnified liability being asserted by the taxing authority, Santa Fe may assume the defense of any such challenge, at Monterey's expense, and may compromise, concede, or settle the taxing authorities' claim. Santa Fe's assumption of the conduct of such defense would not relieve Monterey of its financial responsibility to Santa Fe under this agreement.

               Monterey believes that if Monterey is required to make payments pursuant to such agreement, the amount that Monterey would pay to Santa Fe would have a material adverse effect on Monterey's financial condition. The actions for which Monterey is required to indemnify Santa Fe pursuant to this agreement are within Monterey's control, and Monterey has no intention of taking any actions during the Restricted Period that would have such an effect.

               The Spin Off Tax Indemnity Agreement also contains provisions covering certain other tax matters between Santa Fe and Monterey. Under the tax sharing agreements and arrangements between Santa Fe and Santa Fe Pacific Corporation ("SFP"), the former parent company of Santa Fe, Santa Fe and its subsidiaries receive benefits from and are responsible for liabilities directly attributable to audit adjustments for California franchise taxes with respect to all California properties or operations owned or conducted by Santa Fe and its subsidiaries prior to the spin off of Santa Fe by SFP. Monterey now owns substantially all of the California properties and operations that would relate to such audit matters. Accordingly, Monterey will receive the benefits and be responsible for the obligations attributable to California franchise tax liabilities under Santa Fe's agreements with SFP for any of the tax years ending on or after December 31, 1984 (the years for which the audits have not been conducted by California). Santa Fe prepares and files all consolidated federal, combined state and local income and franchise tax returns required to be filed while Monterey is a member of Santa Fe's affiliated group and Monterey will not be compensated for the carryback after Spin Off to Santa Fe's affiliated group of any Monterey tax items realized after Monterey ceases to be a member of Santa Fe's affiliated group. Monterey will not be compensated for such carryback both because it is anticipated that Monterey will make the necessary election to forego any such carryback and because management of both Santa Fe and Monterey desire to minimize, to the extent possible, continuing relationships and obligations between the two companies.

               Tax Allocation Agreement. Monterey is included in the consolidated federal income tax return filed by Santa Fe as the common parent for itself and its subsidiaries through the effective date of the Spin Off. Consistent therewith and pursuant to a tax allocation agreement (the "Tax Allocation Agreement"), Monterey has agreed to pay to Santa Fe an amount approximating the federal tax liability and state and local tax liability it would have paid if it and its subsidiaries were a separate consolidated group. This amount will be payable regardless of whether the Santa Fe consolidated group, as a whole, has any current federal, state or local tax liability. In determining amounts payable to Santa Fe in accordance with the foregoing formula, Monterey and its subsidiaries may take into account only their losses and credits (including carryforwards) to reduce amounts they would owe if they were a separate consolidated group. Such amounts must first be used by the Santa Fe consolidated group. Any of Monterey's carryforwards not used by the Santa Fe consolidated group will be available for use by Monterey when it leaves the Santa Fe consolidated group. When Monterey or its subsidiaries cease to be members of the Santa Fe consolidated group, the Tax Allocation Agreement will continue to apply to prior periods, and additional payments to or receipts from Santa Fe could be required if there is an audit or similar adjustment subsequently made that impacts the computation of amounts to be paid or received from Santa Fe as described above. In addition, when Monterey and its subsidiaries cease to be members of the Santa Fe consolidated group, they will not be entitled to any compensation or reimbursement with respect to any tax refund, benefit or other similar item realized by the Santa Fe group after Monterey leaves the Santa Fe group or with respect to any carryforwards not used by Monterey prior to Monterey leaving the Santa Fe group.


                                         MANAGEMENT OF MONTEREY

Directors

                                                                   Principal Occupation; Five-Year
          Name, Age and Address                                Employment History; Other Directorships
          ---------------------                           ------------------------------------------------
Michael A. Morphy, 65.....................    Retired Chairman and Chief Executive Officer of California Portland
 526 Las Fuentes Drive                        Cement Company.  Mr. Morphy is also a member of the Board of
 Santa Barbara, CA 93108                      Cyprus Amax Minerals Co. and Santa Fe Pacific Pipelines, Inc. and
                                              was a director of Santa Fe
                                              from 1990 to 1996.

Robert F.  Vagt, 50........................   President, Davidson College since July 1, 1997.  Mr. Vagt was
 Davidson College                             President and Chief Operating Officer of Seagull Energy Corporation
 100 North Main Street                        from October 1996 until June 30, 1997.  Prior to that, Mr. Vagt was
 Chambers Building                            Chairman of the Board, President, Chief Executive Officer and director
 Davidson, NC 28036                           of Global National Resources, Inc. (oil and gas exploration and production) from May 1992 to October 1996; President and Chief
                                              Operating Officer of Adobe Resources Corporation ("Adobe")(oil and
                                              gas exploration and production) from November 1990 to May 1992;
                                              Executive Vice President of Adobe from August 1987 to October 1990;
                                              and Senior Vice President of Adobe from October 1985 to August 1987.
                                              Mr. Vagt was a director of Santa Fe from 1992 to 1996.

James A. Middleton, 61....................    Chairman and Chief Executive Officer of Crown Energy Company
 574 Chapela Drive                            since 1996.  Upon his retirement from the Atlantic Richfield Company
 Pacific Palisades, CA 90279                  ("ARCO") in December, 1994 Mr. Middleton was appointed Executive
                                              Vice President, Emeritus of ARCO.  From 1990 until his retirement
                                              Mr. Middleton served as Executive Vice President of ARCO.  Mr.
                                              Middleton served on the Board of Directors of ARCO and the ARCO
                                              Foundation from 1987 until 1994.  Mr. Middleton is currently a
                                              Director of Texas Utilities Company (since 1989) and ARCO Chemical
                                              Company (since 1989).

Craig A. Huff, 33.........................    Principal in Ziff Brothers Investment since July of 1993.  Prior to
 Ziff Brothers Investments                    joining Ziff Brothers, Mr. Huff received a degree from the Harvard
 153 East 53rd Street                         Business School in 1993.  Ziff Brothers currently holds approximately
 New York, NY 10022                           3.3% of Monterey's outstanding Common Stock.  Mr. Huff was a director of Santa Fe in 1996.

Robert J. Wasielewski, 34.................    Employed by GKH Partners, L.P. ("GKH") since October 1991.  GKH
 GKH Partners, L.P.                           is an investment partnership whose general partners include entities
 200 West Madison Street                      controlled by Jay and Tom Pritzker, Dan W. Lufkin and Melvyn N.
 Chicago, IL 60606                            Klein.  From July 1996 to the present Mr. Wasielewski has held the position of Managing Director of GKH.  He was employed by Citicorp in the Leveraged Capital Division from September 1987 to October
                                              1991, serving as Assistant Vice President from December 1990 until joining GKH. Mr. Wasielewski serves as a director and officer of various privately-held affiliates of GKH.  GKH through an affiliate, HC
                                              Associates, a Delaware general partnership, currently holds approximately 4.2% of Monterey's outstanding common stock.

James L. Payne, 60........................    Chairman of the Board, President and Chief Executive Officer of Santa
 Santa Fe Energy Resources                    Fe since June 1990, Mr. Payne was President of Santa Fe Energy
 1616 South Voss                              Corporation, a predecessor in interest of Santa Fe, from January 1986
 Houston, TX 77057                            to January 1990 when he became President of Santa Fe.  Mr. Payne is also a director of Pool Energy Services Co., an oil field services corporation.

R. Graham Whaling, 43.....................    Chairman of the Board and Chief Executive Officer of Monterey.  Mr.
 5201 Truxtun Avenue                          Whaling was Senior Vice President and Chief Financial Officer of
 Bakersfield, CA 93309                        Santa Fe from January 1995 to November 1996.  Prior to that time he was with CS First Boston, an investment banking firm, as Vice
                                              President, Corporate Finance from 1991 to 1994 and Director,
                                              Corporate Finance from 1994 to 1995.  Prior to joining First Boston,
                                              Mr. Whaling served as a petroleum engineer for Sun Oil Corporation and petroleum reservoir consulting engineer for Ryder Scott.  Mr.
                                              Whaling has been a director of Monterey since September 1996.


Executive Officers

                                                                Principal Occupation; Five-Year
          Name, Age and Address                             Employment History; Other Directorships
          ---------------------                             ---------------------------------------
R. Graham Whaling, 43....................    Chairman of the Board and Chief Executive Officer of Monterey.
 5201 Truxtun Avenue                         Mr. Whaling was Senior Vice President and Chief Financial Officer of
 Bakersfield, CA 93309                       Santa Fe from January 1995 to November 1996.  Prior to that time he was with CS First Boston, an investment banking firm, as Vice
                                             President, Corporate Finance from 1991 to 1994 and Director,
                                             Corporate Finance from 1994 to 1995.  Prior to joining First Boston,
                                             Mr. Whaling served as a petroleum engineer for Sun Oil Corporation and petroleum reservoir consulting engineer for Ryder Scott.  Mr.
                                             Whaling has been a director of Monterey since September 1996.

David B. Kilpatrick, 47..................    President and Chief Operating Officer since November 1996.  Mr.
 5201 Truxtun Avenue                         Kilpatrick was Division Manager -- Production for Santa Fe's Western
 Bakersfield, CA 93309                       Division from January 1990 until November 1996.

Gerald R. Carman, 32.....................    Vice President, Chief Financial Officer and Treasurer.  Mr. Carman
 5201 Truxtun Avenue                         was Treasurer of Santa Fe from January 1995 until December 1996.
 Bakersfield, CA 93309                       Prior to 1995, Mr. Carman was Director of Corporate Planning and
                                             Manager of Tax Planning for Santa Fe.

Terry L. Anderson, 50....................    Vice President -- Law, General Counsel and Secretary since
 5201 Truxtun Avenue                         November 1996.  Mr. Anderson was Manager -- Business
 Bakersfield, CA 93309                       Development of Santa Fe from December 1994 until November 1996.
                                             Prior to that time and beginning in 1988, Mr. Anderson was Senior
                                             Counsel of Santa Fe.

Jeffrey B. Williams, 52..................    Vice President -- Development since November 1996.  Mr. Williams
 5201 Truxtun Avenue                         was Corporate Production Manager of Santa Fe from July 1996 until
 Bakersfield, CA 93309                       November 1996.  Prior to that time, Mr. Williams was employed by
                                             Santa Fe as Regional, Corporate or Divisional Production Manager, a
                                             position he assumed in 1983.

C. Ed. Hall, 55..........................    Vice President -- Public Affairs since November 1996.  Mr. Hall was
 5201 Truxtun Avenue                         Vice President -- Public Affairs of Santa Fe from March 1991 until
 Bakersfield, CA 93309                       November 1996.



               All executive officers hold office at the pleasure of the board of directors.


                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

               To the best of Monterey's knowledge, the following persons are the only persons who are beneficial owners of more than five percent of Monterey's Common Stock based on the number of shares outstanding on August 31, 1997:

Name and Address                   Number of Shares       Percent of Class
----------------                   ----------------       ----------------
FMR Corp. (1).................    3,222,000               5.9%
 82 Devonshire Street
 Boston, Massachusetts 02109
Neuberger Berman..............    2,933,000               5.4%
 605 Third Avenue
 New York, New York 10158

------------

(1) Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,222,000 shares or 5.9% of the Common Stock outstanding of Monterey as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.


              SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

               The following table sets forth the number of shares of Monterey Common Stock beneficially owned as a of August 31, 1997 by each of the directors, the executive officers, and all directors and executive officers as a group. Unless otherwise noted, each of the named persons and members of the group has sole voting and investment power with respect to the shares shown.

                                              Shares of       Percent of
                                              Monterey         Monterey
                                               Common           Common
Name of Beneficial Owner                      Stock (1)          Stock
-----------------------                      ----------       ----------
R. Graham Whaling(2).....................      428,614        0.8%
David B. Kilpatrick(3)...................      161,429        0.3%
Gerald R. Carman(4)......................       60,484        0.1%
Terry L. Anderson(5).....................       68,990        0.1%
Jeffrey B. Williams(6)...................       95,343        0.2%
C. Ed Hall(7)............................       81,247        0.1%
Craig A. Huff(8).........................    1,852,067        3.4%
James A. Middleton(9)....................       17,000         --
James L. Payne(10).......................       36,918        0.1%
Michael A. Morphy(11)....................       34,246        0.1%
Robert F. Vagt(12).......................       35,253        0.1%
Robert J. Wasielewski(13)................    2,311,948        4.2%
All directors and officers as a group
 (12 persons)............................    5,183,539        9.5%

------------

(1) Common stock ownership includes the shares that could be purchased by exercise of options available at August 31, 1997, within sixty days thereafter, or in the event of a change in control as defined in the Monterey's stock compensation plans, except as otherwise noted.

(2) Mr. Whaling's common stock ownership includes 901 shares arising from participation in Monterey's Savings Investment Plan, 37,500 shares of restricted stock granted in November, 1996, 5,725 shares of restricted stock granted in August, 1997 and 368,965 Non-Qualified Stock Options ("NQSOs"). The weighted average price of such options is $10.94.

(3) Mr. Kilpatrick's common stock ownership includes 1,463 shares arising from participation in Monterey's Savings Investment Plan, 15,000 shares of restricted stock granted in November, 1996, 3,210 shares of restricted stock granted in August, 1997 and 134,808 NQSOs. The weighted average price of such options is $13.79.

(4) Mr. Carman's common stock ownership includes 1,517 shares arising from participation in Monterey's Savings Investment Plan, 12,000 shares of restricted stock granted in December, 1996, 871 shares of restricted stock granted in August, 1997 and 46,096 NQSOs. The weighted average price of such options is $13.49.

(5) Mr. Anderson's common stock ownership includes 5,267 shares arising from participation in Monterey's Savings Investment Plan, 3,333 shares of restricted stock granted in December, 1996, 1,507 shares of restricted stock granted in August, 1997 and 54,896 NQSOs. The weighted average price of such options is $13.54. Mr. Anderson's common stock ownership also includes 2,000 shares owned by his wife for which Mr. Anderson disclaims beneficial ownership.

(6) Mr. Williams' common stock ownership includes 3,814 shares arising from participation in Monterey's Savings Investment Plan, 6,667 shares of restricted stock granted in December, 1996, 789 shares of restricted stock granted in August, 1997 and 83,211 NQSOs. The weighted average price of such options is $14.16.

(7) Mr. Hall's common stock ownership includes 4,928 shares arising from participation in Monterey's Savings Investment Plan, 3,333 shares of restricted stock granted in December, 1996 and 66,168 NQSOs. The weighted average price of such options is $13.67.

(8) Mr. Huff's common stock ownership includes 1,822,569 shares owned by clients of Ziff Brothers Investments ("ZBI"). Mr. Huff, who is a Principal of ZBI, disclaims beneficial ownership of these shares. Mr. Huff's common stock ownership also includes 1,000 shares of restricted stock granted in May, 1997, and 28,498 NQSOs. The weighted average price of such options is $13.89.

(9) Mr. Middleton's common stock ownership includes 1,000 shares of restricted stock granted in July, 1997, and 15,000 NQSOs. The weighted average price of such options is $13.875.

(10) Mr. Payne's common stock ownership includes 1,000 shares of restricted stock granted in July, 1997, and 15,000 NQSOs. The weighted average price of such options is $14.19.

(11) Mr. Morphy's common stock ownership includes 1,000 shares of restricted stock granted in May, 1997, and 28,498 NQSOs. The weighted average price of such options is $13.26.

(12) Mr. Vagt's common stock ownership includes 1,000 shares of restricted stock granted in May, 1997, and 28,498 NQSOs. The weighted average price of such options is $13.26.

(13) Mr. Wasielewski's common stock ownership includes 2,294,948 shares which may be deemed to be owned by GKH, primarily through its participation in HC Associates. Mr. Wasielewski is a Managing Director of GKH, the general partner of GKH Investment, L.P. and the nominee of GKH Private, Ltd., and disclaims beneficial ownership of shares held by GKH and HC Associates. Mr. Wasielewski's common stock ownership also includes 1,000 shares of restricted stock granted in May, 1997, and 15,000 NQSOs. The weighted average price of such options is $14.96.


                       COMPARISON OF STOCKHOLDER RIGHTS

General

               The rights of Texaco stockholders are currently governed by the DGCL and the certificate of incorporation and bylaws of Texaco (the "Texaco Charter" and the "Texaco Bylaws," respectively). The rights of Monterey stockholders are currently governed by the DGCL and the certificate of incorporation and bylaws of Monterey (the "Monterey Charter" and the "Monterey Bylaws," respectively). Accordingly, upon consummation of the Merger, the rights of Texaco stockholders and of Monterey stockholders who become Texaco stockholders in the Merger will be governed by the DGCL, the Texaco Charter and the Texaco Bylaws. The following is a summary of the principal differences between the current rights of Monterey stockholders and those of Texaco stockholders following the Merger.

               The following summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the Texaco Charter, the Texaco Bylaws, the Monterey Charter and the Monterey Bylaws. Copies of the Texaco Charter, the Texaco Bylaws are incorporated by reference herein. Copies of the Monterey Charter and the Monterey Bylaws and the Texaco Charter and Texaco Bylaws will be sent to holders of shares of Texaco Common Stock and Monterey Common Stock upon request. See "Where You Can Find More Information" on page 66.

Comparison of Current Monterey Stockholder Rights and Rights of Texaco
     Stockholders Following the Merger

               Neither the Texaco Bylaws nor the Texaco Charter is being amended in connection with the Merger.

               The rights of Monterey stockholders under the DGCL and the Monterey Charter and Monterey Bylaws prior to the Merger are substantially the same as the rights of Texaco stockholders (including Monterey stockholders who become Texaco stockholders as a result of the Merger) under the DGCL and the Texaco Charter and Texaco Bylaws, with the following principal exceptions.

               Authorized Capital Stock. The authorized capital stock of Monterey consists of 100,000,000 shares of Monterey Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the "Monterey Preferred Stock"). The authorized capital of Texaco is set forth under "Description of Texaco Capital Stock--Authorized Capital Stock" on page 65.

               Board of Directors. The Monterey Charter provides that the number of directors shall be not fewer than three nor greater than fifteen persons, with the exact number to be determined by resolution of a majority of the Monterey Board. Pursuant to the Monterey Charter, the Monterey Board is classified into three classes, designated Class I, Class II and Class III. The current term for directors in Class I shall expire at the annual meeting of stockholders to be held in 2000; the initial term for directors in Class II shall expire at the annual meeting of stockholders to be held in 1998; and the initial term for directors in Class III shall expire at the annual meeting of stockholders to be held in 1999. At the expiration of the initial term of each class of directors, and of each succeeding term of each class, each class of directors shall be elected to serve until the annual meeting of stockholders held three years from such expiration. Monterey currently has 7 directors.

               Nominations of persons for election to the Monterey Board may be made by the Monterey Board (or a nominating committee thereof), or by any Monterey stockholder according to the procedures described in the Monterey Bylaws. Under the Monterey Bylaws, vacancies in the Monterey Board must be filled by resolution of a majority of the Monterey Board (or a sole director, if applicable), and any director so appointed will hold office until the next annual election of directors of that class.

               The Monterey Bylaws provide that the directors may be removed from office, but only for cause, by vote of the holders of a majority of shares entitled to vote at an election of directors.

               The Texaco Bylaws provide that the number of directors shall be not fewer than three, with the exact number to be determined by resolution of a majority of the Texaco Board of Directors (the "Texaco Board"). Texaco currently has 14 directors. Pursuant to the Texaco Charter, the Texaco Board is classified into three classes, with directors of each class serving until the third annual meeting of stockholders after the annual meeting at which that class was elected. Neither the Texaco Charter nor the Texaco Bylaws provide for cumulative voting for election of directors. Nominations of persons for election to the Texaco Board may be made by or at the direction of the Texaco Board, or by Texaco stockholders according to the procedures described in the Texaco Bylaws. Under the Texaco Bylaws, vacancies in the Texaco Board may be filled by resolution of a majority of the Texaco Board, and any director so appointed will hold office until the next annual meeting of stockholders. Subject to any rights of holders of Texaco Preferred Stock (as defined below), pursuant to the Texaco Charter and Bylaws any director may be removed from office, with or without cause, only by the affirmative vote of the holders of 66 2/3% of the combined voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

               Special Meetings of Stockholders. The Monterey Bylaws provide that special meetings of stockholders may be called by the chief executive officer, and shall be called by the secretary at the written request of a majority of the Monterey Board. The Texaco Bylaws provide that special meetings of stockholders may be called by the chairman of the Texaco Board, or in his absence, by the vice-chairman of the Board, or, in their absence, the president, or by one third of the Directors then in office.

               Amendment of Corporate Charter and Bylaws. The Monterey Charter provides that certain provisions relating to the composition of the Monterey Board, management of Monterey's business, issuance of rights to purchase Monterey securities and indemnification contained therein may only be amended by the affirmative vote of at least 80% of the voting power of all of the then outstanding shares of Monterey capital stock entitled to vote in an election of directors, voting together as a single class. The Texaco Charter provides that certain provisions relating to, among others, the calling of special meetings, voting rights, amendment of the Texaco Bylaws and composition of the Board contained therein may only be amended by the affirmative vote of at least 66 2/3% of the voting power of all of the then outstanding shares of Texaco capital stock entitled to vote in an election of directors, voting together as a single class. The Texaco Charter also provides that certain provisions relating to certain business combinations and certain stock repurchases may only be amended by the affirmative vote of at least 80% of the voting power of all of the then outstanding shares of Texaco capital stock entitled to vote in an election of directors, voting together as a single class. Amendment of any other provision of the Monterey Charter or the Texaco Charter is governed by the DGCL. The DGCL provides that a charter amendment requires the approval of a majority of the company's board of directors and the approval of the holders of a majority of the voting power of the then outstanding capital stock of the company.

               The Monterey Bylaws expressly provide for their amendment by a majority of the Monterey Board by holders of not less than 80% of the voting power of the then outstanding capital stock of the company. The Texaco Bylaws expressly provide for their amendment by either the Texaco Board or a majority of the Texaco stockholders save that certain provisions relating to the composition of the Texaco Board contained therein may only be amended by the affirmative vote of at least 66 2/3% of the voting power of all of the then outstanding shares of Texaco capital stock entitled to vote in the election of directors, voting together as a single class.

               Voting Rights. The Monterey Common Stock is the only outstanding class of Monterey capital stock entitled to vote generally on all matters submitted to Monterey stockholders, including the election of directors and the approval of the Merger and the Merger Agreement. Each outstanding share of Monterey Common Stock is entitled to one vote on all matters submitted to Monterey stockholders. There are currently no shares of Monterey Preferred Stock outstanding.

               The outstanding equity securities of Texaco as of September 26, 1997 are the shares of Texaco Common Stock, shares of Series B ESOP Convertible Preferred Stock (the "Series B Preferred Stock"), shares of Series F ESOP Convertible Preferred Stock (the "Series F Preferred Stock") and shares of Market Auction Preferred Stock (the "Market Auction Preferred Stock"). Under the DGCL each share of Texaco Common Stock is entitled to one vote on all matters submitted to Texaco stockholders.

               The holders of Series B Preferred Stock and Series F Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders of Texaco, voting together with the holders of Texaco Common Stock as one class. The holder of each share of Series B Preferred Stock and Series F Preferred Stock shall be entitled to a number of votes equal to the number of shares of Texaco Common Stock into which such share of Series B Preferred Stock or Series F Preferred Stock could be converted on the record date for determining the stockholders entitled to vote (which as of September 26, 1997 was 25.8 votes for Series B Preferred Stock and 20 votes for Series F Preferred Stock, subject to adjustment in the case of certain dilutive events).

               The holders of Market Auction Preferred Stock have no voting rights other than certain voting rights relating to appointment of additional directors which only arise in the event of a default by Texaco in payment of dividends to holders of Market Auction Preferred Stock in accordance with the terms of the Texaco Charter.

               Removal of Officers. The Monterey Bylaws permit the removal of any officer by an affirmative vote of a majority of the Monterey Board. The Texaco Bylaws permit the removal of any officer elected by the Board at any time with or without cause by an affirmative vote of a majority of the Texaco Board.

               Certain Business Combinations and Stock Repurchases. Under the Texaco Charter certain business combinations require an affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock of Texaco entitled to vote generally in the election of directors, voting together as a single class, and certain stock repurchases require an affirmative vote of the holders of at least 50% of the voting power of the outstanding capital stock of Texaco entitled to vote generally in the election of directors, voting together as a single class (excluding the selling stockholder).

               Monterey Rights Plan. Monterey has entered into the Monterey Rights Agreement with the Monterey Rights Agent. Pursuant to the Monterey Rights Agreement, rights (each, a "Monterey Right") attach to each share of Monterey Common Stock outstanding and entitle the registered holder to purchase from Monterey one-hundredth of a share of Monterey Preferred Stock at a purchase price of $45 (the "Monterey Purchase Price"), subject to adjustment. Each share of Monterey Common Stock outstanding has attached thereto one Monterey Right.

               The Monterey Rights will separate from the Monterey Common Stock (i) upon the earlier of (A) 10 days following a public announcement that a person or group of affiliated or associated persons (a "Monterey Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Monterey Common Stock (the "Monterey Stock Acquisition Date") and (B) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Monterey Common Stock, or (ii) such later date as may be fixed by the Monterey Board (the date of any such event, the "Monterey Distribution Date"). Until the Monterey Distribution Date, (i) the Monterey Rights will be evidenced by Monterey Common Stock certificates and will be transferred with and only with Monterey Common Stock certificates, (ii) new Monterey Common Stock certificates will contain a notation incorporating the Monterey Rights Agreement by reference and (iii) the transfer of any certificates representing outstanding Monterey Common Stock outstanding will also constitute the transfer of the Monterey Rights associated with Monterey Common Stock represented by such certificate.

               In the event that Monterey is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become a Monterey Acquiring Person, each holder of a Monterey Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Monterey Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Monterey Right. In the event that any person or group of affiliated or associated persons becomes a Monterey Acquiring Person, each holder of a Monterey Right, other than Monterey Rights beneficially owned by the Monterey Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Monterey Common Stock having a market value of two times the exercise price of the Monterey Right.

               At any time after any person or group becomes a Monterey Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Monterey Common Stock, the Monterey Board may exchange the Monterey Rights (other than Monterey Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Monterey Common Stock, or one one-hundredth of a share of Monterey Preferred Stock, per Monterey Right (subject to adjustment).

               The Monterey Rights are not exercisable until the Monterey Distribution Date and will expire at the close of business on August 31, 1999 unless earlier redeemed by Monterey as further described in the Monterey Rights Agreement. At no time will the holder of the Monterey Rights as such have any voting power or any rights as a stockholder. Subject to certain exceptions, any of the provisions of the Monterey Rights Agreement may be amended by the Monterey Board prior to the Monterey Distribution Date.

               Pursuant to the Merger Agreement, Monterey has amended the Monterey Rights Agreement so as to render the Monterey Rights inapplicable to the Merger and the other transactions contemplated by the Merger Agreement. See "The Merger Agreement--Certain Representations and Warranties" on page 27.

               The above summary of the Monterey Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Monterey Rights Agreement. See "Where You Can Find More Information" on page 66.

               Texaco Rights Plan. Texaco has entered into a rights agreement (the "Texaco Rights Agreement"), with The Chase Manhattan Bank, N.A. as rights agent (the "Texaco Rights Agent"). Pursuant to the Texaco Rights Agreement, rights (each, a "Texaco Right") attach to each share of Texaco Common Stock outstanding and entitle the registered holder to purchase from Texaco one-two hundredth of a share of Series D Junior Participating Preferred Stock (the "Series D Preferred Stock") at a purchase price of $75 (the "Texaco Purchase Price"), subject to adjustment. Each share of Texaco Common Stock outstanding has attached thereto one Texaco Right.

               The Texaco Rights will separate from the Texaco Common Stock upon the earlier of (A) 10 days following a public announcement that, subject to certain exceptions, a person or group of affiliated or associated persons (an "Texaco Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of Texaco Common Stock (the "Texaco Stock Acquisition Date") or (B) 10 business days (or such later date as may be fixed by the Texaco Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Texaco Common Stock, (the date of any such event, the "Texaco Distribution Date"). Until the Texaco Distribution Date, (i) the Texaco Rights will be evidenced by Texaco Common Stock certificates and will be transferred with and only with Texaco Common Stock certificates,
(ii) new Texaco Common Stock certificates will contain a notation incorporating the Texaco Rights Agreement by reference and (iii) the transfer of any certificates representing outstanding Texaco Common Stock outstanding will also constitute the transfer of the Texaco Rights associated with Texaco Common Stock represented by such certificate.

                The Texaco Rights will not be exercisable until the Texaco Distribution Date and will cease to be exercisable at the close of business on April 3, 1999. In addition, the Texaco Rights will expire automatically (without payment of any redemption amount) upon the acquisition of Texaco pursuant to an all cash merger or consolidation which follows a Qualifying Offer (as hereinafter defined) and is at the same price per share paid in the Qualifying Offer.

               In the event (a "Flip-In Event") that a person or group becomes the beneficial owner of 20% or more of the then outstanding shares of Texaco Common Stock, subject to certain exceptions, each Texaco Right (other than Texaco Rights which have become null and void as described below) will thereafter entitle the holder to receive, upon exercise of the Texaco Right and payment of the applicable Texaco Purchase Price, in lieu of the Series D Preferred Stock, a number of shares of Texaco Common Stock having a formula value equal to two times the exercise price of the Texaco Right. The formula value of a share of Texaco Common Stock, and thus the number of shares issuable upon the exercise of a Texaco Right, is based upon the average market price of a share of Texaco Common Stock during a specified period prior to the Flip-In Event. The actual value of such shares will depend upon the market price of a share of Texaco Common Stock after the Flip-In Event, giving effect to any dilution resulting from the issuance of such shares. If insufficient shares of Texaco Common Stock are authorized and available for this purpose, upon the proper exercise of a Texaco Right Texaco may deliver cash, property or other securities of Texaco (which may include preferred stock such as the Series D Preferred Stock) having a value equal to the average market price during a specified period after the Flip-In Event of the shares of Texaco Common Stock that would otherwise have been issued upon exercise of a Texaco Right. Texaco Rights will not become exercisable following the occurrence of a Texaco Stock Acquisition Date until such time as the Texaco Rights are no longer redeemable by Texaco as described below. In addition, following the occurrence of a Flip-In Event, all Texaco Rights that are, or under certain circumstances specified in the Texaco Rights Agreement were, beneficially owned by any Texaco Acquiring Person (or certain related persons) will be null and void.

               A "Qualified Offer" is an all-cash tender offer for all outstanding shares of Texaco Common Stock which meets all of the following requirements: (1) the person or group making the tender offer must, prior to or upon commencing such offer, have provided to Texaco firm written commitments from responsible financial institutions, which have been accepted by such person or group, to provide, subject only to customary terms and conditions, funds for such offer which, when added to the amount of cash and cash equivalents which such person or group then has available and has irrevocably committed in writing to Texaco to utilize for purposes of the offer, will be sufficient to pay for all shares outstanding on a fully diluted basis and all related expenses; (2) such person or group must own, after consummating such offer, shares of voting stock of Texaco representing a majority of the voting power of the then outstanding shares of voting stock; (3) such offer must in all events (except in certain limited circumstances set forth in the Texaco Rights Agreement) remain open for at least 45 business days and must be extended for at least 20 business days after the last increase or permitted decrease in the price offered and after any bona fide higher alternative offer is made; and (4) prior to or upon commencing such offer, such person or group must irrevocably commit in writing to Texaco (x) to consummate promptly upon completion of the offer an all-cash transaction or transactions whereby all remaining shares of Texaco Common Stock will be acquired at the same price per share paid pursuant to the offer, provided that the Texaco Board has granted any approvals required to enable such person or group to consummate such transaction or transactions without obtaining the vote of any other stockholder, (y) that such person or group will not amend such offer to reduce the per share price offered (except in certain limited circumstances set forth in the Texaco Rights Agreement), change the form of consideration offered, reduce the number of shares being sought or in any other respect which is materially adverse to Texaco's stockholders, and (z) that such person or group will not make any offer for any equity securities of Texaco for six months after commencement of the original offer if the original offer does not result in the tender of the number of shares required to be purchased pursuant to clause (2) above, unless another all-cash tender offer for all outstanding shares of Texaco Common Stock is commenced (a) at a price in excess of that provided for in such original offer, (b) on terms satisfying clauses (1) and (4) of this paragraph (in which event, any new offer by such person or group must be at a price no less than that provided for in the original offer of such person or group) or (c) with the approval of Texaco's Board (in which event any new offer by such person or group must be at a price no less than that provided for in such approved offer).

               In the event that, at any time following the Texaco Stock Acquisition Date, (A) Texaco is acquired in a merger or other business combination transaction in which Texaco is not the surviving corporation (other than an all-cash merger or consolidation which follows a Qualifying Offer and is at the same price per share paid in the Qualifying Offer), or
(B) 50% or more of Texaco's assets or earning power is sold or transferred, each holder of a Texaco Right (except Texaco Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Texaco Common Stock of the acquiring company having a value equal to two times the exercise price of the Texaco Right.

               In general, Texaco may redeem the Texaco Rights in whole, but not in part, at any time until ten days following the Texaco Stock Acquisition Date (which period may be extended at any time while the Texaco Rights are still redeemable), at a price of $.01 per Texaco Right, payable in cash, Texaco Common Stock or other consideration deemed appropriate by the Texaco Board. Immediately upon the action of the Texaco Board ordering redemption of the Texaco Rights, the Texaco Rights will terminate and the only right of the holders of Texaco Rights will be to receive the $.01 per Texaco Right redemption price.

               Until a Texaco Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Texaco, including the right to vote or to receive dividends.

               Other than those provisions relating to the basic economic terms of the Texaco Rights and the criteria that define a Qualifying Offer, any of the provisions of the Texaco Rights Agreement may be amended by the Texaco Board prior to the Texaco Distribution Date to shorten or lengthen any time period and otherwise in any manner which the Board determines is generally consistent with the purposes for which the Texaco Rights Agreement was adopted; provided, however, that the Texaco Rights Agreement may be amended in any respect by the Texaco Board prior to the Texaco Distribution Date if the amendment has been approved at an annual or special meeting of Texaco stockholders at which a quorum is present by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote and voting (in person or by proxy) for or against such amendment at such meeting. After the Texaco Distribution Date, the provisions of the Texaco Rights Agreement may be amended by the Texaco Board in order to cure any ambiguity, to make changes that do not adversely affect the interest of holders of Texaco Rights (excluding the interest of any Texaco Acquiring Person), or to shorten or lengthen any time period under the Texaco Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Texaco Rights are not redeemable.

               The above summary of the Texaco Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Texaco Rights Agreement. See "Where You Can Find More Information" on page 66.


                      DESCRIPTION OF TEXACO CAPITAL STOCK

               The summary of the terms of the capital stock of Texaco set forth below does not purport to be complete and is qualified by reference to the Texaco Charter and Texaco Bylaws. Copies of the Texaco Charter and Texaco Bylaws are incorporated by reference herein and will be sent to holders of shares of Texaco Common Stock and Monterey Common Stock upon request. See "Where You Can Find More Information" on page 66. For a comparison of certain provisions of the Texaco Charter and the Monterey Charter, see "Comparison of Stockholder Rights" on page 59.

Authorized Capital Stock

               Under the Texaco Charter, Texaco's authorized capital stock consists of 700,000,000 shares of Texaco Common Stock, par value $3.125 per share, and 30,000,000 shares of Preferred Stock, par value $1.00 per share (the "Texaco Preferred Stock").

Texaco Common Stock

               The holders of Texaco Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Texaco Preferred Stock, holders of Texaco Common Stock are entitled to receive ratably such dividends as may be declared by the Texaco Board out of funds legally available therefor. In the event of a liquidation or dissolution of Texaco, holders of Texaco Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Texaco Preferred Stock.

               Holders of Texaco Common Stock have no preemptive rights and have no rights to convert their Texaco Common Stock into any other securities. All of the outstanding shares of Texaco Common Stock are, and the shares of Texaco Common Stock issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable.

Texaco Preferred Stock

               The Texaco Board is authorized to designate any series of Texaco Preferred Stock and the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof without further action by the holders of Texaco Common Stock. There are 833,333.33 shares designated as Series B Preferred Stock, 67,796.61 shares designated as Series F Preferred Stock, 1,200 shares designated as Market Auction Preferred Stock, and 3,000,000 shares designated as Series D Preferred Stock. As of September 26, 1997, there were outstanding 699,011 shares of Series B ESOP Convertible Preferred Stock, 56,285 shares of Series F ESOP Convertible Preferred Stock, 1,200 shares of Market Auction Preferred Stock, and no shares of Series D Preferred Stock.

Transfer Agent and Registrar

               Texaco is the transfer agent and registrar for the Texaco Common Stock.

Stock Exchange Listing; Delisting and Deregistration of Monterey Common Stock

               It is a condition to the Merger that the shares of Texaco Common Stock issuable in the Merger be approved for listing on the NYSE on or prior to the Effective Time, subject to official notice of issuance. If the Merger is consummated, Monterey Common Stock will cease to be listed on the NYSE.


                                 LEGAL MATTERS

               The validity of the Texaco Common Stock to be issued to Monterey stockholders pursuant to the Merger will be passed upon by Davis Polk & Wardwell, special counsel to Texaco. It is a condition to the consummation of the Merger that Monterey and Texaco receive opinions from Andrews & Kurth and Davis Polk & Wardwell, respectively, with respect to certain tax matters. See "The Merger--Certain U.S. Federal Income Tax Consequences" and "The Merger Agreement--Conditions to the Merger" on pages 18 and 27, respectively.


                                    EXPERTS

               The consolidated financial statements of Texaco for the year ended December 31, 1996, incorporated by reference in this Proxy/Prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

               The financial statements of Monterey Resources, Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               The consolidated balance sheets as of December 31, 1996 and 1995 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 of McFarland Energy, Inc. included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


                         FUTURE STOCKHOLDER PROPOSALS

               Any Texaco stockholder who intends to submit a proposal for inclusion in the proxy materials for the 1998 annual meeting of Texaco stockholders must submit such proposal to the Secretary of Texaco by November 29, 1997. Monterey expects to hold an annual meeting of stockholders in the first calender quarter of 1998 unless the Merger is completed prior thereto. Any Monterey stockholder who intends to submit a proposal for inclusion in the proxy materials for the 1998 annual meeting of Monterey, if any, must submit such proposal to the Secretary of Monterey by November 24, 1997.

               SEC rules set forth standards as to what stockholder proposals are required to be included in a proxy statement for an annual meeting.


                      WHERE YOU CAN FIND MORE INFORMATION

               Monterey and Texaco file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-

0330 for further information on the public reference rooms. The companies' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Such material should also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005.

               Texaco filed a Registration Statement on Form S-4 to register with the SEC the Texaco Common Stock to be issued to Monterey stockholders in the Merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Texaco in addition to being a proxy statement of Monterey for the Special Meeting. As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

               The SEC rules allow Texaco to "incorporate by reference" information into this Proxy Statement/Prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in (or incorporated by reference in) this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Texaco and its finances.

Texaco SEC Filings (File No. 1-27)                           Period
----------------------------------                           ------
Annual Report on Form 10-K                                   Year ended December 31, 1996.

Quarterly Reports on Form 10-Q                               Quarters ended June 30, 1997 and March 31, 1997.

Current Reports on Form 8-K                                  Filed August 19, 1997;  July 25, 1997;  July 22, 1997;
                                                             July 17, 1997; June 19, 1997; April 22, 1997;
                                                             March 19, 1997; January 29, 1997; January 23, 1997;
                                                             January 7, 1997.

Proxy Statement on Schedule 14A for 1997                     Dated March 27, 1997.
   Annual Meeting


               Texaco is also incorporating by reference additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Special Meeting.

               Texaco has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Texaco, and Monterey has supplied all such information relating to Monterey.

               You can obtain copies of any of the documents described above through Texaco or the SEC. Documents incorporated by reference are available from Texaco without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Stockholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Texaco at the following address:

       Texaco Inc.
       2000 Westchester Avenue
       White Plains, New York 10650
       Tel:  (914) 253-4000
       Attention:  Secretary

               If you would like to request documents from Texaco, please do so by October 28, 1997 to receive them before the Special Meeting.

               You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus to vote on the approval of the Merger Agreement and the Merger. Neither Monterey nor Texaco has authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated September 29, 1997. You should not assume that the information contained in the Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of this Proxy Statement/Prospectus to stockholders nor the issuance of Texaco Common Stock in the Merger shall create any implication to the contrary.

               Monterey and the Monterey logo are trademarks or registered trademarks of Monterey Resources, Inc. in the United States and/or other countries. Texaco and the Texaco logo are registered trademarks of Texaco Inc. All other brand and product names are trademarks or registered trademarks of their respective companies.


                             LIST OF DEFINED TERMS

Defined Term                                                           Page
------------                                                           ----

   1933 Act.............................................................20

   1934 Act.............................................................25

   Acquisition Proposal.................................................25

   Adobe................................................................54

   Andrews & Kurth......................................................10

   Antitrust Division...................................................19

   ARCO.................................................................54

   Average Closing Price................................................10

   Bbl..................................................................32

   Bcf..................................................................32

   BLM..................................................................46

   BOE..................................................................16

   California Selected Transactions.....................................16

   CERCLA...............................................................40

   Combined Company.....................................................12

   Consulting Agreements................................................22

   CURE.................................................................41

   DGCL.................................................................20

   DTSC.................................................................41

   Eastside Site........................................................41

   Effective Time.......................................................10

   Engagement Letter....................................................17

   EPA..................................................................40

   EPC..................................................................41

   EPC Trust............................................................41

   EPS..................................................................16

   ESOP.................................................................22

   Exchange Agent.......................................................24

   Executive Officers...................................................22

   FAS..................................................................51

   FASB.................................................................51

   Fidelity.............................................................57

   First Facility.......................................................50

   Flip-In Event........................................................62

   FTC..................................................................19

   GKH..................................................................54

   Goldman, Sachs.......................................................10

   heavy crude..........................................................32

   heavy oil............................................................32

   HSR Act..............................................................19

   IBES.................................................................15

   LA Basin.............................................................37

   Market Auction Preferred Stock.......................................60

   Material Adverse Effect..............................................27

   MBbl.................................................................32

   MBOE.................................................................32

   Mcf..................................................................32

   McFarland............................................................32

   Merger................................................................9

   Merger Agreement......................................................9

   Merger Subsidiary.....................................................9

   MMBbl................................................................32

   MMBOE................................................................32

   MMcf.................................................................32

   Monterey..............................................................9

   Monterey Acquiring Person............................................61

   Monterey Board........................................................9

   Monterey Bylaws......................................................59

   Monterey Charter.....................................................59

   Monterey Common Stock.................................................9

   Monterey Distribution Date...........................................61

   Monterey Preferred Stock.............................................59

   Monterey Purchase Price..............................................61

   Monterey Right.......................................................61

   Monterey Rights Agent................................................27

   Monterey Rights Agreement............................................27

   Monterey Selected Companies..........................................15

   Monterey Stock Acquisition Date......................................61

   NASD.................................................................20

   Net acres............................................................32

   net revenue interest.................................................32 net wells............................................................32

   New CURE.............................................................41

   New Facility.........................................................50

   NQSOs................................................................58

   NYSE.................................................................10

   OII Site.............................................................40

   OSHA.................................................................42

   P/E..................................................................15

   Partnership..........................................................52

   Pre-Tax PV10.........................................................15

   PRP..................................................................40

   Prudential...........................................................52

   Prudential Complaint.................................................52

   Qualified Offer......................................................63

   Record Date..........................................................30

   reserves.............................................................32

   Restricted Period....................................................52

   Ryder Scott..........................................................32

   Santa Fe.............................................................10

   Santa Fe Springs Site................................................41

   SEC..................................................................20

   Selected Transactions................................................16

   Series B Preferred Stock.............................................60

   Series D Preferred Stock.............................................62

   Series F Preferred Stock.............................................60

   SFP..................................................................53

   Special Meeting.......................................................9

   Spin Off.............................................................10

   Stock Consideration..................................................10

   Substitute Option....................................................24

   Superfund............................................................40

   Tax Allocation Agreement.............................................53

   Texaco................................................................9

   Texaco Acquiring Person..............................................62

   Texaco Board.........................................................60

   Texaco Bylaws........................................................59

   Texaco Charter.......................................................59

   Texaco Common Stock..................................................10

   Texaco Distribution Date.............................................62

   Texaco Preferred Stock...............................................65

   Texaco Purchase Price................................................62

   Texaco Right.........................................................62

   Texaco Rights Agent..................................................62

   Texaco Rights Agreement..............................................62

   Texaco Selected Companies............................................15

   Texaco Stock Acquisition Date........................................62

   Vintage..............................................................49

   wells................................................................32

   Western Division.....................................................32

   working interest.....................................................32

   WTI..................................................................46

   ZBI..................................................................58

                  ======================================


                       INDEX TO FINANCIAL STATEMENTS
                     AND FINANCIAL STATEMENT SCHEDULES

                                                                                               Page
MONTEREY RESOURCES, INC.
     Audited Financial Statements
        Report of Independent Accountants...................................................   F - 1
        Statement of Operations for the years ended December 31, 1996, 1995 and 1994........   F - 2
        Balance Sheet at December 31, 1996 and 1995.........................................   F - 3
        Statement of Cash Flows for the years ended December 31, 1996, 1995 and 1994........   F - 4
        Statement of Division Equity and Shareholders' Equity for the years ended December
        31, 1996, 1995 and 1994.............................................................   F - 5
        Notes to Financial Statements.......................................................   F - 6
        Supplemental Information to Financial Statements (Unaudited)........................   F - 19

     Unaudited Financial Statements
        Statement of Operations for the six months ended June 30, 1997 and 1996.............   F - 24
        Balance Sheet at June 30, 1997 and December 31, 1996................................   F - 25
        Statement of Cash Flows for the six months ended June 30, 1997 and 1996.............   F - 26
        Statement of Division Equity and Shareholders' Equity for the six months ended June
        30, 1997 and 1996...................................................................   F - 27
        Notes to Financial Statements.......................................................   F - 28

     Unaudited Pro Forma Consolidated Financial Statements
        Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six
        months ended June 30, 1997..........................................................   F - 34
        Unaudited Pro Forma Condensed Consolidated Balance Sheet at June 30, 1997...........   F - 35
        Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year
        ended December 31, 1996.............................................................   F - 36
        Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements............   F - 37

McFARLAND ENERGY, INC.
     Audited Financial Statements
        Report of Independent Accountants...................................................   F - 39
        Consolidated Balance Sheets at December 31, 1996 and 1995...........................   F - 40
        Consolidated Statements of Operations for the years ended December 31, 1996, 1995
        and 1994............................................................................   F - 41
        Consolidated Statements of Stockholders' Equity for the years ended December 31,
        1996, 1995 and 1994.................................................................   F - 42
        Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995
        and 1994............................................................................   F - 43
        Notes to Consolidated Financial Statements..........................................   F - 44
        Supplemental Information to Consolidated Financial Statements (Unaudited)...........   F - 54

     Unaudited Financial Statements
        Statement of Operations for the six months ended June 30, 1997......................   F - 60
        Balance Sheet at June 30, 1997......................................................   F - 61
        Statement of Cash Flows for the six months ended June 30, 1997......................   F - 62
        Notes to Financial Statements.......................................................   F - 63


                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Monterey Resources, Inc.


In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of division equity and shareholders' equity present fairly, in all material respects, the financial position of Monterey Resources, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP

Houston, Texas
February 20, 1997


                         MONTEREY RESOURCES, INC.
                          STATEMENT OF OPERATIONS
              (in millions of dollars, except per share data)

                                                                                    Year Ended December 31,
                                                                            --------------------------------------
                                                                              1996            1995          1994
                                                                            --------        --------      --------
Revenues
 Sales of crude oil and liquids produced...............................      $269.9         $209.4         $177.1
 Sales of natural gas produced.........................................         1.3            1.9            1.6
 Sales of crude oil purchased..........................................        21.1            6.6           11.9
 Other.................................................................         0.6            0.8            1.3
                                                                              -----          -----          -----
                                                                              292.9          218.7          191.9
                                                                              -----          -----          -----

Costs and Expenses
 Production and operating..............................................       107.8           86.1           87.4
 Cost of crude oil purchased...........................................        20.8            6.5           11.7
 Exploration, including dry hole costs.................................         1.7            2.4            1.4
 Depletion, depreciation and amortization..............................        37.4           32.4           32.0
 General and administrative............................................         8.9            7.3            7.8
 Taxes (other than income).............................................         9.4            7.9            8.7
 Restructuring charges.................................................        --             --              1.1
 Loss (gain) on disposition of properties..............................        --             --             (0.3)
                                                                              -----          -----          -----
                                                                              186.0          142.6          149.8
                                                                              -----          -----          -----

Income from Operations.................................................       106.9           76.1           42.1
 Interest income.......................................................         0.1           --             --
 Interest expense......................................................       (25.0)         (25.8)         (26.4)
 Interest capitalized..................................................         1.1            0.7            0.6
 Other income (expenses)...............................................        --             (0.6)          (0.1)
                                                                              -----          -----          -----
Income before Income Taxes and Extraordinary Items.....................        83.1           50.4           16.2
 Income taxes..........................................................       (28.3)         (16.0)          (4.7)
                                                                              -----          -----          -----
Income Before Extraordinary Items......................................        54.8           34.4           11.5
 Extraordinary items...................................................        (4.5)          --             --
                                                                              -----          -----          -----


Net Income.............................................................       $50.3          $34.4          $11.5
                                                                              =====          =====          =====
Pro forma Per Share Data
 Income before extraordinary items.....................................       $1.00          $0.63          $0.21
 Extraordinary items...................................................       (0.08)           --              --
                                                                              -----          -----          -----
Net Income.............................................................       $0.92          $0.63          $0.21
                                                                              =====          =====          =====
Number of shares used in computing per share amounts (in millions).....        54.8           54.8           54.8
                                                                              =====          =====          =====

The accompanying notes are an integral part of these financial statements.


                         MONTEREY RESOURCES, INC.
                               BALANCE SHEET
                         (in millions of dollars)

                                                                                                December 31,
                                                                                          -----------------------
                                                                                            1996           1995
                                                                                          --------       --------
                                       ASSETS
Current Assets
 Cash and cash equivalents...........................................................    $    9.3        $    --
 Accounts receivable.................................................................        46.4           20.6
 Inventories.........................................................................         1.7            1.4
 Other current assets................................................................         9.3            0.6
                                                                                          -------        -------
                                                                                             66.7           22.6
                                                                                          -------        -------

Properties and Equipment, at cost
 Oil and gas (on the basis of successful efforts accounting).........................     1,016.1          970.8
 Other...............................................................................        14.2           20.0
                                                                                          -------        -------
                                                                                          1,030.3          990.8
 Accumulated depletion, depreciation and amortization................................      (651.3)        (623.5)
                                                                                          -------        -------
                                                                                            379.0          367.3
                                                                                          -------        -------
Other Assets.........................................................................         1.5            1.4
                                                                                          -------        -------
                                                                                           $447.2         $391.3
                                                                                          =======        =======
                               LIABILITIES AND EQUITY
Current Liabilities
 Accounts payable....................................................................       $34.2           $8.3
 Interest payable....................................................................         4.7            6.4
 Taxes payable.......................................................................         5.8            2.0
 Accrued employee benefits...........................................................         1.1            2.7
 Other current liabilities...........................................................         3.0            1.5
                                                                                          -------        -------
                                                                                             48.8           20.9
                                                                                          -------        -------
Long-Term Debt.......................................................................       175.0          245.0
                                                                                          -------        -------
Other Long-Term Obligations..........................................................         3.5            5.7
                                                                                          -------        -------
Deferred Income Taxes................................................................        43.2           74.7
                                                                                          -------        -------
Commitments and Contingencies (Note 11)..............................................        --             --
                                                                                          -------        -------

Shareholders' Equity
 Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares
   issued or outstanding.............................................................        --             --
 Common stock, $0.01 par value, 100,000,000 shares authorized,
   54,757,499 shares issued and outstanding..........................................         0.5           --
 Paid-in capital.....................................................................       170.8           --
 Unamortized restricted stock awards.................................................        (1.0)          --
 Retained earnings...................................................................         6.4           --
 Division equity.....................................................................        --             45.0
                                                                                          -------        -------
                                                                                            176.7           45.0
                                                                                          -------        -------
                                                                                         $  447.2       $  391.3
                                                                                          =======        =======

The accompanying notes are an integral part of these financial statements.



                         MONTEREY RESOURCES, INC.
                          STATEMENT OF CASH FLOWS
                         (in millions of dollars)

                                                                              Year Ended December 31,
                                                                          -----------------------------
                                                                          1996        1995         1994
                                                                         ------      ------       ------
Operating Activities:
 Net income........................................................      $  50.3     $  34.4      $  11.5
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation, depletion and amortization........................         37.4        32.4         32.0
   Deferred income taxes...........................................          4.2         7.7          4.7
   Net loss (gain) on disposition of properties....................           --          --         (0.3)
   Exploratory dry hole costs......................................          0.3         1.0           --
   Other...........................................................           --        (0.2)        (0.1)
   Changes in operating assets and liabilities
     Decrease (increase) in accounts receivable....................        (25.8)        2.0         (5.5)
     Decrease (increase) in other current assets...................         (0.3)        0.5          0.5
     Increase (decrease) in accounts payable.......................         17.6        (2.8)        (3.5)
     Increase (decrease) in interest payable.......................         (1.8)         --           --
     Increase (decrease) in other current liabilities..............          5.8        (2.8)         4.9
     Net change in other assets and liabilities....................         (1.4)        3.5          1.3
                                                                           -----       -----        -----

Net Cash Provided by Operating Activities..........................         86.3        75.7         45.5
                                                                           -----       -----        -----

Investing Activities:
 Capital expenditures, including exploratory dry hole costs........        (43.0)      (52.9)       (27.3)
 Acquisition of producing properties...............................         (3.4)       (1.3)          --
 Proceeds from sales of properties.................................          0.1          --          9.1
 Other investing activities........................................         (8.3)         --          --
                                                                           -----       -----        -----

Net Cash Used in Investing Activities..............................        (54.6)      (54.2)       (18.2)
                                                                           -----       -----        -----

Financing Activities:
 Net proceeds from issuance of common stock
   Initial public offering.........................................        123.6          --           --
   Issued to parent................................................          0.4          --           --
 Principal payments on long-term borrowings........................        (70.0)         --        (12.6)
 Settlement of production payment..................................        (30.0)         --           --
 Net change in revolving credit agreement..........................        (16.0)         --           --
 Dividends to parent...............................................        (30.4)      (21.5)       (14.7)
                                                                           -----       -----        -----

Net Cash Used in Financing Activities..............................        (22.4)      (21.5)       (27.3)
                                                                           -----       -----        -----

Net Increase in Cash and Cash Equivalents..........................          9.3          --           --
Cash and Cash Equivalents at Beginning of Period...................           --          --           --
                                                                           -----       -----        -----

Cash and Cash Equivalents at End of Period.........................      $   9.3     $    --       $   --
                                                                           =====       =====        =====

The accompanying notes are an integral part of these financial statements.


                         MONTEREY RESOURCES, INC.
           STATEMENT OF DIVISION EQUITY AND SHAREHOLDERS' EQUITY
                     (shares and dollars in millions)

                                                 Common Stock                                                           Total
                                                                                                                       Division
                                                                                    Unamortized                       Equity and
                               Division                               Paid-in       Restricted        Retained      Shareholders'
                                Equity        Shares      Amount      Capital      Stock Awards       Earnings          Equity
                               --------      --------    --------    ---------    --------------     ----------    ---------------
Balance at December 31,
 1993.....................     $ 35.3          --        $ --        $  --             $  --           $ --               $ 35.3
Net income................       11.5          --          --           --                --             --                 11.5
Dividends to parent.......      (14.7)         --          --           --                --             --                (14.7)
                               ------        -----       -----        -----            ------          -----              ------

Balance at December 31,
 1994.....................       32.1          --          --           --                --             --                 32.1
Net income................       34.4          --          --           --                --             --                 34.4
Dividends to parent.......      (21.5)         --          --           --                --             --                (21.5)
                               ------        -----       -----        -----            ------          -----              ------

Balance at December 31,
 1995.....................       45.0          --          --           --                --             --                 45.0
Net income................       43.9          --          --           --                --            6.4                 50.3
Dividends to parent.......      (30.4)         --          --           --                --             --                (30.4)
Issuance of common
stock:
 Net assets contributed
   at book value..........      (58.5)        45.4         0.4         22.4              --             --                 (35.7)
 Step-up in tax basis of
   certain assets.........       --            --          --          23.9              --             --                  23.9
 Initial public offering..       --            9.3         0.1        123.5              --             --                 123.6
 Employee stock                  --            0.1         --           1.0             (1.0)           --                  --
   compensation..............
                               ------        -----       -----       ------            ------          -----              ------

Balance at December 31,
   1996...................     $ --           54.8       $ 0.5       $170.8            $(1.0)          $ 6.4              $176.7
                               ======        =====       =====       ======            =====           =====              ======

The accompanying notes are an integral part of these financial statements.




                         MONTEREY RESOURCES, INC.
                       NOTES TO FINANCIAL STATEMENTS

(1) Organization And Basis of Presentation

               Monterey Resources, Inc. (the "Company" or "Monterey") was formed in 1996 to assume the operations of Santa Fe Energy Resources, Inc.'s ("SFR") Western Division (the "Western Division") which conducted SFR's operations in the state of California. The Company's financial statements include (i) the operations of the Western Division for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 through October 31, 1996, and (ii) the operations of the Company for the two months ended December 31, 1996. The financial statements for these periods are presented as if the Western Division existed as a entity separate from SFR and include the historical assets, liabilities, revenues and expenses that are directly related to the Company's operations, and include allocations from certain SFR income statement and balance sheet accounts. Such allocations are considered reasonable by management and are discussed further in Note 4. Certain prior period amounts have been reclassified to conform to current presentation.

               In November 1996, prior to the initial public offering (the "IPO") discussed below, pursuant to a contribution and conveyance agreement, among other things: (i) SFR contributed to Monterey substantially all of the assets and properties of the Western Division, subject to the retention by SFR of a $30.0 million production payment; (ii) the Company assumed all obligations and liabilities of SFR associated with or allocated to the assets and properties of the Western Division, including $245.0 million of indebtedness in respect of SFR's 10.23% Series E Notes due 1997, 10.27% Series F Notes due 1998 and 10.61% Series G Notes due 2005 (the "Series E Notes", "Series F Notes" and "Series G Notes", respectively); (iii) Monterey agreed to purchase from SFR an $8.3 million promissory note receivable, which bears interest at prime plus 2%, compounded quarterly, related to the sale to a third party of certain surface acreage located in Orange County, California and secured by a Deed of Trust thereon, and (iv) Monterey agreed to pay certain investment advisory fees which approximate $3.5 million on behalf of SFR, payable only upon the occurrence of the Spin Off (See Note 3). Also prior to the IPO, Monterey and SFR entered into a $75.0 million revolving credit facility with a group of banks (the "Credit Facility") and borrowed $16.0 million which was retained by SFR.

               In exchange for the net assets contributed, the Company issued 45,350,000 shares of its common stock to SFR. The transfer of assets resulted in a step-up in the tax basis of certain transferred assets, and the Company recorded a $23.9 million deferred tax asset related to the step-up as a credit to paid-in capital.

               In November 1996 Monterey completed its IPO, selling 9,335,000 shares of its common stock for total consideration of $123.6 million (after deducting underwriting discounts of $9.1 million and other costs of $2.6 million). The proceeds from the IPO were used in part to (i) repay the Series E Notes and the Series F Notes ($70.0 million) and pay a prepayment penalty thereon of $2.5 million; (ii) retire the production payment ($30.0 million);
(iii) repay the $16.0 million outstanding under the Credit Facility; and (iv) pay a $2.0 million fee with respect to a supplement to the indenture relating to SFR's 11% Senior Subordinated Debentures due 2004 to permit the IPO and the Spin Off (as defined in Note 3) to proceed without the occurrence of a breach or default under such indenture. Subsequent to the IPO, Monterey issued $175.0 million in aggregate principal amount of 10.61% Senior Notes due 2005 (the "Senior Notes") to holders of the Series G Notes in exchange for the cancellation of such notes and paid a $1.3 million consent fee in connection therewith. In December 1996 the Company purchased the previously mentioned $8.3 million note receivable, which bears interest at prime plus 2% and matures on June 30, 1997, from SFR for cash.

               The costs and expenses relating to the early extinguishment of debt assumed in the IPO as discussed above, and $1.0 million of related transaction costs, are reflected in the Statement of Operations as an extraordinary item, net of $2.3 million in income taxes.

               At December 31, 1996, SFR owned 82.8% of the Company's outstanding common stock. SFR has announced that it intends to distribute pro rata to its common shareholders all of the shares of the Company's common stock that it owns by means of a tax-free distribution. See Note 3.

(2) Summary of Significant Accounting Policies

               Oil and Gas Operations

               The Company follows the successful efforts method of accounting for its oil and gas exploration and production activities. Costs (both tangible and intangible) of productive wells and development dry holes, as well as the cost of prospective acreage, are capitalized. The costs of drilling and equipping exploratory wells which do not find proved reserves are expensed upon determination that the well does not justify commercial development.
Other exploratory costs, including geological and geophysical costs and delay rentals, are charged to expense as incurred.

               Depletion and depreciation of proved properties are computed on an individual field basis using the unit-of-production method based upon proved oil and gas reserves attributable to the field. Certain other oil and gas properties are depreciated or amortized on a straight-line basis.

               In the fourth quarter of 1995 the Company changed its impairment policy to conform to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In accordance with the provisions of SFAS No. 121 individual proved properties are reviewed periodically to determine if the carrying value of the property exceeds the expected undiscounted future net cash flows from the operation of the property. Based on this review and the continuing evaluation of development plans, economics and other factors, as appropriate, the Company records impairment (additional depletion and depreciation) to the extent that the carrying value of the property exceeds the fair value, based on discounted future net cash flows. No impairments were recorded in connection with the adoption of SFAS No. 121.

               The Company provides for future abandonment and site restoration costs with respect to certain of its oil and gas properties. The Company estimates that with respect to these properties such future costs total approximately $19.1 million and such amount is being accrued using unit-of-production rates over the expected life of the properties. At December 31, 1996 and 1995, Accumulated Depletion, Depreciation and Amortization includes $6.2 million and $4.8 million, respectively, of such costs.

               The value of undeveloped acreage is aggregated and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized to expense over the average holding period. Additional amortization may be recognized based upon periodic assessment of prospect evaluation results. The cost of properties determined to be productive is transferred to proved properties; the cost of properties determined to be nonproductive is charged to accumulated amortization.

               Maintenance and repairs are expensed as incurred; major renewals and improvements are capitalized. Gains and losses arising from sales of properties are included in income currently.

               The Company's financial statements reflect its proportionate interest in the revenues, costs, expenses and capital with respect to properties in which its ownership is less than 100%.

               Revenue Recognition

               Revenues from the sale of crude oil and liquids produced are generally recognized upon the passage of title (generally when the crude oil and liquids leave the field), net of royalties and net profits interests. Revenues from sales of crude oil purchased relate to the sales of low viscosity crude oil purchased and blended with certain of the Company's high viscosity, low gravity crude oil production, either to facilitate pipeline transportation or to realize higher marketing margins. The cost to purchase such crude oil is reflected as an expense. Revenues from natural gas production are generally recorded using the entitlement method, net of royalties and net profits interests.

               From time to time a portion of the Company's oil sales have been hedged. See Note 11--Commitments and Contingencies--Hedging.

               Accounts Receivable

               Accounts Receivable relates primarily to sales of oil and gas and amounts due from joint interest partners for expenditures made by the Company on behalf of such partners. The Company reviews the financial condition of potential purchasers and partners prior to signing sales or joint interest agreements.

               Inventories

               Inventories are valued at the lower of cost (average price or first-in, first-out) or market. Crude oil inventories at December 31, 1996 and 1995 were $0.9 million and $0.8 million, respectively, and materials and supplies inventories at such dates were $0.8 million and $0.6 million, respectively.

               Environmental Expenditures

               Environmental expenditures relating to current operations are expensed or capitalized, as appropriate, depending on whether such expenditures provide future economic benefits. Liabilities are recognized when the expenditures are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Generally, such recognition coincides with the Company's commitment to a formal plan of action.

               Income Taxes

               The Company is included in the consolidated tax return of SFR and records a provision for income taxes under the terms of the Tax Allocation Agreement with SFR (See Note 12). The Company follows the asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are determined using the tax rate for the period in which those amounts are expected to be received or paid, based on a scheduling of temporary differences between the tax bases of assets and liabilities and their reported amounts. Under this method of accounting for income taxes, any future changes in income tax rates will affect deferred income tax balances and financial results.

               Use of Estimates

               The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

               Pro Forma Per Share Data

               Common shares outstanding at November 19, 1996, the closing date of the Company's IPO, have been included in the pro forma per share calculations as if such shares were outstanding for all periods prior to November 19, 1996.

(3) Intended Spin Off

               SFR has announced that it intends to distribute pro rata to its common shareholders all of the shares of the Company's common stock it owns by means of a tax-free distribution (the "Spin Off"). SFR's final determination to proceed will require a declaration of the Spin Off by SFR's board of directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of SFR, are satisfied, including: (i) receipt by SFR of a ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off, (ii) approval of the Spin Off by SFR's stockholders; (iii) the absence of any future change in future market or economic conditions (including developments in the capital markets) or SFR's or the Company's business and financial condition that causes SFR's board to conclude that the Spin Off is not in the best interests of SFR's shareholders. The Company has been advised by SFR that it does not expect the Spin Off to occur prior to August 1997. If SFR consummates the Spin Off, the increased shares available in the marketplace may have an adverse effect on the market price of the Company's common stock. Monterey has been advised by SFR that as of December 31, 1996, SFR had approximately 38,500 shareholders of record.

               Pursuant to the terms of a letter agreement dated as of June 13, 1996, a fee will be payable by the Company to Chase Securities Inc. and Petrie Parkman & Co., Inc. upon consummation of the Spin Off. The total amount of such fee is equal to the product of (a) the sum of the market value of the shares of the Company's common stock distributed in the Spin Off (based upon the average closing price of the Company's common stock during the ten trading days after the Spin Off) plus the aggregate principal amount of long-term indebtedness assumed by the Company in connection with the Spin Off (which totalled $175.0 million) times (b) 0.5%, less $1.0 million. If the market value of the Company's common stock at the time of the Spin Off is $16.00 per share, the Company estimates the total fee payable would be approximately $3.5 million, of which $1.75 million would be payable to each of Chase Securities and Petrie Parkman. In addition, a fee of $400,000 will be payable to GKH Partners, L.P., of which $200,000 will be payable by each of the Company and SFR. One of the Company's directors is associated with GKH Partners.

(4) Related-Party Transactions

               The financial statements for Western Division for each of the periods presented include certain allocations from SFR income statement and balance sheet accounts, which are considered reasonable and necessary by management to properly reflect the actual costs incurred of the Western Division's operations. The Western Division's results of operations include corporate overhead allocations as follows: (i) production and operating expense includes $2.4 million in 1996, $1.9 million in 1995 and $3.0 million in 1994; (ii) exploration expense includes $0.3 million in 1996, $0.5 million in 1995 and $0.5 million in 1994; and (iii) general and administrative expense includes $5.3 million in 1996, $6.4 million in 1995 and $7.9 million in 1994. If the Western Division had been a separate, unaffiliated entity, the Company estimates that general and administrative expense would have been higher by $0.6 million, $2.1 million and $1.2 million in 1996, 1995 and 1994, respectively. SFR provided cash management services to the Western Division through a centralized treasury system and therefore all intercompany accounts were settled daily and no cash balances were maintained by the Western Division. All cash generated from the Western Division's operations, after considering revenues and deductions for expenses (including corporate allocations), capital expenditures and working capital requirements, were deemed to be cash dividends to SFR.

               SFR provides various administrative and financial services to the Company, including administration of certain employee benefits plans, access to telecommunications, corporate legal assistance and certain other corporate staff and support services. The Company and SFR have entered into a Services Agreement under which the Company pays a fee of $120,000 per month for such services until such time as the Company assumes full responsibility during 1997 for each of the services covered by the agreement. General and administrative expense for 1996 includes $240,000 of such costs.

               See Note 1 for a discussion of the Company's purchase of an $8.3 million promissory note from SFR, Note 3 for discussion of advisory fees payable upon consummation of the Spin Off to an affiliate of one of the Company's directors and Note 10 for discussion of the participation of certain of the Company's employees in SFR's employee benefit and pension plans.

(5) Cash Flows

               The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               The Company made interest payments of $26.8 million, $25.8 million and $26.3 million in 1996, 1995 and 1994, respectively.

(6) Financing and Debt

               Long-Term Debt at December 31, 1996 and 1995 consisted of (in millions of dollars):

                                             December 31,
                           -----------------------------------------------
                                    1996                      1995
                           ---------------------     ---------------------
                           Current     Long-Term     Current     Long-Term
                           -------     ---------     -------     ---------
Senior Notes.............     --          175.0         --            --
SFR Series E & F Notes...     --            --          --           70.0
SFR Series G Notes.......     --            --          --          175.0
                            ------       ------       ------        ------
                              --          175.0         --          245.0
                            ======       ======       ======        ======

               In November 1996 the Company issued the Senior Notes which were exchanged for $175.0 million of senior notes previously issued by SFR. The Senior Notes bear interest at 10.61% per annum and mature $25 million per year in each of the years 1999 through 2005.

               Effective November 13, 1996 the Company entered into the Credit Facility which matures November 13, 2000. The Credit Facility permits the Company to obtain revolving credit loans and issue letters of credit up to an aggregate amount of up to $75.0 million, with the aggregate amount of letters of credit outstanding at any time limited to $15.0 million. Borrowings are unsecured and interest rates are tied to the bank's prime rate or eurodollar rate, at the option of the Company.

               The Credit Facility and Senior Notes include covenants that restrict the Company's ability to take certain actions, including the ability to incur additional indebtedness and to pay dividends on capital stock. Under the most restrictive of these covenants, at December 31, 1996, the Company could incur up to $253.4 million of additional indebtedness, or incur a lesser amount and pay dividends of up to $61.7 million. The Company's ability to pay dividends is limited by provisions in the Credit Facility and the Senior Notes prohibiting the payment of more than $31.0 million in dividends to SFR in any fiscal year prior to the Spin Off.

               At December 31, 1996, the Company had $2.3 million of outstanding letters of credit.

               In 1994 the Company retired the $12.6 million outstanding balance of a term loan which the Company had incurred in 1991 in connection with the purchase of certain producing properties.

(7) Fair Value of Financial Instruments

               SFAS No. 107 "Disclosure About Fair Value of Financial Instruments" requires the disclosure, to the extent practicable, of the fair value of financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences, if any, of realization or settlement. The following table reflects the financial instruments for which the fair value differs from the carrying amount of such financial instrument in the Company's December 31, 1996 and 1995 balance sheets (in millions of dollars):

                               1996                         1995
                       --------------------         --------------------
                       Carrying        Fair         Carrying        Fair
                        Amount         Value         Amount         Value
                       --------        ----         --------        ----
Long-Term Debt.....      175.0         199.9          245.0         267.9



               The fair value of the Company's long-term debt is based upon current borrowing rates available for financings with similar terms and maturities.

(8) Segment Information

               The principal business of the Company consists of the acquisition, exploration and development of oil and gas properties and the production and sale of crude oil and liquids and natural gas. All such operations are located in the United States.

               Crude oil and liquids accounted for about 99% of revenues in 1996, 1995 and 1994. The following table (which, with respect to certain properties, includes royalty and working interest owners' share of production) reflects sales to crude oil purchasers who accounted for more than 10% of the Company's crude oil and liquids revenues (in millions of dollars):

                                         Year Ended
                                        December 31,
                                  -------------------------
                                  1996       1995      1994
                                  ----       ----      ----
Shell Oil Company...........        35        44        42
Celeron Corporation.........        22        28        31


(9) Shareholders' Equity

               Common Stock

               In a public offering in November 1996 the Company issued 9,335,000 shares of common stock. The issue price was $14.50 per share and the Company received total proceeds of $123.6 million, after deducting underwriting costs of $9.1 million and other costs of $2.6 million. Immediately prior to the IPO the Company issued 45,350,000 shares to SFR in exchange for the net assets of the Western Division.

               The Company currently intends to pay to its stockholders a quarterly dividend of $0.15 per share of common stock ($0.60 annually). The first dividend has been declared and will be paid in April 1997, consisting of a pro rated dividend of $0.22 in respect of the Company's first partial quarter ended December 31, 1996, and for its first full quarter of operations ending March 31, 1997.

               1996 Incentive Stock Compensation Plan

               Under the terms of the Monterey Resources, Inc. 1996 Incentive Stock Compensation Plan (the "Plan") the Company may grant options and awards with respect to no more than 3,000,000 shares of common stock to officers, directors and key employees. Up to 500,000 of such shares may be issued as Restricted Stock. During 1996, the Company granted options on 248,500 shares at an average exercise price of $14.59 per share, with each option granted having an average fair value of $7.77 per share. The grants, which were awarded at the market price at the date of the grant, have a ten-year term and vest 20% per year over five years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) expected dividend yield--0%; (ii) expected stock price volatility--24%; (iii) risk-free interest rate--6.4%; (iv) expected life of options--10 years.

               During 1996 the Company also issued 72,499 restricted shares in accordance with the terms of the plan, which vest over a five-year period from the date of grant.

               Notwithstanding anything in the Plan or any Award agreement to the contrary, generally no 1996 Award shall become exercisable or payable (even if vested) prior to the first anniversary of the date the Company is spun off by SFR, or during any such additional period, if any, as may be recommended by counsel to the Company as necessary or helpful to the tax-free status of the Spin Off.

               In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"), which established financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 encourages companies to adopt a fair value based method of accounting for such plans but continues to allow the use of the intrinsic value method prescribed for Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to continue to account for stock-based compensation in accordance with APB 25. If the Company had elected to recognize compensation costs based on the fair value of options granted as prescribed by FAS 123, net income and the related per share amounts would have been unchanged.

               During the initial phase-in period, the effects of applying FAS 123 for recognizing compensation cost on a pro forma basis may not be representative of the effects on reported earnings for future periods since the options granted vest over several periods and additional awards will be made in future periods.

(10)  Pension and Other Employee Benefit Plans

               Pension Plans

               The Company sponsors a pension plan covering certain hourly-rated employees in California (the "Hourly Plan"). The Hourly Plan provides benefits that are based on a stated amount for each year of service. The Company annually contributes amounts which are actuarially determined to provide the Hourly Plan with sufficient assets to meet future benefit payment requirements.

               The following table sets forth the funded status of the Hourly Plan at December 31, 1996 and 1995 (in millions of dollars):

                                                                                   1996         1995
                                                                                  ------       ------
Plan assets at fair value, primarily invested in fixed-rate securities.....        9.5          8.7
Actuarial present value of projected benefit obligations
 Accumulated benefit obligations
   Vested..................................................................      (10.9)       (10.4)
   Nonvested...............................................................       (0.4)        (0.4)
                                                                                 -----        -----
Excess of projected benefit obligation over plan assets....................       (1.8)        (2.1)
Unrecognized net (gain) loss from past experience different
 from that assumed and effects of changes in assumptions...................       (0.4)        (0.3)
Unrecognized prior service cost............................................        0.4          0.4
Unrecognized net obligation................................................        1.0          1.2
Additional minimum liability...............................................       (1.1)        (1.3)
                                                                                 -----        -----
Accrued pension liability..................................................       (1.9)        (2.1)
                                                                                 =====        =====

Major assumptions at year-end
 Discount rate.......................................      7.50%      7.50%
 Expected long-term rate of return on plan assets....      8.50%      8.50%



               The following table sets forth the components of pension expense for the Hourly Plan for 1996, 1995 and 1994 (in millions of dollars):

                                                  Year Ended
                                                 December 31,
                                       ---------------------------------
                                        1996          1995         1994
                                       ------        ------       ------
Service cost.....................        0.2          0.2          0.2
Interest cost....................        0.8          0.8          0.8
Return on plan assets............       (0.9)        (1.4)        (0.4)
Net amortization and deferral....        0.4          0.9          --
                                       -----        -----        -----
                                         0.5          0.5          0.6
                                       =====        =====        =====


               The Company's salaried personnel participate in the SFR defined benefit retirement plan (the "SFR Plan") and a nonqualified supplemental retirement plan (the "Supplemental Plan"). The Supplemental Plan will pay benefits to participants in the SFR Plan in those instances where the SFR Plan formula produces a benefit in excess of limits established by ERISA and the Tax Reform Act of 1986. Benefits payable under the SFR Plan are based on years of service and compensation during the five highest paid years of service during the ten years immediately preceding retirement. SFR's funding policy is to contribute annually not less than the minimum required by ERISA and not more than the maximum amount deductible for income tax purposes. The Company has been allocated its proportionate share of the expense associated with such plans. The Company's share of such expenses totaled $0.4 million, $0.2 million and $0.2 million in 1996, 1995, and 1994 respectively.

               Postretirement Benefits Other than Pensions

               SFR provides healthcare and life insurance benefits for substantially all employees who retire under the provisions of a SFR-sponsored retirement plan and their dependents. Participation in the plans is voluntary and requires a monthly contribution by the employee. Effective January 1, 1993 SFR adopted the provisions of SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement requires the accrual, during the years the employee renders service, of the expected cost of providing postretirement benefits to the employee and the employee's beneficiaries and covered dependents. The Company has been allocated its proportionate share of SFR's expense with respect to such benefits. The Company's share of such expense totaled $0.2 million in 1996 and $0.1 million in each of 1995 and 1994.

               Savings Plan

               SFR has a savings plan available to substantially all salaried employees and intended to qualify as a deferred compensation plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). SFR will match employee contributions for an amount up to 4% of each employee's base salary. In addition, if at the end of each fiscal year SFR's performance for such year has exceeded certain predetermined criteria, each participant will receive an additional matching contribution equal to 50% of the regular matching contribution. The Company has been allocated its proportionate share of contributions to the 401(k) Plan, which are charged to expense. The Company's share of such contributions totaled $0.3 million in 1996 and $0.2 million in each of 1995 and 1994.

(11)  Commitments and Contingencies

               Hedging

               The Company's 1996 and 1995 financial statements include the impact of oil and gas hedging losses which were allocated by SFR. SFR from time to time enters into such transactions in order to reduce exposure to fluctuations in market prices of oil and natural gas. Oil hedging losses were allocated to the Company based upon relative production volumes and were recognized as a reduction of oil revenues in the period in which the hedged production was sold. Such amounts totaled $3.1 million and $0.1 million in 1996 and 1995, respectively. Currently the Company has no oil hedges in place and, going forward, the Company does not expect to hedge a substantial portion of its oil production.

               Additionally, during the first six months of 1996, SFR hedged 20 MMcf per day of the natural gas purchased for use in the Company's steam generation operations. Such hedges, which terminated at the end of the second quarter, resulted in a $3.2 million increase in the Company's production and operating costs. While the Company currently has no natural gas hedges in place, the Company's management may determine that such arrangements are appropriate in the future in order to reduce the Company's exposure to increases in gas prices.

               Spin Off Tax Indemnity Agreement

               To protect SFR from Federal and state income taxes, penalties, interest and additions to tax that would be incurred by it if the Spin Off by SFR were determined to be a taxable event, the Company and SFR have entered into an agreement under which the Company has agreed to indemnify SFR with respect to tax liabilities resulting primarily from actions taken by the Company at any time during the one-year period after the Spin Off (or if certain tax legislation is enacted and is applicable to the Spin Off, such longer period as is required for the Spin Off to be tax free to SFR) (the "Restricted Period"). The Company has also agreed that, unless it obtains an opinion of counsel or a supplemental ruling from the Internal Revenue Service that such action will not adversely affect the qualification of the Spin Off as tax-free, the Company will not merge or consolidate with another corporation, liquidate or partially liquidate, sell or transfer all or substantially all of its assets or redeem or otherwise repurchase any of its stock or issue additional shares of the Company's capital stock during such Restricted Period. The Company's obligations under this agreement could possibly deter offers or other efforts by third parties to obtain control of the Company during such Restricted Period, which could deprive the Company's stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

               The indemnity agreement will apply if the Spin Off occurs prior to December 31, 1997. The Company believes that if the Company is required to make payments pursuant to such agreement, the amount that the Company would pay to SFR would have a material adverse effect on the Company's financial condition. The actions for which the Company is required to indemnify SFR pursuant to this agreement are within the Company's control, and the Company has no intention of taking any actions during the Restricted Period that would have such effect.

               Environmental Regulation

               Federal, state and local laws and regulations relating to environmental quality control affect the Company in all of its oil and gas operations. Set forth below are descriptions of three sites for which the Company has been identified as a potentially responsible party ("PRP") and for which the Company may be held jointly and severally liable with other PRPs.

               The Company has been identified as one of over 250 PRPs at a Superfund site in Los Angeles County, California (the "OII site"). The site was operated by a third party as a waste disposal facility from 1948 until 1983. The Environmental Protection Agency ("EPA") is requiring the PRPs to undertake remediation of the site in several phases, which include site monitoring and leachate control, gas control and final remediation. In November 1988 the EPA and a group of PRPs that includes the Company entered into a consent decree covering the site monitoring and leachate control phases of remediation. The Company was a member of the group Coalition Undertaking Remediation Efforts ("CURE") which was responsible for constructing and operating the leachate treatment plant. This phase is now complete and the Company's share of costs with respect to this phase was $1.6 million ($0.9 million after recoveries from working interest participants in the unit in which the wastes were generated). Another consent decree provides for the predesign, design and construction of a gas plant to harness and market methane gas emissions. The Company is a member of the New CURE group which is responsible for the gas plant construction and operation and landfill cover. Currently, New CURE is in the design stage of the gas plant. The Company's share of costs of this phase is expected to be $1.9 million and such costs have been provided for in the financial statements. Pursuant to consent decrees settling lawsuits against the municipalities and transporters not named by the EPA as PRPs, such parties are required to pay approximately $84 million of which approximately $76 million will be credited against future expenses. The EPA and the PRPs are currently negotiating the final closure requirements. After taking into consideration the credits from the municipalities and transporters, the Company estimates that its share of final costs of the closure will be approximately $0.8 million which amount has been provided for by the Company in its financial statements. The Company has entered into a Joint Defense Agreement with the other PRPs to defend against a lawsuit filed in September 1994 by ninety-five homeowners alleging, among other things, nuisance, trespass, strict liability and infliction of emotional distress. A second lawsuit has been filed by thirty-three additional homeowners and the Company and the other PRPs have entered into a Joint
Defense Agreement. At this stage of the lawsuit the Company is not able to estimate costs or potential liability.

               In 1994 the Company received a request from the EPA for information pursuant to Section 104(e) of CERCLA and a letter ordering the Company and seven other PRPs to negotiate with the EPA regarding implementation of a remedial plan for a site located in Santa Fe Springs, California (the "Santa Fe Springs Site"). The Company owned the property on which the site is located from 1921 to 1932. During that time the property was leased to another company and in 1932 the property was sold to that company. During the time the other company leased or owned the property and for a period thereafter, hazardous wastes were allegedly disposed at the site. Total past and future costs for remediation are estimated to be approximately $8.0 million. The Company filed its response to the Section 104(e) order setting forth its position and defenses based on the fact that the other company was the lessee and operator of the site during the time the Company was the owner of the property. However, the Company has also given its Notice of Intent to comply with the EPA's order to prepare a remediation design plan. The PRPs estimate total cost to complete this final remediation to be $3 million and the Company has provided $250,000 for such costs in its financial statements.

               In 1995 the Company and twelve other companies received notice that they have been identified as PRPs by the California Department of Toxic Substances Control (the "DTSC") as having generated and/or transported hazardous waste to the Environmental Protection Corporation ("EPC") Eastside Landfill during its fourteen-year operation from 1971 to 1985 (the "Eastside Site"). EPC has since liquidated all assets and placed the proceeds in trust (the "EPC Trust") for closure and post-closure activities. However, these monies may not be sufficient to close the site. The PRPs have entered into an enforceable agreement with the DTSC to characterize the contamination at the site and prepare a focused remedial investigation and feasibility study. The DTSC has agreed to implement reasonable measures to bring new PRPs into the agreement. The DTSC will address subsequent phases of the cleanup, including remedial design and implementation in a separate order agreement. The cost of the remedial investigation and feasibility study is estimated to be $0.8 million, the cost of which will be shared by the PRPs and the EPC Trust. The ultimate costs of subsequent phases will not be known until the remedial investigation and feasibility study is completed and a remediation plan is accepted by the DTSC. The Company currently estimates final remediation could cost $2 million to $6 million and believes the monies in the EPC Trust will be sufficient to fund the lower end of this range of costs. The Company has provided $80,000 in its financial statements for its share of costs related to this site.

               Pursuant to the Contribution Agreement, the Company agreed to indemnify and hold harmless SFR from and against any costs incurred in the future relating to environmental liabilities of the Western Division assets (other than the assets retained by SFR), including any costs or expenses incurred at any of the OII Site, the Santa Fe Springs Site and the Eastside Site, and any costs or liabilities that may arise in the future that are attributable to laws, rules or regulations in respect of any property or interest therein located in California and formerly owned or operated by the Western Division or its predecessors. SFR agreed to indemnify the Company from and against any costs relating to environmental liabilities of any assets or operations of SFR (whether or not currently owned or operated by SFR) to the extent not attributable to the Western Division (other than the assets retained by SFR).

               Employment Agreements

               The Company has entered into employment agreements ("Employment Agreements") with eight key employees. The initial term of seven of the agreements expire on December 31, 1998; however, beginning January 1, 1998 and on each January 1 thereafter the term of the agreements will automatically be extended for additional one-year periods, unless by September 30 of the preceding year the Company gives notice that the agreement will not be so extended. The term of each is automatically extended for a period of two years following a Change in Control (as defined herein). The other employment agreement has an initial term which expires on December 31, 1999, is automatically extended for one-year periods beginning January 1, 1999 and is automatically extended for a three-year period following a Change in Control.

               In the event that following a change in control employment is terminated for reasons specified in the Employment Agreements, the agreements provide for (i) payment of certain amounts to the employee based on the employee's salary and bonus under the Company's Incentive Compensation Plan;
(ii) payout of nonvested restricted stock, phantom units, stock options, if any, and (iii) continuation of certain insurance benefits for a period of up to 24 to 36 months. The payments and benefits are payable pursuant to the Employment Agreements only to the extent they are not paid out under the terms of any other plan of the Company. In addition, payments and benefits under certain employment agreements are subject to further limitation based on certain provisions of the Internal Revenue Code.

               Operating Leases

               The Company has noncancellable agreements with terms ranging from one to six years to lease office space and equipment. Minimum rental payments due under the terms of these agreements are: 1997--$1.7 million, 1998--$1.5 million, 1999--$1.4 million, 2000--$1.2 million, 2001--$1.2 million and $5.5 million thereafter. Rental payments made under the terms of noncancellable agreements totaled $1.3 million in 1996, $0.8 million in 1995 and $0.9 million in 1994.

               Other Matters

               The Company has certain long-term contracts ranging up to eleven years for the supply and transportation of approximately 20 million cubic feet per day of natural gas to the Company's operations in Kern County, California. In the aggregate, these contracts involve a minimum commitment on the part of the Company of approximately $18.6 million per year (based on prices equal to 102% of the applicable index and transportation charges in effect for December 1996).

               There are other claims and actions, including certain other environmental matters, pending against the Company. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business, financial condition or liquidity of the Company.

(12)  Income Taxes

               Monterey is included in the consolidated tax returns of SFR, and pursuant to the Tax Allocation Agreement, the Company pays to SFR an amount approximating the federal, state and local tax liability it would have paid if it was an unaffiliated company. Accordingly, the amounts reflected in the financial statements, for all periods presented, have been prepared as if Monterey was not a member of SFR's consolidated group.

               During 1995 SFR elected for federal income tax purposes to capitalize, rather than expense, intangible drilling costs attributable to the Company's operations (which aggregated $23 million and $22 million in 1996 and 1995, respectively). Current federal tax expense includes $5.8 million and $7.0 million in 1996 and 1995, respectively, as a result of such election. After the Company ceases to be a member of SFR's consolidated group, it intends to elect to expense such costs thereafter incurred.

               The Company's income tax expense for the years ended December 31, 1996, 1995 and 1994 is presented below. Such amounts for 1996 include a current and deferred tax benefit of $2.2 million and $0.1 million, respectively, related to the Company's extraordinary debt extinguishment costs.

                             1996        1995        1994
Current                     ------      ------      ------
 U.S. federal.........       15.7         5.0         --
 State................        6.1         3.3         --
                             ----         ---        ---
                             21.8         8.3         --
                             ----         ---        ---
Deferred
 U.S. federal.........        3.7         6.4         3.0
 State................        0.4         1.3         1.7
                             ----        ----         ---
                              4.1         7.7         4.7
                             ----        ----         ---
                             25.9        16.0         4.7
                             ====        ====         ===


               The Company's deferred income tax liabilities (assets) at December 31, 1996 and 1995 are composed of the following differences between financial and tax reporting (in millions of dollars):

                                                           1996         1995
                                                           ----         ----

Capitalized costs and write-offs.....................       40.8         72.4
State deferred liability.............................       10.1         17.0
                                                            ----         ----
Gross deferred liabilities...........................       50.9         89.4
                                                            ----         ----
Accruals not currently deductible for tax purposes...       (5.8)        (7.3)
EOR credit carryforwards.............................       (1.9)        (4.6)
AMT credit carryforwards.............................        --          (2.8)
                                                            ----         ----
Gross deferred assets................................       (7.7)       (14.7)
                                                            ----         ----
Deferred tax liability...............................       43.2         74.7
                                                            ====         ====



               A reconciliation of the Company's U.S. income tax expense computed by applying the statutory U.S. federal income tax rate to the Company's income before income taxes for the years ended December 31, 1996, 1995 and 1994 is presented in the following table (in millions of dollars):

                                                 1996       1995       1994
                                                 ----       ----       ----

U.S. federal income taxes at statutory rate.      26.7       17.6        5.7
Increase (reduction) resulting from:
 State income taxes, net of federal effect..       4.2        3.0        1.1
 Enhanced oil recovery credit...............      (5.2)      (4.2)      (2.5)
 Permanent differences......................       0.2       (0.2)      (0.2)
 Other......................................       --        (0.2)       0.6
                                                  ----       ----        ---
                                                  25.9       16.0        4.7
                                                  ====       ====        ===



                         MONTEREY RESOURCES, INC.
                         SUPPLEMENTAL INFORMATION
                    TO FINANCIAL STATEMENTS (UNAUDITED)

Oil and Gas Reserves and Related Financial Data

               Information with respect to the Company's oil and gas producing activities, all of which are located in the United States, is presented in the following tables. Reserve quantities as well as certain information regarding future production and discounted cash flows were determined by independent petroleum consultants, Ryder Scott Company.

               Oil and Gas Reserves

               The following table sets forth the Company's net proved oil and gas reserves at December 31, 1996, 1995, 1994 and 1993 and the changes in net proved oil and gas reserves for the years ended December 31, 1996, 1995 and 1994.

                                                  Crude Oil          Natural
                                                 and Liquids           Gas
                                                   (MMBBLS)           (BCF)
                                                 -----------         -------
Proved reserves at December 31, 1993.......          183.6            11.8
 Revisions of previous estimates...........            9.9             2.9
 Improved recovery techniques..............           12.6             --
 Purchases of minerals-in-place............            0.2             0.1
 Production................................          (15.1)           (1.4)
                                                     -----            ----
Proved reserves at December 31, 1994.......          191.2            13.4
 Revisions of previous estimates...........            9.7             0.9
 Improved recovery techniques..............           13.7             --
 Purchases of minerals-in-place............            0.1             --
 Production................................          (15.2)           (1.9)
                                                     -----            ----
Proved reserves at December 31, 1995.......          199.5            12.4
 Revisions of previous estimates...........           12.0             1.1
 Improved recovery techniques..............           14.4             --
 Purchases of minerals-in-place............            7.6             --
 Production................................          (17.1)           (1.3)
                                                     -----            ----
Proved reserves at December 31, 1996.......          216.4            12.2
                                                     =====            ====

Proved developed reserves at December 31:
 1996......................................          171.0             9.5
 1995......................................          157.1             9.2
 1994......................................          140.2             9.4
 1993......................................          140.8             9.0



               Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimated Present Value of Future Net Cash Flows

               Estimated future net cash flows from the Company's proved oil and gas reserves at December 31, 1996, 1995 and 1994 are presented in the following table (in millions of dollars, except as noted):

                                                                                 1996           1995           1994
                                                                              ---------      ---------      ---------
Future cash inflows.......................................................     4,169.3        2,763.0        2,428.5
Future production costs...................................................    (2,178.0)      (1,383.6)      (1,219.9)
Future development costs..................................................      (170.6)        (170.0)        (167.9)
Future income tax expenses................................................      (638.4)        (421.5)        (352.7)
                                                                               -------        -------        -------
 Net future cash flows....................................................     1,182.3          787.9          688.0
Discount at 10% for timing of cash flows..................................      (501.6)        (361.5)        (321.9)
                                                                               -------        -------        -------
Present value of future net cash flows from proved reserves
(standardized measure)....................................................       680.7          426.4          366.1
                                                                               =======        =======        =======
Present value of pretax future net cash flows from proved reserves........     1,047.8          654.4          553.8
                                                                               =======        =======        =======


Average sales prices
 Oil ($/Barrel).............      19.19      13.78      12.62
 Natural gas ($/Mcf)........       1.38       0.98       1.07



               The following table sets forth the changes in the present value of estimated future net cash flows from proved reserves during 1996, 1995 and 1994 (in millions of dollars):

                                                    1996      1995      1994
                                                    ----      ----      ----
Balance at beginning of year....................    426.4     366.1     143.0
Increase (decrease) due to:
 Sales of oil and gas, net of production costs..   (155.9)   (119.2)    (85.0)
 Net changes in prices and production costs.....    265.8      89.9     405.3
 Extensions, discoveries and improved recovery..     66.6      39.6      25.6
 Purchases of minerals-in-place.................     40.8       0.8       0.6
 Sales of minerals-in-place.....................     (0.4)     --        --
 Development costs incurred.....................     50.5      49.1      22.7
 Changes in estimated volumes...................     79.8       8.8      20.1
 Changes in estimated development costs.........    (20.8)    (24.8)    (22.7)
 Interest factor--accretion of discount.........     66.9      56.5      20.0
 Income taxes...................................   (139.0)    (40.4)   (163.5)
                                                    -----     -----     -----
                                                    254.3      60.3     223.1
                                                    -----     -----     -----
                                                    680.7     426.4     366.1
                                                    =====     =====     =====


               Estimated future cash flows represent an estimate of future net cash flows from the production of proved reserves using estimated sales prices and estimates of the production costs, ad valorem and production taxes, and future development costs necessary to produce such reserves. No deduction has been made for depletion, depreciation or any indirect costs such as general corporate overhead or interest expense.

               The sales prices used in the calculation of estimated future net cash flows are based on the prices in effect at year end. Such prices have been held constant except for known and determinable escalations.

               Operating costs and ad valorem and production taxes are estimated based on current costs with respect to producing oil and gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions.

               Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved. While applicable investment tax credits and other permanent differences are considered in computing taxes, no recognition is given to tax benefits applicable to future exploration costs or the activities of the Company that are unrelated to oil and gas producing activities.

               The information presented with respect to estimated future net revenues and cash flows and the present value thereof is not intended to represent the fair value of oil and gas reserves. Actual future sales prices and production and development costs may vary significantly from those in effect at year-end and actual future production may not occur in the periods or amounts projected. This information is presented to allow a reasonable comparison of reserve values prepared using standardized measurement criteria and should be used only for that purpose.

               Costs Incurred in Oil and Gas Producing Activities

               The following table includes all costs incurred, whether capitalized or charged to expense at the time incurred (in millions of dollars):

                                       1996        1995        1994
                                       ----        ----        ----
Property acquisition costs
 Unproved......................         0.1         0.1          --
 Proved........................         3.4         1.3          --
Exploration costs..............         1.6         2.5         1.4
Development costs..............        47.1        47.8        22.7
                                       ----        ----        ---
                                       52.2        51.7        24.1
                                       ====        ====        ====


               Capitalized Costs Related to Oil and Gas Producing Activities

               The following table sets forth information concerning capitalized costs at December 31, 1996 and 1995 related to the Company's oil and gas operations (in millions of dollars):

                                                                         1996         1995
                                                                         ----         ----
Oil and gas properties
 Unproved.........................................................          0.4          0.4
 Proved...........................................................      1,006.2        960.7
 Other............................................................          9.6          9.7
Accumulated amortization of unproved properties...................         (0.2)        (0.1)
Accumulated depletion and depreciation of proved properties.......       (643.3)      (614.8)
Accumulated depreciation of other oil and gas properties..........         (3.5)        (3.4)
                                                                        -------        -----
                                                                          369.2        352.5
                                                                        =======        =====



               Results of Operations from Oil and Gas Producing Activities

               The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended December 31, 1996, 1995 and 1994 (in millions of dollars):

                                              1996       1995       1994
                                              ----       ----       ----

Revenues.................................     292.9      218.7      191.9
Production costs:
 Production and operating costs..........    (107.8)     (86.1)     (87.4)
 Taxes (other than income)...............      (8.2)      (6.8)      (7.6)
Cost of crude oil purchases..............     (20.8)      (6.5)     (11.7)
Exploration, including dry hole costs....      (1.7)      (2.4)      (1.4)
Depletion, depreciation and amortization.     (36.1)     (31.1)     (31.1)
Restructuring charges....................       --         --        (1.1)
Gain (loss) on disposition of properties.       --         --         0.3
                                              -----      -----      -----
                                              118.3       85.8       51.9
Income taxes.............................     (48.4)     (35.1)     (21.2)
                                              -----      -----      -----
                                               69.9       50.7       30.7
                                              =====      =====      =====


               Income taxes are computed by applying the appropriate statutory rate to the results of operations before income taxes. Applicable tax credits and allowances related to oil and gas producing activities have been taken into account in computing income tax expenses. No deduction has been made for indirect cost such as corporate overhead or interest expense.




               Summarized Quarterly Financial Data

                                              1st Qtr  2nd Qtr  3rd Qtr  4th Qtr    Year
                                              -------  -------  -------  -------    ----
                                               (in millions of dollars, except as noted)
1996
 Revenues................................       59.7     68.4     76.9     87.9     292.9
 Gross profit (a)........................       24.4     30.2     26.3     34.9     115.8
 Income from operations..................       22.5     28.2     24.4     31.8     106.9
 Income before extraordinary items.......       10.3     13.9     11.7     18.9      54.8
 Extraordinary items.....................        --       --       --      (4.5)     (4.5)
 Net income..............................       10.3     13.9     11.7     14.4      50.3
 Pro forma per share data (b)
   Income before extraordinary items.....       0.19     0.26     0.21     0.34      1.00
   Extraordinary items...................        --       --       --     (0.08)    (0.08)
   Net income............................       0.19     0.26     0.21     0.26      0.92
 Number of shares used in computing
   per share amounts (in millions).......       54.8     54.8     54.8     54.8      54.8

1995
 Revenues................................       51.0     57.2     56.8     53.7      218.7
 Gross profit (a)........................       15.8     24.9     23.1     19.6       83.4
 Income from operations..................       13.8     23.2     21.3     17.8       76.1
 Net income..............................        7.5      9.1      9.8      8.0       34.4
 Pro forma net income per share (b)......       0.14     0.17     0.18     0.14       0.63
 Number of shares used in computing per
   share amounts (in millions)...........       54.8     54.8     54.8     54.8      54.8


----------
(a) Revenues less operating expenses other than general and administrative.

(b) Common shares outstanding at November 19, 1996, the closing date of the Company's IPO, have been included in the pro forma per share calculations as if such shares were outstanding for all periods prior to November 19, 1996.


                         MONTEREY RESOURCES, INC.
                    STATEMENT OF OPERATIONS (UNAUDITED)
              (in millions of dollars, except per share data)

                                                           Six Months Ended
                                                               June 30,
                                                         --------------------
                                                         1997            1996
                                                         ----            ----
Revenues
 Sales of crude oil and liquids produced..........    $   138.6       $   125.7
 Sales of natural gas produced....................          0.6             0.7
 Sales of crude oil purchased.....................         19.9             1.2
 Other............................................          0.4             0.5
                                                         ------          ------
                                                          159.5           128.1
                                                         ------          ------
Costs and Expenses
 Production and operating.........................         60.7            49.0
 Cost of crude oil purchased......................         21.4             1.2
 Exploration, including dry hole costs............          0.8             0.9
 Depletion, depreciation and amortization.........         19.0            18.1
 General and administrative.......................          6.5             3.9
 Taxes (other than income)........................          6.0             4.3
                                                         ------          ------
                                                          114.4            77.4
                                                         ------          ------
Income from Operations                                     45.1            50.7
 Interest income..................................          0.8            --
 Interest expense.................................         (9.6)          (12.9)
 Interest capitalized.............................          0.7             0.4
                                                         ------          ------
Income Before Income Taxes........................         37.0            38.2
 Income taxes.....................................        (12.0)          (13.9)
                                                         ------          ------
Net Income........................................    $    25.0       $    24.3
                                                         ======          ======

Net Income Per Share..............................    $    0.46       $      --
                                                         ======          ======
Pro Forma Net Income Per Share....................    $     --        $    0.44
                                                         ======          ======
Number of shares used in computing net
  income per share (in millions)..................         54.8            54.8
                                                         ======          ======

  The accompanying Notes are an integral part of these financial statements.




                         MONTEREY RESOURCES, INC.
                               BALANCE SHEET
                         (in millions of dollars)

                                                                               June 30,         December 31,
                                                                                 1997               1996
                                                                             -----------        ------------
                                                                             (Unaudited)
                                ASSETS
Current Assets
 Cash and cash equivalents.............................................       $    14.4          $     9.3
 Accounts receivable...................................................            40.5               46.4
 Inventories...........................................................             1.4                1.7
 Other current assets..................................................            10.6                9.3
                                                                                -------            -------
                                                                                   66.9               66.7
                                                                                -------            -------
Properties and Equipment, at cost
 Oil and gas (on the basis of successful efforts accounting)...........         1,053.7            1,016.1
 Other.................................................................            15.7               14.2
                                                                                -------            -------
                                                                                1,069.4            1,030.3
 Accumulated depletion, depreciation and amortization..................          (670.3)            (651.3)
                                                                                -------            -------
                                                                                  399.1              379.0
                                                                                -------            -------
Other Assets...........................................................             1.5                1.5
                                                                                -------            -------
                                                                              $   467.5          $   447.2
                                                                                =======            =======
                        LIABILITIES AND EQUITY
Current Liabilities
 Accounts payable......................................................       $    38.6          $    34.2
 Dividends payable.....................................................             8.2               --
 Interest payable......................................................             4.7                4.7
 Taxes payable.........................................................            --                  5.8
 Accrued employee benefits.............................................             1.1                1.1
 Other current liabilities.............................................             2.8                3.0
                                                                                -------            -------
                                                                                   55.4               48.8
                                                                                -------            -------
Long-Term Debt.........................................................           185.0              175.0
                                                                                -------            -------
Other Long-Term Obligations............................................             3.8                3.5
                                                                                -------            -------
Deferred Income Taxes..................................................            41.6               43.2
                                                                                -------            -------
Commitments and Contingencies (Note 5).................................            --                 --
                                                                                -------            -------
Shareholders' Equity
 Preferred stock.......................................................            --                 --
 Common stock..........................................................             0.5                0.5
 Paid-in capital.......................................................           171.0              170.8
 Unamortized restricted stock awards...................................            (1.0)              (1.0)
 Retained earnings.....................................................            11.2                6.4
                                                                                -------            -------
                                                                                  181.7              176.7
                                                                                -------            -------
                                                                              $   467.5          $   447.2
                                                                                =======            =======

  The accompanying Notes are an integral part of these financial statements.



                         MONTEREY RESOURCES, INC.
                    STATEMENT OF CASH FLOWS (UNAUDITED)
                         (in millions of dollars)

                                                                                         Six Months Ended
                                                                                             June 30,
                                                                                      -----------------------
                                                                                       1997             1996
                                                                                      ------           ------
Operating Activities:
  Net income...................................................................     $    25.0        $    24.3
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation, depletion and amortization...................................          19.0             18.1
    Deferred income taxes......................................................          (1.7)             5.5
    Other......................................................................           0.5              0.2
    Changes in operating assets and liabilities
     Decrease (increase) in accounts receivable................................           5.9             (9.0)
     Decrease (increase) in other current assets...............................           0.4             (0.2)
     Increase (decrease) in accounts payable...................................           6.1              6.9
     Increase (decrease) in interest payable...................................          --               --
     Increase (decrease) in other current liabilities..........................          (5.8)            --
     Net change in other assets and liabilities................................          (1.4)             1.8
                                                                                        -----            -----
Net Cash Provided by Operating Activities.                                               48.0             47.6
                                                                                        -----            -----
Investing Activities:
  Capital expenditures.........................................................         (38.7)           (26.8)
  Acquisition of producing properties..........................................          (2.2)            (2.6)
                                                                                        -----            -----
Net Cash Used in Investing Activities..........................................         (40.9)           (29.4)
                                                                                        -----            -----
Financing Activities:
  Net change in line of credit.................................................          10.0             --
  Dividends....................................................................         (12.0)            --
  Dividends to Parent..........................................................          --              (18.2)
                                                                                        -----            -----
Net Cash Used in Financing Activities..........................................          (2.0)           (18.2)
                                                                                        -----            -----
Net (Decrease) Increase in Cash and Cash Equivalents...........................           5.1             --

Cash and Cash Equivalents at Beginning of Period...............................           9.3             --
                                                                                        -----            -----
Cash and Cash Equivalents at End of Period. ...................................     $    14.4        $    --
                                                                                        =====            =====

  The accompanying Notes are an integral part of these financial statements.



                         MONTEREY RESOURCES, INC.
     STATEMENT OF DIVISION EQUITY AND SHAREHOLDERS' EQUITY (UNAUDITED)
                     (Shares and Dollars in millions)

                                               Common Stock                                                           Total Division
                                               ------------                          Unamortized                        Equity and
                             Division                                 Paid-In        Restricted        Retained        Shareholder's
                              Equity       Shares       Amount        Capital       Stock Awards       Earnings           Equity
                             --------      ------       ------        -------       ------------       --------       --------------
Balance at December 31,
 1995....................     $   45.0        --       $   --         $   --        $   --             $    --          $   45.0
Net income...............         24.3        --           --             --            --                  --              24.3
Dividends to parent......        (18.2)       --           --             --            --                  --             (18.2)
                              --------     -----       ------         ------        -------            -------          --------

Balance at June 30, 1996.     $   51.1        --       $   --         $   --        $   --             $    --          $   51.1
                              ========     =====       ======         ======        =======            =======          ========
Balance at December 31,
 1996....................     $    --       54.8       $  0.5         $170.8        $ (1.0)            $   6.4          $  176.7
Net income...............          --        --            --             --            --                25.0              25.0
Dividends declared.......          --        --            --             --            --               (20.2)            (20.2)
Employee stock
compensation.............          --        --            --            0.2            --                  --               0.2
                              --------     -----       ------         ------        -------            -------          --------
Balance at June 30, 1997      $    --       54.8       $  0.5         $171.0        $ (1.0)            $  11.2          $  181.7
                              ========     =====       ======         ======        =======            =======          ========


                         MONTEREY RESOURCES, INC.
                 NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(1) Accounting Policies

               Monterey Resources, Inc. (the "Company" or "Monterey") is an independent oil and gas company engaged in the production, development and acquisition of crude oil and natural gas in the State of California. The Company conducted its operations as the Western Division of Santa Fe Energy Resources, Inc. ("SFR") until the November 1996 initial public offering ("IPO") of its common stock. On June 9, 1997, the Company formed Monterey Acquisition Corporation ("MAC") for the purpose of acquiring McFarland Energy, Inc. ("McFarland"). MAC had no operations during the quarter ended June 30, 1997. As of June 30, 1997, SFR owned approximately 83% of the outstanding shares of Monterey's common stock.

               The financial statements for the six months ended June 30, 1996 include proportional allocations from certain SFR income statement and balance sheet accounts, which are considered reasonable and necessary by management to properly reflect the actual costs of the Western Division's operations. The Western Division's results of operations include corporate overhead allocations as follows: (i) production and operating expense includes $1.3 million; (ii) exploration expense includes $0.2 million; (iii) general and administrative expense includes $4.5 million (before joint interest recoveries). If the Western Division had been a separate, unaffiliated entity, the Company estimates that general and administrative expense would have been higher by $0.8 million. SFR provided cash management services to the Western Division through a centralized treasury system and therefore all intercompany accounts were settled daily and no cash balances were maintained by the Western Division. All cash generated by operations, after considering revenues and deductions for expenses (including corporate allocations), capital expenditures and working capital requirements, were deemed to be cash dividends to SFR.

               The accompanying unaudited financial statements of Monterey reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments and the allocations noted above, necessary to present fairly the Company's financial position at June 30, 1997 and the Company's results of operations and cash flows for the six-month periods ended June 30, 1997 and 1996. Interim period results are not necessarily indicative of the results of operations or cash flows for a full year period.

               These financial statements and the notes thereto should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1996 included elsewhere herein.

(2) Pro Forma Per Share Data

               Common shares outstanding at November 19, 1996, the closing date of the Company's IPO, have been included in the pro forma per share calculations as if such shares were outstanding for all periods prior to November 19, 1996.

(3) Statement of Cash Flows

               The Company made interest and income tax payments as follows during the six-month periods ended June 30, 1997 and 1996 (in millions of dollars):

                                        Six Months Ended
                                            June 30,
                                     ----------------------
                                      1997            1996
                                     ------          ------
Interest payments.............         9.3            12.9
Income tax payments...........        20.7             --



(4) Subsequent Events

               On July 24, 1997, the Company completed its acquisition of McFarland. MAC merged with and into McFarland, and as a consequence, McFarland is now a wholly owned subsidiary of the Company. The Company paid $18.55 per share for each of the 5,727,422 shares outstanding. McFarland's principal producing properties are located in the Midway-Sunset field adjacent to properties owned by the Company.

               SFR's Spin Off of its interest in the Company was completed on July 25, 1997 with a tax-free distribution of its Monterey shares to SFR shareholders.

               Pursuant to the terms of a letter agreement dated as of June 13, 1996, a fee is payable by the Company to Chase Securities Inc. and Petrie Parkman & Co., Inc. as a result of consummation of the Spin Off. The total amount of such fee is equal to the product of (a) the sum of the market value of the shares of the Company's common stock distributed in the Spin Off (based upon the average closing price of the Company's common stock during the ten trading days after the Spin Off) plus the aggregate principal amount of long-term indebtedness assumed by the Company in connection with the Spin Off (which totaled $175.0 million) times (b) 0.5%, less $1.0 million. The average market value of the Company's common stock for the ten trading days after the Spin Off was approximately $14.98 per share, yielding a total fee payable of approximately $3.3 million, of which half is payable to each of Chase Securities and Petrie Parkman. In addition, a fee of $200,000 was paid on July 25, 1997 to GKH Partners, L.P. One of the Company's directors is associated with GKH Partners.

               On August 18, 1997 the Company and Texaco, Inc. ("Texaco") announced that they had signed a definitive merger agreement relating to a business combination of the Company with Texaco. Under the terms of the agreement, Texaco will exchange its common stock for all outstanding shares of the Company, which will be valued at $21.00 per share. The merger is subject to the approval of the shareholders of Monterey and regulatory agencies. Monterey's board of directors has agreed to recommend the merger to its shareholders.

(5) Commitments and Contingencies

               Hedging

               The Company's 1996 financial statements include the impact of oil and gas hedging losses which were allocated by SFR. SFR from time to time entered into such transactions in order to reduce exposure to fluctuations in market prices of oil and natural gas. Oil hedging losses were allocated to the Company based upon relative hedged volumes and were recognized as a reduction of oil revenues in the period in which the hedged production was sold. Such amounts totaled $2.5 million for the six-month period ended June 30, 1996. Currently the Company has no oil hedges in place and, going forward, the Company does not expect to hedge a substantial portion of its oil production.

               Additionally, during the first six months of 1996, SFR hedged 20 MMcf per day of the natural gas purchased for use in the Company's steam generation operations. Such hedges resulted in a $3.2 million increase in the Company's production and operating costs for the six-month period ended June 30, 1996. While the Company currently has no natural gas hedges in place, the Company's management may determine that such arrangements are appropriate in the future in order to reduce the Company's exposure to increases in gas prices.

               On June 17, 1997 the Company entered into an interest rate swap with a bank with a notional principal amount of $100 million. Under the terms of the swap, which is effective for the period July 21, 1997 through July 21, 2003, during any quarterly period at the beginning of which a floating rate specified in the agreement is less than 6.74%, the Company must pay the bank interest for such quarterly period on the principal amount at the difference between the rates. Should the floating rate be in excess of 6.74%, the bank must pay the Company interest for such quarterly period on the principal amount at the difference between the rates.

               Spin Off Tax Indemnity Agreement

               To protect SFR from Federal and state income taxes, penalties, interest and additions to tax that would be incurred by it if the Spin Off by SFR were determined to be a taxable event, the Company and SFR have entered into an agreement under which the Company has agreed to indemnify SFR with respect to tax liabilities resulting primarily from actions taken by the Company at any time during the one-year period after the Spin Off (or if certain tax legislation is enacted and is applicable to the Spin Off, such longer period as is required for the Spin Off to be tax free to SFR) (the "Restricted Period"). The Company has also agreed that, unless it obtains an opinion of counsel or a supplemental ruling from the Internal Revenue Service that such action will not adversely affect the qualification of the Spin Off as tax-free, the Company will not merge or consolidate with another corporation, liquidate or partially liquidate, sell or transfer all or substantially all of its assets or redeem or otherwise repurchase any of its stock or issue additional shares of the Company's capital stock during such Restricted Period. The Company's obligations under this agreement could possibly deter offers or other efforts by third parties to obtain control of the Company during such Restricted Period, which could deprive the Company's stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

               The Company believes that if the Company is required to make payments pursuant to such agreement, the amount that the Company would pay to SFR would have a material adverse effect on the Company's financial condition and results of operations. The actions for which the Company is required to indemnify SFR pursuant to this agreement are within the Company's control, and the Company has no intention of taking any actions during the Restricted Period that would have such effect.

               Environmental Regulation

               Federal, state and local laws and regulations relating to environmental quality control affect the Company in all of its oil and gas operations. Set forth below are descriptions of three sites for which the Company has been identified as a potentially responsible party ("PRP") and for which the Company may be held jointly and severally liable with other PRPs.

               The Company has been identified as one of over 250 PRPs at a Superfund site in Los Angeles County, California (the "OII site"). The site was operated by a third party as a waste disposal facility from 1948 until 1983. The Environmental Protection Agency ("EPA") is requiring the PRPs to undertake remediation of the site in several phases, which include site monitoring and leachate control, gas control and final remediation. In November 1988 the EPA and a group of PRPs that includes the Company entered into a consent decree covering the site monitoring and leachate control phases of remediation. The Company was a member of the group Coalition Undertaking Remediation Efforts ("CURE") which was responsible for constructing and operating the leachate treatment plant. This phase is now complete and the Company's share of costs with respect to this phase was $0.9 million. Another consent decree provides for the predesign, design and construction of a landfill gas treatment system to harness and market methane gas emissions. The Company is a member of the New CURE group which is responsible for the gas treatment system construction and operation and landfill cover. Currently, New CURE is in the design stage of the gas treatment system. The Company's share of costs of this phase is expected to be $1.6 million and such costs have been provided for in the financial statements. Pursuant to consent decrees settling lawsuits against the municipalities and transporters not named by the EPA as PRPs, such parties are required to pay approximately $84 million of which approximately $76 million will be credited against future expenses. The EPA and the PRPs are currently negotiating the final closure requirements. After taking into consideration the credits from the municipalities and transporters, the Company estimates that its share of final costs of the closure will be approximately $0.8 million which amount has been provided for by the Company in its financial statements. The Company has entered into a Joint Defense Agreement with the other PRPs to defend against a lawsuit filed in September 1994 by ninety-five homeowners alleging, among other things, nuisance, trespass, strict liability and infliction of emotional distress. A second lawsuit has been filed by thirty-three additional homeowners and the Company and the other PRPs have entered into a Joint Defense Agreement. At this stage of the lawsuit the Company is not able to estimate costs or potential liability.

               In 1994 the Company received a request from the EPA for information pursuant to Section 104(e) of CERCLA and a letter ordering the Company and seven other PRPs to negotiate with the EPA regarding implementation of a remedial plan for a site located in Santa Fe Springs, California (the "Santa Fe Springs Site"). The Company owned the property on which the site is located from 1921 to 1932. During that time the property was leased to another company and in 1932 the property was sold to that company. During the time the other company leased or owned the property and for a period thereafter, hazardous wastes were allegedly disposed at the site. The Company filed its response to the Section 104(e) order setting forth its position and defenses based on the fact that the other company was the lessee and operator of the site during the time the Company was the owner of the property. However, the Company has also given its Notice of Intent to comply with the EPA's order to prepare a remediation design plan. In March, 1997 the EPA issued an Amended Order for Remedial Design to the original eight PRPs plus an additional thirteen PRPs. The Amended Order directs the twenty-one PRPs to complete certain work required under the original order, plus additional remedial design and investigative work. The total cost to complete this work and to complete the final remedy (including ongoing operations and maintenance) is currently estimated to be $5 million. Past costs incurred by the EPA for this site for which the EPA is seeking reimbursement totals approximately $6 million. The Company has provided $250,000 in its financial statements for its share of future costs at the Santa Fe Springs Site.

               In 1995 the Company and eleven other companies received notice that they have been identified as PRPs by the California Department of Toxic Substances Control (the "DTSC") as having generated and/or transported hazardous waste to the Environmental Protection Corporation ("EPC") Eastside Landfill during its fourteen-year operation from 1971 to 1985 (the "Eastside Site"). EPC has since liquidated its assets and placed the proceeds in trust (the "EPC Trust") for closure and post-closure activities. However, these monies may not be sufficient to close the site. The PRPs have entered into an enforceable agreement with the DTSC to characterize the contamination at the site and prepare a focused remedial investigation and feasibility study. The cost of the remedial investigation and feasibility study is estimated to be $1 million, the cost of which will be shared by the PRPs and the EPC Trust. The ultimate costs of subsequent phases will not be known until the remedial investigation and feasibility study is completed and a remediation plan is accepted by the DTSC. The Company currently estimates final remediation could cost $2 million to $6 million and believes the monies in the EPC Trust will be sufficient to fund the lower end of this range of costs. The DTSC recently designated 27 new PRPs for the Eastside Site. The Company has provided $80,000 in its financial statements for its share of costs related to this site.

               Pursuant to the Contribution Agreement, the Company agreed to indemnify and hold harmless SFR from and against any costs incurred in the future relating to environmental liabilities of the Western Division assets (other than the assets retained by SFR), including any costs or expenses incurred at any of the OII Site, the Santa Fe Springs Site and the Eastside Site, and any costs or liabilities that may arise in the future that are attributable to laws, rules or regulations in respect of any property or interest therein located in California and formerly owned or operated by the Western Division or its predecessors. SFR agreed to indemnify the Company from and against any costs relating to environmental liabilities of any assets or operations of SFR (whether or not currently owned or operated by SFR) to the extent not attributable to the Western Division (other than the assets retained by SFR).

               Employment Agreements

               The Company has entered into employment agreements ("Employment Agreements") with eight key employees. The initial term of seven of the agreements expire on December 31, 1998; however, beginning January 1, 1998 and on each January 1 thereafter the term of the agreements will automatically be extended for additional one-year periods, unless by September 30 of the preceding year the Company gives notice that the agreement will not be so extended. The term of each is automatically extended for a period of two years following a Change in Control (as defined herein). The other employment agreement has an initial term which expires on December 31, 1999, is automatically extended for one-year periods beginning January 1, 1999 and is automatically extended for a three-year period following a Change in Control.

               In the event that following a change in control employment is terminated for reasons specified in the Employment Agreements, the agreements provide for (i) payment of certain amounts to the employee based on the employee's salary and bonus under the Company's Incentive Compensation Plan;
(ii) payout of nonvested restricted stock, phantom units, stock options, if any, and (iii) continuation of certain insurance benefits for a period of up to 24 to 36 months. The payments and benefits are payable pursuant to the Employment Agreements only to the extent they are not paid out under the terms of any other plan of the Company. In addition, payments and benefits under certain employment agreements are subject to further limitation based on certain provisions of the Internal Revenue Code.

               Other Matters

               The Company has certain long-term contracts ranging up to twelve years for the supply and transportation of approximately 20 million cubic feet per day of natural gas to the Company's operations in Kern County, California. In the aggregate, these contracts involve a minimum commitment on the part of the Company of approximately $12.2 million per year (based on prices equal to 102% of the applicable index and transportation charges in effect for June 1997).

               On July 16, 1997 the Company was served with a petition (the "Complaint") filed by The Prudential Insurance Company of America ("Prudential") alleging breach of fiduciary duty, breach of contract, fraud, constructive fraud, and negligent misrepresentation. The Complaint relates to the alleged conduct of the Company's predecessor in interest, SFR, as the General Partner of the South Belridge Limited Partnership (the "Partnership"). Prudential is the sole limited partner in the Partnership. Prudential alleges that SFR failed to develop the Partnership's property in accordance with the Partnership Agreement. In November 1996, SFR's interest in the Partnership was assigned to the Company. The Company is in the process of investigating the allegations made by Prudential in its Complaint. Based on the information currently available to it, the Company believes that it has valid defenses to Prudential's claims and intends to vigorously defend this lawsuit.

               On August 28, 1997, a shareholder of Monterey filed a purported class action complaint (the "Complaint") in the Delaware Court of Chancery, No. 15886-NC, seeking (i) to enjoin the Merger on terms proposed and (ii) damages. Defendants named in the Complaint are Monterey and each of its directors. The plaintiff alleges numerous breaches of the duties of care and loyalty owed by the defendants to the purported class in connection with entering into the Merger Agreement with Texaco. The defendants believe the Complaint is without merit and intend to vigorously defend the action.

               There are other claims and actions, including certain other environmental matters, pending against the Company. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business, financial condition or liquidity of the Company.

(5) Shareholder Rights Plan

               On July 16, 1997, the Company adopted a shareholder rights plan pursuant to which preferred stock purchase rights were distributed for each share of Common Stock held as of the close of business on July 25, 1997. The plan was adopted in accordance with the Company's contractual obligations to SFR as part of the planned Spin Off of SFR's ownership in Monterey to SFR shareholders. The Rights will expire on August 31, 1999.

               Each Right will entitle shareholders to buy one one-hundredth (1/100) of a share of a new series of Junior Preferred Stock of the Company for each share owned of the Company's Common Stock at an exercise price of $45 per one one-hundredth of a share. The Rights will be exercisable only if a person acquires beneficial ownership of 15% or more of Monterey's outstanding Common Stock or commences a tender or exchange offer upon consummation of which such person would beneficially own 15% or more of the Company's outstanding Common Stock.

               If any person acquires beneficial ownership of 15% or more of Monterey's Common Stock (an "Acquiring Person"), then each Right not owned by such person or certain related parties will entitle its holders to purchase, at the Right's then-current exercise price, shares of Monterey's Common Stock having a value equal to twice the Right's then-current exercise price. In addition, if after a person has become an Acquiring Person, Monterey is involved in a merger of other business combination transaction with another person in which the Company is not the surviving entity or its Common Stock is exchanged or converted, or the Company sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person (or the principal party to such transaction) having a value equal to twice the Right's then-current exercise price.

               Monterey will generally be entitled to redeem the Rights in whole, but not in part, at $0.01 per Right payable in cash or Common Stock, subject to adjustment, at any time until 10 days after the first public announcement that an Acquiring Person has become such.



                         MONTEREY RESOURCES, INC.
    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 (in millions of dollars, except as noted)

                                                                          Six Months Ended June 30, 1997
                                                      -------------------------------------------------------------------
                                                       Monterey          McFarland          Pro Forma           Monterey
                                                      Historical       Historical(1)       Adjustments          Pro Forma
                                                      ----------       -------------       -----------          ---------
Revenues
 Crude oil and liquids produced..................      $  138.6           $  10.0           $    --              $  148.6
 Natural gas produced............................           0.6               2.6                --                   3.2
 Crude oil purchased.............................          19.9               --                 --                  19.9
 Other...........................................           0.4               --                 --                   0.4
                                                         ------            ------            ------                ------
                                                          159.5              12.6                --                 172.1
                                                         ------            ------            ------                ------
Costs and Expenses
 Production and operating........................          60.7               5.2                --                  65.9
 Cost of crude oil purchased.....................          21.4               --                 --                  21.4
 Exploration, including dry hole costs...........           0.8               0.3                --                   1.1
                                                                                               (2.2) (2)
 Depletion, depreciation and amortization........          19.0               2.3               5.6  (3)             24.7
 General and administrative......................           6.5               1.7                --                   8.2
 Taxes (other than income).......................           6.0               0.4                --                   6.4
 Loss (gain) on disposition or assets                       --               (0.1)               --                  (0.1)
                                                         ------            ------            ------                ------
                                                          114.4               9.8               3.4                 127.6
                                                         ------            ------            ------                ------
Income (Loss) from Operations....................          45.1               2.8              (3.4)                 44.5
 Interest, net...................................          (8.1)              0.2              (3.8) (4)            (11.7)
                                                         ------            ------            ------                ------
Income (Loss) Before Income Taxes................          37.0               3.0              (7.2)                 32.8
                                                                                                0.8  (2)
 Income taxes....................................         (12.0)             (0.8)              1.4  (5)            (10.6)
                                                         ------            ------            ------                ------
Net Income (Loss)................................      $   25.0           $   2.2           $  (5.0)             $   22.2
                                                         ======            ======            ======                ======
Per Share Data (in dollars)
 Net income......................................      $   0.46           $  0.39                                $   0.41
                                                         ======            ======                                  ======
Weighted average shares outstanding (in millions)          54.8               5.7                                    54.8
                                                         ======            ======                                  ======

  The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.




                         MONTEREY RESOURCES, INC.
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                         (in millions of dollars)

                                                                                As of June 30, 1997
                                                      -------------------------------------------------------------------
                                                       Monterey          McFarland          Pro Forma
                                                      Historical       Historical(1)       Adjustments          Pro Forma
                                                      ----------       -------------       -----------          ---------
                      ASSETS
Current Assets
                                                                                             $100.0 (2)
 Cash and cash equivalents.........................     $  14.4           $   9.2            (102.8)(3)           $  20.8

 Accounts receivable...............................        40.5               3.9              --                    44.4
 Other current assets..............................        12.0               0.5              --                    12.5
                                                        -------           -------            ------                ------
                                                           66.9              13.6              (2.8)                 77.7
                                                        -------           -------            ------                ------
Properties and Equipment, at cost
                                                                                              135.2 (3)
                                                                                              (99.2)(4)
 Oil and gas (successful efforts accounting).......     1,053.7              89.9               7.9 (5)           1,187.5
 Other.............................................        15.7               3.5               1.5 (3)              20.7
                                                        -------           -------            ------                ------
                                                        1,069.4              93.4              45.4               1,208.2
 Accumulated depletion, depreciation, amortization
   and impairment..................................      (670.3)            (54.7)             54.7 (4)            (670.3)
                                                        -------           -------            ------                ------
                                                          399.1              38.7             100.1                 537.9
                                                        -------           -------            ------                ------
Other Assets.......................................         1.5               0.4              (0.4)(4)               1.5
                                                        -------           -------            ------                ------
                                                        $ 467.5           $  52.7           $  96.9               $ 617.1
                                                        =======           =======            ======                ======


        LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
                                                                                            $   3.4 (3)
 Accounts payable..................................     $  38.6           $   3.5               7.9 (5)           $  53.4
 Dividends payable.................................         8.2                --                --                   8.2
 Interest payable..................................         4.7                --                --                   4.7
 Other current liabilities.........................         3.9               0.4                --                   4.3
                                                        -------           -------            ------                ------
                                                           55.4               3.9              11.3                  70.6
                                                        -------           -------            ------                ------
Long-term Debt.....................................       185.0               2.3             100.0 (2)             287.3
                                                        -------           -------            ------                ------
Long-Term Obligations..............................         3.8               1.6                --                   5.4
                                                        -------           -------            ------                ------

Deferred Income Taxes..............................        41.6                --              30.5 (3)              72.1
                                                        -------           -------            ------                ------
Shareholders' Equity
 Common stock......................................         0.5               5.7              (5.7)(4)               0.5
 Paid-in capital...................................       171.0              21.6             (21.6)(4)             171.0
 Unamortized restricted stock awards...............        (1.0)               --                --                  (1.0)
 Retained earnings.................................        11.2              17.6             (17.6)(4)              11.2
                                                        -------           -------            ------                ------
                                                          181.7              44.9             (44.9)                181.7
                                                        -------           -------            ------                ------
                                                       $  467.5           $  52.7           $  96.9               $ 617.1
                                                        =======           =======            ======                ======

  The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.



                         MONTEREY RESOURCES, INC.
    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 (in millions of dollars, except as noted)

                                                                           Year Ended December 31, 1996
                                                     --------------------------------------------------------------------
                                                      Monterey           McFarland          Pro Forma            Monterey
                                                     Historical(1)     Historical(2)       Adjustments          Pro Forma
                                                     -------------     -------------       -----------          ---------
Revenues
 Crude oil and liquids produced...............         $  269.9          $   20.8           $    --               $ 290.7
 Natural gas produced.........................              1.3               3.7                --                   5.0
 Crude oil purchased..........................             21.1                --                --                  21.1
 Other........................................              0.6               0.1                --                   0.7
                                                        -------           -------            ------                ------
                                                          292.9              24.6                --                 317.5
                                                        -------           -------            ------                ------
Costs and Expenses
 Production and operating.....................            107.8               7.1                --                 114.9
 Cost of crude oil purchased..................             20.8                --                --                  20.8
 Exploration, including dry hole costs........              1.7               1.0                --                   2.7
                                                                                               (4.2)(3)
 Depletion, depreciation and amortization.....             37.4               4.8              11.4 (4)              49.4
 General and administrative...................              8.9               2.8                --                  11.7
 Taxes (other than income)....................              9.4               0.6                --                  10.0
 Loss (gain) on disposition or assets                        --              (0.7)               --                  (0.7)
                                                        -------           -------            ------                ------
                                                          186.0              15.6               7.2                 208.8
                                                        -------           -------            ------                ------
Income (Loss) from Operations.................            106.9               9.0              (7.2)                108.7
 Interest, net................................            (23.8)              0.2              (6.7)(5)             (30.3)
 Other income (expense).......................              --               (0.1)            --                     (0.1)
                                                        -------           -------            ------                ------
Income (Loss) Before Income Taxes.............             83.1               9.1             (13.9)                 78.3
                                                                                                1.9 (3)
 Income taxes.................................            (28.3)             (1.9)              2.1 (5)             (26.2)
                                                        -------           -------            ------                ------
 Income (Loss) From Continuing Operations.....         $   54.8          $    7.2           $  (9.9)              $  52.1
                                                        =======           =======            ======                ======
Per Share Data (in dollars)
 Earnings (Loss) from continuing operations...         $   1.00          $   1.26                                 $  0.95
                                                        =======           =======                                  ======
Shares Used in Computing Per Share Amounts (in
 millions)....................................             54.8               5.7                                    54.8
                                                        =======           =======                                  ======

  The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.



                         MONTEREY RESOURCES, INC.
      NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) Basis of Presentation

               The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 1997 and the year ended December 31, 1996 and the unaudited pro forma condensed consolidated balance sheet at June 30, 1997 (collectively the "Pro Forma Financial Statements") have been prepared from the historical financial statements of Monterey Resources, Inc. ("Monterey") and McFarland Energy, Inc. ("McFarland"). The unaudited pro forma consolidated statements of operations for the six months ended June 30, 1997 and the year ended December 31, 1996 have been prepared to reflect the acquisition of McFarland by Monterey (the "Acquisition") and the related transactions described herein as is such transactions had occurred as of January 1, 1996 and the unaudited pro forma condensed consolidated balance has been prepared as if such transactions had occurred as of June 30, 1997. The Acquisition has been accounted for in the Pro Forma Financial Statements using the purchase method of accounting. Accordingly, the unaudited pro forma condensed consolidated balance reflects the recording of the assets acquired and liabilities assumed of McFarland at estimated fair value.

               The Pro Forma Financial Statements are not necessarily indicative of the current or future financial position or results of Monterey and such statements should be read in conjunction with the historical financial statements included in Monterey's and McFarland's Form 10-K for the year ended December 31, 1996 and Monterey's Form 10-Q for the quarter ended June 30, 1997. The pro forma adjustments are based on currently available information and contain estimates and assumptions. Management believes that the estimates and assumptions provide a reasonable basis for presenting the significant effects of the transactions and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the Pro Forma Financial Statements.

(b) Pro Forma Adjustments

               Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 1997

     (1) Certain amount included in McFarland's historical financial statements have been reclassified to conform to Monterey's presentation.

     (2) To reverse McFarland's historical depletion, depreciation and amortization and income taxes.

     (3) To reflect depletion, depreciation and amortization for the McFarland properties on the basis assigned under purchase accounting.

     (4) To reflect interest expense on $100.0 million of borrowing related to the Acquisition.

     (5)  To adjust income tax expense to reflect the combined entities.

               Unaudited Pro Forma Condensed Consolidated Balance Sheet at June 30, 1997

     (1) Certain amounts included in McFarland's historical financial statements have been reclassified to conform to Monterey's presentation.

     (2)  To reflect $100.0 million of borrowings related to the Acquisition.

(3) (4)   To effect the Acquisition, Monterey paid $102.8 million in cash for
          5.5 million of the outstanding common shares of McFarland ($18.55 per share) and issued coupons (each coupon being equal to one common share) to the holders of the remaining 0.2 million common shares of McFarland, entitling such holders to exchange each coupon for $18.55. The total value of the cash consideration and the coupons ($106.2 million), less the value of the net assets acquired ($5.8 million, which represents the assets acquired other than properties and equipment minus the liabilities assumed) has been allocated to oil and gas properties. In addition, a $30.5 million deferred tax liability related to the difference between the book basis and the tax basis of the oil and gas properties acquired has been recorded. Such amounts are allocated to oil and gas properties.

          The amounts shown with respect to footnote (3) represent the adjustments necessary to adjust McFarland's historical amounts to reflect the acquisition and the accrual of the deferred income taxes related to the value allocated to oil and gas properties. The amounts shown with respect to footnote (4) reflect the reversal of McFarland's historical shareholders' equity, deferred income tax liability and accumulated depletion, depreciation and amortization as a result of the application of purchase accounting.

      (5) To reflect the accrual of $7.9 million in costs related to the Acquisition.

               Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996

      (1) The historical pro forma condensed consolidated statement of operations does not reflect an extraordinary item, debt extinguishment costs of $4.5 million, which were included in Monterey's historical financial statements. See Note 1 to Monterey's historical financial statements which are included elsewhere herein.

     (2) Certain amounts included in McFarland's historical financial statements have been reclassified to conform to Monterey's presentation.

     (3) To reverse McFarland's historical depletion, depreciation and amortization and income taxes.

     (4) To reflect depletion, depreciation and amortization for the McFarland properties on the basis assigned under purchase accounting.

     (5) To reflect interest expense on $100.0 million of borrowing related to the Acquisition.

     (6)  To adjust income tax expense to reflect the combined entities.


To the Board of Directors and Stockholders of McFarland Energy, Inc.

We have audited the consolidated financial statements of McFarland Energy, Inc. and subsidiary as of December 31, 1996 and 1995 and related consolidated statement of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McFarland Energy, Inc. and subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for impairment of long-lived assets in 1995, and the amortization of oil and gas properties in 1994.



Coopers & Lybrand, L.L.P.
Newport Beach, California
March 7, 1997

                          McFARLAND ENERGY, INC.
                        CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
                                                                                       ------------------------
                                                                                        1996              1995
                                                                                       ------            ------
                                    ASSETS
Current Assets
 Cash and cash equivalents.....................................................      $ 9,289,000       $ 6,974,000
 Accounts receivable...........................................................        4,208,000         3,797,000
 Tax refund receivable.........................................................               --           229,000
 Crude oil inventory...........................................................          316,000           259,000
 Materials and supplies inventory..............................................          176,000           131,000
 Prepaid expenses and other current assets.....................................          669,000           610,000
 Deferred tax assets...........................................................               --         1,588,000
                                                                                      ----------        ----------
   Total current assets........................................................       14,658,000        13,588,000
                                                                                      ----------        ----------
Property and Equipment
 Oil and gas properties........................................................       85,505,000        85,688,000
 Other equipment...............................................................        3,406,000         3,411,000
                                                                                      ----------        ----------
                                                                                      88,911,000        89,099,000
 Less accumulated depletion and depreciation...................................      (53,274,000)      (55,266,000)
                                                                                      ----------        ----------
                                                                                      35,637,000        33,833,000
                                                                                      ----------        ----------
Other Assets...................................................................          155,000           272,000
                                                                                      ----------        ----------
Deferred Tax Assets............................................................          409,000                --
                                                                                      ----------        ----------
                                                                                     $50,859,000       $47,693,000
                                                                                      ==========        ==========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Accounts payable..............................................................      $ 2,497,000       $ 2,170,000
 Royalties and revenue payable.................................................        1,786,000         1,345,000
 Cost advances from joint venture partners.....................................          163,000             9,000
 Other taxes payable...........................................................          504,000           283,000
 Other accrued liabilities.....................................................          950,000         4,988,000
                                                                                      ----------        ----------
   Total current liabilities...................................................        5,900,000         8,795,000
                                                                                      ----------        ----------
Convertible Note...............................................................               --         2,600,000
                                                                                      ----------        ----------
Production Payment Notes.......................................................        2,558,000         3,139,000
                                                                                      ----------        ----------
Deferred Income Taxes..........................................................               --           764,000
                                                                                      ----------        ----------
Stockholders' Equity
 Common Stock, $1.00 par value
   Authorized 10,000,000 shares, Issued and Outstanding 5,679,484 and
     5,239,234 in 1996 and 1995................................................        5,679,000         5,239,000
 Additional paid-in capital....................................................       21,372,000        18,932,000
 Retained Earnings.............................................................       15,350,000         8,224,000
                                                                                      ----------        ----------
                                                                                      42,401,000        32,395,000
                                                                                      ----------        ----------
                                                                                     $50,859,000       $47,693,000
                                                                                      ==========        ==========

  The accompanying notes are an integral part of these financial statements.



                          McFARLAND ENERGY, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Year Ended December 31,
                                                         -----------------------------------------
                                                           1996              1995             1994
                                                           ----              ----             ----
Revenues:
 Oil and gas sales.................................      $24,541,000      $19,204,000       $15,310,000
 Interest and other................................          495,000          551,000           171,000
 Gain on sale of assets............................          685,000          128,000           789,000
                                                          ----------       ----------        ----------
                                                          25,721,000       19,883,000        16,270,000
                                                          ----------       ----------        ----------
Cost and expenses:
 Crude oil and gas production......................        7,691,000        7,274,000         6,482,000
 Exploration, dry holes and abandonments...........        1,627,000        1,595,000           705,000
 Depletion and depreciation........................        4,242,000        4,374,000         3,927,000
 General and administrative........................        2,816,000        2,294,000         2,314,000
 Litigation settlement.............................               --      (17,158,000)               --
 Property impairments..............................               --        7,917,000                --
 Interest..........................................          193,000          548,000           840,000
 Other.............................................          103,000          440,000           492,000
                                                          ----------       ----------        ----------
                                                          16,672,000        7,284,000        14,760,000
                                                          ----------       ----------        ----------
Income before income taxes                                 9,049,000       12,599,000         1,510,000
                                                          ----------       ----------        ----------
Income taxes (benefit):
 Current...........................................        1,508,000           27,000             2,000
 Deferred..........................................          415,000       (1,069,000)               --
                                                          ----------       ----------        ----------
                                                           1,923,000       (1,042,000)            2,000
                                                          ----------       ----------        ----------
Net income.........................................      $ 7,126,000      $13,641,000       $ 1,508,000
                                                          ==========       ==========        ==========
Net income per common share:
 Primary...........................................      $      1.26      $      2.61       $      0.29
                                                          ==========       ==========        ==========

 Fully diluted.....................................      $      1.26      $      2.41       $      0.29
                                                          ==========       ==========        ==========

  The accompanying notes are an integral part of these financial statements.


                          McFARLAND ENERGY, INC.
        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                              Common Stock
                                         ----------------------                                                        Total
                                                                     Additional Paid-in    Retained Earnings/      Stockholders'
                                          Shares        Amount            Capital               (Deficit)              Equity
                                          ------        ------       ------------------    ------------------      -------------
Balances, January 1, 1994............    5,199,359    $5,199,000           $18,796,000            $(6,925,000)       $17,070,000
Exercise of stock options............       12,875        13,000                40,000                     --             53,000
Net income for year..................           --            --                    --              1,508,000          1,508,000
                                         ---------     ---------            ----------             ----------         ----------
Balances, December 31, 1994..........    5,212,234     5,212,000            18,836,000             (5,417,000)        18,631,000
Exercise of stock options............       27,000        27,000                96,000                     --            123,000
Net income for year..................           --            --                    --             13,641,000         13,641,000
                                         ---------     ---------            ----------             ----------         ----------
Balances, December 31, 1995              5,239,234     5,239,000            18,932,000              8,224,000         32,395,000
Conversion of convertible note.......      400,000       400,000             2,200,000                     --          2,600,000
Exercise of stock options, including
 related tax benefits................       40,250        40,000               240,000                     --            280,000
Net income for year..................           --            --                    --              7,126,000          7,126,000
                                         ---------     ---------            ----------             ----------         ----------
Balances, December 31, 1996..........    5,679,484    $5,679,000           $21,372,000            $15,350,000        $42,401,000
                                         =========     =========            ==========             ==========         ==========

  The accompanying notes are an integral part of these financial statements.




                          McFARLAND ENERGY, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Year Ended December 31,
                                                                         ------------------------------------------
                                                                          1996              1995              1994
                                                                          ----              ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.......................................................       $7,126,000       $13,641,000        $1,508,000
Adjustments to reconcile net income to net cash provided by
 operating activities:
 Depletion and depreciation......................................        4,242,000         4,374,000         3,927,000
 Dry holes, abandonments and impairments.........................        1,295,000         9,471,000           571,000
 Deferred income taxes...........................................          415,000        (1,069,000)               --
 Gain from sale of assets........................................         (685,000)         (128,000)         (789,000)
 Other...........................................................               --           428,000                --
 Change in assets and liabilities:
   Decrease (increase) in:
     Receivables.................................................         (411,000)        1,872,000        (2,387,000)
     Tax refund receivable.......................................          229,000          (200,000)               --
     Inventory...................................................         (102,000)            3,000           (69,000)
     Prepaids and other current assets...........................          (59,000)           27,000           (58,000)
   Increase (decrease) in:
     Accounts payable............................................          327,000          (438,000)          684,000
     Royalties and revenue payable...............................          441,000          (312,000)          664,000
     Cost advances from joint venture partners...................          154,000          (264,000)          273,000
     Taxes payable...............................................          221,000             9,000            78,000
     Other accrued expenses......................................          341,000           (56,000)          391,000
                                                                        ----------        ----------        ----------
 NET CASH PROVIDED BY OPERATING ACTIVITIES.......................       13,534,000        27,358,000         4,793,000
                                                                        ----------        ----------        ----------
CASH FLOWS FROM (USED IN) INVESTING
ACTIVITIES:
 Purchase of property and equipment (including dry holes)........       (7,551,000)      (13,207,000)      (22,435,000)
 Amounts included in accrued liabilities.........................       (4,379,000)        4,379,000                --
 Proceeds from sales of property and equipment...................          895,000           145,000            10,000
 Other...........................................................          117,000            55,000             5,000
                                                                        ----------        ----------        ----------
 NET CASH USED IN INVESTING ACTIVITIES...........................      (10,918,000)       (8,628,000)      (22,420,000)
                                                                        ----------        ----------        ----------
CASH FLOWS FROM (USED IN) FINANCING
ACTIVITIES:
 Exercise of stock options.......................................          280,000           123,000            53,000
 Payments on debt................................................         (581,000)      (13,743,000)         (143,000)
 Issuance of production payment notes............................               --                --         3,624,000
 Proceeds from long-term borrowing...............................               --                --        13,400,000
                                                                        ----------        ----------        ----------
 NET CASH (USED IN) FROM FINANCING ACTIVITIES....................         (301,000)      (13,620,000)       16,934,000
                                                                        ----------        ----------        ----------
NET INCREASE/(DECREASE) IN CASH AND CASH
 EQUIVALENTS.....................................................        2,315,000         5,110,000          (693,000)
Cash and cash equivalents, beginning of the year.................        6,974,000         1,864,000         2,557,000
                                                                        ----------        ----------        ----------

CASH AND CASH EQUIVALENTS, END OF THE YEAR.......................      $ 9,289,000       $ 6,974,000       $ 1,864,000
                                                                        ==========        ==========        ==========

  The accompanying notes are an integral part of these financial statements.



                          McFARLAND ENERGY, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

               This summary of significant accounting policies of McFarland Energy, Inc. is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

               Principles of Consolidation

               The consolidated financial statements include the accounts of McFarland Energy, Inc. and its wholly-owned subsidiary, Carl Oil and Gas Co. (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. In December 1995, Carl was merged into McFarland and all of the operational and administrative functions of Carl were assumed by McFarland.

               Business Activity

               The Company is engaged in the exploration for and the production of crude oil and natural gas in the Continental United States.

               Cash and Cash Equivalents

               The Company temporarily invests surplus cash in top rated commercial paper and money market asset funds. These investments are carried at cost, which, because of the proximity of maturity, approximate market value. The average pretax yield at December 31, 1996 and 1995 was 5.3% and 5.6%, respectively. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The total of short term investments included as cash equivalents at December 31, 1996 and 1995 was $8,475,000 and $6,200,000, respectively. Also included as cash equivalent at December 31, 1996 and 1995 was cash held in an interest bearing escrow account of $328,000 and $280,000, respectively. See Crude Oil Hedge Program.

               Oil and Gas Properties

               The Company accounts for its oil and gas operations using the successful efforts method. Under the successful efforts method, costs of productive wells, development dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the life of the related remaining proven reserves. Cost centers for amortization purposes are determined on a property by property basis. See Changes in Accounting Principles. The Company provides for future abandonment and site restoration costs with respect to certain of its oil and gas properties. The costs are accrued over the expected life of the properties and are taken into account in determining depletion and depreciation expense. Oil and gas leasehold costs are capitalized when incurred. Significant unproved properties are assessed periodically and any impairments in value are charged to expense. Exploratory costs including geological and geophysical costs, dry holes and delay rentals are expensed as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when a well is determined to be unsuccessful.

               Proved properties are assessed periodically for impairments by comparing the future net cash flows with the net book carrying amount of the asset. The impairment loss on an oil and gas property is calculated as the difference between the carrying amount of the asset and its fair value, giving consideration to recent prices, pricing trends and discount rates. These projections represent the Company's best estimate of fair value based on the information available. Any impairment loss is recorded in the current period in which the recognition criteria are first applied and met. See Changes in Accounting Principles.

               Other Equipment

               Depreciation of other equipment has been provided using the straight-line method over estimated useful lives ranging from three to thirty years.

               Costs and accumulated depreciation of automobiles, trucks, and office equipment are removed from their from their respective accounts when retired, and the related gain or loss is recognized.

               Inventories

               Crude oil inventories are stated at market and removed at the prevailing market price, which is essentially the actual selling price. Inventory of materials and supplies is stated at the lower of market or weighted average cost.

               Crude Oil Hedge Program

               Since 1992, the Company has maintained a crude oil hedging arrangement with a refiner, whereby a price range based on California Midway Sunset field posted prices is established. The purpose of the hedge is to ensure the Company a minimum level of cash flow to fund its capital commitments. When the monthly weighted average Midway Sunset field posted price is above the top of this range, then the Company pays the refiner the difference up to a maximum dollar amount per barrel. When the Midway Sunset field posted price is below the bottom of the range, then the refiner pays the Company the difference up to a maximum dollar amount per barrel. The current agreement, effective November 1, 1996, covers approximately one-half of the Company's average daily oil production and runs through October 1997.

               Any gain or loss resulting form the hedging arrangement is recognized each month and included in the results of operations. In 1996 and 1995, the hedge program decreased revenues by $1,381,000 and $482,000, respectively. In 1994, the hedge program increased revenues by $446,000. The Hedge Agreement requires that the Company and the refiner maintain certain minimum levels of security. At December 31, 1996 and 1995, and Company had on deposit in an interest bearing escrow account $328,000 and $280,000, respectively, to meet such requirements.

               The hedging arrangement exposes the Company to minimal counterparty credit risk, since to the extent that the refiner is unable to meet a monthly settlement obligation, the Company can call upon the security posted by the refiner.

               Environmental Expenditures

               Environmental expenditures relating to current operations are expensed or capitalized, as appropriate, depending on whether such expenditures provide future economic benefits. Liabilities are recognized when the expenditures are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs.

               Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Net Income per Common Share

               The computation of primary earnings per share is based on the weighted average number of outstanding shares during each period. Shares of common stock issuable under stock options were excluded from the computation because they did not have a material effect on primary earnings per share.
The weighted average number of outstanding shares used for primary and fully diluted earnings per share for 1996 was 5,654,474. For 1995, the computation of fully diluted earnings per share includes the conversion of the 8% convertible note and the assumed exercise of the dilutive stock options. Net income used in the computation of fully diluted earnings per share was adjusted for the interest expense applicable to the convertible note. The assumed conversion of the production payment notes was not included in the computation of fully diluted earnings per share since the effect would be anti-dilutive. The weighted average number of outstanding shares used in the calculations for primary and fully diluted per share amounts for 1995 was 5,229,338 and 5,775,730, respectively. The weighted average number of outstanding shares for 1994 was 5,202,630.

               Changes in Accounting Principles

               Accounting for Impairment of Long-Lived Assets. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It establishes guidelines for determining recoverability based on future net cash flows from the use of the asset and for the measurement of the impairment loss. Impairment loss under SFAS No. 121 is calculated as the difference between the carrying amount of the asset and its fair value. Any impairment loss is recorded in the current period in which the recognition criteria are first applied and met.

               Under the successful efforts method of accounting for oil and gas operations, the Company periodically assessed its proved properties for impairments by comparing the aggregate net book carrying amount of all proved properties with their aggregate future net cash flows. The new statement requires the impairment review be performed on the lowest level of asset grouping for which there are identifiable cash flows. In the case of the Company, this results in a property by property impairment review. The Company adopted SFAS No. 121 in the first quarter of 1995 and primarily as a result of significantly lower natural gas prices, recorded an impairment loss on certain oil and gas properties totaling $4,765,000. In addition, the Company wrote-off its investment in a natural gas marketing and gas gathering company in the amount of $750,000.

               In the fourth quarter of 1995, the Company recorded an additional impairment on certain gas properties totaling $1,520,000. In addition, the Company wrote-off its previously deferred development costs totaling $882,000 related to its Ten Section gas storage project. The Company determined that this asset had been impaired based on the market uncertainties negatively impacting the project.

               Amortization of Oil and Gas Properties. Effective January 1, 1994, the Company changed its method of accounting for amortization of its oil and gas properties. As a result of this change, the capitalized costs of the Company's oil and gas properties which were previously amortized on a field-by-field basis are now amortized on a property-by-property basis. The Company believes that this change permits a more precise calculation of amortization and association of a property's cost with related revenues. For the year ended December 31, 1994, the effect of the change increased net income by $95,000 or $0.02 per share of common stock. The cumulative effect of this accounting change for years prior to 1994 was not material.

               Accounting for Investments. On January 1, 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS No. 115 did not have any effect on the 1994 net income.

2.  Property Acquisitions

               Rio Vista Property Acquisition. During 1996, the Company closed two acquisitions for a combined 8% non-operated working interest in California's most prolific dry gas producing unit in Sacramento Valley. Total consideration for the interests acquired was $2,612,000 cash and was funded from the Company's existing cash balances. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired on the basis of their fair values.

               Barham Ranch Property Acquisition. On December 7, 1995, the Company announced it had reached a definitive agreement to acquire the operated and non-operated working interests in nineteen producing oil wells in Santa Barbara County, California for $3,400,000 cash. The transaction closed on January 31, 1996 and was funded from the Company's existing cash balances. The transaction was accounted for as a purchase as of December 31, 1996, and accordingly, the purchase price was allocated to the assets acquired on the basis of their fair values.

               Star Fee Property Acquisition. On April 22, 1994, the Company announced the closing of its acquisition of a significant oil producing property located in the Midway Sunset field, Kern County, California. The property, known as the Star Fee, is located one-eighth mile west of the Company's other principal Midway Sunset field property and possesses several similar reservoir characteristics. Final consideration consisted of approximately $7,300,000 cash, issuance of $3,624,000 seven-year convertible production payment notes and retention of a sliding scale royalty by the seller in exchange for 100% working interest. The Company borrowed $6,000,000 under the term loan facility provided by its credit agreement. See Note 4 of Notes to Consolidated Financial Statement. The Company's financial statements include the results of the Star Fee property from the closing date. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets acquired on the basis of their fair values.

               Oak Hill Field Property Acquisition. On September 26, 1994, the Company closed the acquisition of working interests in fifteen operated and thirty-three non-operated natural gas producing properties located in the Oak Hill field, Rusk County, Texas. Total consideration was $6,280,000 cash, of which the Company borrowed $6,000,000 under its amended revolving line of credit facility. Most of the reserves and value are concentrated in the operated properties in which the working interests acquired range from 65% to 96%. The transaction was accounted for as a purchase and reflected as of June 1, 1994, the effective date. In accordance with the purchase method of accounting, the purchase price was allocated to the assets acquired on the basis of their fair values.

               The following table presents unaudited pro forma operating results as if the acquisition of the Star Fee and Oak Hill field properties had occurred on January 1, 1994 and 1993:

                                            Year Ended December 31,
                                        ------------------------------
                                            1994              1993
                                         -----------      -----------
Revenues..........................       $17,268,000      $16,409,000
Net Income (Loss).................       $ 1,354,000      $(1,171,000)
Net Income (Loss) Per Share.......       $      0.26      $     (0.23)



               The pro forma results are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma results do not purport to be indicative of results that actually would have been obtained had the acquisitions occurred on January 1 of the periods presented, nor are they intended to be a projection of future results.

3.  Litigation Settlement

               On January 16, 1995, the Company announced it had settled with Chevron the lawsuit of McFarland Energy, Inc. v. Chevron U.S.A., Inc. (Case No. BC023747) for the sum of $25,673,000. In September 1994, a Los Angeles Superior Court jury trial awarded the Company compensatory and punitive damages totaling $47,300,000. On January 13, 1995, the Company and Chevron entered into a final settlement agreement and funds in the amount of $25,673,000 were wired to the Company on January 17, 1995. Of the total settlement amount, $8,292,000 was paid to the Company's outside attorneys and the Company incurred various other costs totaling $223,000. The net settlement amount of $17,158,000 was recognized as a gain in the first quarter of 1995.

4.  Credit Agreement

               On April 20, 1994, the Company entered into a credit agreement with its bank ("Credit Agreement") which consisted of a $5,000,000 unsecured revolving line of credit facility and a $6,000,000 seven-year term loan facility. On September 20, 1994, the Company amended the Credit Agreement in order to finance its acquisition of the Oak Hill field, Rusk County, Texas properties. The amendment increased the revolving line of credit facility to $10,000,000 and replaced the bank's offshore interest rate option with a LIBOR plus 1.5% optional rate. At the option of the Company, the interest rate on borrowed funds is either the reference rate, a rate of interest publicly announced by the bank; the fixed rate, the rate agreed upon between the Company and the bank; or LIBOR plus 1.5% In January 1995, the Company repaid all of the outstanding borrowing on the revolving line of credit. At December 31, 1996, there was no outstanding borrowing under this facility. The Company paid no interest on this facility in 1996.

               The term loan credit facility consisted of a $6,000,000 seven-year term loan repayable over twenty-four successive quarterly equal installments commencing on June 1, 1995. The interest rate on borrowed funds was either the bank's reference rate plus 0.5%, a negotiated fixed rate or LIBOR plus 2%. In conjunction with the acquisition of the Star Fee property, the Company borrowed $6,000,000 under the term loan facility. The term loan was collateralized by two of the Company's principal crude oil producing properties. In March 1995, the Company repaid all the outstanding borrowing under the term loan facility. In 1996, the Company did not pay any interest on the term loan facility.

               The Credit Agreement contains certain covenants which require maintenance of minimum levels of net worth and working capital, maintenance of minimum or maximum financial ratios, and certain limitations on the incurrence of liens or encumbrances on the Company's assets. The Company is required to pay a quarterly commitment fee of 0.25% per annum on the unused portion of the revolving credit facility. There are no compensating balance requirements. The Credit Agreement expires on June 1, 1997.

5.  Production Payment Notes

               On April 22, 1994, the Company issued $3,624,000 of 5% seven-year production payment notes ("Notes") in conjunction with the Star Fee Property acquisition. Interest payments are due quarterly, while monthly principal payments occur when the average monthly crude oil selling price of the property's production exceeds $12.00 per barrel. When the monthly average selling price is between $12.00 and $15.01 per barrel, the sum of the principal payments will be equal to $1.00 per each net revenue barrel produced from the property in that month. When the monthly average selling price exceeds $15.00 per barrel, the sum of the principal payments will be equal to $2.00 per each net revenue barrel produced from the property in that month.

               The Notes are due February 1, 2001. The Company has the option to make the final payment of the outstanding balance in either cash, Company common stock, or a combination of both. The market value per share of common stock delivered will be based on the average quoted closing price on the National Association of Securities Dealers Stock Market System for the twenty trading days prior to January 20, 2001. The Notes are collateralized by one of the Company's principal crude oil properties. In 1996, the Company made interest payments totaling $144,000 on the production payment notes.

6.  Convertible Notes

               On January 4, 1993, the Company refinanced its previously issued convertible notes with the issuance of a single $2,600,000 convertible note to its largest institutional shareholder. The note bore interest at 8% per annum and was due January 4, 2003. The terms of the note called for quarterly interest payments through January 4, 2003, or up to the date of conversion. The Company had the option to convert the note to its common stock at any time after January 4, 1996 provided that the Company's common stock had been quoted by the National Association of Securities Dealers at a weighted average price of $6.50 per share, or higher, for at least nineteen out of twenty consecutive business days. This note was also convertible at the option of the note holder at any time after January 4, 1994 at the rate of one share of the Company's common stock for each $6.50 principal amount. In 1995, the Company made interest payments totaling $208,000. On January 29, 1996, the Company converted the note into 400,000 shares of the Company's common stock. Following the conversion, the Company had a total of 5,639,234 common shares outstanding. The note was subordinate to any senior indebtedness incurred by the Company and restricted the payment of dividends on common stock if there existed any unpaid accrued interest.

7.  Employees Savings and Stock Ownership Plan

               The Company maintains a defined contribution and contributory savings plan covering all full-time employees who have been employed at least six months. The plan qualifies under Section 401(k) of the Internal Revenue Code. The Company contributes to the plan an amount equal to 1% of each eligible employee's annual earnings. In addition, the Company matches employee voluntary contributions up to 6% of annual compensation. Effective January 1, 1997, the Company increased its matching contributions to 8% of annual compensation. Employees vest in the Company's contribution at the rate of 10% each year for the first four years of credited service and 20% each year for the next three years.

               For the three years ended December 31, 1996, 1995, and 1994, contributions of $187,000, $172,000, and $171,000, respectively, were made by the Company to the plan.

8.  Stock Option Plans

               Employee Plan

               On March 6, 1986, the Company's Board of Directors unanimously approved the 1986 Stock Option Plan ("1986 Plan"), under which 225,000 shares of the Company's common stock were reserved for issuance to officers and key employees. The 1986 Plan was adopted by the shareholders at the May 29, 1986 Annual Meeting of Shareholders. Options vest 25% annually and are exercisable beginning one year after the date granted.

               At the May 24, 1989 Annual Meeting of Shareholders, the shareholders approved the 1989 Stock Option Plan ("1989 Plan") which is identical in all material respects to the 1986 Plan. Under the 1989 Plan, 250,000 shares of the Company's common stock were reserved for issuance to officers and key employees.

               At the May 30, 1986 Annual Meeting of Shareholders, the shareholders approved the 1996 Incentive Stock Plan ("1996 Plan") which is identical in all material respects to the 1986 and 1989 Plans. Under the 1996 Plan, 260,000 shares of the Company's common stock are reserved for issuance to officers and key employees.

               A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                                  1996                                  1995
                                                      --------------------------             -------------------------
                                                                      Wtd. Avg.                             Wtd. Avg.
                                                       Options       Exer. Price             Options       Exer. Price
                                                      ----------     -----------             -------       -----------
Outstanding--beginning of year....................       317,063          $4.89                295,875         $4.59
Granted...........................................        86,000          $7.50                 69,000         $6.25
Exercised.........................................      (40,250)          $4.51               (25,000)         $4.55
Forfeited.........................................       (2,562)          $5.70               (22,812)         $5.53
Outstanding--end of year..........................       360,251          $5.58                317,063         $4.89
                                                        ========                              ========
Exercisable--end of year..........................       219,781                               199,892
                                                        ========                              ========
Weighted average fair value of options granted
during the year...................................      $   3.33                              $   2.73
                                                        ========                              ========

               Exercise prices for options outstanding as of December 31, 1996 ranged from $4.13 to $10.00 per share. The weighted average contractual life of these options is 6.9 years.

               Director Plan

               At the June 7, 1994 Annual Meeting of Shareholders, the shareholders approved the Non-Employee Director Stock Option Plan (the "Director Plan"). Under the Director Plan, 50,000 shares of the Company's common stock are reserved for issuance to the outside directors of the Company. Each outside director receives an initial option to purchase 2,000 shares of common stock. Annually, thereafter, options to purchase 1,000 shares of common stock will be granted to each outside director. Effective January 1, 1997, the Director Plan was amended to increase the annual grant to outside directors to 2,000 shares of common stock. The option exercise price is equal to the fair market value of the Company's common stock on the date of grant and the options are exercisable immediately.

               A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                                  1996                                  1995
                                                      --------------------------             -------------------------
                                                                      Wtd. Avg.                             Wtd. Avg.
                                                       Options       Exer. Price             Options       Exer. Price
                                                      ----------     -----------             -------       -----------
Outstanding--beginning of year.....................       18,000          $5.86                 14,000         $5.21
Granted............................................        7,000          $9.88                  6,000         $7.00
Exercised..........................................           --          --                   (2,000)         $4.75
Outstanding--end of year...........................       25,000          $6.99                 18,000         $5.86
                                                        ========                              ========
Exercisable--end of year...........................       25,000                                18,000
                                                        ========                              ========
Weighted average fair value of options granted
during the year....................................     $   3.33                              $   2.73
                                                        ========                              ========

               Exercise prices for options outstanding as of December 31, 1996 ranged from $4.75 to $9.88 per share. The weighted average contractual life of these options is 8.3 years.

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

               Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively; risk-free interest rates of 6.5% and 5.4%; volatility factors of the expected market price of the Company's common stock of 0.39 and 0.41; and a weighted-average expected life of the option of 5 years.

               The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

               For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                             1996            1995
                                         ----------      -----------
Pro forma net income...............      $7,034,000      $13,600,000
                                         ==========      ===========
Pro forma earnings per share:
   Primary.........................      $     1.24      $      2.60
                                         ==========      ===========
   Fully diluted...................      $     1.24      $      2.41
                                         ==========      ===========

9.  Income Taxes

               Income tax expense provided in the Company's financial statements differs substantially from the actual income tax liability to federal and state governments. The following reconciliations are provided to enhance the reader's understanding of this relationship.

               Reconciliation of income tax expense (benefit) with tax at statutory rate:

                                                                          Year Ended December 31,
                                                                 ----------------------------------------------
                                                                    1996               1995              1994
                                                                 ----------         ----------         --------
Computed tax at 34%.....................................         $3,077,000         $4,284,000         $513,000
State income taxes, net of federal tax benefit..........            555,000            773,000           93,000
Utilization of net operating loss carryforwards.........         (1,347,000)        (1,607,000)              --
Utilization of percentage depletion.....................         (1,177,000)                --               --
Asset acquisition and sale differences..................            736,000                 --               --
Other, net..............................................             79,000              9,000          204,000
Change in valuation allowance...........................                 --         (4,501,000)        (808,000)
                                                                 ----------        -----------         --------
                                                                 $1,923,000        $(1,042,000)        $  2,000
                                                                 ==========        ===========         ========


               Income taxes have the following components:

                                                              Year Ended December 31,
                                                ----------------------------------------------
                                                   1996                 1995           1994
                                                ----------          -----------     ----------
Current tax expense:
   Federal................................      $1,138,000          $        --     $       --
   State..................................         370,000               27,000          2,000
                                                ----------          -----------     ----------
                                                 1,508,000               27,000          2,000
                                                ----------          -----------     ----------
Deferred tax expense (benefit):
   Federal................................         261,000           (1,069,000)            --
   State..................................         154,000                   --             --
                                                ----------          -----------     ----------
                                                   415,000           (1,069,000)            --
                                                ----------          -----------     ----------
                                                $1,923,000          $(1,042,000)    $    2,000
                                                ==========          ===========     ==========


               The deferred tax assets and liabilities as of December 31, 1996 and 1995 were as follows:

               Deferred tax assets (liabilities):


                                                 Year Ended December 31,
                                                ----------------------------
                                                   1996              1995
                                                ----------        ----------

Net operating loss carryforwards........        $       --        $1,588,000
Statutory depletion carryforwards.......         1,449,000         2,414,000
Tax credit carryforwards................         1,757,000           327,000
State taxes, net........................                --            33,000
Property and equipment..................                --           253,000
Other, net..............................           569,000           821,000
Valuation allowance.....................          (780,000)         (780,000)
                                                ----------        ----------
Total deferred tax assets...............         2,995,000         4,656,000
                                                ----------        ----------
State taxes, net........................          (121,000)               --
Property and equipment..................        (1,115,000)               --
Other, net..............................        (1,350,000)       (3,832,000)
                                                ----------        ----------
Total deferred tax liabilities..........        (2,586,000)       (3,832,000)
                                                ----------        ----------
Net deferred tax assets (liabilities)...        $  409,000        $  824,000
                                                ==========        ==========

               The Company establishes valuation allowances for deferred tax assets where it is more likely than not that some portion or all of the deferred tax assets will not be realized.

               The Company has approximately $4,300,000 in federal statutory depletion carryforwards which may be used to offset future taxable income. These carryforwards do not expire. The Company also has approximately $1,757,000 of various tax credit carryforwards available which can be used to offset future regular income taxes in excess of future alternative minimum taxes. If not fully utilized, certain enhanced oil recovery tax credits of $1,098,000 will begin to expire in 2009. Federal alternative minimum tax credits of $659,000 may be carried forward indefinitely. Federal and state income taxes paid were $1,230,000, $12,000, and $2,000 in 1996, 1995, and
1994, respectively.

10.   Commitments and Contingencies

               The Company has certain contingent liabilities with respect to litigation, claims, taxes, government regulations and contractual agreements arising from the ordinary course of business. While there are always risks inherent in the resolution of any contingency, it is the opinion of management that such contingent liabilities will not result in any loss which would have an adverse material effect on the Company's financial position.

               The Company is subject to other possible loss contingencies pursuant to federal, state and local environmental laws and regulations.
These include existing and potential obligations to investigate the effects of the release of certain hydrocarbons or other substances at various sites, to remediate or restore these sites, and to compensate others for damages and to make other payments as required by law or regulation. These obligations relate to sites owned by the Company or others, and are associated with past and present oil and gas operations. The amount of such obligations is indeterminate and will depend on such factors as the unknown nature and extent of contamination, the unknown timing, extent and method of remedial actions which may be required, the determination of the Company's liability in proportion to other responsible parties, and the state of the law.

               The Company has entered into employment agreements with certain key employees. The initial term of each agreement expires on December 31, 1999, or after twenty-four months following a change in control. The agreements provide if the individual's employment is terminated after a change in control (as described in the agreements), the individual is entitled to a lump sum payment equal to an amount ranging from one to two times his base salary, including bonus.

               The Company markets its crude oil under long-term contracts to a number of refiners and marketing agencies, including several major oil companies, and its natural gas to utilities and pipeline companies. In 1996, two purchasers accounted for more than 10% of the Company's total oil and gas sales. Their purchases in 1996 accounted for 34% and 24%, respectively.

11. Supplemental Oil and Gas Reserve Information and Related Data (Unaudited)

               As of December 31, 1996, 1995 and 1994, the detail of capitalized costs attributable to the Company's oil and gas properties were as follows:


                                              December 31,
                               ---------------------------------------------
                                  1996             1995             1994
                               -----------      -----------      -----------

Proved properties........      $83,851,000      $85,019,000      $78,942,000
Unproved properties......        1,654,000          669,000        2,574,000
                               -----------      -----------      -----------
                               $85,505,000      $85,688,000      $81,516,000
                               ===========      ===========      ===========
Accumulated depletion....      $50,488,000      $52,351,000      $48,279,000
                               ===========      ===========      ===========

               During the years ended December 31, 1996, 1995 and 1994, the following amounts were expended in the activities described:


                                             Year Ended December 31,
                                     ----------------------------------------
                                        1996          1995           1994
                                     ----------    -----------    -----------

Acquisition of proved properties.    $1,834,000    $ 5,403,000    $17,562,000
Exploration......................     2,538,000      1,528,000      1,114,000
Development......................     3,179,000      6,276,000      3,838,000
                                     ----------    -----------    -----------
          Total..................    $7,551,000    $13,207,000    $22,514,000
                                     ==========    ===========    ===========

               The Company operates in only one line of business, oil and gas exploration and production, and conducts those operations solely in one major geographic area, the Continental United States. Accordingly, the consolidated statements of operations shown in these financial statements reflect the results of operations from oil and gas producing activities for the years ended December 31, 1996, 1995 and 1994.

               During 1996, 1995 and 1994, the following changes occurred in the Company's estimated proved oil and gas reserves:

                                                       Oil                                             Gas
                                         --------------------------------        --------------------------------
                                                             (in thousands of bbls and mcf)
                                          1996         1995         1994          1996        1995         1994
                                         -------      ------      -------        ------      -------      -------
Beginning of the year...............      9,514        8,299        5,132        12,104       14,723        7,991
Revision of previous estimates:
 Price changes......................        447           54          673         1,735           --          (30)
 Quantity estimates.................      5,225        1,740         (166)        3,075       (1,751)      (2,715)
Purchases of minerals in place......         --          696        3,913         4,547        1,266        9,540
Extensions, discoveries and other
 additions..........................         --           --           --           310           47        1,550
Production..........................     (1,357)      (1,206)        (969)       (1,976)      (2,181)      (1,456)
Sales of minerals in place..........       (117)         (69)        (284)           --           --         (157)
                                         ------        -----        -----        ------      -------      -------
End of the year.....................     13,712        9,514        8,299        19,795       12,104       14,723
                                         ======        =====        =====        ======       ======       ======
Proved developed reserves...........     12,929        8,534        8,299        19,588       12,104        9,374
                                         ======        =====        =====        ======       ======       ======

               The revision of previous estimates of proved reserves is primarily influenced by two factors: the estimate of remaining hydrocarbons in the reservoir and the economics of extraction and sale. When sales prices fluctuate dramatically, the estimate of economically recoverable reserves is significantly impacted. At the end of 1994, California crude prices were more than $4.00 per barrel higher than at the end of 1993. These higher prices increased the Company's economically recoverable reserves in 1994 at several oil producing properties. In 1995, better than projected operating results at the Company's two core Midway Sunset field properties accounted for most of the upward quantity estimate revisions. 1994 and 1995 gas reserves were revised downward principally due to disappointing production results at some of the Company's gas wells in the Northern San Joaquin Valley. Product prices were sharply higher at the end of 1996, resulting in upward revisions to oil and gas reserves. In addition, as a result of a comprehensive study performed by the Company's independent reservoir engineers, the Company's Midway Sunset field oil reserves were revised upward in 1996 by 4.8 million barrels.

               At December 31, 1996, 1995 and 1994, the Company's Standardized Measure of Discounted Future Net Cash Flows were as follows:

                                                                        1996               1995               1994
                                                                    ------------       ------------       ------------
Future gross revenue..........................................      $301,000,000       $153,000,000       $129,000,000
Future production and development costs.......................      (115,000,000)       (68,000,000)       (64,000,000)
                                                                    ------------       ------------       ------------
Future net revenue............................................       186,000,000         85,000,000         65,000,000
10% annual discount for estimated timing of net revenue.......       (71,000,000)       (25,000,000)       (21,000,000)
                                                                    ------------       ------------       ------------
Discounted future net revenue.................................       115,000,000         60,000,000         44,000,000
Discounted future income tax expense..........................       (25,000,000)        (4,000,000)                --
                                                                    ------------       ------------       ------------
Standardized measure of discounted future net cash flows......      $ 90,000,000       $ 56,000,000       $ 44,000,000
                                                                    ============       ============       ============

               The process of estimating oil and gas quantities is inherently imprecise. Ascribing monetary values to those reserves, therefore, yields imprecise estimates at best. Proved reserve quantities are merely estimates of future production from known reservoirs based on year end economic factors, which may differ materially from actual recovery as production occurs and market prices and production costs change. The Company's Hedge Program is not considered in the evaluation of the year end reserves.

               THE FOREGOING RESERVE ESTIMATES AND RESULTING FUTURE NET CASH FLOWS WERE DEVELOPED IN ACCORDANCE WITH SEC PROCEDURES, USING SELLING PRICES IN EFFECT AT THE END OF THE YEARS INDICATED. AS ILLUSTRATED ABOVE, BOTH THE QUANTITY ESTIMATES AND "CASH FLOWS" OF RESERVES ARE SENSITIVE TO SALES PRICES IN EFFECT AT THE YEAR END QUANTIFICATION DATE. DURING PERIODS OF RAPIDLY CHANGING PRICES, RESERVE INFORMATION MUST BE EXAMINED WITH THIS UNDERSTANDING.

Statement of Valuation Policies

               The following accounting policies have been followed in preparing the above presentation. The estimates of proved reserves and related valuations were developed in accordance with rules of the Securities and Exchange Commission (SEC). The other policies described below are based principally on rules developed by the SEC and the Financial Accounting Standards Board (FASB).

               The dollar valuation of proved reserves is developed as follows:

                    (1) Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced, based on year end economic conditions.

                    (2) The estimated future production of proved reserves is priced on the basis of year end prices.

                    (3) The estimated future expense of developing and producing the reserve quantities and of abandonment and site restoration are costed at year end costs.

                    (4) The resulting future net revenue streams are reduced to present value amount by applying a 10 percent discount factor.

                    (5) The Discounted Future Net Revenue amount is further reduced by the estimated amount of discounted future income tax expense attributable to the future income based on year end tax rates. Anticipate future permanent differences, such as allowable statutory percentage depletion in excess of basis, are taken into account. The effects of any future timing differences, such as intangible drilling costs, are not recognized.

               AS ACKNOWLEDGED BY THE SEC, THIS VALUATION PROCEDURE IS NOT INTENDED TO YIELD THE BEST ESTIMATE OF THE FAIR MARKET VALUE OF A COMPANY'S OIL AND GAS PROPERTIES. AN ESTIMATE OF FAIR MARKET VALUE SHOULD ALSO TAKE INTO ACCOUNT, AMONG OTHER FACTORS, THE LIKELIHOOD OF FUTURE RECOVERIES OF OIL AND GAS IN EXCESS OF PROVED RESERVES, ANTICIPATED FUTURE PRICES OF OIL AND GAS AND RELATED DEVELOPMENT AND PRODUCTION COSTS, A DISCOUNT RATE WHICH REFLECTS ACTUAL ECONOMIC CONDITIONS, AND AN INCOME TAX PROVISION WHICH RECOGNIZES BOTH PERMANENT AND TEMPORARY DIFFERENCES.

               The following are the principal sources of changes in the standardized measure of discounted future net cash flows during the years ended December 31, 1996, 1995 and 1994:

                                                  1996               1995              1994
                                               -----------       -----------       -----------
Beginning of year estimate.................    $56,000,000       $44,000,000       $21,000,000
Net change in prices and production costs..     24,000,000         7,000,000        10,000,000
Revision to previous quantity estimates....     34,000,000        10,000,000        (3,000,000)
Purchase of minerals in place..............      8,000,000         6,000,000        22,000,000
Extensions and discoveries.................      1,000,000                --         2,000,000
Net oil and gas sales......................    (18,000,000)      (11,000,000)       (9,000,000)
Sales of minerals in place.................             --                --        (1,000,000)
Accretion of discount......................      6,000,000         4,000,000         2,000,000
Net change in income taxes.................    (21,000,000)       (4,000,000)               --
                                               -----------       -----------       -----------
End of year estimate.......................    $90,000,000       $56,000,000       $44,000,000
                                               ===========       ===========       ===========

Analysis of Changes

               Year ended December 31, 1996:

               Net change in prices and production costs represents the present value of changes in prices and production costs multiplied by proved reserves as of the beginning of the year.

               The revision to previous quantity estimates reflects upward estimate revisions at the Company's two core Midway Sunset field properties.

               Purchase of minerals in place consisted of the acquisition of a working interest in a gas producing property in Sacramento Valley, California.

               Extensions and discoveries resulted from a successful exploratory gas well drilled in the Northern San Joaquin Valley.

               "Accretion of Discount" was computed by applying 10 percent to the discounted future net revenue before taxes as of the beginning of the year in recognition of the increase resulting from the impact of the passage of time on the discounted cash flow approach to the valuation of the proved reserves.

               Year ended December 31, 1995:

               Net change in prices and production costs represents the present value of changes in prices and production costs multiplied by proved reserves as of the beginning of the year.

               The revision to previous quantity estimates reflects upward estimate revisions at the Company's two core Midway Sunset field properties, partially offset by downward revisions at some of the Company's gas properties in the California Northern San Joaquin Valley and in East Texas.

               Purchases of minerals in place consisted principally of the acquisition of oil producing properties in Santa Barbara County, California and the purchase of additional working interests in a property already operated by the Company.

               Year ended December 31, 1994:

               The revision to previous quantity estimates reflects the downward revision to some of the Company's natural gas reserves in the Northern San Joaquin Valley of California.

               Purchases of minerals in place consisted principally of the acquisition of the Star Fee property in April 1994 and the Oak Hill field properties in September 1994.

               Extensions and discoveries resulted from the drilling of five successful natural gas wells in the Northern San Joaquin Valley of California.

               Sales of minerals in place principally reflects the sale of a Los Angeles Basin, California property to a third party pursuant to an out-of-court settlement reached in August 1994.

12.   Unaudited Quarterly Operating Results

               The following is a tabulation of unaudited quarterly operating results for 1996, 1995 and 1994.

                      First        Second        Third       Fourth
                     Quarter       Quarter      Quarter      Quarter        Total
                     -------       -------      -------      -------       -------
                               (In thousands except per share data)
1996
Total Revenues....   $ 5,822        $6,719       $6,385       $6,795       $25,721
Net Income........   $ 1,180        $1,953       $1,486       $2,507(1)    $ 7,126
Per Share.........   $  0.21        $ 0.35       $ 0.26       $ 0.44       $  1.26

1995
Total Revenues....   $ 4,520        $5,171       $5,109       $5,083       $19,883
Net Income........   $10,074(2)     $  840       $1,326       $1,401(3)    $13,641
Per Share.........   $  1.93        $ 0.16       $ 0.25       $ 0.27       $  2.61

1994
Total Revenues....   $ 2,955        $3,391       $4,406       $5,518       $16,270
Net (Loss) Income.   $  (349)       $  236       $  658       $  963(4)    $ 1,508
Per Share.........   $ (0.07)       $ 0.05       $ 0.13       $ 0.18       $  0.29

---------------
(1) The fourth quarter of 1996 includes year end tax adjustments and the recognition of deferred tax assets totaling $418,000.

(2) The first quarter of 1995 reflects the net gain from a lawsuit settlement of $17,158,000 and the $5,515,000 impairment on certain oil and gas properties and a write-off of an investment in a natural gas marketing company.

(3) The fourth quarter of 1995 includes the year end income tax adjustments and the recognition of deferred tax assets totaling $3,050,000, which were partially offset by an additional impairment of $2,402,000 on certain gas properties and the write-off of development costs relating to a gas storage project.

(4) The fourth quarter of 1994 reflects the gain on the sale of an oil and gas property and other nonrecurring items, the net of which increased operating income by approximately $437,000.


                          McFARLAND ENERGY, INC.
             CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                 (in millions of dollars, except as noted)


                                                             Six Months
                                                           Ended June 30,
                                                        --------------------
                                                         1997          1996
                                                        ------        ------
Revenues
 Oil and gas sales................................       $12.6         $11.7
 Interest and other...............................         0.3           0.2
 Gain on sale of assets...........................         0.1           0.6
                                                         -----         -----
                                                          13.0          12.5
                                                         -----         -----
Costs and Expenses
 Crude oil and gas production.....................         5.6           3.6
 Exploration, dry holes and abandonments..........         0.4           0.7
 Depletion and depreciation.......................         2.2           2.3
 General and administrative.......................         1.7           1.4
 Interest.........................................         0.1           0.1
                                                         -----         -----
                                                          10.0           8.1
                                                         -----         -----
Income (Loss) Before Income Taxes.................         3.0           4.4
 Income taxes.....................................        (0.8)         (1.3)
                                                         -----         -----
Net Income (Loss).................................       $ 2.2         $ 3.1
                                                         -----         -----
Net Income per common share
 Primary..........................................       $0.39         $0.56
                                                         =====         =====
 Fully diluted ...................................       $0.39         $0.56
                                                         =====         =====
Weighted average shares outstanding (in millions).         5.7           5.6
                                                         =====         =====

  The accompanying notes are an integral part of these financial statements.


                            McFARLAND ENERGY, INC.
                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                           (in millions of dollars)


                                                  June 30,    December 31,
                                                    1997          1996
                                                  --------    ------------
                   ASSETS
Current Assets
 Cash and cash equivalents...................       $ 9.2         $ 9.3
 Accounts receivable.........................         3.9           4.2
 Other current assets........................         0.5           1.2
                                                    -----         -----
                                                     13.6          14.7
                                                    -----         -----
Properties and Equipment, at cost
 Oil and gas (successful efforts accounting).        89.9          85.5
 Other.......................................         3.5           3.4
                                                    -----         -----
                                                     93.4          88.9
 Accumulated depletion and depreciation......       (54.7)        (53.3)
                                                    -----         -----
                                                     38.7          35.6
                                                    -----         -----
Deferred Income Taxes........................         0.4           0.4
                                                    -----         -----
Other Assets.................................        --             0.2
                                                    -----         -----
                                                    $52.7         $50.9
                                                    =====         =====
     LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities
 Accounts payable............................       $ 3.5         $ 4.4
 Other current liabilities...................         0.4           1.5
                                                    -----         -----
                                                      3.9           5.9
                                                    -----         -----
Production Payment Notes.....................         2.3           2.6
                                                    -----         -----
Other Long-term Obligations..................         1.6          --
                                                    -----         -----
Shareholders' Equity
 Common stock................................         5.7           5.7
 Paid-in capital.............................        21.6          21.4
 Retained earnings...........................        17.6          15.3
                                                    -----         -----
                                                     44.9          42.4
                                                    -----         -----
                                                    $52.7         $50.9
                                                    =====         =====

  The accompanying notes are an integral part of these financial statements.


                          McFARLAND ENERGY, INC.
                    STATEMENT OF CASH FLOWS (UNAUDITED)
                         (in millions of dollars)

                                                                                        Six Months Ended June 30,
                                                                                        -------------------------
                                                                                         1997               1996
                                                                                        ------             ------
Operating Activities:
 Net income..................................................................            $2.2               $3.1
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation, depletion and abandonments..................................             2.3                2.6
   Deferred income taxes.....................................................              --                1.2
   Gain on disposition of assets.............................................            (0.1)              (0.6)
   Exploratory dry hole costs                                                             0.2                0.2
 Changes in operating assets and liabilities                                              0.5               (0.4)
                                                                                         ----               ----
Net Cash Provided by Operating Activities....................................             5.1                6.1
                                                                                         ----               ----
Investing Activities:
 Capital expenditures........................................................            (5.2)              (7.4)
 Proceeds from property sales................................................             0.1                0.6
 Other.......................................................................              --                0.1
                                                                                         ----               ----
Net Cash Used in Investing Activities........................................            (5.1)              (6.7)
                                                                                         ----               ----
Financing Activities:
 Payments on debt............................................................            (0.3)              (0.3)
 Exercise of stock options...................................................             0.2                 --
                                                                                         ----               ----
Net Cash Used in Financing Activities........................................            (0.1)              (0.3)
                                                                                         ----               ----
Net (Decrease) Increase in Cash and Cash Equivalents.........................            (0.1)              (0.9)
Cash and Cash Equivalents at Beginning of Period.............................             9.3                7.0
                                                                                         ----               ----
Cash and Cash Equivalents at End of Period...................................            $9.2               $6.1
                                                                                         ====               ====

  The accompanying notes are an integral part of these financial statements.


                          McFARLAND ENERGY, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) Accounting Policies

               The accompanying financial statements reflect all adjustments which, in the opinion of management, are necessary to present fairly the financial position at June 30, 1997 and the results of operations for the six months ended June 30, 1997. These financial statements and the notes thereto should be read in conjunction with the Company's financial statements for the year ended December 31, 1996 included elsewhere herein.

(2) Production Payment Notes

               On April 22, 1994, the Company issued $3,624,000 of 5% seven-year production payment notes ("Notes") in conjunction with the Star Fee property acquisition. Interest payments are due quarterly, while monthly principal payments occur when the average monthly crude oil selling price of the property's production exceeds $12.00 per barrel. When the monthly average selling price is between $12.00 and $15.01 per barrel, the sum of the principal payments will be equal to $1.00 per each net revenue barrel produced from the property in that month. When the monthly average selling price exceeds $15.00 per barrel, the sum of the principal payments will be equal to $2.00 per each net revenue barrel produced from the property in that month.

               The Notes are due February 1, 2001. The Company has the option to make the final payment of the outstanding balance in either cash, Company common stock, or a combination of both. The market value per share of common stock delivered will be based on the average quoted closing price on the National Association of Securities Dealers Stock Market for the twenty trading days prior to January 20, 2001. The Notes are collateralized by one of the Company's principal crude oil properties.

(3) Commitments and Contingencies

               The Company has certain contingent liabilities with respect to litigation, claims, taxes, government regulations, and contractual agreements arising from the ordinary course of business. While there are always risks inherent in the resolution of any contingency, it is the opinion of management that such contingent liabilities will not result in any loss which would have an adverse material effect on the Company's financial position.

               In the second quarter of 1997 the Company accrued $1.6 million with respect to an environmental Superfund site. Including such accrual, the Company has provided a total of $1.9 million with respect to such site.

               The Company is subject to other possible loss contingencies pursuant to federal, state and local environmental laws and regulations.
These include existing and potential obligations to investigate the effects of the release of certain hydrocarbons or other substances at various sites, to remediate or restore these sites, and to compensate others for damages and to make other payments as required by law or regulation. These obligations relate to sites owned by the Company or others, and are associated with past and present oil and gas operations. The amount of such obligations is indeterminate and will depend on such factors as the unknown nature and extent of contamination, the unknown timing, extent and method of remedial actions which may be required, the determination of the Company's liability in proportion to other responsible parties, and the state of the law.


                                                                       ANNEX A



                         AGREEMENT AND PLAN OF MERGER

                                  dated as of

                                August 17, 1997

                                    between

                           MONTEREY RESOURCES, INC.

                                      and

                                  TEXACO INC.


                               TABLE OF CONTENTS


                                                                          Page

                                   ARTICLE 1
                                  The Merger

Section 1.1.   The Merger...................................................1
Section 1.2.   Conversion of Shares.........................................2
Section 1.3.   Surrender and Payment........................................2
Section 1.4.   Stock Options................................................4
Section 1.5.   Adjustments..................................................4
Section 1.6.   Fractional Shares............................................4
Section 1.7.   Withholding Rights...........................................5
Section 1.8.   Lost Certificates............................................5

                                   ARTICLE 2
                           The Surviving Corporation

Section 2.1.   Certificate of Incorporation.................................6
Section 2.2.   Bylaws.......................................................6
Section 2.3.   Directors and Officers.......................................6

                                   ARTICLE 3
                 Representations and Warranties of the Company

Section 3.1.   Corporate Existence and Power................................6
Section 3.2.   Corporate Authorization......................................7
Section 3.3.   Governmental Authorization...................................7
Section 3.4.   Non-contravention............................................7
Section 3.5.   Capitalization...............................................8
Section 3.6.   Subsidiaries.................................................8
Section 3.7.   SEC Filings..................................................9
Section 3.8.   Financial Statements........................................10
Section 3.9.   Absence of Certain Changes..................................10
Section 3.10.  No Undisclosed Material Liabilities.........................12
Section 3.11.  Compliance with Laws and Court Orders.......................12
Section 3.12.  Litigation..................................................13
Section 3.13.  Advisors' Fees..............................................13
Section 3.14.  Taxes.......................................................13
Section 3.15.  Employee Benefit Plans......................................14
Section 3.16.  Environmental Matters.......................................15
Section 3.17.  Tax Treatment...............................................16
Section 3.18.  Opinion of Financial Advisor................................16
Section 3.19.  Patents and Other Proprietary Rights........................16
Section 3.20.  Status and Operation of Oil and Gas Properties..............17
Section 3.21.  Antitakeover Statutes and Rights Agreement..................19

                                   ARTICLE 4
                   Representations and Warranties of Parent

Section 4.1.   Corporate Existence and Power...............................19
Section 4.2.   Corporate Authorization.....................................19
Section 4.3.   Governmental Authorization..................................20
Section 4.4.   Non-contravention...........................................20
Section 4.5.   Capitalization..............................................20
Section 4.6.   SEC Filings.................................................21
Section 4.7.   Financial Statements........................................22
Section 4.8.   Absence of Certain Changes..................................22
Section 4.9.   No Undisclosed Material Liabilities.........................23
Section 4.10.  Compliance with Laws and Court Orders.......................23
Section 4.11.  Litigation..................................................23
Section 4.12.  Taxes.......................................................23
Section 4.13.  Employee Benefit Plans......................................24
Section 4.14.  Environmental Matters.......................................25
Section 4.15.  Tax Treatment...............................................26

                                   ARTICLE 5
                           Covenants of the Company

Section 5.1.   Conduct of the Company......................................26
Section 5.2.   Stockholder Meeting; Proxy Material.........................27
Section 5.3.   Other Offers................................................28

                                   ARTICLE 6
                              Covenants of Parent

Section 6.1.   Conduct of Parent...........................................29
Section 6.2.   Obligations of Merger Subsidiary............................29
Section 6.3.   Voting of Shares............................................29
Section 6.4.   Director and Officer Liability; Indemnification.............30
Section 6.5.   Registration Statement; Form S-8............................30
Section 6.6.   Stock Exchange Listing......................................31
Section 6.7.   Employee Benefits...........................................31
Section 6.8.   Standstill..................................................31

                                   ARTICLE 7
                      Covenants of Parent and the Company

Section 7.1.   Reasonable Best Efforts.....................................32
Section 7.2.   Certain Filings.............................................32
Section 7.3.   Public Announcements........................................33
Section 7.4.   Further Assurances..........................................33
Section 7.5.   Notices of Certain Events...................................33
Section 7.6.   Tax-free Reorganization.....................................33
Section 7.7.   Affiliates..................................................34
Section 7.8.   Access to Information; Confidentiality......................34

                                   ARTICLE 8
                           Conditions to the Merger

Section 8.1.   Conditions to the Obligations of Each Party.................34
Section 8.2.   Conditions to the Obligations of Parent and Merger
                 Subsidiary................................................35
Section 8.3.   Conditions to the Obligations of the Company................36

                                   ARTICLE 9
                                  Termination

Section 9.1.   Termination.................................................36
Section 9.2.   Effect of Termination.......................................37

                                  ARTICLE 10
                                 Miscellaneous

Section 10.1.  Notices....................................................37
Section 10.2.  Survival of Representations and Warranties.................38
Section 10.3.  Amendments; No Waivers.....................................39
Section 10.4.  Expenses...................................................39
Section 10.5.  Successors and Assigns.....................................40
Section 10.6.  Governing Law..............................................40
Section 10.7.  Jurisdiction...............................................40
Section 10.8.  Waiver of Jury Trial.......................................40
Section 10.9.  Counterparts; Effectiveness................................40
Section 10.10. Entire Agreement...........................................41
Section 10.11. Captions...................................................41
Section 10.12. Severability...............................................41
Section 10.13. Specific Performance.......................................41
Section 10.14. Definitions and Usage......................................41


                                 AGREEMENT AND PLAN OF MERGER

               AGREEMENT AND PLAN OF MERGER dated as of August 17, 1997 between Monterey Resources, Inc., a Delaware corporation (the "Company") and Texaco Inc., a Delaware corporation ("Parent").

               WHEREAS, the Boards of Directors of the Company and Parent have determined that the strategic combination of the Company and Parent is in the best interests of the stockholders of the Company and Parent, respectively;

               NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:


                                   ARTICLE 1

                                  The Merger

               Section 1.1. The Merger. (a) Upon the terms and subject to the conditions hereof, at the Effective Time, a newly formed wholly owned subsidiary of Parent (the "Merger Subsidiary") shall be merged (the "Merger") with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

           (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth herein the Company and Merger Subsidiary will file a certificate of merger (the "Certificate of Merger") with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the "Effective Time") as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed in writing by the parties hereto and specified in the Certificate of Merger).

           (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, assets, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

               Section 1.2.  Conversion of Shares.  At the Effective Time:

           (a) each share of common stock, $.01 par value, of the Company ("Company Stock") outstanding immediately prior to the Effective Time shall (except as otherwise provided in Section 1.6) be converted into the right to receive that number of shares (the "Merger Consideration") of common stock, $6.25 par value, of Parent ("Parent Stock") determined by dividing $21 by the average closing price ("Average Closing Price") of Parent Stock on the New York Stock Exchange (the "NYSE") for the thirty trading days ending on and including the fifth trading day prior to the Effective Time; provided that if the Average Closing Price is greater than $121, the number of shares of Parent Stock to be issued per share of Company Stock shall be 0.1736, and if the Average Closing Price is less than $99, the number of shares of Parent Stock to be issued per share of Company Stock shall be 0.2121.

           (b) each share of Company Stock held by the Company as treasury stock or owned by Parent or any of its subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

           (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

               Section 1.3. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent, which shall be Parent's Transfer Agent or such other person or persons reasonably satisfactory to the Company (the "Exchange Agent") for the purpose of exchanging certificates representing Company Stock (the "Certificates") for the Merger Consideration. As of the Effective Time, Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of shares of Company Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent).

           (b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, the Merger Consideration in respect of the Company Stock represented by such Certificate. Each holder of shares of Company Stock shall receive the Merger Consideration in book-entry form unless such holder elects to receive certificates of Parent Stock and so indicates in the letter of transmittal. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

           (c) If any portion of the Merger Consideration is to be paid to a person (as defined in Section 10.14) other than the person in whose name the Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

           (d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock outstanding prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article.

           (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares of Company Stock. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of shares of Company Stock six years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

           (f) No dividends, interest or other distributions with respect to securities of Parent constituting part of the Merger Consideration shall be paid to the holder of any unsurrendered Certificates until such Certificates
are surrendered as provided in this Section.   Upon such surrender, there
shall be paid, without interest, to the person in whose name the securities of Parent have been registered, all dividends, interest and other distributions payable in respect of such securities on a date subsequent to, and in respect of a record date after, the Effective Time.

               Section 1.4.  Stock Options.   At the Effective Time, each
option to purchase shares of Company Stock outstanding under any employee stock option or compensation plan or arrangement of the Company, whether or not exercisable, and whether or not vested, shall be canceled, and Parent shall issue in exchange therefor an option to purchase shares of Parent Stock (a "Substitute Option"). The number of shares of Parent Stock subject to such Substitute Option and the exercise price thereunder shall be computed in compliance with the requirements of Section 424(a) of the Internal Revenue
Code of 1986 (the "Code"). Prior to the Effective Time, the Company will use its reasonable efforts to obtain such consents, if any, as may be necessary to give effect to the transactions contemplated by this Section. In addition, prior to the Effective Time, the Company will, to the extent permitted by the agreements, make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section. Except as set forth in Schedule 1.4, the Company represents that neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause the acceleration of vesting with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company. Except as contemplated by this Section, the Company will not, after the date hereof, without the written consent of Parent, amend any outstanding options to purchase shares of Company Stock (including accelerating the vesting).

               Section 1.5. Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be adjusted appropriately.

               Section 1.6. Fractional Shares. Fractional shares of Parent Stock may be issued in the Merger to holders of Common Stock who have not elected to receive certificates of Parent Stock pursuant to Section 1.03(b). Except as contemplated by the previous sentence, no fractional shares of Parent Stock shall be issued in the Merger, but in lieu thereof each holder of Company Stock otherwise entitled to a fractional share of Parent Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.6, a cash payment in lieu of such fractional shares of Parent Stock representing such holder's proportionate interest, if any, in the net proceeds from the sale by the Exchange Agent in one or more transactions
(which sale transactions shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion) on behalf of all such holders of the aggregate of the fractional shares of Parent Stock which would otherwise have been issued (the "Excess Shares"). The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Stock. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including, without imitation, the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Stock in lieu of any fractional shares of Parent Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Stock without interest.

               Section 1.7. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

               Section 1.8. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificates as contemplated by this Article.


                                   ARTICLE 2

                           The Surviving Corporation

               Section 2.1. Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

               Section 2.2. Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

               Section 2.3. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.


                                   ARTICLE 3

                 Representations and Warranties of the Company

               The Company represents and warrants to Parent that, except as disclosed in the Company Schedule of Exceptions:

               Section 3.1. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, have a material adverse effect (as defined in Section 10.14) on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

               Section 3.2. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company's corporate powers and, except for the required approval of the Company's stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. No other vote of the holders of the Company's capital stock is necessary in connection with this Agreement or the consummation of the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of the Company.

           (b) The Company's Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement, and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company's stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger), and (iii) resolved (subject to Section 5.2) to recommend approval and adoption of this Agreement by its stockholders.

               Section 3.3. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), the Securities Act of 1933 ("1933 Act"), the Securities Exchange Act of 1934 ("1934 Act"), and foreign or state securities or Blue Sky laws, and (c) any other filings, approvals or authorizations which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on the Company or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

               Section 3.4. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 3.3, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any person under, give rise to any right of first refusal or similar right of any third party under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its subsidiaries or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company or any of its subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries except, in the case of clauses (ii), (iii) and (iv), for such matters as would not, individually or in the aggregate, have a material adverse effect on the Company or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

               Section 3.5. Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock and 25,000,000
shares of preferred stock, $0.01 par value.   No shares of preferred stock have
been issued. As of July 14, 1997, there were outstanding 54,775,499 shares of Company Stock and options to purchase an aggregate of 1,454,538 shares of Company Stock at an average exercise price of $13.70 per share (none of which were exercisable). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section and except for changes since July 14, 1997 resulting from the exercise of employee stock options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities referred to in clauses (i), (ii) or (iii) above.

               Section 3.6.  Subsidiaries.  (a) Each subsidiary (as defined in
Section 10.14) of the Company is a corporation duly incorporated or an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, have a material adverse effect on the Company. Each subsidiary of the Company is duly qualified to do business as a foreign corporation or entity, as the case may be, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the Company. All subsidiaries of the Company and their respective jurisdictions of incorporation or organization, as the case may be, are identified on Schedule 3.6.

           (b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), other than any restrictions imposed under the 1933 Act. Except as set forth in this Section or in Schedule 3.6, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any of the Company's subsidiaries, (ii) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of the Company's subsidiaries or (iii) options or other rights to acquire from the Company or any of its subsidiaries, or other obligation of the Company or any of its subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any of the Company's subsidiaries. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i), (ii) or
(iii) above.

               Section 3.7. SEC Filings. (a) The Company has delivered to Parent (i) the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996 ("Company 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 1996, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 1996 and
(iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission ("SEC") since December 31, 1996 (the documents referred to in this Section 3.7(a) being referred to collectively as the "Company SEC Filings") . The Company's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 1997 is referred to herein as the "Company 10-Q".

           (b) As of its filing date, each Company SEC Filing complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act.

           (c) As of its filing date, each Company SEC Filing filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

           (d) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act did not, as of the date such statement or amendment became effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

               Section 3.8. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Filings fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "Company Balance Sheet" means the consolidated balance sheet of the Company as of June 30, 1997 set forth in the Company 10-Q and "Company Balance Sheet Date" means June 30, 1997.

               Section 3.9. Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

           (a) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company;

           (b) other than regular quarterly dividends of not more than $0.15 per share of Company Stock payable on October 23, 1997, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries;

           (c) except for amendments to the Company's Rights Agreement contemplated by Section 3.21, any amendment of any material term of any outstanding security of the Company or any of its subsidiaries;

           (d) any incurrence, assumption or guarantee by the Company or any of its subsidiaries of any material indebtedness for borrowed money other than in the ordinary course and in amounts and on terms consistent with past practices;

           (e) any creation or other incurrence by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course consistent with past practices;

           (f) any making of any material loan, advance or capital contributions to or investment in any person other than loans, advances or capital contributions to or investments in wholly-owned subsidiaries of the Company made in the ordinary course consistent with past practices;

           (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its subsidiaries which would, individually or in the aggregate, have a material adverse effect on the Company;

           (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract or other right, in either case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course consistent with past practices and those contemplated by this Agreement;

           (i) any change in any method of accounting, method of tax accounting, or accounting practice by the Company or any of its subsidiaries, except for any such change required by reason of a concurrent change in generally accepted accounting principles or Regulation S-X promulgated under the 1934 Act;

           (j) any (i) grant of any severance or termination pay to (x) any employee of the Company or any of its subsidiaries (other than officers (as defined in Section 10.14) or directors) other than ordinary course grants in amounts consistent with past practices or (y) any director or officer of the Company or any of its subsidiaries, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company or any of its subsidiaries, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its subsidiaries, or (v) increase in compensation, bonus or other benefits payable to directors or officers;

           (k) any material labor dispute, other than routine individual grievances, or, to the knowledge of the Company, any activity or proceeding by a labor union or representative thereof to organize any material number of employees of the Company or any of its subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any material lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; or

           (l) any tax election, other than those consistent with past practice, not required by law or any settlement or compromise of any tax liability in either case that is material to the Company and its subsidiaries, taken as a whole.

               Section 3.10. No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

           (a) liabilities or obligations provided for in the Company Balance Sheet or disclosed in the notes thereto;

           (b) liabilities or obligations which would not, individually or in the aggregate, have a material adverse effect on the Company; and

           (c)  liabilities or obligations under this Agreement.

               Section 3.11.  Compliance with Laws and Court Orders.    Except
as set forth in the Company SEC Filings prior to the date hereof, the Company and each of its subsidiaries is and has been in compliance with, and to the knowledge (as defined in Section 10.14) of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for such matters as would not, individually or in the aggregate, have a material adverse effect on the Company.

               Section 3.12. Litigation. Except as set forth in the Company SEC Filings prior to the date hereof, there is no action, suit, investigation, audit or proceeding pending against, or to the knowledge of the Company threatened against or affecting, the Company or any of its subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would, individually or in the aggregate, have a material adverse effect on the Company.

               Section 3.13. Advisors' Fees. Except for Goldman, Sachs & Co., a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

               Section 3.14. Taxes. Except as set forth in the Company Balance Sheet (including the notes thereto) and except as would not, individually or in the aggregate, have a material adverse effect on the Company, (i) all tax returns, statements, reports and forms (collectively, the "Company Returns") required to be filed with any taxing authority by, or with respect to, the Company and its subsidiaries have been filed in accordance with all applicable laws; (ii) the Company and its subsidiaries have timely paid all taxes shown as due and payable on the Company Returns that have been so filed, and, as of the time of filing, the Company Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of the Company and its subsidiaries (other than taxes which are being contested in good faith and for which adequate reserves are reflected on the Company Balance Sheet); (iii) the Company and its subsidiaries have made provision for all taxes payable by the Company and its subsidiaries for which no Company Return has yet been filed; (iv) the charges, accruals and reserves for taxes with respect to the Company and its subsidiaries reflected on the Company Balance Sheet are adequate under United States generally accepted accounting principles ("GAAP") to cover the tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to the Company or any of its subsidiaries in respect of any tax where there is a reasonable possibility of an adverse determination; and (vi) except as set forth in Schedule 3.14, neither the Company nor any of its subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent.

               Section 3.15. Employee Benefit Plans. (a) The Company has provided Parent with a list identifying each material "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), each employment, severance or similar contract, plan, arrangement or policy applicable to any director or officer of the Company and each material plan or arrangement, (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its affiliates (as defined in Section 10.14) and covers any employee or former employee of the Company or any of its affiliates, or under which the Company or any of its affiliates has any liability. Such plans are referred to collectively herein as the "Company Employee Plans". Copies of all such Company Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such Plan.

           (b) Each Company Employee Plan has been funded and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, order, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not, individually or in the aggregate, have a material adverse effect on the Company.

           (c) At no time has the Company or any person who was at that time an affiliate of the Company maintained an employee benefit plan subject to Title IV of ERISA.

           (d) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code.

           (e) No director or officer or, to the knowledge of the Company, other employee of the Company or any of its subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit solely as a result of the transactions contemplated hereby. Without limiting the generality of the foregoing, no amount required to be paid or payable to or with respect to any employee of the Company or any of its subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code.

           (f) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on the Company Balance Sheet Date.

               Section 3.16. Environmental Matters. (a) Except as set forth in the Company SEC Filings prior to the date hereof and except as would not, individually or in the aggregate, have a material adverse effect on the Company,

                 (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened by any governmental entity or other person relating to or arising out of any Environmental Law;

                (ii) the Company is and has been in compliance with all Environmental Laws and all Environmental Permits; and

               (iii) there are no liabilities of or relating to the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

           (b) Neither the Company nor any of its subsidiaries owns or leases or has owned or leased any real property in New Jersey or Connecticut.

           (c)  The following terms shall have the meaning set forth below:

               "Company" and "its subsidiaries" shall, for purposes of this Section, include any entity which is, in whole or in part, a corporate predecessor of the Company or any of its subsidiaries.

               "Environmental Laws" means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to human health and safety or the environment and arising from the use, presence, disposal, discharge or release of pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

               "Environmental Permits" means, with respect to any person, all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of such person as currently conducted.

               Section 3.17. Tax Treatment. Neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a "368 Reorganization").

               Section 3.18. Opinion of Financial Advisor. The Company's Board of Directors has received the opinion of Goldman, Sachs & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company's stockholders.

               Section 3.19. Patents and Other Proprietary Rights. The Company and its subsidiaries have rights to use, whether through ownership, licensing or otherwise, all patents, trademarks, service marks, trade names, copyrights, trade secrets, and other proprietary rights and processes of which the Company is aware that are material to its business as now conducted (collectively the "Company Intellectual Property Rights"). Except for such matters as would not, individually or in the aggregate, have a material adverse effect on the Company, (a) the Company and its subsidiaries have not assigned, hypothecated or otherwise encumbered any of the Company Intellectual Property Rights and (b) none of the licenses included in the Company Intellectual Property Rights purports to grant sole or exclusive licenses to another person including, without limitation, sole or exclusive licenses limited to specific fields of use. To the best of the Company's knowledge, the patents owned by the Company and its subsidiaries are valid and enforceable and any patent issuing from patent applications of the Company and its subsidiaries will be valid and enforceable, except as such invalidity or unenforceability would not, individually or in the aggregate, have a material adverse effect on the Company. The Company has no knowledge of any infringement by any other person of any of the Company Intellectual Property Rights, and the Company and its subsidiaries have not, to the Company's knowledge, entered into any agreement to indemnify any other party against any charge of infringement of any of the Company Intellectual Property Rights, except for such matters as would not, individually or in the aggregate, have a material adverse effect on the Company. To the best of the Company's knowledge, the Company and its subsidiaries have not and do not violate or infringe any intellectual property right of any other person, and neither the Company nor any of its subsidiaries have received any communication alleging that it violates or infringes the intellectual property right of any other person, except for such matters as would not, individually or in the aggregate, have a material adverse effect on the Company. Except for such matters as would not, individually or in the aggregate, have a material adverse effect in the Company, the Company and its subsidiaries have not been sued for infringing any intellectual property right of another person. None of the Company Intellectual Property Rights or other know-how relating to the business of the Company and its subsidiaries, the value of which to the Company is contingent upon maintenance of the confidentiality thereof, has been disclosed by the Company or any affiliate thereof to any person other than those persons who are bound to hold such information in confidence pursuant to confidentiality agreements or by operation of law.

               Section 3.20. Status and Operation of Oil and Gas Properties. Except as set forth in Schedule 3.20:

           (a) The Leases are in full force and effect in accordance with their respective terms, all obligations of the Company under the Leases have been fully performed and there are currently pending no requests or demands for payments, adjustments of payments or performance pursuant to obligations under the Leases, except where the failure of such Leases to be in full force and effect in accordance with their terms, the failure to perform thereunder or the pendency of such requests or demands, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the Company;

           (b) The Oil and Gas Contracts of the Company or any of its subsidiaries are in full force and effect in accordance with their respective terms, except for any such Oil and Gas Contracts the termination of which, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the Company; and

           (c) Neither the Company nor any of its subsidiaries has (i) sold forward a material amount of any Hydrocarbons for which it has not yet received payment, (ii) received any material advance, "take-or-pay" or other similar payments under production sales contracts that entitle the purchasers to "make up" or otherwise receive deliveries of Hydrocarbons without paying at such time the contract price therefor or (iii) taken or received any material amount of Hydrocarbons under any gas balancing agreements or any similar arrangements that permit any Person thereafter to receive any portion of the interest of the Company or any of its subsidiaries to "balance" any disproportionate allocation of Hydrocarbons.

           (d)  For purposes of this Section 3.20:

               "Hydrocarbons" means oil, gas, minerals and other gaseous and liquid hydrocarbons or any combination thereof.

               "Leases" means any oil, gas and mineral leasehold or fee interest, mineral interests, royalty interests, net profits interests, licenses, concessions, permits and other interests in Hydrocarbons in which the Company or any of its subsidiaries holds an interest, including, without limitation, those set forth in Schedule 3.20.

               "Oil and Gas Contracts" means any lease, license, permit, assignment, farmout, farmin, operating agreement, unit agreement, declaration or order, joint venture or acquisition agreement, division order, production sales contract or other contract affecting the ownership or operation of any of the properties constituting the Oil and Gas Interests or the disposition of the Hydrocarbons produced therefrom.

               "Oil and Gas Interests" means (a) the interests of the Company or any of its subsidiaries in the Leases, together with the interests of the Company or any of its subsidiaries in and to all property and rights incident thereto, including, without limitation, all rights in respect of any pooled or unitized acreage by virtue of any Lease being a part thereof, all production from the pool or unit allocated to any such Lease and all interests in any wells within the pool or unit associated with the Leases; and (b) the interests of the Company or any of its subsidiaries in and to all of the personal property, fixtures and improvements thereon, appurtenant thereto or used, held or obtained in connection with the Leases or the production, treatment, sale or disposal of Hydrocarbons or water or other substances produced therefrom or attributable thereto (whether located on or off the Leases, including, without limitation, wells, equipment, casing, tanks, boilers, generators, crude oil, condensate or other production in storage or in pipelines, flow lines, tubing, pumps, motors, machinery and other equipment, gathering systems and field separators) and all other tenements, hereditaments, improvements and appurtenances thereunto belonging.

               Section 3.21. Antitakeover Statutes and Rights Agreement. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby, and neither Section 203 of the Delaware Law nor any other antitakeover or similar statute or regulation applies or purports to apply to the transactions contemplated hereby. The Company has taken all action necessary to render the rights issued pursuant to the terms of the Company's Rights Agreement inapplicable to the Merger, this Agreement and the other transactions contemplated hereby.


                                   ARTICLE 4

                   Representations and Warranties of Parent


               Parent represents and warrants to the Company that, except as disclosed in the Parent Schedule of Exceptions:

               Section 4.1. Corporate Existence and Power. Parent is, and at the Effective Time, Merger Subsidiary will be, a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and Parent has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, have a material adverse effect on Parent. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on Parent. Parent has heretofore delivered to the Company true and complete copies of the certificate of incorporation and bylaws of Parent as currently in effect. From the date of its incorporation, Merger Subsidiary will not engage in any activities other than in connection with or as contemplated by this Agreement.

               Section 4.2. Corporate Authorization. The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent.

               Section 4.3. Governmental Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the HSR Act, the 1933 Act, the 1934 Act and foreign or state securities or Blue Sky laws, and (c) any other filings, approvals or authorizations which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on Parent or materially impair the ability of the Parent to consummate the transactions contemplated by this Agreement.

               Section 4.4. Non-contravention. The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not
(i) violate the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 4.3, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any person under, give rise to any right of first refusal or similar right of any third party under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or any of its subsidiaries or to a loss of any benefit to which Parent or any of its subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent or any of its subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its subsidiaries except, in the case of clauses (ii), (iii) and (iv), for such matters as would not, individually or in the aggregate, have a material adverse effect on Parent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

               Section 4.5. Capitalization. (a) The authorized capital stock of Parent consists of 350,000,000 shares of Parent Stock, and 30,000,000 shares of preferred stock, $1.00 par value. As of August 14, 1997, there were outstanding 274,293,417 shares of Parent Stock (including 10,165,125 shares of treasury stock), 699,011 shares of Series B ESOP Convertible Preferred Stock, 56,285 shares of Series F ESOP Convertible Preferred Stock, 1,200 shares of Market Auction Preferred Stock and options to purchase an aggregate of 5,120,068 shares of Parent Stock. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section and Schedule 4.05 and except for changes since August 14, 1997 resulting from the proposed stock split announced by Parent prior to the date hereof and the transactions contemplated hereby, the exercise of stock options or the grant of stock based compensation to directors or employees or any other issuance of Parent Stock (or any other securities referred to in this sentence) determined by Parent's Board of Directors to be in the best interests of Parent and its stockholders, there are no outstanding (i) shares of capital stock or voting securities of Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent or other obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent. There are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities referred to in clauses (i), (ii) or
(iii) above.

           (b) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and non-assessable and the issuance thereof is not subject to any preemptive or other similar right.

               Section 4.6. SEC Filings. (a) Parent has delivered to the Company (i) Parent's annual report on Form 10-K for the fiscal year ended December 31, 1996 ("Parent 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 1996, (iii) its proxy or information statements relating to meetings of or actions taken without a meeting by Parent's stockholders held since December 31, 1996, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 1996 (the documents referred to in this Section 4.6(a) being referred to collectively as the "Parent SEC Filings"). The Parent's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 1997 is referred to herein as the "Parent 10-Q".

           (b) As of its filing date, each Parent SEC Filing complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act.

           (c) As of its filing date, each Parent SEC Filing filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

           (d) Each such registration statement as amended or supplemented, if applicable, filed pursuant to the 1933 Act did not, as of the date such statement or amendment became effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

               Section 4.7. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent SEC Filings fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "Parent Balance Sheet" means the consolidated balance sheet of Parent as of June 30, 1997 set forth in the Parent 10-Q and "Parent Balance Sheet Date" means June 30, 1997.

               Section 4.8. Absence of Certain Changes. Since the Parent Balance Sheet Date, the business of Parent and its subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been:

           (a) any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on Parent;

           (b) other than regular quarterly dividends of not more than $0.90 per share of Parent Stock payable on March 10, June 10, September 10 and December 10 of each year and the proposed stock split announced by Parent prior to the date hereof, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, or any repurchase, redemption or other acquisition by Parent or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Parent or any of its subsidiaries;

           (c) any change in any method of accounting, method of tax accounting, or accounting practice by Parent or any of its subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X promulgated under the 1934 Act;

           (d) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Parent or any of its subsidiaries which would, individually or in the aggregate, have a material adverse effect on Parent; or

           (e) any material labor dispute, other than routine individual grievances, or, to the knowledge of Parent, any activity or proceeding by a labor union or representative thereof to organize any material number of employees of Parent or any of its subsidiaries, which employees were not subject to a collective bargaining agreement at the Parent Balance Sheet Date, or any material lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

               Section 4.9. No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

           (a) liabilities or obligations provided for in the Parent Balance Sheet or disclosed in the notes thereto;

           (b) liabilities or obligations which would not, individually or in the aggregate, have a material adverse effect on Parent; and

           (c)  liabilities or obligations under this Agreement.

               Section 4.10.  Compliance with Laws and Court Orders.   Except
as set forth in the Parent SEC filings prior to the date hereof, Parent and each of its subsidiaries is and has been in compliance with, and to the knowledge of Parent, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for such matters as would not, individually or in the aggregate, have a material adverse effect on Parent.

               Section 4.11. Litigation. Except as set forth in the Parent SEC Filings prior to the date hereof, there is no action, suit, investigation, audit, or proceeding pending against, or to the knowledge of Parent threatened against or affecting, Parent or any of its subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would, individually or in the aggregate, have a material adverse effect on Parent.

               Section 4.12. Taxes. Except as set forth in the Parent Balance Sheet (including the notes thereto) and except as would not, individually or in the aggregate, have a material adverse effect on Parent,
(i) all tax returns, statements, reports and forms (collectively, the "Parent Returns") required to be filed with any taxing authority by, or with respect to, Parent and its subsidiaries have been filed in accordance with all applicable laws; (ii) Parent and its subsidiaries have timely paid all taxes shown as due and payable on the Parent Returns that have been so filed, and, as of the time of filing, the Parent Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of Parent and its subsidiaries (other than taxes which are being contested in good faith and for which adequate reserves are reflected on the Parent Balance Sheet); (iii) Parent and its subsidiaries have made provision for all taxes payable by Parent and its subsidiaries for which no Parent Return has yet been filed; (iv) the charges, accruals and reserves for taxes with respect to Parent and its subsidiaries reflected on Parent Balance Sheet are adequate under GAAP to cover the tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Parent or any of its subsidiaries in respect of any tax where there is a reasonable possibility of an adverse determination; and
(vi) neither the Parent nor any of its subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Parent was the common parent.

               Section 4.13. Employee Benefit Plans. (a) Each Parent Employee Plan, as hereinafter defined, has been funded and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, order, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not, individually or in the aggregate, have a material adverse effect on Parent. For purposes of this Agreement, "Parent Employee Plan" shall mean each material "employee benefit plan" as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each plan or arrangement, (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Parent or any affiliate of Parent and covers any employee or former employee of Parent or any affiliate of Parent or under which Parent or any affiliate of Parent has any liability.

           (b) At no time has Parent or any person who was at that time an affiliate of Parent maintained an employee benefit plan subject to Title IV of ERISA.
           (c) Each Parent Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code.

           (d) Except as disclosed in writing to the Company prior to the date hereof, there has been no amendment to, written interpretation or announcement (whether or not written) by Parent or any of its affiliates relating to, or change in employee participation or coverage under, any Parent Employee Plan which would increase materially the expense of maintaining such Parent
Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on the Parent Balance Sheet Date.

           (e) No director or officer or, to the knowledge of Parent, other employee of Parent or any of its subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit solely as a result of the transactions contemplated hereby. Without limiting the generality of the foregoing, no amount required to be paid or payable to or with respect to any employee of Parent or any of its subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code.

               Section 4.14.  Environmental Matters.   Except as set forth in
the Parent SEC Filings prior to the date hereof and except as would not, individually or in the aggregate, have a material adverse effect on Parent,

                 (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of Parent, is threatened by any governmental entity or other person relating to or arising out of any Environmental Law;

                (ii) Parent is and has been in compliance with all Environmental Laws and all Environmental Permits; and

               (iii) there are no liabilities of or relating to Parent or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

               "Parent" and "its subsidiaries" shall, for purposes of this Section, include any entity which is, in whole or in part, a corporate predecessor of Parent or any of its subsidiaries.

               Section 4.15. Tax Treatment. Neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a 368 Reorganization.


                                   ARTICLE 5

                           Covenants of the Company

               The Company agrees that:

               Section 5.1. Conduct of the Company. The Company agrees that from the date hereof until the Effective Time, except with the prior written consent of Parent, the Company and its subsidiaries shall conduct their business in the ordinary course consistent with past practice and oil field practices standard in the industry and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time:

           (a) the Company will not adopt or propose any change in its certificate of incorporation or bylaws;

           (b) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of assets of any other person;

           (c) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments or
(ii) in the ordinary course consistent with past practice;

           (d) the Company will not, and will not permit any of its subsidiaries, to take any action that would make any representation and warranty of the Company hereunder materially inaccurate in any respect at, or as of any time prior to, the Effective Time; and

           (e) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

               Section 5.2. Stockholder Meeting; Proxy Material. (a) The Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement. In connection with such meeting, the Company will (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the proxy or information of the Company to be mailed to the Company's stockholders in connection with the Company Stockholder Meeting (the "Company Proxy Statement") and all other proxy materials for such meeting and (ii) otherwise comply with all legal requirements applicable to such meeting.

           (b) Except as provided in the next sentence, the Board of Directors of the Company shall recommend approval and adoption of this Agreement by the Company's stockholders. The Board of Directors of the Company shall be permitted to withdraw or modify in a manner adverse to Parent its recommendation to its stockholders, but only if and to the extent that the Board of Directors concludes that such withdrawal or modification is required to comply with the fiduciary duties of the Board of Directors under applicable law after advice to that effect by the Company's outside counsel.

           (c) The Company Proxy Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on the approval and adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Company Proxy Statement or any amendment or supplement thereto based upon information furnished to the Company by Parent for use (or incorporation by reference) therein.

           (d) None of the information furnished to Parent for use (or incorporation by reference) in the Registration Statement (as defined in
Section 6.5(a)) or any amendment or supplement thereto will contain, at the time the Registration Statement or any amendment or supplement thereto becomes effective or at the Effective Time, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.

               Section 5.3. Other Offers. From the date hereof until the termination hereof, the Company and its subsidiaries will not, and will use its best reasonable efforts to cause the officers, directors, financial or legal advisors of the Company and its subsidiaries not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal. The Company will promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify Parent (which notice shall be provided orally and in writing and shall identify the person making the Acquisition Proposal and set forth the material terms thereof) after receipt of any Acquisition Proposal, indication that any person is considering making an Acquisition Proposal or request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person who is considering making or has made an Acquisition Proposal. The Company will keep Parent fully informed of the status of any such Acquisition Proposal or request. The Company shall, and shall cause its subsidiaries and the directors, officers and financial and legal advisors of the Company and its subsidiaries to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any good faith offer or proposal for a merger, consolidation or other business combination involving the Company or any of its subsidiaries or the acquisition of 20% or more of the outstanding shares of capital stock of the Company, or a substantial portion of the assets of the Company or any of its subsidiaries taken as a whole, other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.3 shall be construed to prohibit the Company or its Board of Directors from taking any actions or permitting any events described above (other than any action described in clause (i) above) to the extent required to comply with the fiduciary duties of the Board of Directors as advised in writing by Andrews & Kurth L.L.P. Nothing herein shall prevent the Board of Directors of the Company from taking, and disclosing to its stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the 1934 Act with regard to any tender offer, provided, further, that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their shares in connection with any such tender offer other than to the extent required to comply with the fiduciary duties of the Board of Directors as advised in writing by Andrews & Kurth L.L.P.


                                   ARTICLE 6

                              Covenants of Parent

               Parent agrees that:

               Section 6.1. Conduct of Parent. Parent agrees that from the date hereof until the Effective Time, Parent and its subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, and except as disclosed in the Parent Schedule of Exceptions or in connection with the proposed stock split announced by Parent prior to the date hereof, from the date hereof until the Effective Time:

           (a) Parent will not adopt or propose any material change in its certificate of incorporation or bylaws;

           (b) Parent will not, and will not permit any of its subsidiaries to, take any action that would make any representation and warranty of Parent hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time; and

           (c) Parent will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

               Section 6.2. Obligations of Merger Subsidiary. Parent will take all action necessary to create Merger Subsidiary and to cause it to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

               Section 6.3. Voting of Shares. Parent agrees to vote all shares of Company Stock beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

               Section 6.4. Director and Officer Liability; Indemnification. For six years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof. For six years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof.

               Section 6.5. Registration Statement; Form S-8. (a) Parent shall promptly prepare and file with the SEC under the 1933 Act the registration statement of Parent with respect to the offering of Parent Stock in connection with the Merger (the "Registration Statement") (and Registration Statements on Form S-8 as necessary to register shares of Parent Stock underlying Substitute Options), and shall use its reasonable best efforts to cause the Registration Statement (and such Registration Statements on Form S-8) to be declared effective by the SEC as promptly as practicable. Parent shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Stock in the Merger or pursuant to Substitute Options.

               (b) The Registration Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statement, as amended or supplemented, if applicable, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent or Merger Subsidiary by the Company for use (or incorporation by reference) therein.

               (c) None of the information furnished to the Company for use (or incorporation by reference) in the Company Proxy Statement or any amendment or supplement thereto will contain, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at the time the stockholders vote on the approval and adoption of this Agreement, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

               Section 6.6. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in connection with the Merger (and the shares of Parent Stock underlying Substitute Options) to be listed on the NYSE, subject to official notice of issuance.

               Section 6.7. Employee Benefits. From the first of the month following the Effective Time, the non-represented employees of the Company and its subsidiaries will commence participation in Parent's benefit plans, subject to the provisions of such plans. Parent shall recognize an employee's service with the Company and Santa Fe Energy Resources, Inc. (the "Predecessor Company") for eligibility, vesting, accrual and determination of benefits in its benefit plans to the extent that such service was recognized for such purposes by the Company or the Predecessor Company; except with respect to pension accrual which shall be governed by the next sentence. Parent's retirement plan shall provide to each non-represented employee of the Company and its subsidiaries at normal retirement a pension benefit which will equal the pension benefit that would be provided under the Parent's retirement plan, recognizing all such employee's pensionable service with the Predecessor Company's pension plan as of the Effective Time under its non-contributory formula, less the employee's vested pension benefit accrued under the Predecessor Company's pension plan as of July 25, 1997. Such pension benefit shall be subject to all other provisions of the Parent's retirement plan. Without limiting the generality of the foregoing, for two years following the Effective Time, the Surviving Corporation shall honor the Company's severance plan in effect on the date hereof (copies of which have been provided to Parent prior to the date hereof).

               Section 6.8. Standstill. (a) Except as contemplated by this Agreement and subject to Section 6.8(b), neither Parent nor any of its affiliates shall, without the prior consent of the Company, directly or indirectly, (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (w) any acquisition of any securities or rights to acquire any securities (or any other beneficial ownership thereof) or assets of the Company or any of its subsidiaries (provided that the foregoing shall not apply to any acquisition by any employee benefit plan in the ordinary course of business); (x) any merger or other business combination or tender or exchange offer involving the Company or any of its subsidiaries; (y) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (z) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote or otherwise with respect to any voting securities of the Company, or make any communication exempted from the definition of "solicitation" by Rule 14a-1(1)(2)(iv) under the 1934 Act; (ii) form, join or in any way participate in a "group" (as defined under the Exchange Act) with respect to the Company; (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (iv) take any action which the Company has been advised by counsel would require it to make a public announcement regarding any of the types of matters set forth in (i) above; or (v) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

           (b) The restrictions imposed on Parent and its affiliates pursuant to Section 6.8(a) shall terminate upon the earlier of (i) June 30, 1998 and
(ii) the receipt by the Company, or the public announcement, of any Acquisition Proposal by any person other than Parent or any of its affiliates.


                                   ARTICLE 7

                      Covenants of Parent and the Company

               The parties hereto agree that:

               Section 7.1. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

               Section 7.2. Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Proxy Statement and the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

               Section 7.3. Public Announcements. Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby. Except as may be required by applicable law or any listing agreement with any national securities exchange as advised by counsel (i) Parent will not issue any such press release or make any such public statement prior to such consultation, and (ii) Company will not issue any such press release or make any such public statement without the prior written approval of Parent.

               Section 7.4. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

               Section 7.5. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other party hereto of:

           (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

           (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

           (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11,3.12, 3.16, 4.10, 4.11 or 4.14 (as the case may be) or that relate to the consummation of the transactions contemplated by this Agreement.

               Section 7.6.  Tax-free Reorganization.   Prior to the Effective
Time, each party shall use its best efforts to cause the Merger to qualify as a 368 Reorganization, and will not take any action reasonably likely to cause the Merger not to so qualify.

               Section 7.7. Affiliates. Within 45 days following the date of this Agreement, the Company shall deliver to Parent a letter identifying all known persons who may be deemed affiliates of the Company under Rule 145 of the 1933 Act. The Company shall use its reasonable efforts to obtain a written agreement from each person who may be so deemed as soon as practicable and, in any event, at least 30 days prior to the Effective Time, substantially in the form of Exhibit A hereto.

               Section 7.8.  Access to Information; Confidentiality.  (a)
From the date hereof until the Effective Time, the Company and Parent will give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books
and records of such party,   furnish to the other party and its
representatives such financial and other data and information as such party
and its representatives may reasonably request and   instruct its own
employees and representatives to cooperate with the other party in its investigations. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and Parent, as the case may be. No investigation pursuant to this Section shall affect any representation or warranty made by any party hereunder.

               (b) All information obtained by Parent or the Company pursuant to this Section shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreement dated August 11, 1997 between Parent and the Company.


                                   ARTICLE 8

                           Conditions to the Merger

               Section 8.1. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

           (a) this Agreement shall have been approved and adopted by the stockholders of the Company in accordance with Delaware Law and the Certificate of Incorporation of the Company;

           (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

           (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

           (d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

           (e) the shares of Parent Stock to be issued in the Merger (as well as the shares of Parent Stock to be issued upon exercise of Substitute Options) shall have been approved for listing on the NYSE, subject to official notice of issuance.

               Section 8.2. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

           (a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all material respects at and as of the Effective Time as if made at and as of such time and Parent shall have received a certificate signed by an executive officer of the Company (which certificate shall not impose any personal liability on such officer) to the foregoing effect;

           (b) Parent shall have received an opinion of Davis Polk & Wardwell in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits B and C hereto.

           (c) the Company shall have received an opinion of Andrews & Kurth L.L.P., in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that neither the entry into this Agreement by the Company nor the consummation of the transactions contemplated hereby (including the Merger) will affect the tax-free status of the spinoff of the Company by the Predecessor Company completed on July 25, 1997. In rendering such opinion, such counsel shall be entitled to rely upon representations of the Company, Parent and R. Graham Whaling substantially in the form of Exhibits D, E and F hereto.

               Section 8.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

           (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of Parent and Merger Subsidiary contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto shall be true in all material respects at and as of the Effective Time as if made at and as of such time and the Company shall have received a certificate signed by an executive officer of Parent and Merger Subsidiary (which certificate shall not impose any personal liability on such officer) to the foregoing effect;

           (b) The Company shall have received an opinion of Andrews & Kurth L.L.P., in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits B and C hereto.


                                   ARTICLE 9

                                  Termination

               Section 9.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Board of Directors of the Company or Parent or the stockholders of the Company):

           (a)  by mutual written agreement of the Company and Parent;

           (b)  by either the Company or Parent, if

                 (i) the Merger has not been consummated on or before March 31, 1998; provided that the right to terminate this Agreement pursuant to this Section shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

                (ii) there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining any party from consummating the Merger is entered and such judgment, injunction, order or decree shall have become final and non-appealable; or

               (iii) this Agreement shall not have been approved and adopted in accordance with Delaware Law by the Company's stockholders at the Company Stockholder Meeting (or any adjournment thereof).

           (c) by Parent, if (x) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or (y) there shall be any breach of any provision of Section 5.2(a) or 5.3.

               The party desiring to terminate this Agreement pursuant to this
Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of such termination to the other party.

               Section 9.2. Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (i) the agreements contained in Sections 6.8, 7.8(b), 10.4, 10.6, 10.7 and 10.8 shall survive the termination hereof and (ii) no such termination shall release any party of any liabilities or damages resulting from any willful or grossly negligent breach by that party of any provision of this Agreement.


                                  ARTICLE 10

                                 Miscellaneous

               Section 10.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

            if to Parent or Merger Subsidiary, to:

                  Texaco Inc.
                  2000 Westchester Avenue
                  White Plains, New York 10650
                  Attention:  Carl B. Davidson
                  Vice President and Secretary

                  with a copy to:

                  Davis Polk & Wardwell
                  450 Lexington Avenue
                  New York, New York 10017
                  Attention:  William L. Rosoff

            if to the Company, to:

                  Monterey Resources, Inc.
                  5201 Truxton Avenue
                  Bakersfield, California 93309
                  Attention:  Terry Anderson

            with a copy to:

                  Andrews & Kurth L.L.P.
                  4200 Texas Commerce Tower
                  Houston, Texas 77002-3090
                  Attention:  G. Michael O'Leary

or such other address or fax number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

               Section 10.2. Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time except for the agreements set forth in Sections 6.4, 6.7, 10.6,
10.7 and 10.8.

               Section 10.3. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, reduce the amount or change the kind of consideration to be received in exchange for any shares of capital stock of the Company.

           (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

               Section 10.4. Expenses. (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

           (b) The Company agrees to pay Parent in immediately available funds by wire transfer an amount equal to $35 million in the event that this Agreement is terminated as a result of the occurrence of any of the events set forth in:

                 (i) Section 9.1(b)(iii), provided that (x) an Acquisition Proposal shall have been publicly announced at any time prior to the date of such stockholder vote, and provided further that (y) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal prior to June 30, 1998; or

                (ii)  Section 9.1(c).

               Any amounts payable pursuant to this Section 10.4(b) shall be paid promptly, but in no event later than two business days, after the date of the event described in clause (i)(y) or, in the case of clause (ii), after the date of such termination.

               Section 10.5. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder.

               Section 10.6. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware.

               Section 10.7. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in White Plains, New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party.

               Section 10.8. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

               Section 10.9. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.
No provision of this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder, provided that the provisions of Section 6.4 concerning insurance and indemnification and intended for the benefit of individuals referred to therein.

               Section 10.10. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

               Section 10.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

               Section 10.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any parts. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

               Section 10.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

               Section 10.14.  Definitions and Usage.  (a) For purposes of this
Agreement:

               "affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person.

               "knowledge" of any person which is not an individual means the knowledge of such person's officers after reasonable inquiry.

               "material adverse effect" means, when used in connection with Parent or the Company, any change, effect, event, occurrence or state of facts that has had, or would reasonably be expected to have, a material adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, as the case may be.

               "officer" means in the case of Parent and the Company, any executive officer of Parent or the Company, as applicable, within the meaning of Rule 3b-7 of the 1934 Act.

               "person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

               "subsidiary" means, with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such person.

               A reference in this Agreement to any statute shall be to such statute as amended from time to time, and to the rules and regulations promulgated thereunder.

              (b) Each of the following terms is defined in the Section set forth


          1933 Act......................................    3.3
          1934 Act......................................    3.3
          368 Reorganization............................    3.17
          Acquisition Proposal..........................    5.3
          Company 10-K..................................    3.6
          Company 10-Q..................................    3.7(a)
          Company Balance Sheet.........................    3.8
          Company Balance Sheet Date....................    3.8
          Company Employee Plans........................    3.15(a)
          Company Proxy Statement.......................    5.2(a)
          Company SEC Filings...........................    3.7(a)
          Company Stock.................................    1.2(a)
          Company Stockholder Meeting...................    5.2(a)
          Delaware Law..................................    1.1(a)
          Effective Time................................    1.1(b)
          Environmental Laws............................    3.16(c)
          Environmental Permits.........................    3.16(c)
          ERISA.........................................    3.15(a)
          GAAP..........................................    3.14
          HSR Act.......................................    3.3
          Hydrocarbons..................................    3.20(d)
          Leases........................................    3.20(d)
          Lien..........................................    3.4
          Merger........................................    1.1
          Merger Consideration..........................    1.2(a)
          NYSE..........................................    1.2(a)
          Oil and Gas Contracts.........................    3.20(d)
          Oil and Gas Leases............................    3.20(d)
          Parent 10-K...................................    4.6(a)
          Parent 10-Q...................................    4.6(a)
          Parent Balance Sheet..........................    4.7
          Parent Balance Sheet Date.....................    4.7
          Parent Employee Plan..........................    4.13
          Parent SEC Filings............................    4.6(a)
          Parent Stock..................................    1.2(a)
          Predecessor Company...........................    6.7
          Registration Statement........................    6.5(a)
          SEC...........................................    3.7(a)(iv)
          Surviving Corporation.........................    1.1(a)

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                    MONTEREY RESOURCES, INC.


                                    By: /s/ R. Graham Whaling
                                        ------------------------------------
                                        R. Graham Whaling
                                        Chairman and Chief Executive Officer


                                    TEXACO INC.


                                    By: /s/ Claire S. Farley
                                        ------------------------------------
                                        Claire S. Farley
                                        Vice President



                                                                  EXHIBIT A TO
                                                          THE MERGER AGREEMENT

                               AFFILIATE LETTER


                                                            ____________, 1997

TO:
Texaco Inc.
Monterey Resources, Inc.

Ladies and Gentlemen:

               The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an "affiliate" of Monterey Resources, Inc., a Delaware corporation ("Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of August 17, 1997 (the "Agreement") between Company and Texaco Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of Parent ("Merger Subsidiary") will be merged with and into Company with Company to be the surviving corporation in the merger (the "Merger").

               As a result of the Merger, the undersigned will receive shares of Common Stock, par value $6.25 per share, of Parent (the "Parent Common Stock") in exchange for shares owned by the undersigned of Common Stock, par value $0.01 per share, of Company (the "Company Common Stock").

               The undersigned represents, warrants and covenants to Parent and Company that as of the date the undersigned receives any Parent Common Stock as a result of the Merger:

               A. The undersigned shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

               B. The undersigned has carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Parent Common Stock to the extent the undersigned felt necessary with the undersigned's counsel or counsel for Company.

               C. The undersigned has been advised that the issuance of Parent Common Stock to the undersigned pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Company, the undersigned may be deemed to be an affiliate of Company, the undersigned may not sell, transfer or otherwise dispose of the Parent Common Stock issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

               D. The undersigned understands that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by the undersigned or on the undersigned's behalf under the Act or to take any other action necessary in order to enable such sale, transfer or other disposition by the undersigned in compliance with an exemption from such registration.

               E. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, Company and the Surviving Corporation (as defined in the Merger Agreement) and will be relied upon by such entities and their respective counsel and accountants.

               F. The undersigned understands and agrees that this letter agreement shall apply to all shares of the capital stock of Parent and Company that are deemed to be beneficially owned by the undersigned pursuant to applicable federal securities laws.

               Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an "affiliate" of Company as described in the first paragraph of this letter or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.


                                          Very truly yours,


                                          By: _______________________
                                              Name:




Accepted this ____ day of
____________, 1997.


PARENT


By: __________________________________
    Name:
    Title:



                                                                  EXHIBIT B TO
                                                          THE MERGER AGREEMENT


                   PARENT CORPORATION REPRESENTATION LETTER

                                                              [Effective Time]


Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Andrews & Kurth, L.L.P.
4200 Texas Commerce Tower
600 Travis
Houston, TX 77002

Ladies and Gentlemen:

               In connection with the opinion to be delivered pursuant to Sections 8.2(b) and 8.3(b) of the Agreement and Plan of Merger (the "Agreement")(1) dated as of August 17, 1997, between Texaco Inc., a Delaware corporation ("Parent") and Monterey Resources, Inc., a Delaware corporation ("Company"), the undersigned officers of Parent and Merger Subsidiary hereby certify and represent as to Parent and Merger Subsidiary that the facts relating to the merger (the "Merger") of Merger Subsidiary with and into Company pursuant to the Agreement and as described in the Company Proxy Statement dated ________, 1997 (the "Proxy Statement") are true, correct and complete in all respects at the Effective Time and that:

---------------
(1) References contained in this Certificate to the Agreement include, unless the context otherwise requires, each document attached as an exhibit or annex thereto. Capitalized terms are defined as in the Agreement and Plan of Merger.

               1. The consideration to be received in the Merger by holders of common stock of the Company ("Company Stock") was determined by arm's length negotiations between the managements of Parent and Company. In connection with the Merger, no holder of Company Stock will receive in exchange for such stock, directly or indirectly, any consideration other than Parent Stock and, in lieu of fractional shares of Parent Stock, cash.

               2. To the knowledge of the management of Parent and Merger Subsidiary, there is no plan or intention on the part of the holders of Company Stock to sell, exchange, transfer or otherwise dispose (including by transactions such as a short sale or an equity swap which would have the economic effect of a disposition) of a number of shares of Parent Stock to be received by them in connection with the Merger that would reduce the Company shareholders' ownership of Parent Stock to a number of shares having a value, as of the Effective Time, of less than 50% of the total value of all of the formerly outstanding stock of Company immediately prior to the Effective Time. For purposes of this representation, shares of Company Stock exchanged for cash or other property or exchanged for cash in lieu of fractional shares of Parent Stock are treated as outstanding shares of Company Stock at the Effective Time. Moreover, shares of Company Stock that are sold, redeemed or disposed of prior to the Merger and in contemplation or as part of the Merger, and shares of Parent Stock that are held by holders of Company Stock at or prior to the Effective Time and that are otherwise sold, redeemed, or disposed of subsequent to the Merger will be taken into account for purposes of this representation.

               3. After the Merger, to the knowledge of the management of Parent, Company will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Merger Subsidiary immediately prior to the Merger, and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Company immediately prior to the Merger. For purposes of this representation, assets of Merger Subsidiary or Company held immediately prior to the Merger include amounts paid or incurred by Merger Subsidiary or Company in connection with the Merger, including amounts used to pay reorganization expenses and all payments, redemptions and distributions made in contemplation or as part of the Merger. Any dispositions in contemplation or as part of the Merger of assets held by Merger Subsidiary prior to the Merger will be for fair market value.

               4. Prior to the Merger, Parent will be in control of Merger Subsidiary within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"). Merger Subsidiary has been formed solely in order to consummate the Merger, and at no time has or will Merger Subsidiary conduct any business activities or other operations of any kind other than the issuance of its stock to Parent prior to the Effective Time.

               5. Following the Merger, Company has no plan or intention to issue and Parent has no plan or intention to cause Company to issue additional shares of stock that would result in Parent losing control of Company within the meaning of Section 368(c) of the Code.

               6. Neither Parent nor any corporation affiliated with Parent has any plan or intention to purchase, redeem or otherwise acquire any of the Parent Stock issued pursuant to the Merger.

               7. Parent has no plan or intention to liquidate Company, to merge Company with or into another corporation, to sell, exchange, transfer or otherwise dispose of any stock of Company or to cause Company to sell, exchange, transfer or otherwise dispose of any of its assets or of any assets acquired from Merger Subsidiary in the Merger, except for (i) dispositions made in the ordinary course of business, (ii) transfers described in Section 368(a)(2)(C) of the Code, or (iii) asset dispositions to the extent that all such dispositions, sale, transfer or exchange of assets will not, in the aggregate, violate paragraph 3 of this letter.

               8. In the Merger, Merger Subsidiary will have no liabilities assumed by Company and will not transfer to Company any assets subject to liabilities.

               9. Following the Merger, Company will continue (and Parent will cause Company to continue) its historic business or use a significant portion of its historic business assets in a business.

              10. Parent and Merger Subsidiary each will pay its or their own expenses, if any, incurred in connection with or as part of the Merger or related transactions. Neither Parent nor Merger Subsidiary has paid or will pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Company Stock in connection with or as part of the Merger or any related transactions. Neither Parent nor Merger Subsidiary has agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Company Stock.

              11. There is no intercorporate indebtedness existing between Parent and Company or between Merger Subsidiary and Company that was issued, acquired or will be settled at a discount.

              12. All shares of Parent Stock into which shares of Company Stock will be converted pursuant to the Merger will be newly issued or treasury shares, and will be issued by Parent directly to holders of Company Stock pursuant to the Merger.

              13. In the Merger, shares of Company Stock representing control of Company, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Parent. For purposes of this representation, any shares of Company Stock exchanged for cash or other property will be treated as outstanding Company Stock at the Effective Time.

              14. In the Merger, no liabilities of shareholders of Company will be assumed by Parent, and none of the Company Stock acquired by Parent will be subject to liabilities. Furthermore, there is no plan or intention for Parent to assume any liabilities of Company.

              15. Neither Parent nor Merger Subsidiary is an "investment company" within the meaning of Section 368(a)(2)(F) of the Code.

              16. The payment of cash in lieu of fractional shares of Parent Stock to holders of Company Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the holders of Company Stock instead of issuing fractional shares of Parent Stock will not exceed one percent of the total consideration that will be issued in the Merger to the holders of Company Stock with respect to their shares of Company Stock. The fractional share interests in Parent of each holder of Company Stock will be aggregated, and no holder of Company Stock will receive cash in an amount equal to or greater than the value of one full share of Parent Stock.

              17. None of the employee compensation received by any shareholder-employees of Company is or will be separate consideration for, or allocable to, any of their shares of Company Stock to be surrendered in the Merger. None of the shares of Parent Stock to be received by any shareholder-employee of Company in the Merger is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement. Any compensation paid or to be paid to any shareholder of Company who will be an employee of or perform advisory services for Parent, Merger Subsidiary, Company, or any affiliate thereof after the Merger, will be determined by bargaining at arm's length.

              18. During the past 5 years, none of Parent or any subsidiary thereof has owned or owns, beneficially or of record, any class of stock of Company or any securities of Company or any instrument giving the holder the right to acquire any such stock or securities.

              19. The Merger is being effected for bona fide business reasons and will be carried out strictly in accordance with the Agreement, as described in the Proxy Statement, and none of the material terms and conditions therein have been or will be waived or modified.

              20. The Merger Agreement and the documents described in the Merger Agreement represent the entire understanding of Parent, Merger Subsidiary, and Company with respect to the Merger.

              21. Neither Parent nor Merger Subsidiary will take any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

               We understand that Davis Polk & Wardwell and Andrews & Kurth, L.L.P. will rely on this Certificate in rendering their opinions as to certain United States Federal income tax consequences of the Merger and we will promptly and timely inform them if, after signing this Certificate, we have reason to believe that any of the facts described herein or in the Proxy Statement or any of the representations made in this Certificate are untrue, incorrect or incomplete in any respect.

                                 Very truly yours,

                                 TEXACO INC.


                                 By:___________________________________

                                 Title:________________________________


                                 MERGER SUBSIDIARY


                                 By:___________________________________

                                 Title:________________________________


                                                                 EXHIBIT C TO
                                                         THE MERGER AGREEMENT


                         COMPANY REPRESENTATION LETTER

                                                              [Effective Time]

Andrews & Kurth, L.L.P.
4200 Texas Commerce Tower
600 Travis
Houston, TX 77002

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Ladies and Gentlemen:

               In connection with the opinions to be delivered pursuant to Sections 8.2(b) and 8.3(b) of the Agreement and Plan of Merger (the "Agreement")(1) dated August 17, 1997, between Texaco Inc., a Delaware corporation ("Parent") and Monterey Resources, Inc., a Delaware corporation ("Company"), the undersigned officers of Company hereby certify and represent as to Company that the facts relating to the merger (the "Merger") of Merger Subsidiary with and into Company pursuant to the Agreement and as described in the Company Proxy Statement dated _________, 1997 (the "Proxy Statement") are true, correct and complete in all respects at the Effective Time and that:

            1. The consideration to be received in the Merger by holders of common stock of the Company ("Company Stock") was determined by arm's length negotiations between the managements of Parent and Company. In connection with the Merger, no holder of Company Stock will receive in exchange for such stock, directly or indirectly, any consideration other than Parent Stock and, in lieu of fractional shares of Parent Stock, cash.

---------------
(1) References contained in this Certificate to the Agreement include, unless the context otherwise requires, each document attached as an exhibit or annex thereto. Capitalized terms are defined as in the Agreement and Plan of Merger.

            2. There is no plan or intention by any of the holders of Company Stock who own 5% or more of the Company Stock, and to the knowledge of the management of Company, there is no plan or intention on the part of the remaining holders of Company Stock to sell, exchange, transfer or otherwise dispose (including by transactions such as a short sale or an equity swap which would have the economic effect of a disposition) of a number of shares of Parent Stock to be received by them in connection with the Merger that would reduce the Company shareholders' ownership of Parent Stock to a number of shares having a value, as of the Effective Time, of less than 50% of the total value of all of the formerly outstanding stock of Company immediately prior to the Effective Time. For purposes of this representation, shares of Company Stock exchanged for cash or other property or exchanged for cash in lieu of fractional shares of Parent Stock are treated as outstanding shares of Company Stock at the Effective Time. Moreover, shares of Company Stock that are sold, redeemed or disposed of prior to the Merger and in contemplation or as part of the Merger, and shares of Parent Stock that are held by holders of Company Stock at or prior to the Effective Time and that are otherwise sold, redeemed or disposed of subsequent to the Merger will be taken into account for purposes of this representation.

            3. After the Merger, to the knowledge of the management of Company, Company will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Merger Subsidiary immediately prior to the Merger and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Company immediately prior to the Merger. For purposes of this representation, assets of Merger Subsidiary or Company held immediately prior to the Merger include amounts paid or incurred by Merger Subsidiary or Company in connection with the Merger, including amounts used to pay Company's reorganization expenses and all payments, redemptions and distributions (except for regular, normal dividends, if any) made in contemplation or as part of the Merger. Any dispositions in contemplation or as part of the Merger of assets held by Company prior to the Merger will be for fair market value.

            4. The Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control (within the meaning of Section 368(c) of the Code) of the Company.

            5. No assets of Company have been sold, transferred or otherwise disposed of which would prevent Parent from continuing the historic business of Company or from using a significant portion of Company's historic business assets in a business following the merger, and Company intends to continue its historic business or use a significant portion of its historic business assets in a business.

            6. Company and the holders of Company Stock each will pay its or their own expenses, if any, incurred in connection with or as part of the Merger or related transactions. Company has not paid or will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Company Stock in connection with or as part of the Merger or any related transactions. Company has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Company Stock.

            7. There is no intercorporate indebtedness existing between Parent and Company or between Merger Subsidiary and Company that was issued, acquired or will be settled at a discount.

            8. Company has no authorized stock other than common stock par value $.01 per share, and preferred stock, par value $.01 per share. At the date hereof, the only capital stock of Company issued and outstanding is Company Stock.

            9. In the Merger, Company Stock representing control of Company, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Parent. For purposes of this representation, any shares of Company Stock exchanged for cash or other property will be treated as outstanding Company Stock at the Effective Time.

           10. There exist no options, warrants, convertible securities or other rights to acquire Company Stock, other than rights pursuant to employee stock options and employee stock purchase plans in existence as of the date of the Agreement.

           11. In the Merger, no liabilities of the shareholders of Company will be assumed by Parent and none of the Company Stock acquired by Parent will be subject to liabilities. Furthermore, to the knowledge of the management of Company, there is no plan or intention for Parent to assume any liabilities of Company.

           12.  Company is not an "investment company" within the meaning of
Section 368(a)(2)(F) of the Code.

           13. Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

           14. At the Effective Time, the total fair market value of the assets of Company exceeds the total liabilities of Company assumed, including the amount of any liabilities to which the assets of Company are subject.

           15. The payment of cash in lieu of fractional shares of Parent stock to holders of Company Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the holders of Company Stock instead of issuing fractional shares of Parent Stock will not exceed one percent of the total consideration that will be issued in the Merger to the holders of Company Stock with respect to their shares of Company Stock. The fractional share interests in Parent of each holder of Company Stock will be aggregated, and no holder of Company Stock will receive cash in an amount equal to or greater than the value of one full share of Parent Stock.

           16. None of the employee compensation received by any shareholder-employees of Company is or will be separate consideration for, or allocable to, any of their shares of Company Stock to be surrendered in the Merger. None of the shares of Parent Stock received by any shareholder-employee of Company in the Merger is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement. Any compensation paid or to be paid to any shareholder of Company who will be an employee of or perform advisory services for Parent, Merger Subsidiary, Company, or any affiliate thereof after the Merger, will be determined by bargaining at arm's length.

           17. Since the date of the Agreement, except for the issuance of Company Stock pursuant to the rights described in paragraph 10 hereof, Company has not issued any additional shares of Company Stock.

           18. No holders of Company Stock have dissenters' rights with respect to the Merger under applicable laws.

           19. Except as disclosed in the Company's Schedule of Exceptions, Company has not redeemed any of its stock, made any distributions with respect to its stock, or disposed of any of its assets in contemplation or as part of the Merger, excluding for purposes of this representation regular, normal dividends and Company Stock acquired in the ordinary course of business in connection with employee incentive and benefit programs, or other programs or arrangements in existence on the date hereof.

           20. The Merger is being effected for bona fide business reasons and will be carried out strictly in accordance with the Agreement, and none of the material terms and conditions therein have been or will be waived or modified.

           21. Company will not take any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

           We understand that Andrews & Kurth, L.L.P. and Davis Polk &
Wardwell will rely on this Certificate in rendering their opinions as to certain United States Federal income tax consequences of the Merger and we will promptly and timely inform them if, after signing this Certificate, we have reason to believe that any of the facts described herein or in the Proxy Statement or any of the representations made in this Certificate are untrue, incorrect or incomplete in any respect.



                             Very truly yours,


                             MONTEREY RESOURCES, INC.



                             By:___________________________________

                             Title:________________________________



                                                                  EXHIBIT D TO
                                                          THE MERGER AGREEMENT


                           MONTEREY RESOURCES, INC.

                             OFFICER'S CERTIFICATE


               The undersigned officer of Monterey Resources, a Delaware corporation (the "Company"), in connection with the opinion to be delivered by Andrews & Kurth L.L.P. to Company in connection with the Agreement and Plan of Merger between Company and Texaco Inc., a Delaware corporation ("Parent"), dated as of August 17, 1997 (the "Merger Agreement"), and recognizing that Andrews & Kurth L.L.P. will rely on this Certificate in delivering such opinion, hereby certifies that the facts described in this Officer's Certificate relating to the proposed merger of Merger Subsidiary with and into Company pursuant to the Merger Agreement (the "Merger") and any transactions related thereto are true, correct, and complete in all respects and will be true, correct, and complete in all respects at the Effective Time of the Merger, and further certifies as follows (unless otherwise specified, capitalized terms used herein shall have the meaning assigned to them in the Merger Agreement):

               1. I certify to you that I am the General Counsel and Secretary of Company. I am familiar with the transactions contemplated by, and the terms and provisions of, the Merger Agreement, have personal knowledge of the matters covered by the following representations, and am authorized to make the following representations on behalf of Company.

               2. Except as described in Appendix A hereto, as of the time of the July 25, 1997 distribution of Company stock by Santa Fe Energy Resources, Inc., a Delaware corporation ("Santa Fe"), there had been no discussions, negotiations, agreements or arrangements regarding the acquisition of the stock or assets of Company by Parent (or a subsidiary or affiliates of Parent or anyone else) or the acquisition of the stock or assets of Parent by Company between (i) the management or the Board of Directors of Santa Fe or Santa Fe's representatives (or the management or the Board of Directors of Company or Company's representatives), and the management of the Board of Directors of Parent or any affiliate of Parent or Parent's representatives (or any other potential acquiror) or (ii) shareholders of Company and management or the Board of Directors of Parent or any affiliate of Parent or Parent's representatives (or any other potential acquiror).

               3. As of the time of the July 25, 1997 distribution ofCompany stock by Santa Fe, neither the management nor the Board of Directors of Company (or Santa Fe) had a plan or intent to effect the acquisition of the stock of Company by Parent (or anyone else) or a plan or intent to engage in any other transaction that would have caused Company stockholders (as determined immediately after the July 25, 1997 distribution of Company stock by Santa Fe) to fail to own Company stock constituting "control" within the meaning of Section 368(c) of the Code. A belief that the stock of Company might be acquired or that Company might be a party to a merger at some point after the July 25 distribution of the stock of Company by Santa Fe would not, by itself, constitute a "plan or intent" to effect such an acquisition or merger.

               4. As of the time of the July 25, 1997 distribution of Company stock by Santa Fe, there was no plan or intention by any stockholder of Company who owned five percent or more of the stock of Company, and the management of Company, to its best knowledge, was not aware of any plan or intention on the part of any remaining stockholder of Company to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either Santa Fe or Company after the distribution. Plan or intent for this purpose has the same meaning as set forth in paragraph 3 above.


                                         _________________________________
Dated: _______________, 1997             Name:
                                         Title:




                                                                  EXHIBIT E TO
                                                          THE MERGER AGREEMENT


                                  TEXACO INC.

                    AUTHORIZED REPRESENTATIVE'S CERTIFICATE


               The undersigned authorized representative of Texaco Inc., a Delaware corporation ("Parent"), in connection with the opinion to be delivered by Andrews & Kurth L.L.P. to Monterey Resources, Inc., a Delaware corporation (the "Company"), in connection with the Agreement and Plan of Merger between Company and Parent dated as of August 17, 1997 (the "Merger Agreement"), and recognizing that Andrews & Kurth L.L.P. will rely on this Certificate in delivering such opinion, hereby certifies that the facts described in this Authorized Representative's Certificate relating to the proposed merger of Merger Subsidiary with and into Company pursuant to the Merger Agreement (the "Merger") and any transactions related thereto are true, correct, and complete in all respects and will be true, correct, and complete in all respects at the Effective Time of the Merger, and further certifies as follows (unless otherwise specified, capitalized terms used herein shall have the meaning assigned to them in the Merger Agreement):

              1. I certify to you that I am the Assistant General Counsel of Parent. I am familiar with the transactions contemplated by, and the terms and provisions of, the Merger Agreement, have personal knowledge of the matters covered by the following representations, and am authorized to make the following representations on behalf of Parent.

              2. To the best of my knowledge and belief, except as described in Appendix A hereto, as of the time of the July 25, 1997 distribution of Company stock by Santa Fe Energy Resources, Inc., a Delaware corporation ("Santa Fe"), there had been no discussions, negotiations, agreements or arrangements regarding the acquisition of the stock or assets of Company by Parent (or a subsidiary or affiliate of Parent or anyone else) or the acquisition of the stock or assets of Parent by Company between (i) the management or the Board of Directors of Santa Fe or Santa Fe's representatives (or the management or the Board of Directors of Company or Company's representatives), and the management or the Board of Directors of Parent or any affiliate of Parent or its representatives (or any other person) or (ii) shareholders of Company and management or the Board of Directors of Parent or any affiliate of Parent or Parent's representatives (or any other person).

              3. To the best of my knowledge and belief, as of the time of the July 25, 1997 distribution of Company stock by Santa Fe, neither the management nor the Board of Directors of Santa Fe (or Company) had a plan or intent to effect the acquisition of the stock of Company by Parent (or anyone else) or a plan or intent to engage in any other transaction that would have caused Company stockholders (as determined immediately after the July 25, 1997 distribution of Company stock by Santa Fe) to fail to own Company stock constituting "control" within the meaning of Section 368(c) of the Code. A belief that the stock of the Company might be acquired or that Company might be a party to a merger at some point after the July 25 distribution of the stock of Company by Santa Fe would not, by itself, constitute a "plan or intent" to effect such an acquisition or merger.


                                         _________________________________
Dated: _______________, 1997             Name:
                                         Title:




                                                                 EXHIBIT F TO
                                                         THE MERGER AGREEMENT


                       CERTIFICATE OF R. GRAHAM WHALING


               The undersigned, in connection with the opinion to be delivered by Andrews & Kurth L.L.P. to Monterey Resources, Inc., a Delaware corporation (the "Company"), in connection with the Agreement and Plan of Merger between Company and Texaco Inc., a Delaware corporation ("Parent"), dated as of August 17, 1997 (the "Merger Agreement"), and recognizing that Andrews & Kurth L.L.P. will rely on this Certificate in delivering such opinion, hereby certifies that the facts described in this Officer's Certificate relating to the proposed merger of Merger Subsidiary with and into the Company pursuant to the Merger Agreement (the "Merger") and any transactions related thereto are true, correct, and complete in all respects and will be true, correct, and complete in all respects at the Effective Time of the Merger, and further certifies as follows (unless otherwise specified, capitalized terms used herein shall have the meaning assigned to them in the Merger Agreement):

               1. I certify to you that I am familiar with the transactions contemplated by, and the terms and provisions of, the Merger Agreement, have personal knowledge of the matters covered by the following representations.

               2. To the best of my knowledge and belief, except as described in Appendix A hereto, as of the time of the July 25, 1997 distribution of Company stock by Santa Fe, there had been no discussions, negotiations, agreements or arrangements regarding the acquisition of the stock or assets of Company by Parent (or a subsidiary or affiliate of Parent or anyone else) or the acquisition of the stock or assets of Parent by Company between (i) the management or the Board of Directors of Sante Fe or Santa Fe's representatives (or the management or the Board of Directors of Company or Company's representatives), and the management or the Board of Directors of Parent or Parent's representatives (or any other potential acquiror) or
(ii) between sharesholders of the Company and management or the Board of Directors of Parent or Parent's representatives (or any other potential acquiror).

               3. To the best of my knowledge and belief, as of the time of the July 25, 1997 distribution of Company stock by Santa Fe, neither the management nor the Board of Directors of Santa Fe (or the Company) had a plan or intent to effect the acquisition of the stock of Company by Parent (or anyone else) or a plan or intent to engage in any other transaction that would have caused the Company stockholders (as determined immediately after the July 25, 1997 distribution of Company stock by Santa Fe) to fail to own Company stock constituting "control" within the meaning of Section 368(c) of the Code. A belief that the stock of the Company might be acquired or that the Company might be a party to a merger at some point after the July 25 distribution of the stock of the Company by Santa Fe would not, by itself, constitute a "plan or intent" to effect such an acquisition or merger.

               4. To the best of my knowledge and belief, except as described in Appendix A hereto, as of the time of the July 25, 1997 distribution of Company stock by Santa Fe, there was no plan or intention by any stockholder of Santa Fe who owned five percent or more of the stock of Santa Fe, and the management of Santa Fe, to its best knowledge, was not aware of any plan or intention on the part of any remaining stockholder of Santa Fe to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either Santa Fe or Company after the distribution. Plan or intent for this purpose has the same meaning as set forth in paragraph 3 above.


                                         _________________________________
Dated:  _______________________, 1997    Name:
                                         Title:


                                                                       ANNEX B

                        [Letterhead of Goldman, Sachs & Co.]




PERSONAL AND CONFIDENTIAL

August 17, 1997


Board of Directors
Monterey Resources, Inc.
5201 Truxtun Avenue, Suite 100
Bakersfield, CA 93309

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Monterey Resources, Inc. (the "Company") of the Stock Consideration (as defined below) to be received for each Share pursuant to the Agreement and Plan of Merger dated as of August 17, 1997 among Texaco Inc. ("Texaco") and the Company (the "Agreement"). Pursuant to the Agreement, Texaco will cause one of its wholly-owned subsidiaries to merge with and into the Company (the "Merger") and each Share (other than Shares owned by Texaco and its affiliates and Shares held in treasury) will be converted into the right to receive that number of shares of Texaco Common Stock, par value $6.25 per share ("Texaco Common Stock"), derived by dividing $21.00 by the Average Closing Price (as defined in the Agreement); provided that if the Average Closing Price is greater than $121.00, the number of shares of Texaco Common Stock to be issued per Share will be 0.1736, and if the Average Closing Price is less than $99.00, the number of shares of Texaco Common Stock to be issued per Share will be 0.2121 (the "Stock Consideration"). You have advised us that Texaco will take all necessary actions to form a wholly-owned subsidiary in order to effect the Merger.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as lead underwriter of the initial public offering of Shares in November 1996, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Prior to the initial public offering of the Shares and until the tax-free distribution of Shares owned by Santa Fe Energy Resources, Inc. to its common stockholders on July 25, 1997, the Company was a wholly-owned subsidiary of Santa Fe Energy Resources, Inc. ("Santa Fe"). We have provided certain investment banking services to Santa Fe from time to time and may provide investment banking services to Santa Fe in the future. We also have provided certain investment banking services to Texaco from time to time and may provide investment banking services to Texaco in the future. In the course of trading activities of Goldman, Sachs & Co. prior to our retention with this matter, the Firm accumulated a long position of 814,948 Shares.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the year ended December 31, 1996, and of Texaco for the five years ended December 31, 1996; certain interim reports to stockholders of the Company and Texaco and Quarterly Reports on Form 10-Q of the Company and Texaco; Amendment No. 3 to the Registration Statement on Form S-1 and the Prospectus contained therein, each dated November 13, 1996, relating to the initial public offering of Shares; certain other communications from the Company and Texaco to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company and Texaco regarding the past and current business operations, financial condition and future prospects of their respective companies. We have reviewed certain information provided by the Company relating to the Company's oil and gas reserves, including reserve reports for the year ended December 31, 1996 prepared by independent petroleum engineers for the Company, and have discussed the reserve information with the senior management of the Company. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Texaco Common Stock, compared certain financial and stock market information for the Company and Texaco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Texaco or any of their subsidiaries and, except for the reserve information referred to in the third paragraph of this opinion, we have not been furnished with any such evaluation or appraisal. With respect to such reserve information, we are not experts in the evaluation of oil and gas properties and, with your consent, have relied without independent verification solely upon the reserve reports and internal estimates prepared by the independent petroleum engineers and senior management of the Company. Our opinion is based upon the economic and market conditions existing on the date hereof. We were not requested to solicit and did not solicit interest from other parties in a potential business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Stock Consideration pursuant to the Agreement is fair to the holders of Shares.

Very truly yours,


/s/ Goldman, Sachs & Co.
__________________________
(GOLDMAN, SACHS & CO.)




                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

               Exculpation. Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit.

               The Texaco Certificate of Incorporation limits the personal liability of a director to Texaco and its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such limitation of liability is not permitted by the DGCL.

               Indemnification. Section 145 of the DGCL permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

               The Texaco Bylaws provide for indemnification of directors and officers of Texaco against liability they may incur in their capacities as such to the fullest extent authorized by applicable law.

               Insurance. Texaco has in effect directors' and officers' liability insurance and fiduciary insurance. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

               Monterey Directors and Officers. The Merger Agreement provides that (i) for six years after the Effective Time Texaco will cause Monterey to indemnify and hold harmless the present and former directors or officers of Monterey in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted by the DGCL for damages and liabilities and
(ii) for a period of six years after the Effective Time Texaco will cause Monterey to use its best efforts to provide directors' and officers' liability insurance in respect of acts or omissions occurring prior to the Effective Time on terms with respect to coverage and amount no less favorable than as in effect on August 17, 1997.

Item 21.  Exhibits and Financial Statement Schedules.


Exhibit
Number                        Description                                Page
-------                       -----------                                ----

 2 Agreement and Plan of Merger dated as of August 17, 1997 between the Registrant and Monterey Resources, Inc. and exhibits attached thereto (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).

 3(a) Copy of restated Certificate of Incorporation of the Registrant, as amended to and including September 10, 1997, including Certificate of Designations, Preferences and Rights of Series B ESOP Convertible Preferred Stock, Series D Junior Participating Preferred Stock, Series F ESOP Convertible Preferred Stock and Series G, H, I and J Market Auction Preferred Shares.

 3(b) Copy of By-Laws of the Registrant, as amended to and including July 25, 1997, filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997, dated August 13, 1997, incorporated herein by reference, S.E.C. File No. 1-27.

 4 Instruments defining the rights of holders of long-term debt of the Registrant and its subsidiary companies are not being filed since the total amount of securities authorized under each of such instruments does not exceed 10 percent of the total assets of the Registrant and its subsidiary companies on a consolidated basis. The Registrant agrees to furnish a copy of any instrument to the Securities and Exchange Commission upon request.

 5 Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.

 8(a) Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the Merger.

 8(b) Opinion of Andrews & Kurth L.L.P. regarding certain federal income tax consequences relating to the Merger.

23(a)  Consent of Arthur Andersen LLP.

23(b)  Consent of Price Waterhouse LLP.

23(c)  Consent of Coopers & Lybrand, L.L.P.

23(d) Consent of Davis Polk & Wardwell (included in the opinions filed as Exhibit 5 and Exhibit 8(a) to this Registration Statement).

23(e)  Consent of Andrews & Kurth L.L.P. (included in the opinion filed as
       Exhibit 8(b) to this Registration Statement).

23(f)  Consent of Goldman, Sachs & Co.

23(g)  Consent of Ryder Scott Company.

24     Powers of Attorney

99     Form of Monterey Resources, Inc. Proxy Card.


Item 22.  Undertakings.

             (a) The undersigned registrant hereby undertakes:

                 (1) That, for purposes of determining any liability under the
             Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section
             15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                 (3) That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

              (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

              (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Harrison, State of New York, on September 29, 1997.


                                      TEXACO INC.
                                      (Registrant)


                                      By: /s/ Carl B. Davidson
                                      ---------------------------------------
                                      Name:  Carl B. Davidson
                                      Title: Vice President and Secretary


               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.


       Signature                       Title                      Date
       ---------                       -----                      ----

          *                Chairman of the Board and       September 29, 1997
------------------------   Chief Executive Officer
    (Peter I. Bijur)       (Principal Executive Officer)

          *                Senior Vice President and       September 29, 1997
------------------------   Chief Financial Officer
   (Patrick J. Lynch)      (Principal Financial Officer)

          *                Vice President and              September 29, 1997
------------------------   Comptroller (Principal
  (Robert C. Oelkers)      Accounting Officer)

          *                Director                        September 29, 1997
------------------------
    (John Brademas)

          *                Director                        September 29, 1997
------------------------
     (Mary K. Bush)

          *                Director                        September 29, 1997
------------------------
  (Willard C. Butcher)

          *                Director                        September 29, 1997
------------------------
 (Edmund M. Carpenter)

          *                Director                        September 29, 1997
------------------------
  (Michael C. Hawley)

          *                Director                        September 29, 1997
------------------------
 (Franklyn G. Jenifer)

          *                Director                        September 29, 1997
------------------------
   (Thomas S. Murphy)

          *                Director                        September 29, 1997
------------------------
 (Charles H. Price, II)

          *                Director                        September 29, 1997
------------------------
    (Robin B. Smith)

           *               Director                        September 29, 1997
------------------------
(William C. Steere, Jr.)

           *               Director                        September 29, 1997
------------------------
(Thomas A. Vanderslice)

           *               Director                        September 29, 1997
------------------------
   (William Wrigley)

* /s/ R.E. Koch                                            September 29, 1997
------------------------
 Attorney-in-Fact